
07076395

File No. 24-10185

SECURITIES AND EXCHANGE COMMISSION
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933
AMENDMENT NO. 1

National House Care, Inc.

(Exact Name of Issuer as specified in its charter)

Georgia

(State or other jurisdiction of incorporation of organization)

5825 Glenridge Drive, NE, Building 3 Suite 101, Atlanta, GA 30328; 404-806-2279

(Address, including zip code and telephone number, including area code of issuer's principal executive offices)

Henry B. Levi, Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.
3414 Peachtree Rd, NE Suite 1600, Atlanta, GA 30326; (404) 221-6508

(Name, address, including zip code, and telephone number, including area code of agent for service)

7600

(Primary Standard Industrial Classification Code Number)

20-4511174

(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

A2 HBL 1770989 v3
2906879-000002

PART I – NOTIFICATION

Item 1. **Significant Parties**

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's Directors:

Gary T. Krajecki:

Business Address:	5825 Glenridge Drive, NE Building 3, Suite 101 Atlanta, GA 30328
Residential Address:	401 17th Street NW, Apt 3301 Atlanta, GA 30363

Michael V. Skripko, Jr.:

Business Address:	5825 Glenridge Drive, NE Building 3, Suite 101 Atlanta, GA 30328
Residential Address:	2584 Alvecot Circle Smyrna, GA 30080

Douglas D. Boyer:

Business Address:	5825 Glenridge Drive, NE Building 3, Suite 101 Atlanta, GA 30328
Residential Address:	1945 Main Street SE Smyrna, GA 30080

(b) The issuer's Officers:

Gary T. Krajecki – Chairman of the Board, Chief Executive Officer and Principal Accounting Officer
Michael V. Skripko, Jr. – Chief Operating Officer
Douglas D. Boyer – Director of Quality Control and Chief Financial Officer

For business and residential addresses see Item (a) above.

(c) The issuer's general partners – Not Applicable

(d) Record owners of 5% or more of any class of the issuer's equity securities:

Gary T. Krajecki
Michael V. Skripko, Jr.
Douglas D. Boyer

For business and residential addresses see Item (a) above.

(e) Beneficial owners of 5% or more of any class of the issuer's equity securities – See Item (d) above

(f) Promoters of the issuer– See Item (d) above

(g) Affiliates of the issuer – See Item (d) above

(h) Counsel to the issuer with respect to the proposed offering: Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C., 3414 Peachtree Rd, NE, Suite 1600, Atlanta, GA 30326

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

Item 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 above are subject to any of the disqualification provisions in Rule 262.

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable because the proposed offering does not involve the resale of securities by affiliates of the issuer.

Item 4. Jurisdictions in which the securities are to be offered

(a) Not Applicable

(b) The issuer proposes to offer the securities, by state securities registration, in the following jurisdictions, by means of personal contacts, publication of advertisements in accordance with Rule 251(d), distribution of sales materials (which if and when available shall be filed by amendment in a form to be attached as an exhibit hereto):

Alabama	Arizona	Arkansas
California	Colorado	Connecticut
Delaware	District of Columbia	Georgia
Idaho	Illinois	Indiana
Kentucky	Louisiana	Maryland
Massachusetts	Michigan	Minnesota
Mississippi	Missouri	Nebraska
Nevada	New Hampshire	New Jersey
New York	Ohio	Oregon
Pennsylvania	Rhode Island	South Carolina
Tennessee	Texas	Utah
Vermont	Virginia	Washington
West Virginia	Wisconsin	

It is not currently expected that the Company will rely on state exemptions from securities registration.

Item 5. Unregistered securities issued or sold within one year

(a)

(1) Name of Issuer: National House Care, Inc.

(2) Title and Amount of Securities Issued: 3,780,000 shares of common stock

(3) Aggregate Offering Price: $45,000, paid in cash upon subscription, in December 2006

(4) Names of Purchasers: Gary Krajecki, Michael Skripko and Douglas Boyer (co-founders of Issuer)

(b)

(1) Name of Transferor: Douglas Boyer (a director, officer, promoter and principal security holder) transferred shares of the Issuer in January 2007

(2) Title and Amount of Securities Transferred: 578,880 shares of common stock of National House Care, Inc. were transferred by Mr. Boyer, 354,240 shares to Mr. Krajecki and 224,640 shares to Mr. Skripko

(3) Aggregate Transfer Price: The transfers were made for no consideration, reflecting the mutual agreement of the three

founders as to the appropriate relative levels of equity among them.

(4) Names of Transferees: Gary Krajecki and Michael Skripko

(c) Exemptions Relied Upon

(1) December 2006 Issuances: The basis for this exemption is Section 4(2) of the Securities Act of 1933, as amended. The facts supporting the exemptions are that the shares were issued only to three individuals, each of whom was one of the only three then-current shareholders. There was no advertising or general solicitation. Each of the purchasers had access, by virtue of his management position in the Company, to obtain all material information about the Company and the prospective investment.

(2) January 2007 Transfers: To the extent these are deemed to be sales and not gifts, the basis for this exemption is Section 4(1) of the Securities Act of 1933, using the so-called "Section 4 (1½)" analysis. Accordingly, the factual basis for this exemption's availability are the same as articulated in the preceding paragraph, plus (A) the fact that the seller and purchasers identified each other by direct personal contact, and (B) the seller, when the shares were initially purchased from the Company, intended to hold the shares for investment over the long term and changed his mind only when the founding shareholders decided to re-align their ownership percentages.

Item 6. Other present or proposed offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(f) The issuer and the persons named in response to Item 1 above are not aware of any arrangements for the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for its distribution of its participation.

(f) The issuer has not retained any underwriter for the purpose of selling securities of the issuer.

Item 8. Relationship with Issuer of Expert Named in Offering Statement

None of the experts named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

The issuer has not used any written document or broadcast script authorized by Rule 254.

PART II – OFFERING CIRCULAR

OFFERING CIRCULAR


NHC
National House Care, Inc.
House & Property Care

OFFERING CIRCULAR

NATIONAL HOUSE CARE, INC.

$4,998,000

OFFERING OF UP TO 4,462,500 SHARES OF COMMON STOCK

$1.12 PER SHARE

MINIMUM INVESTMENT OF $21,000 (18,750 SHARES)

(MINIMUM OFFERING: $3,500,000 – 3,125,000 SHARES)

National House Care, Inc., a Georgia corporation ("NHC" or the "Company"), is offering up to 4,462,500 of its shares of common stock, no par value (the "Shares"), at a price of $1.12 per share, pursuant to this Offering Circular. The mailing address of the Company's principal office and its telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328; (404) 806-2279.

NHC is an early stage company in the business of providing "House Care," which refers to extensive home maintenance and repair services, with a special emphasis on the baby boomer market and "aging-in-place" services. NHC began operations in February 2006 and currently operates only in the greater Atlanta, Georgia market. It intends to grow nationally, primarily through franchising, but has not yet commenced selling franchises. NHC is subject to a variety of material risks, including risks associated with any start-up enterprise and risks faced by companies embarking on a franchising model. See "Risk Factors" below.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FOR REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

The offering will terminate on ____________, 2007, with a possible extension period of up to __ days at the Company's discretion. No underwriter or broker-dealer currently is associated with the offering. The Company currently has no arrangements to pay compensation to any person or entity for the sale of Shares. The Company, through one or more of its executive officers, will offer the Shares on a best efforts basis, without compensation. Proceeds will be held in escrow with Reliance Trust Company pending achieving the minimum offering level. In the event the Company does not sell the minimum number of Shares before the expiration date or extension thereof, any subscription funds held in escrow will be returned to prospective investors promptly, with interest.

The approximate date of commencement of proposed sale to the public is _______, 2007

	Price to public	Underwriting discount and commissions[1]	Proceeds to issuer[2]
Per Share	$1.12	0	$1.12 [3]
Total Minimum	$3,500,000	0	$3,500,000
Total Maximum	$4,998,000	0	$4,998,000

1. The Company may retain one or more broker-dealer firms to offer and sell the Shares on a best efforts basis. In that event this Offering Circular either will be amended or supplemented to reflect the arrangements with such firms.

2. Before subtracting offering expenses estimated to be approximately $200,000.

3. The offering price per Share has been determined by the Company on the basis of estimated capital requirements to carry out the Company's objectives as stated herein under "Use of Proceeds." No representation is made that the Shares have a market value or could be resold at any price.

AN INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT. SEE THE SECTION ENTITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

STATE NOTICES

[To be added by amendment]

TABLE OF CONTENTS

You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with information or to make representations other than those contained in this Offering Circular. If any such information is given or any such presentations are made, such information or representations must not be relied upon as having been authorized by us.

We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this Offering Circular is accurate only as of the date of this Offering Circular, regardless of the time of delivery of this Offering Circular or of any sale of our common stock.

Please direct inquiries relating to this offering to:

National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328
(404) 806-2279
CFO@NationalHouseCare.com

OFFERING CIRCULAR SUMMARY

This summary, which sets forth certain provisions of this Offering Circular, is intended only for quick reference. This Offering Circular describes in greater detail numerous aspects of the offering and the business of the Company that are material to investors. The following is, therefore, qualified in its entirety by the full text of this Offering Circular.

The Company

National House Care, Inc. ("NHC" or the "Company") is a Georgia corporation whose principal address and telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328, telephone: (404) 806-2279. Our primary website is nationalhousecare.com. The information on, or accessible through, our website is not part of this Offering Circular.

The Articles of Incorporation of the Company were filed effective February 28, 2006. The Company was founded by Gary Krajecki, Douglas Boyer and Michael Skripko, who also serve as the directors and executive officers of the Company.

Overview

The U.S. Census Bureau estimates that as of July 1, 2005 over 36 million people in the United States were aged 65 or older. By 2030 it projects that more than 70 million people will be age 65 or older, accounting for 43% of all U.S. Households. Today's families are geographically dispersed. As a result, traditional family support structures are not available to help aging individuals with home maintenance and repairs.

Aging baby boomers, seniors, rental property owners, vacation home owners and absentee homeowners all represent a growing potential client base in need of on-call and periodic home maintenance and repair services.

The U.S. Department of Housing and Urban Development and the U.S. Census Bureau estimate that in 2001 the U.S. had more than 9 million rental properties, and in 2000 there were over 3.6 million vacation homes. As world commerce grows, companies are increasingly deploying workers for extended periods to distant locations, which we expect to create increased numbers of absentee homeowners.

Business of the Company

NHC is dedicated to providing "House Care", which can be defined as complete home maintenance and repair. We provide single point-of-contact services to both onsite and offsite homeowners through one-time visits as well as multi-visit service plans. Services range from minor repair tasks to assuming 100% of House Care responsibilities for extended periods of time.

Currently, we provide services only in the greater Atlanta, Georgia metropolitan area. Our plan is to increase our service footprint through national franchising. We intend to use the proceeds of this offering, in part, to design and offer franchise opportunities to potential franchisees.

Strategy	Our business strategy is to provide high quality, comprehensive House Care to a broad market of homeowners of all ages. We offer our clients a single point-of-contact for all their House Care needs, prompt service, clean-cut uniformed employees who are knowledgeable and work efficiently, fair and transparent pricing, quality work, post-visit follow-up calls and aging-in-place services, including home modification and light remodeling, all supported within a comprehensive branding program. We believe our largest growth markets are baby boomers, seniors and the adult children who often manage the care and finances of their aging parents. We are positioning NHC to be the House Care provider of choice to these client groups. Among our competitors at the national franchise level we believe we are the first to advertise that we employ certified aging-in-place specialists to provide House Care services ("House Technicians"). A significant benefit of this certification is that it helps us provide a much more comprehensive and professional level of service to our aging clients.
Risk Factors	An investment in the Company involves substantial risks. See the "Risk Factors" section for a general discussion of certain of such risks. Some of the factors that make this a speculative investment are: • We have a limited history of operations and have not achieved profitability. • We may require additional capital after completion of this offering, and we cannot be certain we can raise that capital on favorable terms, if at all. • We face substantial competition from a number of different sources. • Our management has no prior experience in franchising. • Our plan involves embarking on a national franchising program, which we have not yet commenced.
The Offering	The Offering is for a maximum of 4,462,500 Shares of the Company's common stock ($4,998,000) and a minimum of 3,125,000 Shares ($3,500,000) at a price of $1.12 per Share, which is payable in cash in full upon subscription. Our executive officers will offer the Shares on a "best efforts" basis without receipt of any commission or other compensation, directly or indirectly. The minimum amount of investment for each investor is $21,000 or 18,750 Shares. This requirement may be waived in our sole discretion. We will offer the Shares from the date of this Offering Circular through _________, 2007 (or as late as _______, 2007 if we elect to extend the offering period). Subscriptions will be held in an interest-bearing escrow account pending the sale of the minimum 3,125,000 Shares. If the minimum Shares have not been subscribed by _______, 2007, the offering will terminate, and the escrow agent will return all funds to investors, with actual interest earned. We are offering the Shares pursuant to Regulation A, which is an exemption from registration under the federal Securities Act of 1933, as amended ("Regulation A"). Each subscriber for Shares will be required to represent that he is aware that his rights to sell or otherwise transfer the Shares will be restricted by the

	absence of a trading market for the Shares by state securities laws notwithstanding that the Shares well be freely tradable under Regulation A and by certain provisions set forth in the subscription agreement.
Uses of Proceeds	We will use the proceeds of the offering to pay the expenses of the offering and fund our near-term growth, including the costs of establishing a nationwide franchising system and hiring management to operate such a system.
Management of the Company and its Business	Our current management includes: • *Gary Krajecki* – Chairman of the Board, Chief Executive Officer • *Michael V. Skripko, Jr.* – Currently Chief Operating Officer but will assume the position of Director of Marketing and Chief Strategy Officer shortly after the offering • *Douglas D. Boyer* – Director of Quality Control and Chief Financial Officer In addition, the following persons are expected to join the Company upon the successful conclusion of the offering in the positions indicated: • *Mark D. Anderson* – Chief Financial Officer • *James L. Krajecki* – Chief Operating Officer • *David M. Parr* – Director of Franchising
How to Invest	To subscribe, a prospective investor must execute and deliver to the Company a Subscription Agreement in the form annexed hereto as Exhibit B. The Subscription Agreement contains certain representations and warranties of each prospective purchaser. A separate execution copy of the Subscription Agreement is being furnished, which is the copy that prospective investors should complete and return. THE SUBSCRIPTION AGREEMENT ATTACHMENT SHOULD BE READ CAREFULLY AND CLEARLY UNDERSTOOD BEFORE SIGNING. All investors subscribing for Shares are required to make payment for their Shares in cash upon subscription. All subscriptions and subscription checks, payable to "Reliance/NHC Stock Escrow," should be sent to: National House Care, Inc. Attention: Stock Offering 5825 Glenridge Drive NE Building 3, Suite 101 Atlanta, GA 30328

RISK FACTORS

An investment in the Shares involves a high degree of risk and should be regarded as speculative. As a result, only persons who can afford the loss of their entire investment should consider investing in the Shares. You should carefully consider the following risk factors and other information contained in or incorporated by reference into this Offering Circular before deciding to purchase any Shares. We cannot offer any assurance as to our future financial results.

The object of our business model is to be a viable, profitable entity. Should one or several of these risk factors occur, this could adversely affect our objective and as such, place any investment in the Company at risk.

This Risk Factors section and other sections of this Offering Circular contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negatives or variations of these terms, and other comparable terminology. In addition, any statements discussing strategy that involve risks and uncertainties are forward-looking. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance.

Prospective purchasers of the Shares are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this document identifies important factors that could cause such differences. In addition, throughout this document, there are references to certain events that will occur "upon the completion of the offering" or "upon the successful completion of the offering" or words similar thereto. For example, we intend to employ certain individuals upon the successful completion of the offering. The use of such phrases should not imply in any way that there is any guarantee or assurance that this offering will be successful in raising the minimum amount of $3,500,000.

Risks related to the Company

The Company has not yet achieved profitable operations, anticipates continued losses and may not achieve profitability. Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated on February 28, 2006, began operations shortly thereafter in 2006 and currently operate only in the greater Atlanta, Georgia market. As of June 30, 2007 (since inception) we had accumulated losses of approximately $149,000 (unaudited). Given the level of planned operating and capital expenditures and the absence of current profitable operations, we expect to continue to incur losses through the 4th quarter of 2010. We plan to increase our operating expenses as we develop our business and expand our marketing efforts to obtain franchisees and clients. If growth in operating revenue begins later than expected or is slower than we anticipate, or if our operating expenses exceed our expectations and we cannot adjust them accordingly, our business, results of operations and financial condition will be materially and adversely affected.

Thus, we have only a limited operating history upon which you can evaluate our business. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by early-stage companies doing business primarily through a network of franchisees. We may not be successful in addressing these risks, and our business strategy may not be successful.

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include:

- our ability to obtain franchisees;
- our ability and our franchisees' ability to maintain client satisfaction;
- our ability to meet our obligations to our network of franchisees;
- the announcement or introduction of new competing services by competitors;
- the success of our brand building and marketing campaigns;
- price competition;
- our ability to upgrade and develop our systems and infrastructure to accommodate growth;
- our ability to attract new personnel in a timely and effective manner;
- the timing, cost and availability of advertising for franchisees and clients;
- the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;
- governmental regulation by Federal or local governments; and
- general economic conditions.

As a result of our limited operating history and the relative novelty of our business model, it is difficult for us to forecast our revenues or earnings accurately. We base our current and future expense levels largely on our plans and estimates of future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition.

Due to the foregoing factors, our quarterly revenues and operating results are difficult to forecast. FOR THIS REASON, WE HAVE NOT PREPARED FOR DISTRIBUTION TO PROSPECTIVE INVESTORS ANY FORECASTS OR OPERATING PROJECTIONS WITH RESPECT TO REVENUES, EARNINGS, OPERATING EXPENSES OR CAPITAL EXPENDITURES. THEREFORE, INVESTORS WILL NOT HAVE AN OPPORTUNITY TO EVALUATE THIS INFORMATION IN MAKING THEIR INVESTMENT DECISION.

Our business does not currently generate the cash needed to finance our operations, and we may need additional financing in the future, which we may be unable to obtain. If additional capital is not available to us, we may not be able to sell franchises and take advantage of additional growth opportunities.

We believe our primary service of providing House Care services to homeowners, with an added emphasis on the "aging-in-place" market, is commercially viable; however, this belief is based on operations only since October 2006, when we hired our first House Technicians. We have made only limited sales of our services and only in the greater Atlanta, Georgia area. In addition, we intend to grow primarily through franchising, but we have not yet started selling franchises. In order to implement the next phase of our business plan, including the development of franchisee procedures, systems and manuals, and the marketing of franchise opportunities, we have substantial capital requirements. We are attempting to raise between a minimum of $3,500,000 and a maximum of $4,998,000 in this offering. If we raise the minimum, we believe that we will not need additional funds to finance our operations, but we cannot assume this will be the case. Until such time we are generating sufficient capital from operations, on an ongoing basis, we may be required to seek additional equity or debt financing to implement our business plan. We cannot precisely determine the timing and amount of such capital requirements. Our capital requirements will depend on a number of factors, including demand for services, changes in industry conditions and competitive factors.

Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. If we raise additional funds through the issuance of equity securities, the percentage ownership of our then current stockholders will decline, and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to market our services and obtain franchisees, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and our business, operating results, financial condition and ability to continue operations will be materially adversely affected.

We will be subject to intense competition from companies offering similar services, potentially including large home center retailers, which could result in decreased demand for our services, pricing pressure and reduced gross margins.

Barriers to entry in the handyman industry are relatively low. We will compete with a number of other companies. Our most direct competitors for handyman services that offer franchises of which we are aware include Mr. Handyman, Handyman Connection, Handyman Network, Maintenance Made Simple, Home Fixology, Handyman Matters, Andy on Call, The House Doctors, Case Handyman, Carpenter & Co., HomeTask.com, and Facility Repair Services. In addition, we compete with local handyman businesses and potentially with large companies with strong brand recognition such as The Home Depot, Lowes and Sears. Many of these retailers currently offer and may expand their ability to provide home repair and remodeling services directly to their customers. As we continue our expansion program, we anticipate that we may face greater competition from these home center retailers. Competitive pressures from any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition.

We believe that the principal competitive factors in our market are (i) quality home maintenance and repair services, (ii) customer service, (iii) brand recognition, and (iv) price. Many of our potential competitors have long operating histories, large customer bases, significant brand recognition and far greater financial, marketing, technical and other resources than we have. In addition, our competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Therefore, our future competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to attract customers and franchisees than we will be able to do.

Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. There can be no assurance that we will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on our business, results of operations and financial condition.

In the handyman services industry the "aging-in-place" market is relatively untested.

Although currently there is an established handyman services industry in the U.S., the market for providing handyman services with added emphasis on the "aging-in-place" market and offering periodic service plans, is substantially new and untested. Our future revenues and profits are partially dependent upon the widespread acceptance and use of our business model in the home repair industry as it relates to the emphasis on the "aging-in-place" market and the use of specially trained technicians to serve this market. There can be no assurance that this acceptance and use will continue to develop or that a sufficiently broad base of home owners in this age group, or their family members, will adopt, and continue to use, our services. Demand and market acceptance for recently introduced, demographically targeted services such as we offer are subject to a high level of uncertainty. Growth in our client base depends on obtaining customers who historically have used less structured means of accomplishing the types of handyman services in which we specialize. For us to be successful in this particular market segment, senior homeowners or those who advise them must accept and use the relatively novel way we conduct business. In addition, for us to be successful in this market the disadvantage of having an increased cost of operations (as compared to our competitors), which may result from our emphasis on the aging-in-place market, must be outweighed by an increase in volume of business or revenues.

Our current and future business growth strategy involves obtaining franchisees, and our failure to manage our growth or obtain or manage new franchisees may adversely affect our business, prospects, results of operations and financial condition.

For us to succeed, we believe we must attract a sufficient number of franchisees. In addition, our success depends on our ability to manage franchisees in many geographic areas with a standardized operational and marketing approach.

We intend to seek franchisees who meet our business background and financial criteria (which we are currently developing), who are willing to enter into our franchise agreement (which we are currently developing) and who can conform to our standards and requirements (which we also are currently developing). Our franchisees, however, will be independent third parties and not employees, and consequently we cannot and will not control them to the same extent as our company-operated operations. Our franchisees may fail, which could in turn slow our growth, reduce our franchise revenues, or damage our image and reputation.

We are in the process of developing our franchisee policies, procedures, criteria, agreements and systems as well as franchisee manuals. We have not yet sought or obtained from any potential franchisee a formal commitment to become a franchisee. Obtaining franchisees may entail numerous risks, including the availability of people capable of operating a successful franchisee and their ability to obtain adequate financing for their franchises. Our ability to obtain additional franchisees is affected by, among other things:

- the willingness of franchisees to enter into an agreement with us to open new franchisees;
- the availability of capital sources to finance new franchises and initial operation;
- competition in existing and new markets;
- difficulties related to hiring, training and retaining additional skilled personnel, including House Technicians;
- challenges in adapting our operational and management systems to an expanded network of franchises; and
- our ability to identify suitable new franchisees and to negotiate acceptable franchise agreements with them.

If we cannot address these challenges successfully, we may not be able to expand our business or increase our revenues at the rates we currently contemplate. Therefore, we cannot assure you that we will be able to grow our business successfully through obtaining new franchisees. Our failure to grow or obtain franchisees could have a material adverse effect on our business, results of operations and financial condition.

We and our franchisees may not be successful in operating franchises profitably, generating positive operating cash flows and generating acceptable returns on invested capital.

Assuming we are successful in obtaining franchisees, our financial success depends on our ability and the ability of our franchisees to operate franchises profitably, to generate positive cash flows and to generate acceptable returns on invested capital. A number of factors may negatively affect the returns and profitability of our franchisees. The most significant are:

- failing to consistently provide high quality services to retain the existing client base and attract new clients;
- competitive intrusion in a market;
- opening new franchises that may cannibalize the sales of existing franchises;
- less than effective national and local marketing;
- negative trends in operating expenses such as increases in labor costs due to employment laws, tight labor market conditions, health care and workers compensation costs; and
- increases in other operating costs including motor vehicle and gasoline expenses.

Our operating results and the operating results of our franchisees may fluctuate due to a number of factors, some of which may be beyond our control, and any of which may adversely affect our financial condition.

The home improvement business is subject to seasonal trends. The generation of home improvement orders typically declines in the first and fourth quarters of the calendar year and particularly the last six weeks of the year during the holiday season. In addition, our quarterly operating results may fluctuate significantly because of a number of factors, including the following, some of which are not within our control:

- changes in our operating costs and those of our franchisees;
- labor availability and wages of management and employees for us and our franchisees;
- changes in demographics, consumer preferences and discretionary spending;
- fluctuations in supply costs, shortages or interruptions;
- natural disasters and other calamities; and
- general economic conditions, both nationally and locally.

The risk to our business due to seasonality of demand for our services is increased because we intend to hire our technicians as full-time, yearly employees rather than as independent contractors. We anticipate that this seasonality risk should be mitigated somewhat by our use of periodic service plans to create a recurring revenue stream, but there can be no assurances that we will be successful in mitigating this risk to any degree.

If a franchisee defaults on its franchisee agreement, we may have to take control of its business.

Our continued growth is, in part, dependent upon our ability to find and retain qualified franchisees who can operate franchises profitably in compliance with our standards. Although we intend to develop criteria to evaluate prospective franchisees, there can be no assurance that our franchisees will have the business abilities or access to financial resources necessary to open franchises or that they will successfully develop or operate these franchises in a manner consistent with our standards. In the event a franchisee defaults on its franchise agreement, we may have to acquire the franchise from the defaulting franchisee and operate it for a period of time until it is transferred to a successor franchisee or closed. There is no guarantee that we will be able to operate any acquired franchises profitably. The integration of acquired franchises into our operations may involve a number of issues, any of which could materially and adversely affect our operations and financial performance. These issues include:

- burdens on our management resources;
- diversion of cash flows;
- potential loss of client relationships and related revenues; and
- our need to understand and comply with local laws and regulations.

We are dependent on Gary Krajecki, Michael Skripko and Douglas Boyer and will become dependant on other key management personnel. Our inability to attract and retain additional management personnel, or our franchisees' inability to attract and retain additional House Technicians, could have a material adverse effect on our business, operations and financial condition.

Our success is dependent upon, among other things, the services of Gary Krajecki, Chairman of the Board, Chief Executive Officer and President; Michael Skripko, Director of Marketing and Branding, Chief Strategy Officer and Secretary; and Douglas Boyer, Director of Quality Control, Chief Financial Officer and Treasurer. Messrs. Krajecki, Skripko, and Boyer are not expected to devote their full time to the Company until an indefinite point in the future because they also are pilots with a major U.S. commercial passenger airline and currently intend to retain that status.

We intend to use the proceeds of this offering to hire additional managers, but the loss of the services of Messrs. Krajecki, Skripko or Boyer could harm our business and development. Although we have entered into employment agreements with all three of these officers, those agreements do not ensure their continued employment with us. See "Management - Management Compensation" for a description of these employment agreements. If for any reason our executive officers do not continue to be active in management, our business could be disrupted, and we may experience a reduction in revenue or net income. The expansion of our business will place further demands on existing management and future growth. We do not plan to maintain "key employee" insurance on the lives of any of our management personnel, including Messrs. Krajecki, Skripko, and Boyer, until our annual gross revenues exceed $3 million.

Our profitability also will depend, in part, on our ability to hire and retain the necessary personnel to operate our business. There is no certainty that we will be able to identify, attract, hire, train, retain and motivate other highly skilled technical, administrative, managerial, marketing and franchisee service personnel. Competition for such personnel is intense. The failure to attract and retain the necessary personnel could have a materially adverse effect on our business, operations and financial condition. Our success also will depend on our franchisees' ability to attract, train and retain qualified personnel, specifically those with handyman skills. We cannot assure prospective investors that we or our franchisees will attract a sufficient number of qualified employees in the future to sustain and grow our business or that we or our franchisees will successfully motivate and retain employees.

We believe that historically, during periods of strong economic growth and low unemployment, there is often a shortage of available personnel who would qualify as House Technicians. Difficulties we and our franchisees face in meeting staffing needs for House Technicians could impair the ability to complete projects on time, which could in turn negatively affect our revenues and impair our relationship with our franchisees and their customers.

Our management has no relevant franchise experience.

Upon the successful completion of this offering we intend to hire a consulting firm specializing in franchise program development. That firm will train our management team to carry out franchise activities. The members of our current management, however, have neither developed nor implemented a program to market and sell franchises. In addition, we have no experience implementing programs to market and sell handyman services nationally or in any other area other than the greater Atlanta, Georgia area where we are currently doing business.

We face risks associated with brand development. Our failure or inability to develop and protect our brand, trademarks or other proprietary rights could adversely affect our business and competitive position.

We believe that our brand and intellectual property and our confidential and proprietary information are very important to our business and our competitive position. Our primary trademarks, "National House Care" and "NHC" logo, along with other trademarks, copyrights, service marks, trade secrets, and confidential and proprietary information will be important components of our operating and marketing strategies. We will need to establish and strengthen our brand in order to achieve widespread acceptance of our services, particularly in light of the competitive nature of our market. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide high quality services and attract franchisees. In order to promote our brand, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among clients. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses we incur in building our brand. Furthermore, there can be no assurance that any new clients who sign up for periodic service plans will renew their periodic services contracts and continue to use NHC services on a regular basis. If we fail to promote and maintain our brand or incur substantial expenses in an attempt to promote and maintain our brand, or if our future franchisee relationships fail to promote our brand or increase brand awareness, our business, results of operations and financial condition would be materially adversely affected.

Although we have taken steps to protect our brand, intellectual property and confidential and proprietary information, the steps that we have taken may not be adequate. Unauthorized usage or imitation by others could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

We are not aware of any assertions that our trademarks infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We will try to ensure that our franchisees maintain and protect our brand and our confidential and proprietary information. However, since our franchisees are independent third parties that we do not control, if they do not operate their franchises in a manner consistent with their agreements with us, our trademarks and reputation or the value of our confidential and proprietary information could be harmed. If this occurs, our business and operating results could be adversely affected.

We will subject to laws that regulate franchisor-franchisee relationships. Our ability to develop new franchisees and enforce our rights against franchisees may be adversely affected by these laws, which could impair our growth strategy and cause our franchise revenues to decline.

We will subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of Franchises and the regulation of the franchisor-franchisee relationship. Because we plan to expand our business by selling franchises, our failure to obtain or maintain approvals to sell franchises could significantly impair our growth strategy. In addition, our failure to comply with franchise regulations could cause us to lose franchise fees and ongoing royalty revenues. Moreover, state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees. Our failure to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with franchisees subject to claims filed with state or federal authorities by franchisees in each case based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of businesses, advertising expenditures, franchise renewal criteria or express violations of franchise agreements. We cannot assure you that we will not encounter compliance problems from time to time, or that material disputes will not arise with one or more franchisees. Accordingly, our failure to comply with applicable franchise laws and regulations, or disputes with franchisees, could have a material adverse effect on our results of operations, financial condition and growth strategy.

If we fail to comply with governmental regulations or if these regulations change, our business could suffer.

In addition to the federal and state laws regulating the franchisor-franchisee relationship, we must comply with extensive federal, state and local laws in connection with the operation of our business, including those related to:

- consumer protection;
- building construction requirements;
- environmental matters; and
- employment.

Various federal and state labor laws govern our operations and our relationship with our franchisees and our franchisees' employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the federal Americans with Disabilities Act, child labor laws and anti-discrimination laws.

Moreover, our business activities and the activities of sales personnel and House Technicians are subject to various federal and state laws and regulations and municipal ordinances relating to, among other things, in-home sales, the licensing of home improvement contractors, permitting and other regulations. For example, purchasers of certain products from House Technicians (even where there is no mark-up) in an in-home setting are often afforded under Federal Trade Commission rules and various state consumer protection statutes relating to door-to-door sales, a "cooling off" period of three or more business days in which to rescind their transaction. In addition, to the extent we or our franchisees extend credit to clients, the transactions will be subject to various federal and state credit and lending regulations governing installment sales and credit transactions, including for example, the Consumer Credit Protection Act, Truth in Lending Act, Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, Home Owners Equity Protection Act and regulations issued by the Board of Governors of the Federal Reserve System. Violations of any of these or other laws and regulations could result in suspension or revocation of our or our franchisee s' licenses to do business in a state, monetary fines, public relations problems or increased regulatory scrutiny and cause us to incur significant legal and other expenses, which could reduce our net income.

While we intend to operate in substantial compliance with these laws, they are complex and vary from location to location, which complicates monitoring and compliance. As a result, regulatory risks are inherent in our operation. There can be no assurance that we will not experience material difficulties or failures with respect to compliance in the future. Our failure to comply with these laws could result in litigation, fines, penalties, judgments or other sanctions, any of which could adversely affect our business, operations and our reputation. In addition, even if our franchisees agree with us not to engage in certain business conduct that could result in government regulation, we may face certain legal exposure in the event the franchisees violate their agreement with us not to engage in the regulated conduct.

It may become increasingly expensive to obtain and maintain insurance. Rising insurance costs could negatively impact our profitability.

We and our franchisees are expected to insure a significant portion of our and their potential losses for a variety of potential risks and liabilities under workers' compensation, health, general, auto and property liability programs. However, there are deductibles under those insurance policies for which we or our franchisees will be liable in the event of a loss. Unanticipated or uninsured losses could have a material adverse effect on our or our franchisees' financial condition and results of operation.

In the current market, insurance coverage has become more restrictive, and when insurance coverage is offered, the deductible for which the insured is responsible is larger and premiums have increased substantially. In addition, there have been legislative proposals to require employers to provide health insurance to employees. As a result, it may become more difficult to maintain insurance coverage, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our and our franchisees being forced to bear the burden of a significant portion of risks, which could have a material effect on our operating performance and financial condition.

We may use the proceeds from this offering in ways with which investors may not agree.

A portion of the proceeds of this offering ($140,000 at the minimum offering level and $1,638,000 at the maximum offering level) is reserved for working capital. We have reserved funds for this purpose because (a) we have not commenced our franchising program and cannot know with a high degree of certainty the level of costs we will incur in establishing that program, or how long it will take for our franchising program to become financially self-sustaining; and (b) we may later identify opportunities that we believe will benefit our business and which will require additional Company expense or investment. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use those working capital proceeds, nor do we need your agreement with respect to spending or other business decisions that we make about those proceeds. As stated in "Use of Proceeds", below, however, the working capital funds may be used to fund more rapid expansion and expanded services to franchisees.

We may incur liabilities as a result of wrongful conduct on the part of House Technicians employed by us or our franchisees.

We intend to implement procedures that will result in background checks on all House Technicians working for us or our franchisees. However, we may be liable for certain acts committed by, or omissions of, House Technicians employed by us or our franchisees, including any criminal acts. We have procured insurance for such risks and will procure additional insurance coverage as our business grows and evolves. We also will seek to limit such risk though quality control processes and contractual limitations. However, to the extent we are liable for certain wrongful conduct by House Technicians or other employees for which we do not have insurance coverage, such costs could have material adverse effects on our financial results.

Under certain circumstances we may be required to repurchase Shares held by our founders, which may deplete our cash reserves.

As described in "Description of Capital Stock – Shareholders Agreement," the founding shareholders and the Company have entered into an Agreement. Among Shareholders dated as of April 30, 2007. This agreement requires us to repurchase the Shares of a founding shareholder in the event of death, disability, divorce and mental incompetence. Additionally, we may elect to repurchase Shares from a founding shareholder who is proposing to sell his Shares to a third party. In most of these cases, the purchase price is determined under a formula based upon our book value and gross revenues. Although in such an event we are required to pay only 20% of the purchase price initially and the balance over seven years, the obligation to repurchase may occur at a time when our gross revenues are high but our cash reserves are needed for operations. Accordingly, the existence of this agreement creates the risk that we may experience an extraordinary cash requirement unrelated to our operations, which could have a material adverse effect on our financial condition.

If the employment of any of our officers terminates for reasons other than "good cause" or the natural expiration of their contract terms, we may be required to make substantial severance payments.

Each of our officers and proposed new officers has executed an employment agreement having a term of three years. Those three-year terms are extended automatically on each anniversary date. The employment agreements specify differing consequences if employment is terminated for different reasons. If the executive terminates employment voluntarily or upon the death or retirement of the executive, there is no severance payment and no compensation beyond the employment term. If the executive's employment is terminated by the Company for "good cause" (i.e., neglect of duties not cured following notice, conviction of a felony or commission of an act of gross negligence or willful misconduct) he receives compensation for one month beyond the employment termination date. If the executive is terminated without cause or he terminates voluntarily for "good reason" (as defined in the agreement, e.g., material change in scope of duties, reduction of salary, a change in control of the Company) he continues to receive compensation and related benefits through the remainder of the term of the agreement. If the executive is terminated due to disability, as defined in the agreement, he will continue to be compensated and receive benefits for six months in addition to any benefits thereafter under any disability insurance policy that the Company may obtain. Payment of these termination amounts at the same time as we are paying a replacement employee may have a material adverse affect on our financial condition and results of operations.

If we expand, we may be required to become a publicly reporting company, which will make us subject to increased regulation of corporate governance and public disclosure that will increase both our costs and the risk of noncompliance.

The offering is being made pursuant to Regulation A promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "33 Act"). Although the Shares will be freely tradable under federal law and in certain states, we will not be a publicly reporting company and the Shares will not be traded on a stock exchange. Even though the Shares are freely tradable under federal law there may not be liquidity for the Shares - see "Risk Factors - Risks related to the securities you are purchasing." If we become a publicly reporting company or our common stock becomes publicly traded, we will become subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and NASDAQ, have recently issued new requirements and regulations and continue to develop additional regulations and requirements in response to laws enacted recently by Congress, most notably the Sarbanes-Oxley Act of 2002. If we are required to comply with these regulations, we will have increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks related to the securities you are purchasing

The offering price of the Shares has been arbitrarily determined.

We have established arbitrarily the offering price of the Shares. That price does not necessarily bear any relationship to our asset value, net worth, prior operations or any other economic or customary criteria of value. We have not obtained an independent appraisal of the value of the Company or the Shares.

The Shares will be illiquid.

There is no public market of the Shares, and there is no assurance that one will develop. Therefore, the Shares will have limited marketability for an indefinite period of time. There is not currently, and may never be, an active market in our securities, and there is no assurance that any of our securities will ever become publicly traded or that an active trading market will develop or be sustained. Consequently, you may not be able to liquidate your investment in the event of an emergency or for any other reason. We do not meet the requirements for our stock to be quoted on NASDAQ, the American Stock Exchange, the OTC Bulletin Board or any other exchange.

The Shares will be subject to actual and potential restrictions on transferability.

Although the Shares are exempt from federal registration under the 33 Act (pursuant to Regulation A) and have been registered, or qualify for an exemption from registration in the states in which we are conducting this offering, the Shares are not freely traded under certain state securities laws except where a specific exemption is available. Therefore, the right of any purchaser to sell, transfer, pledge or otherwise dispose of the Shares may be limited by applicable state securities laws. You therefore must be prepared to bear the economic risks of your investment for an indefinite period of time.

In addition, purchasers of the Shares will be required to agree not to sell, offer to sell, transfer, pledge, hypothecate or otherwise dispose of any of their Shares for a period not to exceed 180 days after the effective date of a federally registered, underwritten initial public offering of our stock (an "IPO"). We currently have no plans, however, for an IPO, nor do we presently consider that an IPO is likely to occur at any time in the future.

Purchasers of the Shares will experience immediate and substantial dilution.

As of June 30, 2007, after giving effect to the sale of the minimum and maximum number of Shares offered hereby at an offering price of $1.12 per Share and deducting the remaining estimated expenses of the offering, and after giving effect to the grant of 892,500 restricted shares to incoming management over the next five years, the pro forma book value per Share would have been $0.31, if the minimum number of Shares is sold, and $0.40, if the maximum number of Shares is sold, representing an immediate dilution of 0.81 per Share to investors if we sell the minimum number of Shares and $0.72 per Share to investors if we sell the maximum number of Shares. See "Dilution."

You may experience dilution if we issue additional equity securities in the future.

If in the future we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock.

Because we do not intend to pay dividends in the foreseeable future, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. Moreover, we currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in the Shares will depend upon any future appreciation in their value. We cannot guarantee that the Shares will appreciate in value or even maintain the offering price, or that there will ever develop a market to sell the Shares even if they appreciate in value based upon an increase in book value.

USE OF PROCEEDS

We are seeking in the offering to raise $3.5 million (minimum offering) to $4.998 million (maximum offering) in capital. We intend to use the proceeds to fund our near-term growth, including the cost of establishing a nationwide franchising system and hiring management to operate such a system. In that regard, we will incur substantial professional and consulting fees, and other expenses associated with an undertaking of this type. If we raise only the minimum offering proceeds, we expect to have adequate capital to carry out our franchising plans. Funds raised in excess of the minimum will provide us with additional operating capital and may afford additional flexibility in addressing unforeseen expenses and enhance our ability to respond to unexpected business opportunities. The following table presents our estimate of how we will use the proceeds of this offering over approximately the three-year period following the completion of the offering. At the end of that three-year period, we anticipate that our operating revenues will equal or exceed our expenses, although we cannot be certain this will be the case.

Estimated Uses of Funds *(For the first three years of operation)*		**Amount (Minimum Offering)**	**Amount (Maximum Offering)**
Offering Expenses[1]			
Legal & Accounting	$ 110,000		

Filing Fees	30,000		
Printing and Promotion	60,000		
Total Offering Expense		$ 200,000	$ 200,000
Test franchise accrued net operational expenses[1 2]		45,000	45,000
Management Compensation		1,800,000	1,800,000
Other Employee Compensation		450,000	450,000
Franchising-related Expenses			
Franchise consultant	$ 100,000		
Legal and Accounting	75,000		
Franchise Admin Filing Fees	30,000		
Internet and computer systems	25,000		
Franchise Advertising	450,000		
Total Franchising-Related Expenses[3]		680,000	680,000
General and Administrative Expenses			
Lease	$ 130,000		
Office Equipment	30,000		
General Office Expenses	25,000		
Total General and Administrative Expenses		185,000	185,000
Working Capital[4]		140,000	1,638,000
Total Uses of Funds		$3,500,000	$4,998,000

1 All or part of these expenses have been or will be funded by business lines of credit. The Company had, as of June 30, 2007 outstanding indebtedness of an aggregate of $113,198 under four separate lines of credit, summarized as follows:

Lender	Date of Loan	Maximum Loan Amount	Interest Rate	Guarantor
Wachovia	8/28/06	$ 50,000	Prime	Gary Krajecki
Wachovia	8/29/06	$ 43,800	Prime + .25%	Michael Skripko
Wachovia	9/25/06	$ 15,000	Prime +2.75%	Michael Skripko
Edgar Community Bank	3/29/07	$100,000	7.875%	Douglas Boyer

At the time the offering is completed, we estimate the outstanding balance under the above credit lines will be approximately $200,000. We will repay these credit lines upon completion of the offering.

2 The amounts listed for test franchise accrued net operational expenses represent the approximate amount of net operational losses for the Atlanta Test Franchise accrued from inception through June 30, 2007. We anticipate that after that date the Atlanta Test Franchise will operate at least on a break-even basis, and accordingly we assume that no further offering proceeds will be required for this expense category.

3 For purposes of this table we assume no revenues from franchising operations. We further assume that any incremental expenses related to new franchises sold during the period will be offset by corresponding franchise sales revenues.

4 These funds will provide additional operating capital and will be available to fund more rapid expansion and expanded services to franchisees, with resulting increases in personnel costs and advertising expense, and expanded office space.

DIVIDEND POLICY

We have not paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

CAPITALIZATION

The following table sets forth, our cash and cash equivalents and capitalization as of June 30, 2007:

- on an actual basis
- on a pro forma basis to give further effect to the sale in this offering of a minimum of 3,125,000 shares of common stock and a maximum of 4,462,500 shares of common stock at a price of $1.12 per share, after taking into account the post-June 30, 2007 estimated offering expenses (and treating such deduction as an increase to accumulated deficit)

	Current Capitalization (June 30, 2007) (unaudited)	Minimum Post-Offering Capitalization – Sale of 3,125,000 Shares	Maximum Post-Offering Capitalization – Sale of 4,462,500 Shares
Long-Term Indebtedness[1]	$ 57,100	$57,100	$57,100
Common stock no par value; 40 million shares authorized; issued and outstanding: 6,480,000 shares, 9,605,000 shares and 10,942,500 shares	$ 72,000	$3,572,000	$5,070,000
Preferred stock, 300,000 shares authorized, no shares issued and outstanding	0	0	0
Accumulated Deficit	(148,600)	(297,000)	(297,000)
Total Stockholders' Equity (Deficit)	(76,600)	3,275,000	4,773,000
Total Capitalization	$ (19,500)	$3,332,100	$4,830,100

[1] This consists of outstanding balances under term loans from banks to fund the purchase of vehicles, due at varying dates after June 30, 2008.

The table above does not reflect 950,000 shares of common stock issuable for no consideration under the Company's Restricted Stock Plan described below under "Management – Restricted Stock Plan."

DILUTION

The Company was founded in February 2006 and has financed operations to date from equity contributions in the amount of $72,000, bank loans for vehicles, and advances under bank lines of credit guaranteed by management, which totaled $182,278 as of June 30, 2007. To date, the only class of capital stock issued by the Company is common stock.

Because the 6,480,000 currently outstanding shares of common stock were issued for an aggregate purchase price of $72,000, or approximately $.01 per Share, and the book value per Share as of June 30, 2007 was approximately ($0.01), and because the Company has agreed to issue 892,500 restricted shares of common stock to incoming management over the next five years ("Restricted Grant Shares") investors in this offering at $1.12 per Share will experience immediate and substantial dilution in their investment.

After giving effect to the sale of Shares pursuant to this offering, including estimated offering expenses, and the Restricted Grant Shares, the *pro forma* book value of the outstanding common stock as of June 30, 2007, would have been $3,275,000 or $0.31 per Share assuming the minimum number of Shares is sold and $4,773,000, or $0.40 per Share assuming the maximum number of Shares is sold. This represents an immediate dilution in the investment made by the purchasers in this offering of $0.81 per Share if the minimum number of Shares is sold and $0.72 per Share if the maximum number of Shares is sold. As used herein, "book value" is the amount that results from subtracting the total liabilities and intangible assets of the Company from its total assets, and post-offering reflects the remaining estimated offering expenses. "Dilution" is the difference between the offering price of the Shares in this offering and the book value per Share post-offering.

The following table illustrates the per share dilution to a new investor in one Share of common stock as of June 30, 2007 if the minimum or the maximum number of Shares is sold.

	Minimum	Maximum
Offering price per Share	$1.12	$1.12
Book value per Share as of June 30, 2007	($0.01)	($0.01)
Increase per Share attributable to amount invested in offering	$0.32	$0.41
Pro forma book value per Share after offering	$0.31	$0.40
Dilution per Share to new investor	$0.81	$0.72

The above table takes into account the 892,500 restricted shares proposed to be granted over the next five years to incoming officers of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operational Summary

Over the past year National House Care, Inc has grown from a fledgling business to a competitive participant in the Atlanta, Georgia house care market. We presently have five paid employees operating in the Atlanta, Georgia metropolitan area, which we refer to as the "Atlanta Test Franchise". The three founders/executives have been overseeing the operations of the Atlanta Test Franchise, as well as developing and implementing plans for financing, expansion and franchising. The service side of the business commenced operations in April 2006. We hired our first employees in October 2006, which is when operations began in a test franchise format.

Results of Operations

General: During 2006, our start-up and other expenses exceeded revenues and we ended the year with a loss of $90,980 or $.014 per Share. For the first six months of 2007 we recorded a loss of $57,627. We anticipated substantial start-up losses, as we are focusing substantial resources and incurring substantial expenses on our franchising and expansion plans, which are not yet generating revenues, and on this offering. At the same time, the revenue-producing portion of our business has operated at a loss as we have hired and trained House Technicians and other personnel, established local name recognition, experimented with different operating structures and worked to increase the utilization rates of House Technicians.

2006: During the period from inception (February 2006) through December 31, 2006 we incurred expenses in connection with incorporation and organization of the corporation, obtaining a business license, office lease and office equipment, followed by expenditures related to hiring and equipping House Technicians and other personnel. We began operations in April 2006, which was the first month for which we had revenue. We estimate that of total losses of $90,980, approximately $23,000, or 25% was attributable to House Care-related operating expenses, partially offset by operating revenues. The remaining losses were attributable to general and administrative expenses not directly related to operating the Atlanta Test Franchise, consisting primarily of costs associated with testing the efficiency of different advertising media and content.

First Six Months of 2007: During the first two quarters of 2007 our losses attributable to House Care narrowed to approximately $5,476, as operations stabilized and the utilization rates of our House Technicians increased. The remainder of our $52,151 of losses for the six-month period was attributable primarily to expenses related to this offering and other legal and accounting expenses, and to a lesser extent expenses in connection with planning franchising efforts.

RGR: As our House Technicians are full-time employees, it is critical for them to achieve a high utilization level in order to operate our House Care business profitably. We can achieve that level by increasing demand for our services and streamlining the scheduling of home visits. The utilization rate calculation that is most meaningful in our business is the Revenue Generation Rate (RGR). RGR is a measure of franchise revenue generation performance as a percentage of maximum possible franchise revenue. Factors such as weather, job cancellations, partial days with no jobs, days with fewer drive charges, and many other factors affect our ability to generate revenue. To achieve a 100% RGR each House Technician would need to be kept fully occupied for each work day, and each House Technician would need to bill two client visit drive charges per day. For the first six months of 2007, the Atlanta Test Franchise achieved an RGR of 77.5%.

As the Atlanta Test Franchise grows we plan to add more House Technicians, beginning in early 2008. As the RGR of existing and new House Technicians increases, we expect our House Care operations to generate net revenue that will offset, at least partially, other operating costs relating to this offering and to franchising efforts.

Period to Period Comparisons: Since we did not have existing material operations during the first six months of 2006 we have not attempted to make period to period comparisons of our operating results.

Analysis of Cash Flows

2006: In 2006 our cash increased by approximately $44,000, attributable primarily to inflows of approximately $181,000 in cash from financing activities (the issuance of common stock, drawings on lines of credit and borrowing under installment notes), partially offset by operating loss of approximately $86,000 and investing activities (purchase of vehicles, tools and office equipment, and trademark registration expense) of approximately $51,000.

First Six Months of 2007: During the first six months of 2007, our cash decreased by approximately $26,700 as a result of an operating loss of approximately $52,700 and approximately $47,000 spent on investing activities (purchase of equipment), partially offset by approximately $73,000 from financing activities (draws under credit lines).

Accounts Receivable: Both 2006 and the first six months of 2007 ended with no accounts receivable. In our business model clients typically pay for jobs or projects upon completion. The vast majority of jobs do not require more than one day to complete. As standard operating policy, each client's project is guaranteed by the client's personal credit card. This payment policy significantly reduces the risk associated with collecting payment for completed projects.

Liquidity and Capital Resources

We currently have three principal sources of liquidity: (i) cash provided by operations, (ii) cash on hand, and (iii) four credit facilities with a combined credit availability of $208,800. As of June 30, 2007 we were in compliance with all covenants contained in our bank credit facilities. As of that date, an aggregate of $113,198 was outstanding under those facilities. We anticipate that we will use substantially all of the remainder of our credit facilities for expenses relating to this offering.

Significant Accounting Policies

Management Estimates. We use estimates and assumptions in preparing our financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates we use.

Revenues Recognition. We recognize revenues on our "one-time" handyman service upon completion of the work, which normally occurs within the same day the work commences. We recognize revenues on periodic service plans on the same day we perform the respective service call. We recognize revenues on a gross basis whereby invoicing to customers includes materials that are installed while performing our handyman services. Accordingly, we believe our revenue recognition policies facilitate the best matching of revenues and expenses relating to the performance of service work for our customers. We anticipate that continued utilization of these policies will ensure that revenue recognition will remain consistent from period to period.

Advertising. We expense as incurred all costs associated with advertising and business promotion.

Depreciation. Depreciation is provided by using the straight line method over the following estimated useful lives of the respective assets:

Asset Type	Useful Life (in years)
Vehicles	5
Tools and equipment	5

Trademark Costs. We have not assigned any useful life to our trademark costs. Accordingly, we have capitalized our trademark costs and have not reported any amortization for the current reporting period.

Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. Accordingly, we determine deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities, using tax rates in effect for the year in which we expect the differences to reverse. We base current income taxes on the year's income (loss) taxable (refundable) for federal and state income tax reporting purposes.

Cash and Cash Equivalents. For purposes of the statement of cash flows, we consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Earnings per Share. We present our earnings per share data in accordance with Statement of Financial Accounting Standards No. 128 using the basic earnings per share approach in computing earnings per share.

Restricted Stock Plan. On September 17, 2007 we adopted a restricted stock plan whereby we will award shares to employees over the next five years with each award being subject to a three-year vesting schedule. We will record compensation expense on a prorated annual basis for the expected fair market value on the date the shares are issued. We are scheduled to begin issuing the restricted shares in December of 2008 as stipulated within employment agreements of our three incoming officers. We will credit any forfeiture of partially vested shares against compensation expense during the period of forfeiture.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet financial arrangements.

THE COMPANY

National House Care, Inc. is a Georgia corporation incorporated on February 28, 2006. The mailing address of our principal office and its telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328; (404) 806-2279.

DESCRIPTION OF BUSINESS

Overview

National House Care is in the business of providing "House Care," which encompasses extensive home maintenance and repair services. We provide House Care through a range of services designed to meet a wide variety of client needs. One-Time Handyman Service and Periodic Service Plans are the methods of service delivery. One-Time Handyman Service clients request handyman services to address their present House Care needs. Periodic Service Plan clients sign up for either a monthly, quarterly, or semi-annual service visit schedule to address present House Care needs and preventative maintenance programs.

Our services are designed to appeal to a wide range of homeowners. This includes everyone from young first time homeowners who need guidance on House Care to elderly persons in need of assistance maintaining a home. Clients typically include residential homeowners, rental property owners, seniors and absentee homeowners. The target client has a household income in excess of $60,000 with a broad market emphasis placed on clients aged 40 or older. Busy lifestyles and disposable income make the 40-65 year old demographic a market of special focus.

Family units within the United States are becoming more geographically dispersed. Often no family members live in the same area as aging parents or grandparents. We can provide service on behalf of the remote family member to help ensure that the house is maintained in a safe and functional manner. The franchise business model will enable us to cross-market our services in many cities. This will make it possible for a client who learns of our services in one city to request and coordinate services for a family member in a distant city. The aging population, especially the "Baby Boom" generation, represents a large target market for us. The U.S. Census Bureau estimates that as of July 1, 2005 there were over 36 million people in the United States aged 65 or older. The Census Bureau projects that in 2011 the Baby Boom generation will constitute approximately 25% of the U.S. population. It further projects that by 2030 more than 70 million Americans will be age 65 or older, representing 20% of the projected U.S. population. We market to this active, and generally affluent, generation and are specially qualified to serve this demographic group.

The U.S. Department of Housing and Urban Development and the U.S. Census Bureau estimate that in 2001 the U.S. had more than 9 million rental properties, and in 2000 there were over 3.6 million vacation homes. As world commerce grows, companies are increasingly deploying workers for extended periods to distant locations, which we expect to create increased numbers of absentee homeowners.

We offer our clients peace of mind by providing a single point of contact for all their House Care needs. We provide complete house care and our services are broader in scope than those offered by traditional handyman businesses. We believe we are the first among our national franchise competitors to advertise the use of certified aging-in-place specialists as House Technicians/handymen. We are planning to transition our primary operations from a direct provider of service (test franchise) to a franchise management company. Currently, we provide services only in the greater Atlanta, Georgia metropolitan area through the Atlanta Test Franchise.

Goals

Our primary goal is to become the nation's largest House Care business. As the nation's age-related demographics shift, our goal is also to be the largest, most trusted and recognized provider of comprehensive House Care services to senior clients and their families.

Our Business

Principal Services

Corporate Level: Our corporate office staff will function in both franchise sales and franchise support capacities.

Franchisee Level: Our primary focus will be to ensure that our franchisees provide clients with outstanding, professional and reliable service, as their one point of contact for all their house care needs. Service models include both One-Time Handyman Service and Periodic Service Plans.

One-Time Handyman Service addresses present needs for light home maintenance and repair services. Clients simply pay an hourly rate and a drive time charge.

Periodic Service Plans, or "House Care Plans," provide for monthly, quarterly or semi-annual service visits at preset prices. House Care Plan sales are an attractive business segment as they enhance our ability to generate recurring revenue. House Care Plan clients enjoy a list of added benefits referred to as "core services."

> Periodic House Visits – The NHC House Technician visits the client's home and provides handyman service. A preset amount of handyman time (labor) is included within the cost of the service plan. Additional time is billed on an hourly basis.
>
> Handyman Service - This service is broad in nature and includes almost anything with which the client needs help. Examples include providing repair services, moving patio furniture in or out with the change of season, installing storm windows, helping with holiday decorations, retrieving items from attics, changing air filters, testing smoke alarms, and performing house checkups.

Single Point-of-Contact Service – The client can call NHC with any home-related question or need and talk to a house care specialist.

House Checkups – We use a 300+ item home inspection checklist to identify critical and non-critical areas of concern as well as safety issues. The House Technician develops a repair priority list to help the client understand the home's condition and provides guidance about repairs or maintenance plans.

24/7 Emergency Tradesman Access – A client needing emergency repairs, day or night, can be directed to a person who can provide assistance. Our phone system allows for 24/7 emergency plumbing, electrical, heat, air-conditioning and locksmith service contact.

Digital Pictures of Items Needing Repair – Helps remote decision makers understand the repair need and provides a higher level of trust.

Referrals to Specialized Tradesmen – Projects may require a licensed plumber, electrician, etc. When a client has a need that is outside our handyman service capabilities, we provide a referral to a specialized tradesman who can help.

Referrals to Household Service Providers – Lawn care, pest control and maid service are just a few examples of household service providers we can suggest.

Coordination of Third Party Services - Upon request, we can coordinate specialized tradesman or household service provider services.

Extra Handyman Visits – Service Plan clients needing additional service visits beyond those included with their service plans pay a reduced hourly rate and drive time charge.

Clients will pay a service charge on supplies and materials, and also will pay for supply and material acquisition time.

Distribution of Services

We deliver services through House Technicians, each of whom is an employee of the Company. House Technicians must complete the Certified Aging-In-Place Specialist (CAPS) Course, created by the NAHB Remodelors Council in conjunction with AARP (American Association of Retired Persons) and the U.S. Administration on Aging. House Technicians are trained to make suggestions and modifications that can enable a senior or mobility-challenged person to live safely, independently, and comfortably in a familiar environment (aging-in-place) with the goal of avoiding or delaying relocation to an extended care facility.

We provide trucks, tools and uniforms for our House Technicians to ensure a consistent professional brand image and service capability. Whenever possible the same House Technician will provide repeat service to a client to ensure a continuity of service and comfort factor for the client.

Plan of Operation

During the twelve-month period beginning with the completion of this offering, our operational focus will be split between corporate activities and the Atlanta Test Franchise operations. Atlanta Test Franchise operations will involve refining and growing those operations, for use as the model for future franchises.

Our efforts of the corporate side of the business have initially focused on this offering while we will continue working on the development of operational franchise manuals. Upon the completion of the offering, we will install the full senior management team and our emphasis will be on developing franchise operational procedures, training systems and a franchise sales program. We will engage a franchise consulting company to assist management in all of these efforts. Presently, we are anticipating the launch of franchise advertising in the third quarter of 2008. Franchise sales, training and implementation will remain our focus for the foreseeable future.

As of June 30, 2007 we have incurred no expenditures for Company-sponsored research and development activities related to the development of new services, products, techniques, or for the improvement of existing products, services or techniques. We have included the projected costs related to research and development for our franchise program within our projected franchise consultant costs, as this is a function the franchise consultant undertakes.

Franchise sales will be an integral and ongoing activity. We will advertise franchise opportunities via Internet, magazines, newspapers and trade shows. We plan to increase steadily the number of new franchises we sell over the first few years, allowing the Company to grow steadily to optimally support the new franchisees.

Milestones

The following milestones include associated costs to achieve the respective milestone. It is important to note that revenues that may offset these milestone costs are not reflected below.

- Development of our franchise program *(developed with franchise consultants)*
  - Strategic and Implementation Planning
  - Competitive benchmarking
  - Franchise structuring
  - Establishing franchise fee and financial requirements for franchisees
  - Developing quality control assurance criteria and compliance systems
  - Creating operations manuals
  - Developing franchise marketing program and related materials
  - Creating franchisee sales training programs and manuals
  - Implementation programs

  Projected time: Six months after offering completion(concurrent with UFOC development described below)

  Projected commencement date: One month after the completion this offering.

  Projected expenditure: Included within the below UFOC milestone.

- Completion of the Uniform Franchise Offering Circular (UFOC). This process will involve coordination with both franchise consultants and franchise legal counsel.
  Projected time: Six months after offering completion (concurrent with franchise program development)
  Projected commencement date: One month after the completion of the stock offering.
  Projected total expenditures to completion date: Approximately $900,000

- Franchise advertising program commencement.
  Projected time: Commencing upon completion of the UFOC (ongoing advertising program)
  Projected expenditure: Approximately $200,000 annually

- Sale of first franchise.
  Projected time: Projected to occur 7-10 months after offering completion.
  Projected expenditures to point of first sale: Estimated cumulative expenditures to reach this point: $1,000,000 - $1,400,000, inclusive of the $900,000 estimated for UFOC development and franchise program development

- Stabilized corporate operational costs. After the franchise development program and UFOC are completed (assuming no franchise sales or support costs), our corporate operational costs are expected to be approximately $100,000 per month.

Competition

The business model under which we operate at the franchise level is significantly different from those of most competitors. The fundamental difference is that we provide much more than handyman services to our clients. We believe that the core services we offer, as outlined in the "Our Business – Principal Services" section above, are not matched in full by any of our competitors. One significant difference is that we market our services as senior friendly, with the ability to say we are Certified Aging-In-Place Specialists. Our vehicles are lettered with advertising clearly communicating our services, presenting a quality image, and distinguishing us from our competition.

The businesses most closely competing with NHC are companies and individuals who as a group make up the handyman industry. We have identified several classes of competitors within this industry, including individual handyman service providers with no employees, handyman businesses with employees, offshoot handyman companies, handyman franchises with employees, referral companies and businesses providing hybrid senior care and house care services.

Individual handyman operations with no employees are often operated sporadically. Many of these operations spend little on marketing and advertising. They may not carry liability insurance of any kind or have any business systems to track their clients or finances. We believe these competitors will not pose a substantial long-term competitive threat, but we expect that they will continue to compete on a client-by-client basis. Clients who are primarily seeking low cost work will often hire the individual handyman, who generally charges below market rates.

Handyman businesses with employees typically operate at a level of sophistication above that of the individual handyman, are better capitalized and have offices. The operators of these enterprises often spend a significant amount of their time handling administrative functions and often hire employees or retain independent contractors to provide the services. They are more likely than individual handyman operators to charge higher "market" rates for their services, carry insurance and advertise their services. These businesses often do not require employees to wear uniforms and their vehicles may lack identifying marks. These businesses are significant competitors to us.

By "offshoot handyman companies" we refer to side businesses created by existing remodeling companies to address jobs that are too small for the remodeling business to handle. These businesses typically have an existing business structure, reduced office expenses and the ability to cross-utilize employees from one business to the other. This type of competitor is often well-capitalized and with a recognizable name in its community. The handyman side of such a business is often run inconsistently as employees shift from remodeling jobs to handyman jobs.

Handyman franchises represent stronger and more organized competitors. The franchise model provides a significant advantage for office organization and efficiency. Handyman franchises usually operate using one of three general models: 1) the franchisee provides trucks and tools to its service personnel; 2) the franchisee provides trucks, while the franchisee's personnel provide their own tools; and 3) the franchise operates with only an office staff and utilizes contract labor for all work. The third of these models is the most prevalent in the marketplace. Jobs are either bid on by independent contractor handymen or assigned a set dollar value. It is difficult for these companies to present a unified brand image or maintain a consistent level of service quality.

Franchised operations typically have better operational systems and generate greater media exposure than other handyman businesses. The ability to draw upon the franchisor's accumulated wisdom acquired from experiences with other franchises in other communities is a significant advantage franchises have over other competitors. We believe there are numerous franchising businesses in this service industry, including:

- Andy on Call
- Carpenter & Co.
- Case Handyman
- Facility Repair Services
- Handyman Connection
- Handyman Matters
- Handyman Network
- Home Fixology
- Hometask.com
- Maintenance Made Simple
- Mr. Handyman
- The House Doctors

A hybrid franchise model exists, operated by Spectrum Home Services. This model integrates the concepts of a handyman franchise and senior care services such as in-home personal care. This is presently the only national competitor of which we are aware that is operating in the same market space in which we plan to compete. Senior care franchise businesses in general are some of the fastest growing franchise models and Spectrum Home Services seems to be attempting to capitalize on this.

In addition to the competitors described above, we compete directly and indirectly with large companies with strong brand recognition and home repair experience such as The Home Depot, Lowes, and Sears. Many of these retailers currently offer, and may expand their ability to provide, home repair and remodeling services directly to their customers. These services are often contracted out through third party contract service providers.

Analysis of Existing Franchises and Franchise Models

The table below contains franchise information from a sampling of existing franchisors in the handyman market. This information is derived from Entrepreneur Magazine's annual "Franchise 500" review (January 2006 and January 2007). Comparisons with other franchise models are not meant to imply or guarantee, however, that our franchise sales will occur at any particular rate, or that we will sell any particular number of franchises. In fact, there can be no assurance that we will be successful in selling franchises. See "Risk Factors" above. We have included this table to give prospective investors an idea of recent growth in the handyman industry, at least from the viewpoint of franchise handyman models.

	Past 3 Years Performance of Handyman Franchises[1]						
Handyman Franchises	**Number of Franchises End of 2003**	**2004 New Franchises**	**Number of Franchises End of 2004**	**2005 New Franchises**	**Number of Franchises End of 2005**	**2006 New Franchises**	**Number of Franchises End of 2006**
Mr. Handyman International	107	23	130	58	188	42	230
Handyman Matters	39	23	62	49	111	5	116
Handyman Connection	141	-2	139	22	161	-1	160
Andy on Call	28	9	37	11	48	6	54
Maintenance Made Simple	15	22	37	-10	27	9	36
Handyman-Network	7	11	18	9	27	11	38
The House Doctors	202	4	206	-8	198	-32	166

We believe our business model represents a hybrid, falling between handyman franchises such as those listed above and senior care franchise businesses, shown below. We believe our emphasis on the aging-in-place market will be an important and favorable differentiating factor between our business and other handyman franchise businesses. We seek to appeal to seniors who own and wish to remain in their own homes, as well as family members of that group of seniors. We believe that potential franchisees who are exploring the purchase of a franchise in the senior care franchise market space may find our franchise model attractive. To provide information about how franchises focusing on the senior care market have grown in the past three years, we show franchise growth in this market as well, derived from the same publications listed above.

[1] Number of franchises include company owned franchises, if any.

Prospective investors should not assume that the inclusion of either of these tables provides guarantees or other assurances that our franchise sales will grow at any particular rate.

	Past 3 Years Performance of Senior Care Franchises						
Senior Care Franchises	**Number of Franchises End of 2003**	**2004 New Franchises**	**Number of Franchises End of 2004**	**2005 New Franchises**	**Number of Franchises End of 2005**	**2006 New Franchises**	**Number of Franchises End of 2006**
Home Helpers/Dir. Link	217	108	325	109	434	170	604
Home Instead Senior Care	448	54	502	83	585	88	673
Comfort Keepers	387	38	425	45	470	78	548
Homewatch Caregivers	43	32	75	16	91	24	115
Comforcare Senior Service	28	13	41	16	57	25	82
Right at Home, Inc.	40	18	58	26	84	7	91
Visiting Angels	144	70	214	33	247	2	249
Griswold Special Care	73	6	79	1	80	2	82

Customers and Franchisees

We do not rely on any one customer or a limited number of customers for our business. While our initial test operations currently are limited to the Atlanta, Georgia metropolitan area, we plan to franchise our business model in order to expand into all 50 states, U.S. territories and, potentially, internationally.

We intend to offer our franchises in all 50 states of the United States. We have not yet established a minimum population threshold needed to support a regular National House Care franchise in a metropolitan area. However, for metropolitan areas that lack the population or demographic characteristics to support a regular franchise, we will offer an affiliate franchise, which will have a lower initial franchise fee and fewer personnel.

Branding

We started our business with a defined logo and branding concept. It is our objective that the NHC brand will stand, nationwide, for outstanding service, quality work, reliability, fair pricing and highly trustworthy service employees. Our branding program includes many facets of our business and is designed to convey to our clients and prospects the message that there is no product or service on the market that is quite like ours and then delivering on that message with a top quality client experience.

Image: Built upon consistent use of Company logos on all printed and electronic media, uniforms and vehicles, clean-cut appearance of our employees, professional uniforms, customized business forms that are uniquely tailored to our services and well maintained company vehicles with eye-catching professional advertising wraps.

Distribution: As we franchise, we expect that our services will become available in many markets throughout the United States and potentially in other countries.

Quality: High quality work will translate into more satisfied clients, who will come back again for future work and recommend our services to others.

Pricing: Our services are expected to be priced in the upper end of our service market. This provides us with the ability to hire and retain top quality employees and provide the quality service our clients desire. We use a transparent pricing model without hidden profit centers or unknown markups on materials. This builds trust and comfort, especially for remote clients.

Presence: Once we have franchises across the nation we will begin a national advertising program to build awareness of our services as well as cross-market referrals.

Awareness: We keep our clients informed with digital pictures and phone calls to ensure they are aware of all facets of their projects. We provide follow-up calls to each of our clients to ensure their experience with NHC meets or exceeds their expectations. Follow-up calls are an integral part of developing client awareness about the level of service and our commitment to achieving that service level. Additionally, as the U.S. demographics shift to an older population we anticipate that media attention about the aging population will help build awareness of the need for the services we provide.

Reputation: Long term reflection on our Company's character through consistently providing quality service resulting in a satisfied client base.

Benefits: We will seek to convey that clients will realize important economic benefits, such as enhanced resale value and reduced chance of unexpected major repairs, from a well maintained home. Additionally, our clients can enjoy intangible benefits as a result of hiring us to provide service, such as peace of mind knowing that their loved ones' homes are cared for, or that their own home is being cared for, and the ability to recapture personal time for activities other than home maintenance or repairs.

Positioning: We are differentiating our breadth of services from those of our nearest competitors and are working to position the Company to be the leader in services for the aging baby boomer generation.

Reliability and Client Commitment: Showing up on time, providing capable professional House Technicians, and performing service at a high level are all tools to position us to enjoy brand loyalty and trust from our clients, which tend to result in repeat calls from existing clients.

NHC Seal of Approval Program: We plan to develop a branding program for a "National House Care Approved" seal of approval for tradesman and household service providers. The program will be designed to reward high quality businesses that work with us in assisting our clients, such as electricians, roofing companies, plumbing companies and the like. Service providers who exemplify excellent and trustworthy service to customers will earn this approved status and will be able to prominently display the seal on their websites or other marketing material. We do not expect this program to be operational until approximately the year 2010. This branding program has the potential, however, to create potential liability for the Company. As we develop this program, we will consult with legal counsel and insurance providers to address liability issues. We anticipate the need to carry appropriate insurance to protect the Company from the potential liabilities associated with this branding program.

Intellectual Property

We have obtained a registration of the service mark "National House Care" on the supplemental register and of our NHC logo on the principal register of the United States Patent and Trademark Office. We own several domain names, including our primary website nationalhousecare.com. The information on, or accessible through, our website is not part of this Offering Circular. We will create, with the assistance of franchise consultants, copyrighted materials to use in marketing NHC franchises to potential franchisees and to assist our franchisees in marketing their services. At this time, we do not have registered copyrighted materials. We do not have any patents, licenses (other than business licenses), franchises, concessions, royalty agreements or labor contracts. The employment contracts with our current and proposed executive officers, and all of our current employees, include confidentiality provisions to protect our confidential and proprietary information. Although we will protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with employees, consultants and contractors, we cannot guarantee that:

- these agreements will not be breached;
- we would have adequate remedies for any breach; or
- our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guarantee that our actions will be sufficient to prevent imitation or duplication of our services by others or prevent others from claiming violations of their trade secrets and proprietary rights. In fact, we expect that if our business is successful, and particularly if our franchising efforts succeed, we will attract competitors that will adopt House Care service models very similar to our own. We can provide no assurance that we will succeed against this or other competition. We expect that our success ultimately will depend less on protection of intellectual property and more on securing reliable, effective franchisees and providing a high level of support to our franchisees.

Proposed Franchise Program

We propose to develop a franchise program and the infrastructure required for national expansion. We expect the program to have two levels, with the first being the regular franchise, with an unlimited number of House Technicians, constrained only by the size of the defined market territory. We also hope to establish affiliate franchises, limited to the owner and one House Technician, in those markets that are not capable of sustaining a regular franchise, and which will be available at a reduced cost. We have not yet finally determined initial franchise fees, but expect them to be competitive with competing franchisors, at approximately $35,000 for a regular franchise. We expect royalties to be approximately 5% of the franchisee's gross revenues. Based on our review of competing franchise programs, we believe that the above franchise fee and royalty percentage are in line with the median levels in the handyman franchise market. If competitive conditions change, we will re-evaluate our fee structure and service levels to remain competitive. We will determine the exact scope and terms of the franchise program once we finalize the franchise program structure and have fully explored the best ways to enhance its marketability.

We plan to grant franchisees the right to operate NHC franchises using National House Care trademarks, trade dress copyrighted materials, uniform operating procedures and standard procedures for inventory control and management. We will require our franchisees to comply with uniform operating rules and procedures, which we will develop in the franchise development program phase in conjunction with franchise consultants and franchise attorneys. We anticipate a ten-year franchise term that is renewable and expect to include provisions whereby franchise rights can be terminated for:

- Breach of the franchise agreement
- Failure to comply with operational policies, procedures and standards
- Bankruptcy
- Conviction of certain crimes
- Death or disability
- Voluntary request by franchisee

Comprehensive termination provisions will be detailed within the Uniform Franchise Offering Circular (UFOC) and more specifically within the franchise agreements.

Financial resource requirements will play a role in the selection of franchisees and will include minimum financial resource standards. We will institute quality control and compliance programs to ensure consistent uniform operating procedures and client experiences. All state and local licensure requirements will be the responsibility of the franchisee, but compliance with such licensure required will be mandated by the franchise agreements.

We currently plan to provide or assist each of our franchisees with the following:

- Initial training at our corporate offices
- An existing business model with systems and processes
- Comprehensive branding program
- On-site training and assistance with start-up operations
- Operational and employee manuals
- Follow-up on-site training once the franchise is operational
- Annual on-site training and quality control visits
- Hiring and interviewing training
- Access to outsourced combined payroll and full benefit programs (cafeteria plan)
- A national call center
- Internet presence through a location specific website page
- Internet marketing assistance
- Online company bulletin boards
- Ready-to-use advertising materials and templates

- Franchise operations support center
- Technical, operational and managerial assistance
- Research and information on new products
- National training conferences
- Employee training tools
- Referral programs

In implementing and finalizing our franchise plan we may add to or subtract from this list. We anticipate that the above franchise support items and assistance will evolve to be in line with and in some cases exceed those of our competitors. Most existing franchises offer many but not all of the above listed items. We believe our support and assistance programs for our franchisees will be competitive with our competition by the end of 2008.

In addition to the above-listed items, we will monitor the need to develop a proprietary franchise operations software system as a means to add value to our franchise program. The majority of our franchise competitors currently own proprietary software systems or utilize off-the-shelf software systems. We have not yet ascertained the value of a proprietary software system and existing off-the-shelf systems.

Our growth and success will depend in significant part upon our ability to establish and maintain franchise operations. If our franchising efforts do not succeed, and if we must instead grow our business through Company-owned locations, our ability to expand and increase revenues will be substantially diminished or slowed, and our capital requirements for growth will be greatly increased.

We will continue to own and operate the Atlanta Test Franchise, which we will use for testing and development of new operational tools, techniques and systems.

We plan to derive our revenue primarily from franchise fees paid by individual franchisees. Franchise fees may be capped for the first few years to limit initial franchisee expenses as each develops its market. As each franchise matures, franchise fees will transition to a percentage of the franchisee's gross revenue. An analysis of the gross revenue potential for an individual franchisee may help to provide guidance on potential franchise fee revenue.

In the Atlanta Test Franchise market, each House Technician could potentially generate over $552 in gross labor revenue per work day. This includes (i) the ability to bill $442 a day (6.5 hours on client jobs at $68/hr within an 8 hour workday), and (ii) "drive charge" fees of $55 per service visit (two drive charges in this example). This potentially generates $2,760 in gross labor revenue per week or $132,480 per year (48 work weeks). This potential revenue analysis is based on optimum conditions and does not reflect bad weather days, job cancellations, partial or full days with no jobs, days with a single drive charge instead of two, the fact that service clients pay reduced rates, and many other factors that may reduce the productivity or revenue generation of a House Technician. We do not expect any franchisees to achieve House Technician utilization and revenue levels suggested in this "optimum" example. This analysis does, however, provide a basis for understanding an individual franchisee's revenue stream and may aid in estimating our franchise fee revenue. During the first six months of 2007, the Atlanta Test Franchise generated average daily gross labor revenue per House Technician of approximately $428. On an annualized basis this suggests annual gross labor revenue of approximately

$102,720 per full time House Technician who works an entire year. As of June 30, 2007, the Atlanta Test Franchise had three full-time House Technicians.

Offsetting annual revenues per full-time House Technician will be House Technician costs, including wages, payroll-related expenses, benefits, vehicle operating expenses, and vehicle and tool depreciation (each added House Technician means an added vehicle and tools). In the Atlanta Test Franchise market example, these combined costs equate to a projected incremental cost per House Technician of approximately $57,500 per year. The resulting projected net difference between incremental House Technician revenues and costs is a positive $43,540. These funds are available to pay all other franchise expenses including fixed costs, advertising costs and wages and salaries for the operations coordinator and general manager.

The table below shows the relationship between average franchise gross revenue and franchise royalty fee revenue to the franchisor assuming a 5% franchise royalty rate (NHC's actual fee structure is yet to be determined) using hypothetical revenue assumptions:

Average franchise gross revenue	Franchise royalty fee (5% of gross revenue)	Franchise royalty fee revenue with 50 franchises	Franchise royalty fee revenue with 100 franchises	Franchise royalty fee revenue with 150 franchises	Franchise royalty fee revenue with 250 franchises	Franchise royalty fee revenue with 300 franchises
$200,000	$ 10,000	$ 500,000	$ 1,000,000	$ 1,500,000	$ 2,500,000	$ 3,000,000
$300,000	$ 15,000	$ 700,000	$ 1,500,000	$ 2,250,000	$ 3,750,000	$ 4,500,000
$400,000	$ 20,000	$ 1,000,000	$ 2,000,000	$ 3,000,000	$ 5,000,000	$ 6,000,000
$500,000	$ 25,000	$ 1,250,000	$ 2,500,000	$ 3,750,000	$ 6,250,000	$ 7,500,000
$750,000	$ 37,500	$ 1,875,000	$ 3,750,000	$ 5,625,000	$ 9,375,000	$11,250,000

The above table should not be construed as a forecast or projection of revenues, but merely a tool for estimating revenue based on certain assumptions.

We have not yet established the terms of our franchise agreements. We anticipate that our franchise program will be finalized within six months following completion of this offering.

Government Regulation

As a home service company, we are subject to a variety of local, state, and federal regulations. While we believe that our operations currently are in compliance with all applicable regulations, there can be no assurances that unintentional violations of such regulations will not occur. We are subject to federal, state and local laws and regulations applied to businesses, such as payroll taxes on the state and federal levels and regulation of employee benefit plans. Currently, the services and activities conducted by our Atlanta Test Franchise are subject only to local business licensing requirements. In Georgia, where our existing operations are located, local and state licensing requirements include obtaining a standard business license and in the near future obtaining a residential contractors license for the Atlanta Test Franchise. We have been in compliance with the requirement to have a business license since 2006. Georgia residential contractors license requirements go into effect July 1, 2008. The license is obtained through a one-day written testing process in Georgia that has yet to be finalized by the State. We plan to be fully compliant with the requirement to obtain a residential contractors license once testing procedures are made available. Our franchisees may be subject to various city, county, and state license requirements, and will be responsible for maintaining compliance with those requirements. When we commence our franchising program, we will be subject to extensive federal and state franchise regulation. See "Risk Factors" above.

Environmental Factors

We do not anticipate that our business will be materially affected by environmental laws or regulations. Accordingly, we do not expect to incur any capital expenditures for environmental controls or compliance.

Our Employees

We have five full-time paid employees, of whom three are House Technicians, one is an administrative employee and one is a management employee. Our co-founders, Gary Krajecki, Michael Skripko and Douglas Boyer, are not yet paid employees, but oversee our Atlanta Test Franchise operations and are working to develop the franchise plan and structure. Our employees are not subject to any collective bargaining agreements. We believe our employee relations to be excellent.

Facilities

We currently lease our offices, located at Building 3, Suite 101, Glenridge 400 Office Park, 5825 Glenridge Drive NE, Atlanta, Georgia 30328. The current lease expires March 31, 2008. We plan to move into a larger office facility at that time in order to accommodate our corporate and franchising operations.

Insurance

The Company currently maintains the following liability insurance coverage:

- Commercial General Liability Coverage:
  - General aggregate (other than products/completed operations) — $ 2,000,000
  - Products/completed operations aggregate limit — $ 2,000,000
  - Personal and advertising injury limit — $ 1,000,000
  - Each occurrence limit — $ 1,000,000
- Automobile Liability: Combined single limit — $ 1,000,000 each accident

LITIGATION

The Company is not engaged in any litigation, and management presently knows of no threatened or pending litigation in which it is contemplated that the Company will be made a party or which would otherwise adversely affect the Company.

MANAGEMENT

The board of directors of the Company is comprised of three members: Gary Krajecki (Chairman), Michael Skripko and Douglas Boyer. Members of the board also hold management positions as described below. The Company has identified certain additional executive management, described below and expects to hire them on a full-time basis upon the successful completion of the offering.

The By-Laws of the Company establish that there are three directors of the Company, which may be changed by an amendment of the By-Laws, which must be approved by the shareholders. Directors serve until the next annual meeting of shareholders and until their successors are elected and qualified. As described in "Description of Capital Stock – Shareholders Agreement," each of these founding shareholders have agreed to vote their Shares in favor of the election of the other founding shareholders as director, thus filling the three board positions. Officers are appointed by the board of directors and serve at the pleasure of the board.

The following table sets forth information, as of June 30, 2007, regarding the individuals who will serve as our executive officers and directors upon the completion of this offering.

Name	Position
Gary Krajecki	Chief Executive Officer and Director
Mark Anderson.............	Chief Financial Officer
Michael Skripko, Jr.	Director of Marketing, Chief Strategy Officer and Director
James Krajecki.	Chief Operating Officer
David Parr.	Director of Franchising
Douglas Boyer..............	Director of Quality Control and Director

Current Officers

Gary T. Krajecki, age 38: Chairman of the Board, Chief Executive Officer and Principal Accounting Officer of National House Care, Inc. Mr. Krajecki has been instrumental in every facet of the formation, development and operations of National House Care, Inc. and following completion of this offering he will carry on in the capacity of Chief Executive Officer. Mr. Krajecki has held senior level management positions in three prior business ventures, including a fundraising services company, a contract services company and a consumer electronics retail product company (WireHide, Inc., CEO, November 2003 – January 2006). He has also held various management positions including operations, client services, training, quality control and project management. Mr. Krajecki has extensive hands-on residential building experience gained through former positions with homebuilders and recently as a builder/superintendent (Darling Homes, Inc., May 2003 - November 2003). During the period of employment with Darling Homes, Mr. Krajecki maintained employee status with, but was not actively employed by, Delta Airlines due to airline capacity reductions. He has received education awards under a program associated with Northern Illinois University in the areas of Construction Knowledge and Building Methodology. Over the past seven years he has been employed as a pilot with Delta Air Lines. Mr. Krajecki has a B.S. in Administration from St. Louis University. Gary Krajecki is the brother of James Krajecki and Mark Anderson. He holds a certification as an Aging-in-Place Specialist (CAPS) and has completed the Series 63 Uniform Securities Agent State Law Examination.

Michael V. Skripko, Jr., age 38: Chief Operating Officer of the Company, but upon completion of the offering will transition to the position of Director of Marketing/Branding and Chief Strategy Officer. His present duties include product and services development, client relations, employment, marketing, branding, fleet management, systems development and operations. Mr. Skripko has been directly responsible for senior marketing strategies and development of services for the Company's targeted senior marketplace. Through an employment position in the 1990s, Mr. Skripko was directly responsible for the management and training of 25 employees and facilitated a quality control program overseeing several hundred pilots. Mr. Skripko has been actively employed as a pilot with Delta Air Lines since 1999. Michael has a B.S. in Management from the Florida Institute of Technology. He holds a certification as an Aging-in-Place Specialist (CAPS).

Douglas D. Boyer, age 38: For the past year Mr. Boyer has served on the board of directors and as Director of Quality Control and Chief Financial Officer for the Company. His duties have included, but are not limited to, concept design, marketing design, systems development and implementation, applicant interviews and selection, systems development, payroll/worker's compensation analysis, accounting systems, client relations, human resource services procurement and business networking. He has been employed as a pilot by Delta Air Lines since 2000. Although he maintained employee status with Delta Airlines, during the period of Apr 2002- Feb 2003 Mr. Boyer was not actively employed due to airline capacity reductions. From Feb 2003-May 2005 Mr. Boyer was actively employed by Atlantic Southeast Airlines, after which he returned to Delta Airlines. He has a B.S. in Management from Florida Tech and a B.A. in Psychology from Southern Illinois University. He holds a certification as an Aging-in-Place Specialist (CAPS).

Proposed New Officers

Mark D. Anderson, age 40: An external advisor to our board of directors for the past year, Mr. Anderson brings a broad spectrum of financial knowledge, supported by extensive experience in mathematical analysis and technology solutions, to the internal financial management and forecasting process. He has agreed to assume the role of Chief Financial Officer for the Company upon successful completion of the offering. Since 2002, Mr. Anderson has been engaged as a sole proprietor in designing and implementing the technology infrastructure for an information services company that he is seeking to develop. This formative business has not commenced operations and has not been formally organized as a corporation or other entity. He holds a B.S. in Mathematics from the Massachusetts Institute of Technology, a M.S. in Finance from the University of Illinois, and a Ph.D. in Mathematics from the University of Illinois. Mr. Anderson has passed all three levels of the Chartered Financial Analyst (CFA) program. He is registered as a Certified Public Accountant (CPA) in the State of Illinois and is a member of the American Institute of Certified Public Accountants. Mr. Anderson is the brother of Gary Krajecki and James Krajecki.

James L. Krajecki, age 36: For the past year Mr. Krajecki has served as an external advisor to our board of directors on marketing, operations, planning, vendor selection and IT solutions. Mr. Krajecki has agreed to serve as the Company's Chief Operating Officer upon the successful completion of the offering. Mr. Krajecki has over 14 years of management, operations and leadership experience. His business management consulting experience has focused on making service based organizations more efficient, effective and profitable. Services provided include complex business analysis, process design and mapping, software design, sales, and implementation, project management; vendor selection and contracting, training development and presentation. Mr. Krajecki has led and managed a variety of complex projects and operations. For the past eight years he has been employed by The Structure Group, a consulting firm in the energy industry, where he has been actively involved with the firm's growth and successful operations from the start-up phase to a company with over $30 million in annual revenue. His current position with that company is Senior Manager Consultant. Mr. Krajecki has a B.B.A. in Finance from The University of Texas at Austin. James Krajecki is the brother of Gary Krajecki and Mark Anderson.

David M. Parr, age 36: For the past year Mr. Parr has served as an outside advisor to our board of directors. He has agreed to join the Company as the Director of Franchising upon successful completion of the offering. His primary responsibilities will include prospecting and qualifying potential franchisees, selling franchises and assisting in the development of policies, procedures and systems. Mr. Parr has five years of executive recruiting sales and management experience in the staffing industry. Serving as the market manager for K-Force Professional Staffing from 1997 to 2002, he developed client relationships, prospected for and qualified candidates for clients and supervised a staff of recruiters. Mr. Parr has three years of public accounting experience with Arthur Andersen and four years of internal audit experience in the service industry with Waste Management and RARE Hospitality, Inc. These positions provided experience in financial and operational auditing with specialization in the development and implementation of controls and procedures for nationwide business units. During 2003 and 2004 Mr. Parr was a self-employed consultant in the areas of professional staffing and Sarbanes-Oxley compliance under contracts with Recall Corporation and K-Force Professional Staffing. His current position, as Senior Internal Auditor, with RARE Hospitality began in June 2004. Mr. Parr has a B.S. in Accounting from the University of Illinois and is both a Certified Public Accountant (CPA) and Certified Internal Auditor (CIA).

The following is a proposed organization chart for the Company.


CEO
Admin Assistant & Receptionist
Chief Operations Officer
Chief Financial Officer
Director of Franchising
Chief Strategy Officer & Director of Marketing & Brand Development
Director of Quality Control
Operating Administrative Assistant
Franchise Sales Assistant (added as needed)
Franchise Support Staff Manager
Call Center Manager
Franchise #001 General Manager
Field / Office Franchise Support & Training Staff 1
Field / Office Franchise Support & Training Staff 2, etc.
Call Center Phone Staff 1
Call Center Phone Staff 2

Management Compensation

To date, management of the Company has received nominal compensation, totaling less than $3,000 in aggregate associated with the Atlanta Test Franchise operations. The Company's officers spend the majority of their time in connection with this offering and on what can be considered start-up efforts related to the franchisor side of the business. The current officers and the proposed new officers each have signed employment agreements with the Company. Those employment agreements will go into effect for existing officers upon the breaking of escrow for at least the minimum amount raised in this offering, and for proposed new officers as soon as they are able to commence employment. The following is a summary of the terms of those agreements:

The employment agreements provide for three-year employment terms, with automatic one-year extensions each year on the employment anniversary date unless the Company gives notice to the executive of non-extension on or before that date. The agreements each provide for a base salary, salary adjustments and bonuses in the manner described in the compensation table below. The agreements for the three incoming officers also provide for the grant of restricted shares under our restricted option plan in the amounts set forth in such table.

The employment agreements specify differing consequences if employment is terminated for different reasons. If the executive terminates employment voluntarily or upon the death or retirement of the executive, there is no severance payment and no compensation beyond the employment term. If the executive's employment is terminated by the Company for "good cause" (i.e., neglect of duties not cured following notice, conviction of a felony or commission of an act of gross negligence or willful misconduct) he receives compensation for one month beyond the termination date. If the executive is terminated without cause or he terminates voluntarily for "good reason" (as defined in the agreement, e.g., material change in scope of duties, reduction of salary, a change in control of the Company) he continues to receive compensation and related benefits through the remainder of the term of the agreement. If the executive is terminated due to disability, as defined in the agreement, he will continue to be compensated and receive benefits for six months in addition to any benefits thereafter under any disability insurance policy that the Company may obtain.

The employment agreements provide for restrictions on the executive's disclosure of confidential information, and non-solicitation of employees and franchisees.

When the employment agreements go into effect, the compensation of the above officers will be as set forth in the following summary compensation table:

Summary Compensation Table

Executive	Salary *(Note A)*	Annual Increases	Bonus *(Note B)*	Annual Restricted Stock Grants *(Note C)*
CEO, Gary Krajecki	$120,000	See *Note E*	Maximum 10%	-0-
Dir. Marketing, Michael Skripko	$101,500	See *Note E*	Maximum 10%	-0-
COO, James Krajecki	$130,000	See *Note E*	Maximum 10%	83,300
Dir. Franchising, David Parr	$100,000	See *Note E*	Maximum 10%	71,400
CFO, Mark Anderson	$ 50,000 *(Note D)*	See *Note E*	Maximum 10%	23,800
Dir. Quality Control, Doug Boyer	$ 41,000 *(Note D)*	See *Note E*	Maximum 10%	-0-

Note A – **Offset**: Messrs. Gary Krajecki, Skripko and Boyer are employed as pilots by Delta Airlines. Their employment contracts with the Company require them to devote an average of 40 hours (Messrs. Krajecki and Skripko) or 20 hours (Mr. Boyer) per week to their positions with the Company. To incent them to limit their hours with Delta Airlines (Delta Credit Hours) and thus have more time available for their employment with the Company, each of their contracts provides that for each Delta Credit Hour per month below 83 Delta Credit Hours, they will receive on additional incentive hour of compensation from the Company, at $100 per hour.

Note B – **Bonuses**: The executive becomes eligible for a bonus once the Company has achieved annual gross revenue of $2 million. If gross revenues increase 20% for a particular year compared to the prior year the executive will receive a bonus of 10% of his annual base salary that was in effect for the latter year.

Note C – **Restricted Stock**. The employment agreements of these executives provide that they will receive annual restricted stock grants, under the Company's Restricted Stock Plan, commencing December 2008 and continuing through 2012. The amount shown for each is the number of restricted shares to be granted annually.

Note D – **Hours of Service**: These executives hold part-time positions requiring an average of 20 hours of work per week devoted to the Company. Their salaries are fixed but the board of directors may at a later date adjust these salaries upward on a pro-rata basis if additional hours of service are devoted to the Company.

Note E – **Annual Increases**: No base salary increase in 2008. For 2009 and beyond, a 4% annual increase will apply, in addition to any milestone increases based on the formula below. If the gross revenues of the Company pass certain milestones, as listed below, salaries for the following year will be increased by the percentage indicated, effective April 1 of that year.

Gross Revenue
$2 million - $3 million - Base Salary increase of 3%
$3 million+ - $4 million - Base Salary increase of 5%
$4 million+ - $5 million - Base Salary increase of 7%
More than $5 million - Base Salary increase of at least 10%; further increases set in discretion of Board of Directors

Restricted Stock Plan.

Effective September 17, 2007 the Company adopted the 2007 Non-Qualified Stock Option Plan (the "Plan"). Under the Plan, the Company has reserved and authorized up to 950,000 shares of common stock for issuance pursuant to restricted stock grants to its officers and key employees. A summary of the Plan follows:

Purpose. The Plan is designed to enable us to attract and retain qualified employees, and to reward and motivate them by giving them the opportunity to obtain stock.

Administration. The Plan is administered by the board of directors, although the board may delegate its authority to administer the Plan to a committee of at least two board members.

Eligibility. The employees eligible to participate in the plan are our officers and other key employees. At present, we are obligated under the employment contracts with incoming officers David Parr, James Krajecki and Mark Anderson to grant to them 892,500 of the 950,000 shares authorized under the Plan, leaving only an additional 57,500 shares for additional restricted stock grants.

Number of Shares. The total number of shares that may be awarded under the Plan is 950,000. This amount may be increased by amendment to the Plan. There are no current plans to increase the authorized number of shares.

Awards. The board will determine the persons to receive any additional awards and the number of shares awarded to them in its sole discretion after consultation with management. Stock is awarded to employees at no cost to the employees. However, the shares are restricted and may not be disposed of until a restricted period has ended. The restricted period is three years from the date of grant, subject to acceleration as described below. When the restricted period ends, the shares are no longer subject to forfeiture and may be freely transferred by the employee, subject to applicable securities laws.

Setting Performance Targets. The board may set performance goals in connection with restricted stock grants. No such goals have been set in connection with the current grants to incoming officers.

Termination of Employment. If the employee resigns or is terminated for cause before the restricted period ends or the performance goals are attained, the employee forfeits the shares that are not vested. If the employee becomes totally disabled, dies or has normal retirement occur before the restricted period expires, the restrictions are released. If an employee elects early retirement or is terminated other than for cause, he or she is entitled to pro rata vesting.

Additional Cash Award. Participants also receive a cash payment designed to be the amount necessary to pay federal income taxes on the shares and the cash payment. The amount of the cash payment is determined by a formula that is based on the highest individual federal income tax rate then in effect. Generally, the cash award may not exceed 65% of the market value of the common stock subject to the award as of the date beneficial ownership accrued to the participant.

Change of Control. In the event there is a "change of control" of the Company, then the restriction period on any shares will terminate on the date of the change of control, and all shares will become 100% vested and will be distributed to the holders free of any restrictions. Additional cash awards in the amounts permitted by the plan also will be distributed. Generally, a change of control occurs when another party acquires more than 50% of the outstanding stock of the Company, the Company merges with another entity and the shareholders of the Company own less than 60% of the shares of resulting entity, the Company sells all or substantially all of its assets or three new directors are elected who are not recommended or approved by the incumbent Board.

Changes in Common Stock. We will adjust the number and kind of shares subject to outstanding awards for any merger, recapitalization, stock dividend or split or similar event where the number and kind of shares is changed without receipt or payment of consideration by the Company.

Amendment and Termination. The board of directors may amend or terminate the Plan at any time. No amendment to the Plan may alter the rights or obligations under any restricted shares previously granted without the consent of the affected party.

TRANSACTIONS WITH MANAGEMENT

The following summarizes all transactions between the Company and its directors and officers:

Our co-founders, Gary Krajecki, Michael Skripko, and Douglas Boyer (in the latter case acting through a trust) have jointly and severally guaranteed certain bank lines of credit extended to the Company. In the aggregate, these lines of credit can reach $208,800. As of June 30, 2007, the aggregate amount outstanding owed from the Company to the banks under these credit lines was $113,198.

It is the Company's policy to not make loans to Company management. Any future transactions with the Company's affiliates will be on terms no less favorable to the Company than could be obtained from an unaffiliated third party, and must be approved by a majority of the disinterested directors.

PRINCIPAL STOCKHOLDERS

As of June 30, 2007 there were 6,480,000 issued and outstanding shares of the Company's common stock, owned by the following persons, each of whom maintains his business address at the offices of the Company:

Name and Address of Stockholder	Number of Shares Owned	%
Gary Krajecki	2,514,240	38.8%
Michael Skripko	2,384,640	36.8%
Douglas Boyer	1,581,120	24.4%
Totals	6,480,000	100.0%

The average issue price per share was approximately $.011.

The common stock in the Company held by these individuals will be escrowed under an agreement among the Company, these individuals, an independent escrow agent and certain state securities commissioners. Under that escrow agreement the shares will be released from escrow at the rate of 25% annually commencing the sixth anniversary of the commencement date of this offering, with the final release occurring on the ninth anniversary. The agreement provides for early releases in the event of

- a sale of the Company or its assets;
- the achievement of annual net income equal to 5% of the amount of this offering for two consecutive fiscal years or average annual net income equal to 5% of the amount of this offering over five consecutive fiscal years; or
- the Shares become traded over the New York Stock Exchange, American Stock Exchange, the NASDAQ Stock Market, or are quoted on the OTC Bulletin Board or Pink Sheets, or are traded or quoted on any other reliable securities exchange or quotation service, at a price that was at least equal to 175% of the offering price per share in this offering.

The agreement will provide that if one of the above events shall occur, the other shareholders of the Company must have received back their investment in the Company before any amount is paid with respect to shares held in escrow. This does not represent a guaranty that investors in this offering will receive a return on their investment in the Company. Rather, the agreement will establish a contractual basis for giving the investors a priority return of investment before the founding shareholders realize a profit on their escrowed shares.

DESCRIPTION OF CAPITAL STOCK

The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the common stock contained in the Company's Articles of Incorporation, as amended to date and to the agreements referred to below.

Authorized and Outstanding Stock

As of the date hereof, the authorized capital stock of the Company consists of 40,000,000 shares of common stock, no par value per share, of which 6,480,000 shares are issued and outstanding, and 300,000 shares of preferred stock of which no shares are outstanding. After giving effect to the issuance of the Shares offered hereby, the Company will have outstanding a minimum of 9,605,000 Shares and a maximum of 10,942,500 Shares.

The following is a description of the respective rights of holders of the Company's common stock and preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held as of the record date on all matters submitted to a vote of the holders of common stock. Subject to preferences applicable to any preferred stock that the Company may issue in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that may be issued in the future. Holders of common stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. The common stock is not subject to assessment or capital calls.

Preferred Stock

The Company's board of directors has the authority to issue up to 300,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock.

Shareholders Agreement

The three founding shareholders of the Company, Krajecki, Michael Skripko and Douglas Boyer ("founders"), along with the Company entered into an Agreement Among Shareholders dated as of April 30, 2007. The Agreement includes a variety of terms typical for agreements of this type, including:

- The founders have agreed to vote their respective Shares in favor of each founder as a director of the Company so long as the founder continues to own at least 1 million Shares.

- The Agreement requires that upon the death, disability, divorce, bankruptcy or mental incompetence of a founder the Company must purchase and that founder, his estate or his personal representative must sell all of his Shares back to the Company at a price determined by the following formula based upon book value or gross revenues for the immediately preceding fiscal year of the Company (20% of the price to be paid at closing and the balance over a seven-year period):

- If gross venues were $2 million or less, than the price will be the Company's book value per share as of the end of the immediately preceding fiscal year
- If gross revenues were between $2 million and $4 million, then the price will be one times such gross revenues, divided by the number of outstanding shares
- If gross revenues were between $4 million and $6 million, then the price will be one and one-half times such gross revenues, divided by the number of outstanding shares
- If gross revenues were between $6 million and $8 million, then the price will be two times such gross revenues, divided by the number of outstanding shares
- If gross revenues were between $8 million and $10 million, then the price will be two and one-half times such gross revenues, divided by the number of outstanding shares
- If gross revenues were greater than $10 million, then the price will be three times such gross revenues, divided by the number of outstanding shares

- The Company may purchase life insurance on the lives of the founders to fund all or a portion of its repurchase obligation in the case of death of a founder.
- Upon the retirement or resignation (prior to February 28, 2011) of a founder or if a founder begins competing with the Company, the Company has the right (but not the obligation) to purchase all of that founder's Shares at a price determined by the same formula and payable on the same basis as referred to above.
- Among themselves, the founders agree not to sell to a non-founder until after July 31, 2010 and after that date to offer to the Company and to each other a right of first refusal before selling to a non-founder.
- The founders have agreed to "drag-along" rights (the right of founders holding more than 50% of the founders' Shares, if they intend to sell their Shares to a third party, to force the other founder to sell his Shares on the same terms) and "tag-along" rights (if founders holding more than 50% of the founders' Shares intend to sell at least 70% of their Shares to a third party, the other founder has the right to sell the same proportion of his shares to the same buyer on the same terms).

THE OFFERING

Offering Amount and Subscription Acceptance

A minimum of 3,125,000 and a maximum of 4,462,500 Shares are being offered at a price of $1.12 per Share, which is payable in cash in full upon subscription. Upon the completion of this offering, investors in this offering will own a minimum of 32.5% and a maximum of 40.8% of the outstanding shares of the Company. The total value implicitly assigned to the Company as a result of this offering is a minimum of $11,824,400 and a maximum of $13,322,400. The Shares are being offered pursuant to Regulation A, which is an exemption from registration under the federal Securities Act of 1933, as amended. There is a minimum investment of $21,000 or 18,750 Shares. The Company reserves the right to waive this minimum investment requirement in its sole discretion. All subscription checks should be made payable to "Reliance/NHC Stock Escrow." The Company, in its absolute discretion, may reject all or part of an investor's subscription for Shares. Where the Company rejects all or part of a subscription, all money given by a subscriber with respect to the rejected subscription will be returned forthwith. Shares may be purchased by the officers and directors or their affiliates for their own account on the same terms and conditions as other investors, although they are under no obligation to purchase any Shares.

Selling Arrangements

The Shares will be offered and sold by the executive officers of the Company on a "best efforts" basis without receipt of any commission or other compensation, directly or indirectly. In addition, the Company, at its discretion, may offer Shares through broker/dealers by entering into selling agreements with one or more qualified broker/dealers who are members of the National Association of Securities Dealers, Inc. on a best efforts basis. In the event the Company enters into any such selling agreements, the Company will negotiate commission rates for the Shares sold by such broker/dealers for their placement services and would amend or supplement this Offering Circular, and the Offering Statement filed with the Securities and Exchange Commission, to reflect such arrangements. As of the date of this Offering Circular, the Company has not entered into any agreements with any broker/dealers regarding this offering.

Offering Period

The Shares will be offered from the date of this Offering Circular until _________, 2007 (or as late as _______, 2007 if the Company elects to extend the offering period). Subscriptions for the Shares will be held in an interest-bearing escrow account. In the event 3,125,000 Shares have not been subscribed by the offering termination date, the offering will terminate, and all funds will be returned to investors, with actual interest earned. If the offering is successful, all interest earned in the escrow account will be paid to the Company.

Escrow Arrangements

All proceeds received in the offering will be placed in an escrow account maintained by Reliance Trust Company, Atlanta, Georgia, as Escrow Agent, and such proceeds will be returned to investors with interest if at least 3,125,000 Shares are not sold prior to the offering termination date. If at least 3,125,000 Shares are subscribed by investors and accepted by the Company as of any date on or prior to the offering termination date, the Company may then accept the subscriptions for Shares, and the Escrow Agent shall release to the Company all cash subscription funds and interest then held in escrow and terminate the escrow account. Thereafter, the offering may, at the option of the Company, continue, with all funds received thereafter being applied immediately to the uses discussed herein.

Resale Restrictions

Each subscriber for Shares will be required to represent that he is aware that his rights to sell or otherwise transfer the Shares are limited, due to the absence of a trading market for the Shares and by state securities laws, notwithstanding that the Shares are freely tradable under Regulation A, and further due to certain restrictions on sales in the event the Company completes an initial public offering of its shares.

Potential Investor Exit Strategies

As discussed in "Resale Restrictions" above, the Company does not expect that there will be a trading market for the Shares, thus substantially limiting an investor's ability to sell his or here shares purchased in this offering. Investors in an offering such as this typically hope that there will occur a liquidity event, such as an initial public stock offering, a sale of the Company or its business, a merger into a larger company with an active market for its shares, or a company buy-back of its shares. The Company does not have any current plans to implement any of these strategies, and cannot provide any assurance that any of these kinds of events will occur. Accordingly, prospective investors should consider an investment in the Shares of the Company to be a long-term investment.

How to Subscribe for Shares

In order to subscribe for the Shares offered hereby, each prospective investor must execute and deliver to the Company a Subscription Agreement in the form annexed hereto as Exhibit B. The Subscription Agreement contains certain representations and warranties of each prospective purchaser. A separate execution copy of the Subscription Agreement is being furnished, which is the copy that prospective investors should complete and return. THE SUBSCRIPTION AGREEMENT ATTACHMENT SHOULD BE READ CAREFULLY AND CLEARLY UNDERSTOOD BEFORE SIGNING. All investors subscribing for Shares are required to make payment for their Shares in cash upon subscription.

All subscriptions and subscription checks, payable to "Reliance/NHC Stock Escrow," should be sent to:

National House Care, Inc.
Attention: Stock Offering
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328

The Company will review the subscriptions for completeness, and then forward them to the escrow agent.

LEGAL MATTERS

Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. passed on the validity of the securities being offered in this Offering Circular.

FINANCIAL STATEMENTS AND REPORTS

The Company will furnish each Stockholder, within 90 days after the closing of each calendar year, a report of the financial condition of the Company as of the close of such year and of the results of its operations for such year, as well as other reports as and when deemed appropriate by the Company. The Company anticipates that annual financial statements will be audited.

EXPERTS

Galanti & Company, P.C., Certified Public Accountants, have audited the financial statements of the Company at December 31, 2006, and for period from inception (February 28, 2006) through December 31, 2006, as set forth in their report thereon. We have included those audited financial statements in Exhibit A to this Offering Circular in reliance on Galanti & Company, P.C.'s reports, given on their authority as experts in accounting and auditing. Also attached hereto in Exhibit A are unaudited financial statements for the Company as of June 30, 2007 and the six-month period then ended.

ADDITIONAL INFORMATION

Copies of our Articles of Incorporation, By-Laws and all agreements referred to in this Offering Circular are available upon request. The statements in this Offering Circular with respect to those documents and agreements do not purport to be complete and are qualified in their entirety by reference to the documents themselves.

We undertake to make available to every investor, during the course of the offering, the opportunity to ask questions of and receive answers from Gary Krajecki or Michael Skripko about the terms and conditions of the offering and to obtain any appropriate additional information (i) necessary to verify the accuracy of the information contained in this Offering Circular or (ii) for any other purpose relevant to a prospective investment in the Shares. We request that all prospective investors or their representatives who have an interest in the offering and who have questions contact Mr. Krajecki or Mr. Skripko at the following mailing address, e-mail addresses or telephone numbers:

Gary Krajecki
National House Care, Inc.
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328
g.krajecki@NationalHouseCare.com
(404) 806-2279 extension 715

Michael Skripko
National House Care, Inc.
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328
m.skripko@NationalHouseCare.com
(404) 806-2279 extension 717

EXHIBIT A

FINANCIAL STATEMENTS

NATIONAL HOUSE CARE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

C O N T E N T S

GALANTI & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Randy A. Galanti
Neil I. Galanti
Paula A. Martin
Alan R. Silverman
Shanie S. McCarty

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders,

NATIONAL HOUSE CARE, INC.

We have audited the accompanying balance sheet of NATIONAL HOUSE CARE, INC. (a Georgia corporation) as of December 31, 2006 and the related statements of income, stockholder's equity, and cash flows for the period March 13, 2006 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NATIONAL HOUSE CARE, INC. as of December 31, 2006, the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the same procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S Corporation effective for the 2006 tax year. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. The Company voluntarily revoked its S election on February 19, 2007 with an effective date of January 1, 2007.

Galanti & Company P.C.

May 22, 2007

1834 Independence Square Dunwoody, Georgia 30338
770-393-0399 tel 770-393-9293 fax www.galanticpa.com

NATIONAL HOUSE CARE, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

Current Assets:	
Cash	$ 44,003
Prepaid expenses	4,598
Total Current Assets	$ 48,601
Property and Equipment, at cost and net of accumulated depreciation	$ 43,742
Other Assets:	
Trademark costs	$ 1,300
TOTAL ASSETS	$ 93,643

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 3,349
Notes payable - bank lines of credit	69,026
Loan from stockholder	1,628
Installment notes payable - due within one year	7,925
Total Current Liabilities	$ 81,928
Long Term Liabilities:	
Installment notes payable - due after one year	$ 30,695
Total Liabilities	$ 112,623
Stockholder's Equity:	
Common stock, no par value; 40,000,000 shares authorized; 6,480,000 shares issued and outstanding	$ 72,000
Accumulated deficit	(90,980)
Total Stockholders' Deficit	($ 18,980)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 93,643

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF INCOME
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Amount	%
From Operations:		
Revenues	$ 33,934	100.0
Cost of Revenues	19,069	56.2
Gross Profit	$ 14,865	43.8
Selling, General and Administrative Expenses	103,419	(304.8)
Loss from Operations	($ 88,554)	(261.0)
Other Income (Expense):		
Interest expense	($ 2,426)	(7.1)
Net Loss	($ 90,980)	(268.1)

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Shares Outstanding	Common Stock	Accumulated Deficit	Total
Issuance of common stock	6,480,000	$ 72,000	$ -	$ 72,000
Net loss for the period	-	-	(90,980)	(90,980)
As of December 31, 2006	6,480,000	$ 72,000	($ 90,980)	($ 18,980)

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:	
Net loss	($ 90,980)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,181
Changes in assets and liabilities:	
(Increase) in prepaid expenses	(4,598)
Increase in accounts payable and accrued expenses	3,349
Net cash (used in) operating activities	($ 86,048)
Cash flows from investing activities:	
Purchase of property and equipment	($ 49,923)
Payment for trademark costs	(1,300)
Net cash (used in) investing activities	($ 51,223)
Cash flows from financing activities:	
Proceeds from issuance of common stock	$ 72,000
Net borrowings on bank lines of credit	69,026
Borrowings from stockholder	1,628
Borrowings on installment note agreements	42,668
Payments on installment note agreements	(4,048)
Net cash provided by financing activities	$ 181,274
Net increase in cash and cash equivalents	$ 44,003
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 44,003
Cash paid during the year for:	
Interest	$ 2,426

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

Description of Business - The Company operates as a house care service providing property maintenance and repair services to homeowners and businesses in the Atlanta metropolitan area of Georgia. The Company uses various marketing techniques, which include printed and broadcast advertising, as well as promotion of customer referrals.

Use of Management Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenues Recognition - The Company recognizes revenues on its "one-time" handyman service upon completion of the work which normally occurs within the same day the work commences. Revenues on periodic service plans are recognized on the same day the respective service call is performed. Revenues are recognized on a gross basis whereby invoicing to customers includes materials that are installed while performing its handyman services.

Advertising - All costs associated with advertising and business promotion are expensed as incurred.

Depreciation - Depreciation is provided by using the straight line method over the following estimated useful lives of the respective assets:

Asset Type	Useful Life (in years)
Vehicles	5
Tools and equipment	5

Trademark costs - The Company has not assigned any useful life to its trademark costs. Accordingly, the Company has capitalized its trademark costs and has not reported any amortization for the current reporting period.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income (loss) taxable (refundable) for federal and state income tax reporting purposes.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Earnings per Share - The Company presents its earnings per share data in accordance with Statement of Financial Accounting Standards No. 128 using the basic earnings per share approach in computing earnings per share.

NOTE B - PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment and the related accumulated depreciation consisted of the following:

	Cost	Accum. Depre.
Vehicles	$ 42,668	$ 5,335
Tools and equipment	7,256	846
	$ 49,924	
Less accumulated depreciation	(6,181)	$ 6,181
Net Property and Equipment	$ 43,743	

Depreciation expense for the period March 13, 2006 through December 31, 2006 totaled $ 6,181.

NOTE C - REVOLVING LINES OF CREDIT

The Company has established revolving lines of credit with Wachovia Bank aggregating to $108,800. Interest accrues at rates ranging from prime rate to 2.75% above prime rate. $65,000 of the line is due on demand and $43,800 of the line matures on August 28, 2026. The lines are secured by personal assets and guarantees of the Company's stockholders.

NOTE D - LOAN FROM STOCKHOLDER

As of December 31, 2006, the Company owed $1,628 to Doug Boyer, a Company stockholder, for expenses relating to the securing of a $100,000 personal line of credit that was intended for use by the Company as a source of credit. The line of credit was subsequently replaced with a new line of credit agreement in the Company's name (See Note G - Subsequent Events)

NOTE E - INSTALLMENT NOTES PAYABLE

The Company is party to two installment note agreements with American Honda Finance Corporation, whereby the Company is obligated to make payments aggregating to $ 808 per month (includes interest at 4.9% to 5.2% per annum) through June 2011. The notes are secured by the Company's vehicles and the personal guaranty of a stockholder.

As of December 31, 2006, maturity of the notes may be summarized as follows:

Year Ending December 31,	Amount
2007	$ 7,925
2008	8,335
2009	8,765
2010	9,218
2011	4,377
	$ 38,620

NOTE F - COMMITMENTS

The Company leases its office facility under a non-cancelable agreement that expires in September 2007. Accordingly, the Company does not currently have any long-term lease commitments.

NOTE G - SUBSEQUENT EVENTS

On February 19, 2007, the Company's S corporation tax status was voluntarily revoked with an effective date of January 1, 2007.

On March 13, 2007, the Board of Directors approved the execution of employment agreements with the officers of the Company.

On March 29, 2007, the Company entered into a $100,000 line of credit arrangement with The Edgar County Bank and Trust Company. The line of credit accrues interest at 7.875% per annum, matures on September 29, 2009 and is secured by the personal guaranty and assets held under a Trust by a Company stockholder.

On April 30, 2007, the Company adopted a non-qualified stock option plan giving the Company the ability to award options for three million shares.

SUPPLEMENTARY INFORMATION

NATIONAL HOUSE CARE, INC.
SUPPLEMENTARY INFORMATION
COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Amount	%
Cost of Revenues:		
Salaries	$ 9,905	29.2
Materials	5,050	14.9
Vehicle operating expenses	1,230	3.6
Insurance-worker's compensation	1,176	3.5
Payroll taxes	1,055	3.1
Employee benefits	653	1.9
Total Cost of Revenues	$ 19,069	56.2
Selling, General and Administrative Expenses:		
Advertising	$ 73,405	216.3
Depreciation	6,181	18.2
Rent	4,522	13.3
Insurance	3,751	11.1
Office supplies	3,612	10.7
Professional fees	2,351	6.9
Training and education	2,247	6.6
Telephone expense	1,670	4.9
Loan costs	1,628	4.8
Outside services	1,389	4.1
Uniforms	763	2.2
Credit processing fees	515	1.5
Licenses	504	1.5
Meals and entertainment	475	1.4
Miscellaneous expenses	210	.6
Payroll administrative fees	196	.6
Total Selling, General and Administrative Expenses	$ 103,419	304.7

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.

FINANCIAL STATEMENTS

JUNE 30, 2007

(UNAUDITED)

NATIONAL HOUSE CARE, INC.
BALANCE SHEET
AS OF JUNE 30, 2007

ASSETS

Current Assets:	
Cash	$ 17,294
Trade accounts receivable	3,926
Prepaid expenses	1,348
Total Current Assets	$ 22,568
Property and Equipment, at cost and net of accumulated depreciation	$ 81,803
Other Assets:	
Trademark costs	$ 1,300
TOTAL ASSETS	$ 105,671

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable	$ -
Notes payable - bank lines of credit	113,128
Installment notes payable - due within one year	12,047
Total Current Liabilities	$ 125,175
Long Term Liabilities:	
Installment notes payable - due after one year	$ 57,103
Total Liabilities	$ 182,278
Stockholder's Equity:	
Common stock, no par value; 40,000,000 shares authorized; 6,480,000 shares issued and outstanding	$ 72,000
Accumulated deficit	(148,607)
Total Stockholders' Deficit	($ 76,607)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 105,671

NATIONAL HOUSE CARE, INC.
STATEMENT OF INCOME
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

	Amount	%
From Operations:		
Revenues	$ 136,099	100.0
Cost of Revenues	99,614	73.2
Gross Profit	$ 36,485	26.8
Selling, General and Administrative Expenses	89,467	(65.7)
Loss from Operations	($ 52,982)	(38.9)
Other Income (Expense):		
Interest expense	($ 3,014)	(2.2)
Loss on disposal of assets	(1,631)	(1.2)
Total Other Income (Expense)	($ 4,645)	(3.4)
Net Loss	($ 57,627)	(42.3)

NATIONAL HOUSE CARE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

	Shares Outstanding	Common Stock	Accumulated Deficit	Total
As of December 31, 2006	6,480,000	$ 72,000	($ 90,980)	($ 18,980)
Net loss for the period	-	-	(57,627)	(57,627)
As of June 30, 2007	6,480,000	$ 72,000	($ 148,607)	($ 76,607)

NATIONAL HOUSE CARE, INC.
STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:	
Net loss	($ 57,627)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	7,547
Loss on disposal of assets	1,631
Changes in assets and liabilities:	
(Increase) in accounts receivable	(3,926)
Decrease in prepaid expenses	3,250
(Decrease) in accounts payable and accrued expenses	(3,349)
Net cash provided by (used in) operating activities	($ 52,474)
Cash flows from investing activities:	
Purchase of property and equipment	($ 47,239)
Cash flows from financing activities:	
Net borrowings on bank lines of credit	44,102
Repayment of loan from stockholder	(1,628)
Borrowings on installment note agreements	71,189
Payments on installment note agreements	(40,659)
Net cash provided by financing activities	$ 73,004
Net (decrease) in cash and cash equivalents	($ 26,709)
Cash and cash equivalents at beginning of period	44,003
Cash and cash equivalents at end of period	$ 17,294
Cash paid during the year for:	
Interest	$ 3,014

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

Description of Business - The Company operates as a house care service providing property maintenance and repair services to homeowners and businesses in the Atlanta metropolitan area of Georgia. The Company uses various marketing techniques, which include printed and broadcast advertising, as well as promotion of customer referrals.

Use of Management Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenues Recognition - The Company recognizes revenues on its "one-time" handyman service upon completion of the work which normally occurs within the same day the work commences. Revenues on periodic service plans are recognized on the same day the respective service call is performed. Revenues are recognized on a gross basis whereby invoicing to customers includes materials that are installed while performing its handyman services.

Advertising - All costs associated with advertising and business promotion are expensed as incurred.

Depreciation - Depreciation is provided by using the straight line method over the following estimated useful lives of the respective assets:

Asset Type	Useful Life (in years)
Vehicles	5
Tools and equipment	5

Trademark Costs - The Company has not assigned any useful life to its trademark costs. Accordingly, the Company has capitalized its trademark costs and has not reported any amortization for the current reporting period.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income (loss) taxable (refundable) for federal and state income tax reporting purposes.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Earnings per Share - The Company presents its earnings per share data in accordance with Statement of Financial Accounting Standards No. 128 using the basic earnings per share approach in computing earnings per share.

NOTE B - PROPERTY AND EQUIPMENT

As of June 30, 2007, property and equipment and the related accumulated depreciation consisted of the following:

	Cost	Accum. Depre.
Vehicles	$ 69,546	$ 3,111
Tools and equipment	17,449	2,081
	$ 86,995	
Less accumulated depreciation	(5,192)	$ 5,192
Net Property and Equipment	$ 81,803	

Depreciation expense for the six months ended June 30, 2007 amounted to $ 7,547.

NOTE C - REVOLVING LINES OF CREDIT

The Company has established revolving lines of credit with Wachovia Bank aggregating to $108,800. Interest accrues at rates ranging from prime rate to 2.75% above prime rate. $65,000 of the line is due on demand and $43,800 of the line matures on August 28, 2026. The lines are secured by personal assets and guarantees of the Company's stockholders.

The Company established a $100,000 line of credit arrangement with The Edgar County Bank and Trust Company. The line of credit accrues interest at 7.875% per annum, matures on September 29, 2009 and is secured by the personal guaranty and assets held under a Trust by a Company stockholder.

NOTE E - INSTALLMENT NOTES PAYABLE

The Company is party to three installment note agreements with various financial institutions, whereby the Company is obligated to make payments aggregating to $1,410 per month (includes interest at 6.9% per annum) through June 2012. The notes are secured by the Company's vehicles and the personal guaranty of a stockholder.

As of June 30, 2007, maturity of the notes may be summarized as follows:

Year Ending June 30,	Amount
2008	$ 12,047
2009	13,341
2010	14,306
2011	15,340
2012	14,116
	$ 69,150

NOTE F - COMMITMENTS

The Company leases its office facility under a non-cancelable agreement that expires in September 2007. Accordingly, the Company does not currently have any long-term lease commitments.

NOTE G - INCOME TAXES

On February 19, 2007, the Company's S corporation tax status was voluntarily revoked with an effective date of January 1, 2007.

Inasmuch as the Company has reported an operating loss for the six months ended June 30, 2007, no provision for income tax has been recorded nor has any tax benefit for the future use of the operating loss been recorded.

NOTE H - STOCK OPTION PLAN

On April 30, 2007, the Company adopted a non-qualified stock option plan giving the Company the ability to award options for three million shares.

NOTE I - SUBSEQUENT EVENTS

On September 10, 2007 the Company terminated its non-qualified stock option plan prior to the issuance of any stock options.

On September 10, 2007 the Company adopted a restricted stock plan providing for the issuance of up to 950,000 restricted shares subject to a vesting period of three years. The Company will recognize expenses related to the issuance of restricted shares over the vesting period. The restricted shares are scheduled to begin issuance in December of 2008 as stipulated within employment agreements of the Company's three incoming officers.

CERTIFICATE OF MANAGEMENT REGARDING UNAUDITED, INTERIM PERIOD FINANCIAL STATEMENTS

The accompanying interim financial statements for the six-month period ended June 30, 2007 and as of that date are unaudited. In the opinion of management this financial information reflects all normal recurring adjustments that are, in our opinion, necessary for a fair statement of results for the period indicated. This information is not necessarily indicative of the results for the full year or for any other future period.

Date: 9/17/2007

Gary Krajecki, Chief Executive Officer and
Principal Accounting Officer,
National House Care, Inc.

EXHIBIT B

FORM OF SUBSCRIPTION AGREEMENT

This Offering is made only to residents of the States of ____________, ____________ and ____________

NATIONAL HOUSE CARE, INC.

Offering of Common Stock

SUBSCRIPTION AGREEMENT

NATIONAL HOUSE CARE, INC.

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby offers to purchase shares of Common Stock, no par value (the "Shares") of National House Care, Inc., a Georgia corporation ("the "Company"), under the terms of this agreement (this "Subscription") and the Offering Circular dated _______, 2007 (the "Offering Circular"). The Subscriber understands that the Shares are offered subject to prior sale and to withdrawal, cancellation or modification of the offer and subject to the right of the Company to reject this Subscription in whole or in part.

1. Number of Shares. The Subscriber hereby offers to purchase _________ Shares at a cash price of $1.12 per Share, or $__________ in the aggregate, which shall be payable by check payable to the order of "Reliance/NHC Stock Escrow."

2. Subscription Irrevocable. This Subscription shall be irrevocable after acceptance by the Company, shall survive the death, disability or dissolution of the Subscriber, and is subject to all the terms and provisions contained in the Offering Circular. This Subscription may be accepted on behalf of the Company by an authorized officer of the Company executing this Subscription in the space provided below. In the event the Subscription is not accepted by the Company, the subscription funds shall be returned without interest (unless the funds have been deposited into escrow) and this Subscription shall be null and void.

3. Representation by Subscriber. The Subscriber hereby represents and warrants to the Company, and its officers, agents and representatives as follows, realizing that they intend to rely on these representations and warranties in determining whether to accept the Subscription tendered hereby as well as for other purposes, which representation and warranties shall survive acceptance of this Subscription:

(a) The Subscriber is acquiring all of the Shares subscribed hereby solely for his or her or its own account for investment and not on behalf of other persons and not with a view to or for fractionalization, division, or distribution thereof, or the grant of any participation therein, and the Subscriber has no present intent of distributing or selling to any other person any of such Shares or granting any participation therein.

(b) If the Subscriber's principal residence is in, or principal place of business is located in, the States of ________, ________, ________, ________, ________, ________, ________ or ________, the Subscriber will not sell, transfer or otherwise dispose of all of any part of such Shares without receipt of an unqualified opinion of counsel acceptable to the Company stating that neither the transfer nor any offer in connection therewith is a violation of any state securities laws.

(c) The Subscriber is aware that the Shares have not been registered under the Securities Act of 1933 (the "Act") or under the laws of the States of ________, ________, ________, ________, ________ or ________, and that the Company has no present initiation to register the Shares under the Act or under the securities laws of such states.

(d) The Subscriber understands that currently no market exists for the sale of Shares, that no market is expected to develop, that the Subscriber may not be able to sell or dispose of the Shares, and that the Subscriber's right to transfer the Shares will be restricted as set forth in the Offering Circular and in this Subscription.

(e) The Subscriber is aware that each certificate evidencing the Shares will contain a conspicuous legend referencing the transfer restrictions imposed by the securities laws as set forth in the Offering Circular and in this Subscription and agrees that a stop transfer order shall be placed on the stock transfer books of the Company which gives effect to such transfer restrictions.

(f) The Subscriber recognizes that an investment in the Shares involves significant risks, as described under the caption "Risk Factors" in the Offering Circular. The Subscriber understands such risks and has considered them carefully in making an investment decision to purchase Shares.

(g) The Subscriber has been furnished and has thoroughly and carefully read and understands the Offering Circular (including but not limited to all exhibits attached).

(h) The Subscriber has not relied upon any oral or written representation or statement, except those contained in the Offering Circular.

(i) The Subscriber and the Subscriber's advisors, if any, have had an opportunity to ask questions of and to request additional information from the Company, and they have received answers to such questions and the additional information requested.

(j) No oral or written statement or inducement which is contrary to the information set forth in the Offering Circular has been made by or on behalf of the Company to the Subscriber or the Subscriber's advisors, if any.

(k) The actual results of operations of the Company may vary materially from any forecasts or projections contained in the Offering Circular, and neither the Company nor any of its members, officers, agents or professionals, including their accountants and attorneys, make any representation or warranty as to future results of operations or as to any benefits which the Subscriber may be allocated pursuant to this investment.

(l) The Subscriber has, together with his or her advisors, if any, the knowledge and experience in business and financial matters as to be capable of evaluating the Company and the proposed activities thereof and the risks and merits of an investment in the Shares and of making an informed investment decision about such an investment

(m) The Subscriber (i) has adequate means of providing for current needs and possible personal contingencies, (ii) has no need for liquidity in this investment, (iii) believes that the nature and amount of such investment is suitable for the Subscriber and consistent with the Subscriber's overall investment program and financial position, (iv) believes that the Subscriber's overall commitment to investments which are not readily marketable is not disproportionate to the Subscriber's net worth and the investment in the Shares will not cause such overall investment commitment to become excessive, (v) is under no present or contemplated future need to dispose of any of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness, (vi) is able to bear the economic risks of the Subscriber's investment in the Shares, and (vii) at the present time, can afford a complete loss of such investment.

(n) The Subscriber certifies that (i) no other person has any direct or indirect beneficial interest in the Shares, (ii) the Subscriber is not acting as an underwriter or directly or indirectly participating in any underwriting of the Shares, (iii) the Subscriber has not formed any entity for the purpose of making the investment in the Shares, and (iv) the Subscriber does not have any contract, undertaking, agreement, arrangement or understanding with any person that is contrary to the representations, warranties and agreements contained in Section 3(a) or clauses (i)-(iv) of this paragraph (n).

4. Lock-up of Shares. Subscriber agrees that he or she will not, for a period of 180 days after the closing of an initial, underwritten public offering of securities of the Company registered with the Securities and Exchange Commission (an "IPO"), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares (or any other securities convertible into or exchangeable or exercisable for Shares) that Subscriber owns at the time the Company notifies Subscriber in writing of the Company's intent to sell its securities in an IPO. The certificates representing the Shares subscribed hereby shall bear a legend that references this transfer restriction. Subscriber understands that this restriction does not represent a promise or prediction that the Company expects an IPO to take place at any particular time in the future, if ever, and confirms that the Company has made no such promise or prediction.

5. Type of Ownership Representations. In addition to the foregoing representations and warranties, the Subscriber represents as follows, as appropriate (please initial the applicable paragraph):

(a) If the Subscriber is an individual, the Subscriber hereby represents to the Company that (i) he or she is a citizen of the United States of America, (ii) he or she is at least 21 years old, (iii) he or she has the legal capacity to execute, deliver and perform this Subscription and (iv) the Subscriber's principal residence is located within the State designated under the Subscriber's name below.

______
Initials

(b) If the Subscriber is a corporation, partnership, limited liability company, trust or other form of legal entity, the Subscriber hereby represents to the Company that (i) the Subscriber is duly organized and validly existing under the laws of its State of formation, (ii) it is authorized and otherwise duly empowered to acquire and own the Shares subscribed hereby and to execute this Subscription, (iii) this subscription is a valid and binding obligation of Subscriber including any successor or assignee, enforceable against it in accordance with its terms, and (iv) it has its principal place of business within the State designated under its name below.

______
Initials

(c) [Special state suitability standards to be added]

______
Initials

6. Indemnification. The Subscriber agrees to indemnify and hold harmless the Company, its officers, employees, shareholders and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by the Subscriber to fulfill any of the terms or conditions of this Subscription, or by reason of any breach of the representations and warranties made by the Subscriber herein, or in any other document provided by the Subscriber to the Company. All representations, warranties and covenants contained in this Subscription and the indemnification contained in this Section 8, shall survive the acceptance of this Subscription.

7. Verification. The Subscriber hereby authorizes the Company to verify any of the information set forth in this Subscription. The Subscriber understands that the Subscriber may be required to furnish additional information.

8. Applicable Law. This Subscription shall be construed in accordance with and governed by the laws of the State of Georgia.

9. Binding Effect. This Subscription shall be binding upon and inure to the benefit of the parties hereto and their heirs, legal representatives, successors and permitted assigns.

10. Entire Agreement: Modification. This Subscription constitutes the entire agreement among the parties pertaining to the purchase of the Shares, as set forth herein, and supersedes any prior understanding, and neither this Subscription nor any provisions hereof shall be waived, modified or terminated except by an instrument in writing signed by the party against whom any waiver, modification or termination is sought.

11. Assignability. The Subscriber agrees not to transfer or assign this Subscription or any of the Subscriber's interests herein.

12. Interpretation. For purposes of this Agreement, words importing any gender shall include the other genders.

13. Type of Ownership. The Subscriber wishes to own the Shares as follows (initial one):

( ) Separate or individual property;

( ) Joint Tenants with right of survivorship;

( ) Tenants in common;

( ) Community property;

( ) Trust;

( ) Partnership;

( ) Limited Liability Company;

( ) Self Directed Individual Retirement Account (IRA)

( ) Corporation; or

( ) Other (indicate):_______________________________

14. Subscriber's Full Name (if a limited liability company, partnership, corporation or trust, set forth the names of all partners, 10% shareholders, or beneficiaries, respectively, and their state of residence):

The name(s) in which the Shares are to be held is(are):

Subscriber is a resident of, or if not an individual Subscriber maintains its principal place of business in, the State of ___________.

(a) Additional Information if Subscriber is Entity. Complete the following, if the prospective investor is a corporation, limited liability company, trust, or other entity:

Name of Entity: _______________________________

Business Address: _______________________________

Attention: ______________________________

Taxpayer Identification Number: ______________________________

Telephone Number: ______________________________

State of Organization: ______________________________

Business Activities: ______________________________

Has this entity been formed for the specific purpose of making the investment contemplated herein?

☐ Yes ☐ No

(b) Additional Information if Subscriber is Individual or Beneficiary of Self-Directed Individual Retirement Account.

Complete the following, if the prospective investor is an individual:

Date of Birth: ______________________________

Residence Address: ______________________________

Social Security Number: ______________________________

Residence Telephone Number: ______________________________

Business Address: ______________________________

Business Telephone Number: ______________________________

Please send all correspondence to (check one):

☐ Business address ☐ Residence Address

Current employment: ______________________________

Employer: ______________________________

Title: ______________________________

National House Care, Inc.

SIGNATURE PAGE

If the Shares hereby subscribed for are to be owned by more than one person in any manner, the undersigned understands and agrees that all of the co-owners of such Shares must sign this Signature Page in order for this subscription to be accepted.

The undersigned, as Subscriber, hereby represents that Subscriber has read this entire Subscription Agreement, and the Offering Circular and its exhibits. On the basis thereof, the undersigned, as Subscriber, subscribes for the Shares indicated in this Subscription Agreement, and executes this Subscription Agreement this ______ day of ___________, 2007 at __________________ [city] ________________ [state].

Signature*			Signature*		
Print or Type Name			Print or Type Name		
Social Security or Fed. Tax I.D. No.			Social Security or Fed. Tax I.D. No.		
Date of Birth			Date of Birth		
Street Address			Street Address		
City	State	ZIP	City	State	ZIP
Telephone Number			Telephone Number		

***Type of Ownership, Required Documents and Signatures** (check one):

☐ INDIVIDUAL OWNERSHIP (one signature required)

☐ JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP (all parties must sign)

☐ TENANTS IN COMMON (all parties must sign)

☐ LIMITED LIABILITY COMPANY (please include a copy of the Limited Liability Company Operating Agreement and any amendments thereto and the written consent of all members authorizing signature)

☐ PARTNERSHIP (please include a copy of the partnership agreement and any amendments and written consent of all general partners authorizing signature)

☐ CORPORATION (chief executive officer must sign; please include certified corporate resolutions authorizing investment and any amendments thereto)

☐ TRUST (all trustees must sign; please include a copy of the declaration of trust or other document establishing the trust, include any amendments)

☐ SELF DIRECTED INDIVIDUAL RETIREMENT ACCOUNT ("IRA") (trustee and beneficiary of the account must sign)

☐ OTHER (indicate)

☐ CHECK HERE IF YOU ARE A NON-RESIDENT ALIEN, A FOREIGN CORPORATION, OR OTHER FOREIGN ENTITY FOR PURPOSES OF THE FEDERAL INCOME TAX LAWS.

****

PLEASE MAKE CHECK PAYABLE TO "RELIANCE/NHC STOCK ESCROW"

MAIL TO:
National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

****

ACCEPTANCE OF SUBSCRIPTION BY COMPANY

SUBSCRIPTION ACCEPTED this ______ day of ____________________, 2007:

NATIONAL HOUSE CARE, INC.

By:

Title: ________________________________

PART III – EXHIBITS

Item 1. **Index to Exhibits**

Initial Page Number of Exhibit in Sequential Numbering System

1. Underwriting Agreement – None
2. Charter and Bylaws:
   - (a) the Articles of Incorporation – attached as Exhibit 2A *
   - (b) Bylaws – Attached as Exhibit 2B *
3. Instruments defining the rights of security holders – None other then those provided pursuant to Item 2.
4. Subscription Agreement – attached as Exhibit 4
5. Voting Trust Agreement – None
6. Material Contracts
   - (a) Agreement Among Shareholders – attached as Exhibit 6A *
   - (b) Stock Option Plan – attached as Exhibit 6B *
   - (c) Employment Agreement with Gary T. Krajecki – amended – attached as Exhibit 6C
   - (d) Employment Agreement with Michael V. Skripko. Jr. – amended – attached as Exhibit 6D
   - (e) Employment Agreement with Douglas D. Boyer – amended – attached as Exhibit 6E
   - (f) Employment Agreement with David M. Parr – attached as Exhibit 6F
   - (g) Employment Agreement with James L. Krajecki – attached as Exhibit 6G
   - (h) Employment Agreement with Mark L. Anderson — attached as Exhibit 6H
   - (i) Business Credit Line Loan documents – attached as Exhibit 6I:
     - (i) Wachovia Bank – August 28, 2006
     - (ii) Wachovia Bank – August 29, 2006
     - (iii) Wachovia Bank – September 25, 2006
     - (iv) The Edgar County Bank & Trust Co. – March 29,2007
   - (j) Restricted Stock Plan – attached as Exhibit 6J
7. Material Foreign Patents – None
8. Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession – None
9. Escrow Agreement – attached as Exhibit 9 *
10. Consents
    - (a) The Consent of Certified Public Accounting Firm as attached hereto as Exhibit 10A
    - (b) There is no underwriter so no Consent of Underwriter is attached.
11. Opinion re legality – attached as Exhibit 11

12. Sales Material – To be attached as an Amendment
13. Test-the-Waters Material – None
14. Appointment of Agent for Service of Process – Not Applicable
15. Additional Exhibits - None

*Previously Filed

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Atlanta, State of Georgia on September 17, 2007.

NATIONAL HOUSE CARE, INC.

By: ______________________________
Gary T. Krajecki, President and Principal Accounting Officer

By: ______________________________
Douglas D. Boyer, Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

______________________________ Gary T. Krajecki, Director	September 17, 2007
______________________________ Michael V. Skripko, Jr., Director	September 17, 2007
______________________________ Douglas D. Boyer, Director	September 17, 2007

EXHIBIT 4

FORM SUBSCRIPTION AGREEMENT

EXHIBIT B

This Offering is made only to residents of the States of ___________, ___________,
___________, ___________, ___________, ___________,___________, ___________,
___________, ___________, ___________, ___________,___________, ___________,
___________, ___________, ___________, ___________,___________, ___________,
___________, ___________, ___________, ___________, ___________, ___________,
___________, ___________, ___________, ___________, ___________, ___________,
___________, ___________, ___________, ___________ and ___________

NATIONAL HOUSE CARE, INC.

Offering of Common Stock

SUBSCRIPTION AGREEMENT

NATIONAL HOUSE CARE, INC.

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby offers to purchase shares of Common Stock, no par value (the "Shares") of National House Care, Inc., a Georgia corporation ("the "Company"), under the terms of this agreement (this "Subscription") and the Offering Circular dated ________, 2007 (the "Offering Circular"). The Subscriber understands that the Shares are offered subject to prior sale and to withdrawal, cancellation or modification of the offer and subject to the right of the Company to reject this Subscription in whole or in part.

1. Number of Shares. The Subscriber hereby offers to purchase __________ Shares at a cash price of $1.12 per Share, or $__________ in the aggregate, which shall be payable by check payable to the order of "Reliance/NHC Stock Escrow."

2. Subscription Irrevocable. This Subscription shall be irrevocable after acceptance by the Company, shall survive the death, disability or dissolution of the Subscriber, and is subject to all the terms and provisions contained in the Offering Circular. This Subscription may be accepted on behalf of the Company by an authorized officer of the Company executing this Subscription in the space provided below. In the event the Subscription is not accepted by the Company, the subscription funds shall be returned without interest (unless the funds have been deposited into escrow) and this Subscription shall be null and void.

3. Representation by Subscriber. The Subscriber hereby represents and warrants to the Company, and its officers, agents and representatives as follows, realizing that they intend to rely on these representations and warranties in determining whether to accept the Subscription tendered hereby as well as for other purposes, which representation and warranties shall survive acceptance of this Subscription:

(a) The Subscriber is acquiring all of the Shares subscribed hereby solely for his or her or its own account for investment and not on behalf of other persons and not with a view to or for fractionalization, division, or distribution thereof, or the grant of any participation therein, and the Subscriber has no present intent of distributing or selling to any other person any of such Shares or granting any participation therein.

(b) If the Subscriber's principal residence is in, or principal place of business is located in, the States of ________, ________, ________, ________, ________, ________, ________ or ________, the Subscriber will not sell, transfer or otherwise dispose of all of any part of such Shares without receipt of an unqualified opinion of counsel acceptable to the Company stating that neither the transfer nor any offer in connection therewith is a violation of any state securities laws.

(c) The Subscriber is aware that the Shares have not been registered under the Securities Act of 1933 (the "Act") or under the laws of the States of ________, ________, ________, ________, ________ or ________, and that the Company has no present initiation to register the Shares under the Act or under the securities laws of such states.

(d) The Subscriber understands that currently no market exists for the sale of Shares, that no market is expected to develop, that the Subscriber may not be able to sell or dispose of the Shares, and that the Subscriber's right to transfer the Shares will be restricted as set forth in the Offering Circular and in this Subscription.

(e) The Subscriber is aware that each certificate evidencing the Shares will contain a conspicuous legend referencing the transfer restrictions imposed by the securities laws as set forth in the Offering Circular and in this Subscription and agrees that a stop transfer order shall be placed on the stock transfer books of the Company which gives effect to such transfer restrictions.

(f) The Subscriber recognizes that an investment in the Shares involves significant risks, as described under the caption "Risk Factors" in the Offering Circular. The Subscriber understands such risks and has considered them carefully in making an investment decision to purchase Shares.

(g) The Subscriber has been furnished and has thoroughly and carefully read and understands the Offering Circular (including but not limited to all exhibits attached).

(h) The Subscriber has not relied upon any oral or written representation or statement, except those contained in the Offering Circular.

(i) The Subscriber and the Subscriber's advisors, if any, have had an opportunity to ask questions of and to request additional information from the Company, and they have received answers to such questions and the additional information requested.

(j) No oral or written statement or inducement which is contrary to the information set forth in the Offering Circular has been made by or on behalf of the Company to the Subscriber or the Subscriber's advisors, if any.

(k) The actual results of operations of the Company may vary materially from any forecasts or projections contained in the Offering Circular, and neither the Company nor any of its members, officers, agents or professionals, including their accountants and attorneys, make any representation or warranty as to future results of operations or as to any benefits which the Subscriber may be allocated pursuant to this investment.

(l) The Subscriber has, together with his or her advisors, if any, the knowledge and experience in business and financial matters as to be capable of evaluating the Company and the proposed activities thereof and the risks and merits of an investment in the Shares and of making an informed investment decision about such an investment

(m) The Subscriber (i) has adequate means of providing for current needs and possible personal contingencies, (ii) has no need for liquidity in this investment, (iii) believes that the nature and amount of such investment is suitable for the Subscriber and consistent with the Subscriber's overall investment program and financial position, (iv) believes that the Subscriber's overall commitment to investments which are not readily marketable is not disproportionate to the Subscriber's net worth and the investment in the Shares will not cause such overall investment commitment to become excessive, (v) is under no present or contemplated future need to dispose of any of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness, (vi) is able to bear the economic risks of the Subscriber's investment in the Shares, and (vii) at the present time, can afford a complete loss of such investment.

(n) The Subscriber certifies that (i) no other person has any direct or indirect beneficial interest in the Shares, (ii) the Subscriber is not acting as an underwriter or directly or indirectly participating in any underwriting of the Shares, (iii) the Subscriber has not formed any entity for the purpose of making the investment in the Shares, and (iv) the Subscriber does not have any contract, undertaking, agreement, arrangement or understanding with any person that is contrary to the representations, warranties and agreements contained in Section 3(a) or clauses (i)-(iv) of this paragraph (n).

4. Lock-up of Shares. Subscriber agrees that he or she will not, for a period of 180 days after the closing of an initial, underwritten public offering of securities of the Company registered with the Securities and Exchange Commission (an "IPO"), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares (or any other securities convertible into or exchangeable or exercisable for Shares) that Subscriber owns at the time the Company notifies Subscriber in writing of the Company's intent to sell its securities in an IPO. The certificates representing the Shares subscribed hereby shall bear a legend that references this transfer restriction. Subscriber understands that this restriction does not represent a promise or prediction that the Company expects an IPO to take place at any particular time in the future, if ever, and confirms that the Company has made no such promise or prediction.

5. Type of Ownership Representations. In addition to the foregoing representations and warranties, the Subscriber represents as follows, as appropriate (please initial the applicable paragraph):

(a) If the Subscriber is an individual, the Subscriber hereby represents to the Company that (i) he or she is a citizen of the United States of America, (ii) he or she is at least 21 years old, (iii) he or she has the legal capacity to execute, deliver and perform this Subscription and (iv) the Subscriber's principal residence is located within the State designated under the Subscriber's name below.

______
Initials

(b) If the Subscriber is a corporation, partnership, limited liability company, trust or other form of legal entity, the Subscriber hereby represents to the Company that (i) the Subscriber is duly organized and validly existing under the laws of its State of formation, (ii) it is authorized and otherwise duly empowered to acquire and own the Shares subscribed hereby and to execute this Subscription, (iii) this subscription is a valid and binding obligation of Subscriber including any successor or assignee, enforceable against it in accordance with its terms, and (iv) it has its principal place of business within the State designated under its name below.

______
Initials

(c) [Special state suitability standards to be added]

______
Initials

6. Indemnification. The Subscriber agrees to indemnify and hold harmless the Company, its officers, employees, shareholders and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by the Subscriber to fulfill any of the terms or conditions of this Subscription, or by reason of any breach of the representations and warranties made by the Subscriber herein, or in any other document provided by the Subscriber to the Company. All representations, warranties and covenants contained in this Subscription and the indemnification contained in this Section 8, shall survive the acceptance of this Subscription.

7. Verification. The Subscriber hereby authorizes the Company to verify any of the information set forth in this Subscription. The Subscriber understands that the Subscriber may be required to furnish additional information.

8. Applicable Law. This Subscription shall be construed in accordance with and governed by the laws of the State of Georgia.

9. Binding Effect. This Subscription shall be binding upon and inure to the benefit of the parties hereto and their heirs, legal representatives, successors and permitted assigns.

10. Entire Agreement: Modification. This Subscription constitutes the entire agreement among the parties pertaining to the purchase of the Shares, as set forth herein, and supersedes any prior understanding, and neither this Subscription nor any provisions hereof shall be waived, modified or terminated except by an instrument in writing signed by the party against whom any waiver, modification or termination is sought.

11. Assignability. The Subscriber agrees not to transfer or assign this Subscription or any of the Subscriber's interests herein.

12. Interpretation. For purposes of this Agreement, words importing any gender shall include the other genders.

13. Type of Ownership. The Subscriber wishes to own the Shares as follows (initial one):

( ) Separate or individual property;

( ) Joint Tenants with right of survivorship;

( ) Tenants in common;

( ) Community property;

( ) Trust;

( ) Partnership;

( ) Limited Liability Company;

( ) Self Directed Individual Retirement Account (IRA)

( ) Corporation; or

( ) Other (indicate):____

14. Subscriber's Full Name (if a limited liability company, partnership, corporation or trust, set forth the names of all partners, 10% shareholders, or beneficiaries, respectively, and their state of residence):

The name(s) in which the Shares are to be held is(are):

Subscriber is a resident of, or if not an individual Subscriber maintains its principal place of business in, the State of ____________.

(a) Additional Information if Subscriber is Entity. Complete the following, if the prospective investor is a corporation, limited liability company, trust, or other entity:

Name of Entity: ____

Business Address: ____

Attention: ____
Taxpayer Identification Number: ______________________________
Telephone Number: _______________________________________
State of Organization: _____________________________________
Business Activities: ______________________________________

Has this entity been formed for the specific purpose of making the investment contemplated herein?

☐ Yes ☐ No

(b) Additional Information if Subscriber is Individual or Beneficiary of Self-Directed Individual Retirement Account.

Complete the following, if the prospective investor is an individual:

Date of Birth: ____
Residence Address: ____

Social Security Number: ____________________________________
Residence Telephone Number: ________________________________
Business Address: ____

Business Telephone Number: _________________________________

Please send all correspondence to (check one):

☐ Business address ☐ Residence Address

Current employment: ______________________________________
Employer: ____
Title: ____

National House Care, Inc.

SIGNATURE PAGE

If the Shares hereby subscribed for are to be owned by more than one person in any manner, the undersigned understands and agrees that all of the co-owners of such Shares must sign this Signature Page in order for this subscription to be accepted.

The undersigned, as Subscriber, hereby represents that Subscriber has read this entire Subscription Agreement, and the Offering Circular and its exhibits. On the basis thereof, the undersigned, as Subscriber, subscribes for the Shares indicated in this Subscription Agreement, and executes this Subscription Agreement this _____ day of ___________, 2007 at _________________ [city] _______________ [state].

Signature*			Signature*		
Print or Type Name			Print or Type Name		
Social Security or Fed. Tax I.D. No.			Social Security or Fed. Tax I.D. No.		
Date of Birth			Date of Birth		
Street Address			Street Address		
City	State	ZIP	City	State	ZIP
Telephone Number			Telephone Number		

***Type of Ownership, Required Documents and Signatures** (check one):

☐ INDIVIDUAL OWNERSHIP (one signature required)

☐ JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP (all parties must sign)

☐ TENANTS IN COMMON (all parties must sign)

☐ LIMITED LIABILITY COMPANY (please include a copy of the Limited Liability Company Operating Agreement and any amendments thereto and the written consent of all members authorizing signature)

☐ PARTNERSHIP (please include a copy of the partnership agreement and any amendments and written consent of all general partners authorizing signature)

☐ CORPORATION (chief executive officer must sign; please include certified corporate resolutions authorizing investment and any amendments thereto)

☐ TRUST (all trustees must sign; please include a copy of the declaration of trust or other document establishing the trust, include any amendments)

☐ SELF DIRECTED INDIVIDUAL RETIREMENT ACCOUNT ("IRA") (trustee and beneficiary of the account must sign)

☐ OTHER (indicate)

☐ CHECK HERE IF YOU ARE A NON-RESIDENT ALIEN, A FOREIGN CORPORATION, OR OTHER FOREIGN ENTITY FOR PURPOSES OF THE FEDERAL INCOME TAX LAWS.

****

PLEASE MAKE CHECK PAYABLE TO "RELIANCE/NHC STOCK ESCROW"

MAIL TO:
National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

****

ACCEPTANCE OF SUBSCRIPTION BY COMPANY

SUBSCRIPTION ACCEPTED this _____ day of ____________________, 2007:

NATIONAL HOUSE CARE, INC.

By:

Title: ______________________________

EXHIBIT 6C

AMENDED EMPLOYMENT AGREEMENT OF GARY T. KRAJECKI

Employment Agreement Update

I certify and agree, that the Employment Agreement, between National House Care, Inc. and Gary Krajecki, dated September 10, 2007 replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

Executive

Gary Krajecki 9/10/2007

National House Care, Inc.

Michael Skripko 9/10/07

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 10th day of September, 2007, and is effective upon closing of escrow for the NHC Stock Offering, by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Gary Krajecki (the "Executive").

RECITAL

The Executive is being hired as Chief Executive Officer of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Chief Executive Officer of the Company. or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $120,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:
i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the Company.

(d) Restricted Stock: None

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

    IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By ------------------------------------
Michael Skripko, COO

[CORPORATE SEAL]

EXECUTIVE

Gary Krajecki

EXHIBIT 6D

AMENDED EMPLOYMENT AGREEMENT OF
MICHAEL V. SKRIPKO, JR.

Employment Agreement Update

I certify and agree, that the Employment Agreement between National House Care, Inc. and ~~Douglas Boyer~~ Michael Skripko, dated September 10, 2007 replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

Executive

______________________ 9/10/07

Michael Skripko, Jr.

National House Care, Inc.

______________________ 9/10/2007

Gary Krajecki

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 10th day of September, 2007 and is effective upon closure of escrow for the NHC Stock Offering by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Michael Skripko, Jr (the "Executive").

RECITAL

The Executive is being hired as Director of Marketing and Chief Strategy Officer of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Director of Marketing and Chief Strategy Officer of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $101,500. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the Company.

(d) Restricted Stock: None

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

    IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: ------------------------------------

Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE

Michael Skripko

EXHIBIT 6E

AMENDED EMPLOYMENT AGREEMENT OF DOUGLAS D. BOYER

Employment Agreement Update

I certify and agree, that the Employment Agreement, between National House Care, Inc. and Douglas Boyer, dated September 10, 2007 replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

Executive

_______________________ 9/10/07

Douglas Boyer

National House Care, Inc.

_______________________ 9/10/07

Michael Skripko

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 10th day of September, 2007, and is effective upon closure of escrow of the National House Care Stock Offering by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Douglas Boyer (the "Executive").

RECITAL

The Executive is being hired as Director of Quality Control of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Director of Quality Control of the Company. or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $ 41,000. He is expected to work a minimum of 20 hours (average) per week in exchange for his base compensation. If the number of weekly hours to be worked is expected to be consistently higher than 20, the board of directors may approve a base compensation increase commensurate with the number of hours to be worked, up to a paid maximum of 40 hrs per week.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the company.

(d) Restricted Stock: None

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: --
Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE

Douglas Boyer

EXHIBIT 6F

Employment Agreement of
David M. Parr

Employment Agreement Update

I certify and agree, that the Employment Agreement, between National House Care, Inc. and David Parr, dated September 10, 2007 replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

Executive

9/10/2007

David Parr

National House Care, Inc.

9/10/2007

Gary Krajecki

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 10th day of September, 2007, and is effective upon the first day of employment as determined by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and David Parr (the "Executive").

RECITAL

The Executive is being hired as Director of Franchising of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Director of Franchising of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $100,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:
i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to 10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Restricted Stock:
He shall receive an annual allotment of 71,400 Restricted Shares of common stock (three year vesting period), for each of the first five (5) years he is actively employed with the Company (commencing 2008). A Cash Award will be made to offset the tax implications of the Restricted Stock issuance subject to the terms of the NHC Restricted Stock Plan. It is important that the employee become familiar with 83(b) Elections that can be made, if desired, within a short time frame after the granting of Restricted Shares as stipulated by the Internal Revenue Service. Grant Date: December of each year.

(d) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(e) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

    IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: ------------------------------------

Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE

David Parr

EXHIBIT 6G

Employment Agreement of James L. Krajecki

Employment Agreement Update

I certify and agree, that the Employment Agreement, between National House Care, Inc. and James Krajecki, dated September 10, 2007 replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

Executive

James Krajecki — 9/10/07

National House Care, Inc.

Gary Krajecki — 9/10/07

EMPLOYMENT AGREEMENT

JZ

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 10th day of September, 2007, and is effective upon the first day of employment as determined by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and James Krajecki (the "Executive").

RECITAL

The Executive is being hired as Chief Operating Officer of the company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Chief Operating Officer of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.



5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $130,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to 10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Restricted Stock:
He shall receive an annual allotment of 83,300 Restricted Shares of common stock (three year vesting period), for each of the first five (5) years he is actively employed with the Company (commencing 2008). A Cash Award will be made to offset the tax implications of the Restricted Stock issuance subject to the terms of the NHC Restricted Stock Plan. It is important that the employee become familiar with 83(b) Elections that can be made, if desired, within a short time frame after the granting of Restricted Shares as stipulated by the Internal Revenue Service. Grant Date: December of each year.

(d) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.



(e) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

(f) He shall be entitled to a relocation allowance of up to $ 10,000 to reimburse relocation related expenses.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.



(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to

the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

> (i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and
>
> (ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

> (i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");



(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.



10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

    IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.



17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: ______________________
Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE

____
James Krajecki

EXHIBIT 6H

**EMPLOYMENT AGREEMENT OF
MARK L. ANDERSON**

Employment Agreement Update

I certify and agree, that the Employment Agreement, between National House Care, Inc. and Mark Anderson, dated September 10, 2007 replaces and supersedes any and all former Employment Agreements between the aforementioned parties.

Executive

Mark Anderson 9/10/07

Mark Anderson

National House Care, Inc.

9/10/07

Gary Krajecki

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 10th day of September, 2007, and is effective upon the first day of employment as determined by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Mark Anderson (the "Executive").

RECITAL

The Executive is being hired as Chief Financial Officer of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

MA

(h) "NHC Restricted Stock Plan" shall mean the National House Care 2007 Restricted Stock Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Chief Financial Officer of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices for members of Senior Management.

MA

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $ 50,000. He is expected to work a minimum of 20 hours (average) per week in exchange for his base compensation. If the number of weekly hours to be worked is expected to be consistently higher than 20, the board of directors may approve a base compensation increase commensurate with the number of hours to be worked, up to a paid maximum of 40 hrs per week.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to 10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Restricted Stock:
He shall receive an annual allotment of 23,800 Restricted Shares of common stock (three year vesting period), for each of the first five (5) years he is actively employed with the Company (commencing 2008). A Cash Award will be made to offset the tax implications of the Restricted Stock issuance subject to the terms of the NHC Restricted Stock Plan. It is important that the employee become familiar with 83(b) Elections that can be made, if desired, within a short time frame after the granting of Restricted Shares as stipulated by the Internal Revenue Service. Grant Date: December of each year.

(d) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost μA to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(e) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

(f) He shall be entitled to a relocation allowance of up to $ 5,000 to reimburse relocation related expenses.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the μA

Company, including the NHC Restricted Stock Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment. MA

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the *earlier* of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company MA immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined herein Section 8, any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the NHC Restricted Stock Plan, shall be determined in accordance with the terms of such benefit plans and programs.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any MA

way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions. MA

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: --
Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE

Mark Anderson

EXHIBIT 6I

BUSINESS LINE LOAN DOCUMENTS

WACHOVIA BANK – AUGUST 28, 2006

PROMISSORY NOTE

$50,000.00

August 28, 2006

National House Care, Inc
2540 Alvecot Cir
Smyrna , Georgia 30080
(Hereinafter referred to as "Borrower")

Wachovia Bank, National Association
Atlanta, Georgia 30303
(Hereinafter referred to as "Bank")

Borrower promises to pay to the order of Bank, in lawful money of the United States of America, at its office indicated above or wherever else Bank may specify, the sum of Fifty Thousand and No/100 Dollars ($50,000.00) or such sum as may be advanced and outstanding from time to time, with interest on the unpaid principal balance at the rate and on the terms provided in this Promissory Note (including all renewals, extensions or modifications hereof, this "Note").

LINE OF CREDIT. Borrower may borrow, repay and reborrow, and, upon the request of Borrower, Bank shall advance and readvance under this Note from time to time (each an "Advance" and together the "Advances"), so long as the total principal balance outstanding under this Note at any one time does not exceed the principal amount stated on the face of this Note, subject to the limitations described in any loan agreement to which this Note is subject. Bank's obligation to make Advances under this Note shall terminate if a demand for payment is made under this Note or if a Default (as defined in the other Loan Documents) under any Loan Document occurs or in any event, on the first anniversary hereof unless renewed or extended by Bank in writing upon such terms then satisfactory to Bank. As of the date of each proposed Advance, Borrower shall be deemed to represent that each representation made in the Loan Documents is true as of such date. **30-Day Payout.** During the term of the Note, Borrower agrees to pay down the outstanding balance to a maximum of $100.00 for 30 consecutive days annually.

If Borrower subscribes to Bank's cash management services and such services are applicable to this line of credit, the terms of such service shall control the manner in which funds are transferred between the applicable demand deposit account and the line of credit for credit or debit to the line of credit.

USE OF PROCEEDS. Borrower shall use the proceeds of the loan(s) evidenced by this Note for the commercial purposes of Borrower, as follows: Short Term Working Capital.

SECURITY. Borrower has granted Bank a security interest in the collateral described in the Loan Documents, including, but not limited to, personal property collateral described in that certain Security Agreement of even date herewith.

INTEREST RATE. Interest shall accrue on the unpaid principal balance of this Note from the date hereof at the Bank's Prime Rate plus 0.0%, as that rate may change from time to time in accordance with changes in the Bank's Prime Rate ("Interest Rate"). "Bank's Prime Rate" means that rate announced by Bank from time to time as its prime rate and is one of several interest rate bases used by Bank. Bank lends at rates both above and below Bank's Prime Rate, and Borrower acknowledges that Bank's Prime Rate is not represented or intended to be the lowest or most favorable rate of interest offered by Bank.

DEFAULT RATE. In addition to all other rights contained in this Note, if a default in the payment of Obligations occurs, all outstanding Obligations, other than Obligations under any swap agreements (as defined in 11 U.S.C. § 101, as in effect from time to time) between Borrower and Bank or its affiliates,



shall bear interest at the Interest Rate plus 3% ("Default Rate"). The Default Rate shall also apply from demand until the Obligations or any judgment thereon is paid in full.

INTEREST AND FEE(S) COMPUTATION (ACTUAL/360). Interest and fees, if any, shall be computed on the basis of a 360-day year for the actual number of days in the applicable period ("Actual/360 Computation"). The Actual/360 Computation determines the annual effective interest yield by taking the stated (nominal) rate for a year's period and then dividing said rate by 360 to determine the daily periodic rate to be applied for each day in the applicable period. Application of the Actual/360 Computation produces an annualized effective rate exceeding the nominal rate.

REPAYMENT TERMS. This Note shall be due and payable in consecutive monthly payments of accrued interest only, commencing on September 28, 2006, and continuing on the same day of each month thereafter until fully paid. In any event, this Note shall be due and payable in full, including all principal and accrued interest, on demand.

APPLICATION OF PAYMENTS. Monies received by Bank from any source for application toward payment of the Obligations shall be applied to accrued interest and then to principal. Upon the occurrence of a default in the payment of the Obligations or a Default (as defined in the other Loan Documents) under any other Loan Document, monies may be applied to the Obligations in any manner or order deemed appropriate by Bank.

If any payment received by Bank under this Note or other Loan Documents is rescinded, avoided or for any reason returned by Bank because of any adverse claim or threatened action, the returned payment shall remain payable as an obligation of all persons liable under this Note or other Loan Documents as though such payment had not been made.

DEFINITIONS. Loan Documents. The term "Loan Documents", as used in this Note and the other Loan Documents, refers to all documents executed in connection with or related to the loan evidenced by this Note and any prior notes which evidence all or any portion of the loan evidenced by this Note, and any letters of credit issued pursuant to any loan agreement to which this Note is subject, any applications for such letters of credit and any other documents executed in connection therewith or related thereto, and may include, without limitation, a commitment letter that survives closing, a loan agreement, this Note, guaranty agreements, security agreements, security instruments, financing statements, mortgage instruments, any renewals or modifications, whenever any of the foregoing are executed, but does not include swap agreements (as defined in 11 U.S.C. § 101, as in effect from time to time). **Obligations.** The term "Obligations", as used in this Note and the other Loan Documents, refers to any and all indebtedness and other obligations under this Note, all other obligations under any other Loan Document(s), and all obligations under any swap agreements (as defined in 11 U.S.C. § 101, as in effect from time to time) between Borrower and Bank, or its affiliates, whenever executed. **Certain Other Terms.** All terms that are used but not otherwise defined in any of the Loan Documents shall have the definitions provided in the Uniform Commercial Code.

LATE CHARGE. If any payments are not timely made, Borrower shall also pay to Bank a late charge equal to 5% of each payment past due for 15 or more days. This late charge shall not apply to payments due at maturity or by acceleration hereof, unless such late payment is in an amount not greater than the highest periodic payment due hereunder.

Acceptance by Bank of any late payment without an accompanying late charge shall not be deemed a waiver of Bank's right to collect such late charge or to collect a late charge for any subsequent late payment received.

ATTORNEYS' FEES AND OTHER COLLECTION COSTS. Borrower shall pay all of Bank's reasonable expenses actually incurred to enforce or collect any of the Obligations including, without limitation, reasonable arbitration, paralegals', attorneys' and experts' fees and expenses, whether incurred without the commencement of a suit, in any trial, arbitration, or administrative proceeding, or in any appellate or bankruptcy proceeding.

USURY. If at any time the effective interest rate under this Note would, but for this paragraph, exceed the maximum lawful rate, the effective interest rate under this Note shall be the maximum lawful rate, and any amount received by Bank in excess of such rate shall be applied to principal and then to fees and expenses, or, if no such amounts are owing, returned to Borrower.

DEMAND NOTE. This is a demand Note and all Obligations hereunder shall become immediately due and payable upon demand. In addition, the Obligations hereunder shall automatically become immediately due and payable if Borrower or any guarantor or endorser of this Note commences or has commenced against it a bankruptcy or insolvency proceeding.

REMEDIES. Upon the occurrence of a default in the payment of the Obligations or a Default (as defined in the other Loan Documents) under any other Loan Document, Bank may at any time thereafter, take the following actions: **Bank Lien.** Foreclose its security interest or lien against Borrower's accounts without notice. **Cumulative.** Exercise any rights and remedies as provided under the Note and the other Loan Documents, or as provided by law or equity.

FINANCIAL AND OTHER INFORMATION. Borrower shall deliver to Bank such information as Bank may reasonably request from time to time, including without limitation, financial statements and information pertaining to Borrower's financial condition. Such information shall be true, complete, and accurate.

WAIVERS AND AMENDMENTS. No waivers, amendments or modifications of this Note and other Loan Documents shall be valid unless in writing and signed by an officer of Bank. No waiver by Bank of any Default (as defined in the other Loan Documents) shall operate as a waiver of any other Default or the same Default on a future occasion. Neither the failure nor any delay on the part of Bank in exercising any right, power, or remedy under this Note and other Loan Documents shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Except to the extent otherwise provided by the Loan Documents or prohibited by law, each Borrower and each other person liable under this Note waives presentment, protest, notice of dishonor, notice of intention to accelerate maturity, notice of acceleration of maturity, notice of sale and all other notices of any kind. Further, each agrees that Bank may (i) extend, modify or renew this Note or make a novation of the loan evidenced by this Note, and/or (ii) grant releases, compromises or indulgences with respect to any collateral securing this Note, or with respect to any Borrower or other person liable under this Note or any other Loan Documents, all without notice to or consent of each Borrower and other such person, and without affecting the liability of each Borrower and other such person; provided, Bank may not extend, modify or renew this Note or make a novation of the loan evidenced by this Note without the consent of the Borrower, or if there is more than one Borrower, without the consent of at least one Borrower; and further provided, if there is more than one Borrower, Bank may not enter into a modification of this Note which increases the burdens of a Borrower without the consent of that Borrower.

MISCELLANEOUS PROVISIONS. Assignment. This Note and the other Loan Documents shall inure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and assigns. Bank's interests in and rights under this Note and the other Loan Documents are freely assignable, in whole or in part, by Bank. In addition, nothing in this Note or any of the other Loan Documents shall prohibit Bank from pledging or assigning this Note or any of the other Loan Documents or any interest therein to any Federal Reserve Bank. Borrower shall not assign its rights and interest hereunder without the prior written consent of Bank, and any attempt by Borrower to assign without Bank's prior written consent is null and void. Any assignment shall not release Borrower from the Obligations. **Organization; Powers.** Borrower represents that Borrower (i) is (a) an adult individual and is sui juris, or (b) a corporation, general partnership, limited partnership, limited liability company or other legal entity, duly organized, validly existing and in good standing under the laws of its state of organization, and is authorized to do business in each other jurisdiction wherein its ownership of property or conduct of business legally requires such organization (ii) has the power and authority to own its properties and assets and to carry on its business as now being conducted and as now contemplated;

and (iii) has the power and authority to execute, deliver and perform, and by all necessary action has authorized the execution, delivery and performance of, all of its obligations under this Note and any other Loan Document to which it is a party. **Compliance with Laws.** Borrower represents that Borrower and any subsidiary and affiliate of Borrower and any guarantor are in compliance in all respects with all federal, state and local laws, rules and regulations applicable to its properties, operations, business, and finances, including, without limitation, any federal or state laws relating to liquor (including 18 U.S.C. § 3617, et seq.) or narcotics (including 21 U.S.C. § 801, et seq.) and/or any commercial crimes; all applicable federal, state and local laws and regulations intended to protect the environment; and the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), if applicable. None of Borrower, or any subsidiary or affiliate of Borrower or any guarantor is a Sanctioned Person or has any of its assets in a Sanctioned Country or does business in or with, or derives any of its operating income from investments in or transactions with, Sanctioned Persons or Sanctioned Countries in violation of economic sanctions administered by OFAC. The proceeds from the Loan will not be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person or a Sanctioned Country. "OFAC" means the U.S. Department of the Treasury's Office of Foreign Assets Control. "Sanctioned Country" means a country subject to a sanctions program identified on the list maintained by OFAC and available at http://www.treas.gov/offices/enforcement/ofac/sanctions/, or as otherwise published from time to time. "Sanctioned Person" means (i) a person named on the list of Specially Designated Nationals or Blocked Persons maintained by OFAC available at http://www.treas.gov/offices/enforcement/ofac/sdn/, or as otherwise published from time to time, or (ii) (A) an agency of the government of a Sanctioned Country, (B) an organization controlled by a Sanctioned Country, or (C) a person resident in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. **Applicable Law; Conflict Between Documents.** This Note and, unless otherwise provided in any other Loan Document, the other Loan Documents shall be governed by and construed under the laws of the state named in Bank's address on the first page hereof without regard to that state's conflict of laws principles. If the terms of this Note should conflict with the terms of any loan agreement or any commitment letter that survives closing, the terms of this Note shall control. **Borrower's Accounts.** Except as prohibited by law, Borrower grants Bank a security interest in all of Borrower's accounts with Bank and any of its affiliates. **Swap Agreements.** All swap agreements (as defined in 11 U.S.C. § 101, as in effect from time to time), if any, between Borrower and Bank or its affiliates are independent agreements governed by the written provisions of said swap agreements, which will remain in full force and effect, unaffected by any repayment, prepayment, acceleration, reduction, increase or change in the terms of this Note, except as otherwise expressly provided in said written swap agreements, and any payoff statement from Bank relating to this Note shall not apply to said swap agreements except as otherwise expressly provided in such payoff statement. **Jurisdiction.** Borrower irrevocably agrees to non-exclusive personal jurisdiction in the state named in Bank's address on the first page hereof. **Severability.** If any provision of this Note or of the other Loan Documents shall be prohibited or invalid under applicable law, such provision shall be ineffective but only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note or other such document. **Notices.** Any notices to Borrower shall be sufficiently given, if in writing and mailed or delivered to the Borrower's address shown above or such other address as provided hereunder, and to Bank, if in writing and mailed or delivered to Wachovia Bank, National Association, Mail Code VA7628, P. O. Box 13327, Roanoke, VA 24040 or Wachovia Bank, National Association, Mail Code VA7628, 10 South Jefferson Street, Roanoke, VA 24011 or such other address as Bank may specify in writing from time to time. Notices to Bank must include the mail code. In the event that Borrower changes Borrower's address at any time prior to the date the Obligations are paid in full, Borrower agrees to promptly give written notice of said change of address by registered or certified mail, return receipt requested, all charges prepaid. **Plural; Captions.** All references in the Loan Documents to Borrower, guarantor, person, document or other nouns of reference mean both the singular and plural form, as the case may be, and the term "person" shall mean any individual, person or entity. The captions contained in the Loan Documents are inserted for convenience only and shall not affect the meaning or interpretation of the Loan Documents. **Advances.** Bank may, in its sole discretion, make other advances which shall be deemed to be advances under this Note, even though the stated principal amount of this Note may be exceeded as a result thereof. **Posting of Payments.** All payments received during normal banking hours after 2:00 p.m. local time at the office of Bank first shown above shall be deemed received at the opening of the next banking day. **Joint and Several Obligations.** If there is more than one Borrower, each is jointly and severally obligated. **Fees and Taxes.** Borrower shall promptly pay all documentary, intangible recordation and/or similar taxes on this transaction whether assessed at closing or arising from time to time. **LIMITATION ON LIABILITY; WAIVER OF PUNITIVE DAMAGES.** EACH OF THE PARTIES HERETO, INCLUDING BANK BY ACCEPTANCE HEREOF, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN OR AMONG THEM THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY OTHER AGREEMENT OR DOCUMENT BETWEEN OR AMONG THEM OR THE OBLIGATIONS EVIDENCED HEREBY OR RELATED HERETO, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR, (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH ANY SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE. **Patriot Act Notice.** To help fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For purposes of this section, account shall be understood to include loan accounts. **FINAL AGREEMENT.** This Note and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

ARBITRATION. Upon demand of any party hereto, whether made before or after institution of any judicial proceeding, any claim or controversy arising out of or relating to the Loan Documents between parties hereto (a "Dispute") shall be resolved by binding arbitration conducted under and governed by the Commercial Financial Disputes Arbitration Rules (the "Arbitration Rules") of the American Arbitration Association (the "AAA") and the Federal Arbitration Act. Disputes may include, without limitation, tort claims, counterclaims, a dispute as to whether a matter is subject to arbitration, claims brought as class actions, or claims arising from documents executed in the future. A judgment upon the award may be entered in any court having jurisdiction. Notwithstanding the foregoing, this arbitration provision does not apply to disputes under or related to swap agreements. **Special Rules.** All arbitration hearings shall be conducted in the city named in the address of Bank first stated above. A hearing shall begin within 90 days of demand for arbitration and all hearings shall conclude within 120 days of demand for arbitration. These time limitations may not be extended unless a party shows cause for extension and then for no more than a total of 60 days. The expedited procedures set forth in Rule 51 et seq. of the Arbitration Rules shall be applicable to claims of less than $1,000,000.00. Arbitrators shall be licensed attorneys selected from the Commercial Financial Dispute Arbitration Panel of the AAA. The parties do not waive applicable Federal or state substantive law except as provided herein. **Preservation and Limitation of Remedies.** Notwithstanding the preceding binding arbitration provisions, the parties agree to preserve, without diminution, certain remedies that any party may exercise before or after an arbitration proceeding is brought. The parties shall have the right to proceed in any court of proper jurisdiction or by self-help to exercise or prosecute the following remedies, as applicable: (i) all rights to foreclose against any real or personal property or other security by exercising a power of sale or under applicable law by judicial foreclosure including a proceeding to confirm the sale; (ii) all rights of self-help including peaceful occupation of real property and collection of rents, set-off, and peaceful possession of personal property; (iii) obtaining provisional or ancillary remedies including injunctive relief, sequestration, garnishment, attachment, appointment of receiver and filing an involuntary bankruptcy proceeding; and (iv) when applicable, a judgment by confession of judgment. Any claim or controversy with regard to any party's entitlement to such remedies is a Dispute. **Waiver of Jury Trial.** THE PARTIES ACKNOWLEDGE THAT BY AGREEING TO BINDING ARBITRATION THEY HAVE IRREVOCABLY WAIVED ANY RIGHT THEY MAY HAVE TO JURY TRIAL WITH REGARD TO A DISPUTE AS TO WHICH BINDING ARBITRATION HAS BEEN DEMANDED.

IN WITNESS WHEREOF, Borrower, on the day and year first above written, has caused this Note to be executed under seal.

National House Care, Inc

By: ___________________________________(SEAL)
Gary Krajecki, Chief Executive Officer

Tracking #: 1295990728
Facility ID 1295990728

UNCONDITIONAL GUARANTY

August 28, 2006

National House Care, Inc
2540 Alvecot Cir
Smyrna , Georgia 30080
(Hereinafter referred to as "Borrower")

Gary Krajecki
401 17th St NW
Atlanta, Georgia 30363
(Hereinafter referred to as "Guarantor")

Wachovia Bank, National Association
Atlanta, Georgia 30303
(Hereinafter referred to as "Bank")

To induce Bank to make, extend or renew loans, advances, credit, or other financial accommodations to or for the benefit of Borrower, which are and will be to the direct interest and advantage of the Guarantor, and in consideration of loans, advances, credit, or other financial accommodations made, extended or renewed to or for the benefit of Borrower, which are and will be to the direct interest and advantage of the Guarantor, Guarantor hereby absolutely, irrevocably and unconditionally guarantees to Bank and its successors, assigns and affiliates the timely payment and performance of all liabilities and obligations of Borrower to Bank and its affiliates, including, but not limited to, all obligations under any notes, loan agreements, security agreements, letters of credit, instruments, accounts receivable, contracts, drafts, leases, chattel paper, indemnities, acceptances, repurchase agreements, overdrafts, and the Loan Documents, as defined below, and all obligations of Borrower to Bank or any of its affiliates under any swap agreement (as defined in 11 U.S.C. § 101, as in effect from time to time), however and whenever incurred or evidenced, whether primary, secondary, direct, indirect, absolute, contingent, due or to become due, now existing or hereafter contracted or acquired, and all modifications, extensions and renewals thereof, (collectively, the "Guaranteed Obligations").

Guarantor further covenants and agrees:

GUARANTOR'S LIABILITY. This Guaranty is a continuing and unconditional guaranty of payment and performance and not of collection. The parties to this Guaranty are jointly and severally obligated hereunder. This Guaranty does not impose any obligation on Bank to extend or continue to extend credit or otherwise deal with Borrower at any subsequent time. This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the Guaranteed Obligations is rescinded, avoided or for any other reason must be returned by Bank, and the returned payment shall remain payable as part of the Guaranteed Obligations, all as though such payment had not been made. Except to the extent the provisions of this Guaranty give Bank additional rights, this Guaranty shall not be deemed to supersede or replace any other guaranties given to Bank by Guarantor; and the obligations guaranteed hereby shall be in addition to any other obligations guaranteed by Guarantor pursuant to any other agreement of guaranty given to Bank and other guaranties of the Guaranteed Obligations.

TERMINATION OF GUARANTY. Guarantor may terminate this Guaranty only by written notice, delivered personally to or received by certified or registered United States Mail by an authorized officer of Bank at the address for notices provided herein. Such termination shall be effective only with respect to Guaranteed Obligations arising more than 15 days after the date such written notice is received by said Bank officer. Such termination shall not be effective with respect to Guaranteed Obligations (including



any subsequent extensions, modifications or compromises of the Guaranteed Obligations) then existing, or Guaranteed Obligations arising subsequent to receipt by Bank of said notice if such Guaranteed Obligations are a result of Bank's obligation to make advances pursuant to a commitment, or are based on Borrower's obligations to make payments pursuant to any swap agreement (as defined in 11 U.S.C. § 101, as in effect from time to time), entered into prior to expiration of the 15 day notice period, or are a result of advances which are necessary for Bank to protect its collateral or otherwise preserve its interests. Termination of this Guaranty by any single Guarantor will not affect the existing and continuing obligations of any other Guarantor hereunder.

CONSENT TO MODIFICATIONS. Guarantor **consents and agrees that Bank (and, with respect to swap obligations, its affiliates) may from time to time, in its sole discretion, without affecting, impairing, lessening or releasing the obligations of Guarantor hereunder:** (a) extend or modify the time, manner, place or terms of payment or performance and/or otherwise change or modify the credit terms of the Guaranteed Obligations; (b) increase, renew, or enter into a novation of the Guaranteed Obligations; (c) waive or consent to the departure from terms of the Guaranteed Obligations; (d) permit any change in the business or other dealings and relations of Borrower or any other guarantor with Bank; (e) proceed against, exchange, release, realize upon, or otherwise deal with in any manner any collateral that is or may be held by Bank in connection with the Guaranteed Obligations or any liabilities or obligations of Guarantor; and (f) proceed against, settle, release, or compromise with Borrower, any insurance carrier, or any other person or entity liable as to any part of the Guaranteed Obligations, and/or subordinate the payment of any part of the Guaranteed Obligations to the payment of any other obligations, which may at any time be due or owing to Bank; all in such manner and upon such terms as Bank may deem appropriate, and without notice to or further consent from Guarantor. No invalidity, irregularity, discharge or unenforceability of, or action or omission by Bank relating to any part of the Guaranteed Obligations or any security therefor shall affect or impair this Guaranty.

WAIVERS AND ACKNOWLEDGMENTS. Guarantor waives and releases the following rights, demands, and defenses Guarantor may have with respect to Bank (and, with respect to swap obligations, its affiliates) and collection of the Guaranteed Obligations: (a) promptness and diligence in collection of any of the Guaranteed Obligations from Borrower or any other person liable thereon, and in foreclosure of any security interest and sale of any property serving as collateral for the Guaranteed Obligations; (b) any law or statute that requires that Bank (and, with respect to swap obligations, its affiliates) make demand upon, assert claims against, or collect from Borrower or other persons or entities, foreclose any security interest, sell collateral, exhaust any remedies, or take any other action against Borrower or other persons or entities prior to making demand upon, collecting from or taking action against Guarantor with respect to the Guaranteed Obligations, including any such rights Guarantor might otherwise have had under Va. Code §§ 49-25 and 49-26, et seq., N.C.G.S. §§ 26-7, et seq., Tenn. Code Ann. § 47-12-101, O.C.G.A. § 10-7-24, Mississippi Code Ann. Section 87-5-1, and any successor statute and any other applicable law; (c) any law or statute that requires that Borrower or any other person be joined in, notified of or made part of any action against Guarantor; (d) that Bank or its affiliates preserve, insure or perfect any security interest in collateral or sell or dispose of collateral in a particular manner or at a particular time, provided that Bank's obligation to dispose of Collateral in a commercially reasonable manner is not waived hereby; (e) notice of extensions, modifications, renewals, or novations of the Guaranteed Obligations, of any new transactions or other relationships between Bank, Borrower and/or any guarantor, and of changes in the financial condition of, ownership of, or business structure of Borrower or any other guarantor; (f) presentment, protest, notice of dishonor, notice of default, demand for payment, notice of intention to accelerate maturity, notice of acceleration of maturity, notice of sale, and all other notices of any kind whatsoever to which Guarantor may be entitled; (g) the right to assert against Bank or its affiliates any defense (legal or equitable), set-off, counterclaim, or claim that Guarantor may have at any time against Borrower or any other party liable to Bank or its affiliates; (h) all defenses relating to invalidity, insufficiency, unenforceability, enforcement, release or impairment of Bank or its affiliates' lien on any collateral, of the Loan Documents, or of any other guaranties held by Bank; (i) any right to which Guarantor is or may become entitled to be subrogated to Bank or its affiliates' rights against Borrower or to seek contribution, reimbursement, indemnification, payment or the like, or participation in any claim, right or remedy of Bank or its affiliates against Borrower or any security which Bank or its affiliates now has or hereafter acquires, until such time as the Guaranteed Obligations have been fully satisfied beyond the expiration of any applicable preference period; (j) any claim or defense that acceleration of maturity of the Guaranteed Obligations is stayed against Guarantor because of the stay of assertion or of acceleration of claims against any other person or entity for any reason including the bankruptcy or insolvency of that person or entity; and (k) the right to marshalling of Borrower's assets or the benefit of any exemption claimed by Guarantor. Guarantor acknowledges and represents that Guarantor has relied upon Guarantor's own due diligence in making an independent appraisal of Borrower, Borrower's business affairs and financial condition, and any collateral; Guarantor will continue to be responsible for making an independent appraisal of such matters; and Guarantor has not relied upon Bank or its affiliates for information regarding Borrower or any collateral.

FINANCIAL CONDITION. Guarantor warrants, represents and covenants to Bank and its affiliates that on and after the date hereof: (a) the fair saleable value of Guarantor's assets exceeds its liabilities, Guarantor is meeting its current liabilities as they mature, and Guarantor is and shall remain solvent; (b) all financial statements of Guarantor furnished to Bank are correct and accurately reflect the financial condition of Guarantor as of the respective dates thereof; (c) since the date of such financial statements, there has not occurred a material adverse change in the financial condition of Guarantor; (d) there are not now pending any court or administrative proceedings or undischarged judgments against Guarantor, no federal or state tax liens have been filed or threatened against Guarantor, and Guarantor is not in default or claimed default under any agreement; and (e) at such reasonable times as Bank requests, Guarantor will furnish Bank and its affiliates with such other financial information as Bank and its affiliates may reasonably request.

INTEREST AND APPLICATION OF PAYMENTS. Regardless of any other provision of this Guaranty or other Loan Documents, if for any reason the effective interest on any of the Guaranteed Obligations should exceed the maximum lawful interest, the effective interest shall be deemed reduced to and shall be such maximum lawful interest, and any sums of interest which have been collected in excess of such maximum lawful interest shall be applied as a credit against the unpaid principal balance of the Guaranteed Obligations. Monies received from any source by Bank or its affiliates for application toward payment of the Guaranteed Obligations may be applied to such Guaranteed Obligations in any manner or order deemed appropriate by Bank and its affiliates.

DEFAULT. If any of the following events occur, a default ("Default") under this Guaranty shall exist: (a) failure of timely payment or performance of the Guaranteed Obligations or a default under any Loan Document; (b) a breach of any agreement or representation contained or referred to in the Guaranty, or any of the Loan Documents, or contained in any other contract or agreement of Guarantor with Bank or its affiliates, whether now existing or hereafter arising; (c) the death of, appointment of a guardian for, dissolution of, termination of existence of, loss of good standing status by, appointment of a receiver for, assignment for the benefit of creditors of, or the commencement of any insolvency or bankruptcy proceeding by or against Guarantor or any general partner of or the holder(s) of the majority ownership interests of Guarantor; and/or (d) Bank determines in good faith, in its sole discretion, that the prospects for payment or performance of the Guaranteed Obligations are impaired or a material adverse change has occurred in the business or prospects of Borrower or Guarantor, financial or otherwise.

If a Default occurs, the Guaranteed Obligations shall be due immediately and payable without notice, other than Guaranteed Obligations under any swap agreements (as defined in 11 U.S.C. § 101, as in effect from time to time) with Bank or its affiliates, which shall be due in accordance with and governed by the provisions of said swap agreements, and, Bank and its affiliates may exercise any rights and remedies as provided in this Guaranty and other Loan Documents, or as provided at law or equity. Guarantor shall pay interest on the Guaranteed Obligations from such Default at the highest rate of interest charged on any of the Guaranteed Obligations.

ATTORNEYS' FEES AND OTHER COSTS OF COLLECTION. Guarantor shall pay all of Bank's and its affiliates' reasonable expenses incurred to enforce or collect any of the Guaranteed Obligations, including, without limitation, reasonable arbitration, paralegals', attorneys' and experts' fees and expenses, whether incurred without the commencement of a suit, in any suit, arbitration, or administrative proceeding, or in any appellate or bankruptcy proceeding.

SUBORDINATION OF OTHER DEBTS. Guarantor agrees: (a) to subordinate the obligations now or hereafter owed by Borrower to Guarantor ("Subordinated Debt") to any and all obligations of Borrower to Bank or its affiliates now or hereafter existing while this Guaranty is in effect, provided however that Guarantor may receive regularly scheduled principal and interest payments on the Subordinated Debt so long as (i) all sums due and payable by Borrower to Bank and its affiliates have been paid in full on or prior to such date, and (ii) no event or condition which constitutes or which with notice or the lapse or time would constitute an event of default with respect to the Guaranteed Obligations shall be continuing on or as of the payment date; (b) Guarantor will either place a legend indicating such subordination on every note, ledger page or other document evidencing any part of the Subordinated Debt or deliver such documents to Bank; and (c) except as permitted by this paragraph, Guarantor will not request or accept payment of or any security for any part of the Subordinated Debt, and any proceeds of the Subordinated Debt paid to Guarantor, through error or otherwise, shall immediately be forwarded to Bank by Guarantor, properly endorsed to the order of Bank, to apply to the Guaranteed Obligations.

MISCELLANEOUS. Assignment. This Guaranty and other Loan Documents shall inure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and assigns. Bank's interests in and rights under this Guaranty and other Loan Documents are freely assignable, in whole or in part, by Bank. Any assignment shall not release Guarantor from the Guaranteed Obligations. **Organization; Powers.** Guarantor (i) is (a) an adult individual and is sui juris, or (b) a corporation, general partnership, limited partnership, limited liability company or other legal entity (as indicated below), duly organized, validly existing and in good standing under the laws of its state of organization, and is authorized to do business in each other jurisdiction wherein its ownership of property or conduct of business legally requires such organization, (ii) has the power and authority to own its properties and assets and to carry on its business as now being conducted and as now contemplated; and (iii) has the power and authority to execute, deliver and perform, and by all necessary action has authorized the execution, delivery and performance of, all of its obligations under this Guaranty and any other Loan Document to which it is a party. **Applicable Law; Conflict Between Documents.** This Guaranty shall be governed by and construed under the laws of the state named in Bank's address shown above without regard to that state's conflict of laws principles. If the terms of this Guaranty should conflict with the terms of any commitment letter that survives closing, the terms of this Guaranty shall control. **Guarantor's Accounts.** Except as prohibited by law, Guarantor grants Bank and its affiliates a security interest in all of Guarantor's accounts with Bank and its affiliates. **Jurisdiction.** Guarantor irrevocably agrees to non-exclusive personal jurisdiction in the state named in Bank's address shown above. **Severability.** If any provision of this Guaranty or of the other Loan Documents shall be prohibited or invalid under applicable law, such provision shall be ineffective but only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Guaranty or other Loan Documents. **Notices.** Any notices to Guarantor shall be sufficiently given if in writing and mailed or delivered to Guarantor's address shown above or such other address as provided hereunder, and to Bank, if in writing and mailed or delivered to Wachovia Bank, National Association, Mail Code VA7628, P.O. Box 13327, Roanoke, VA 24040 or Wachovia Bank, National Association, Mail Code VA7628, 10 South Jefferson Street, Roanoke, VA 24011 or such other address as Bank may specify in writing from time to time. Notices to Bank must include the mail code. In the event that Guarantor changes Guarantor's address at any time prior to the date the Guaranteed Obligations are paid in full, Guarantor agrees to promptly give written notice of said change of address to Bank by registered or certified mail, return receipt requested, all charges prepaid. **Plural; Captions.** All references in the Loan Documents to borrower, guarantor, person, document or other nouns of reference mean both the singular and plural form, as the case may be, and the term "person" shall mean any individual person or entity. The captions contained in the Loan Documents are inserted for convenience only and shall not affect the meaning or interpretation of the Loan Documents. **Binding Contract.** Guarantor by execution of and Bank by acceptance of this Guaranty agree that each party is bound to all terms and provisions of this Guaranty. **Amendments, Waivers and Remedies.** No waivers, amendments or modifications of this Guaranty and other Loan Documents shall be valid unless in writing and signed by an officer of Bank. No waiver by Bank or its affiliates of any Default shall operate as a waiver of any other Default or the same Default on a future occasion. Neither the failure nor any delay on the part of Bank or its affiliates in exercising any right, power, or privilege granted pursuant to this Guaranty and other Loan Documents shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise or the exercise of any other right, power or privilege. All remedies available to Bank or its affiliates with respect to this Guaranty and other Loan Documents and remedies available at law or in equity shall be cumulative and may be pursued concurrently or successively. **Partnerships.** If Guarantor is a partnership, the obligations, liabilities and agreements on the part of Guarantor shall remain in full force and effect and fully applicable notwithstanding any changes in the individuals comprising the partnership. The term "Guarantor" includes any altered or successive partnerships, and predecessor partnership(s) and the partners shall not be released from any obligations or liabilities hereunder. **Loan Documents.** The term "Loan Documents" refers to all documents executed in connection with or related to the Guaranteed Obligations and may include, without limitation, commitment letters that survive closing, loan agreements, other guaranty agreements, security agreements, instruments, financing statements, mortgages, deeds of trust, deeds to secure debt, letters of credit and any amendments or supplements (excluding swap agreements as defined in 11 U.S.C. § 101, as in effect from time to time). **LIMITATION ON LIABILITY; WAIVER OF PUNITIVE DAMAGES.** EACH OF THE PARTIES HERETO, INCLUDING BANK BY ACCEPTANCE HEREOF, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN OR AMONG THEM THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY OTHER AGREEMENT OR DOCUMENT BETWEEN OR AMONG THEM OR THE OBLIGATIONS EVIDENCED HEREBY OR RELATED HERETO, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR, (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH ANY SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE. **FINAL AGREEMENT.** This Agreement and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

FINANCIAL AND OTHER INFORMATION. Guarantor shall deliver to Bank such information as Bank may reasonably request from time to time, including without limitation, financial statements and information pertaining to Guarantor's financial condition. Such information shall be true, complete, and accurate.

NEGATIVE COVENANTS. Guarantor agrees that from the date hereof and until final payment in full of the Guaranteed Obligations, unless Bank shall otherwise consent in writing, Guarantor will not: **Default on Other Contracts or Obligations.** Default on any material contract with or obligation when due to a third party or default in the performance of any obligation to a third party incurred for money borrowed. **Government Intervention.** Permit the assertion or making of any seizure, vesting or intervention by or under authority of any governmental entity, as a result of which the management of Guarantor or any guarantor is displaced of its authority in the conduct of its respective business or such business is curtailed or materially impaired. **Judgment Entered.** Permit the entry of any monetary judgment or the assessment against, the filing of any tax lien against, or the issuance of any writ of garnishment or attachment against any property of or debts due. **Retire or Repurchase Capital Stock.** Retire or otherwise acquire any of its capital stock.

ARBITRATION. Upon demand of any party hereto, whether made before or after institution of any judicial proceeding, any claim or controversy arising out of or relating to the Loan Documents between parties hereto (a "Dispute") shall be resolved by binding arbitration conducted under and governed by the Commercial Financial Disputes Arbitration Rules (the "Arbitration Rules") of the American Arbitration Association (the "AAA") and the Federal Arbitration Act. Disputes may include, without limitation, tort claims, counterclaims, a dispute as to whether a matter is subject to arbitration, claims brought as class actions, or claims arising from documents executed in the future. A judgment upon the award may be entered in any court having jurisdiction. Notwithstanding the foregoing, this arbitration provision does not apply to disputes under or related to swap agreements. **Special Rules.** All arbitration hearings shall be conducted in the city named in the address of Bank first stated above. A hearing shall begin within 90 days of demand for arbitration and all hearings shall conclude within 120 days of demand for arbitration. These time limitations may not be extended unless a party shows cause for extension and then for no more than a total of 60 days. The expedited procedures set forth in Rule 51 et seq. of the Arbitration Rules shall be applicable to claims of less than $1,000,000.00. Arbitrators shall be licensed attorneys selected from the Commercial Financial Dispute Arbitration Panel of the AAA. The parties do not waive applicable Federal or state substantive law except as provided herein. **Preservation and Limitation of Remedies.** Notwithstanding the preceding binding arbitration provisions, the parties agree to preserve, without diminution, certain remedies that any party may exercise before or after an arbitration proceeding is brought. The parties shall have the right to proceed in any court of proper jurisdiction or by self-help to exercise or prosecute the following remedies, as applicable: (i) all rights to foreclose against any real or personal property or other security by exercising a power of sale or under applicable law by judicial foreclosure including a proceeding to confirm the sale; (ii) all rights of self-help including peaceful occupation of real property and collection of rents, set-off, and peaceful possession of personal property; (iii) obtaining provisional or ancillary remedies including injunctive relief, sequestration, garnishment, attachment, appointment of receiver and filing an involuntary bankruptcy proceeding; and (iv) when applicable, a judgment by confession of judgment. Any claim or controversy with regard to any party's entitlement to such remedies is a Dispute. **Waiver of Jury Trial.** THE PARTIES ACKNOWLEDGE THAT BY AGREEING TO BINDING ARBITRATION THEY HAVE IRREVOCABLY WAIVED ANY RIGHT THEY MAY HAVE TO JURY TRIAL WITH REGARD TO A DISPUTE AS TO WHICH BINDING ARBITRATION HAS BEEN DEMANDED.

IN WITNESS WHEREOF, Guarantor, on the day and year first written above, has caused this Unconditional Guaranty to be executed under seal.

____________________________________(SEAL)
Gary Krajecki

Tracking #: 1295990728
Facility ID 1295990728

SECURITY AGREEMENT

August 28, 2006

National House Care, Inc
2540 Alvecot Cir
Smyrna , Georgia 30080
(Hereinafter referred to as "Debtor")

Wachovia Bank, National Association
Atlanta, Georgia 30303
(Hereinafter referred to as "Bank")

For value received and to secure payment and performance of the Promissory Note executed by Debtor (also referred to herein as "Borrower") dated August 28, 2006, in the original principal amount of $50,000.00, payable to Bank, and any extensions, renewals, modifications or novations thereof (the "Note"), this Security Agreement, the other Loan Documents, swap agreements (as defined in 11 U.S.C. § 101, as in effect from time to time) executed in connection with or related to the Loan Documents, future advances, and all costs and expenses incurred by Bank to obtain, preserve, perfect and enforce the security interest granted herein and to maintain, preserve and collect the property subject to the security interest (collectively, "Obligations"), Debtor hereby grants to Bank a continuing security interest in and lien upon, and for security purposes assigns and transfers to Bank until all of the Obligations are repaid in full, the following described property, whether now owned or hereafter acquired, and any additions, replacements, accessions, or substitutions thereof and all cash and non-cash proceeds and products thereof (collectively, "Collateral"):

All of Debtor's deposit accounts with Bank and affiliates of Bank, including Debtor's certificate(s) of deposit with Bank number(s) 215112110622246 ("Assigned Deposits").

Debtor hereby represents and agrees that:

OWNERSHIP. Debtor owns the Collateral. The Collateral is free and clear of all liens, security interests, and claims except those previously reported in writing to and approved by Bank, and Debtor will keep the Collateral free and clear from all liens, security interests and claims, other than those granted to or approved by Bank. Until all of the Obligations are repaid in full, Bank shall have the entire right and interest in and to the Assigned Deposits. By executing this Security Agreement, Debtor has divested itself of all control over the Assigned Deposits and Bank is entitled to and does possess sole dominion and control over the Assigned Deposits and is entitled to receive the benefits accruing with respect thereto. Debtor surrenders all authority or right to withdraw, collect, receive the benefits of, or otherwise assign or encumber the Assigned Deposits, and authorizes Bank (and each affiliate and branch office of Bank or such affiliate) to treat Bank as the sole and exclusive owner of the Assigned Deposits. Upon the maturity of the Assigned Deposits, other than Assigned Deposits at Bank that automatically roll over at maturity, Bank shall reinvest the Assigned Deposits in an investment of Bank's choice. Bank shall have no liability to Debtor for any loss incurred in connection with or arising out of any such reinvestment except for loss resulting from Bank's gross negligence or willful misconduct. The assignment evidenced by this Security Agreement is a continuing one and is irrevocable so long as any of the Obligations are outstanding or the Bank shall have any obligations under the Loan Documents and shall terminate only upon payment or other satisfaction in full of all Obligations or Bank's acknowledgment in writing that this Security Agreement has been terminated. Upon termination of this Security Agreement, and to the extent the Assigned Deposits have not been applied in satisfaction of the Obligations, Bank shall reassign the Assigned Deposits to Debtor and return any passbooks, certificates, and other documents in Bank's possession at Debtor's request.

NAME AND OFFICES; JURISDICTION OF ORGANIZATION. The name and address of Debtor appearing at the beginning of this Agreement are Debtor's exact legal name and the address of its chief executive office. There has been no change in the name of Debtor, or the name under which Debtor conducts business, within the five years preceding the date hereof except as previously reported in writing to Bank. Debtor has not moved its chief executive office within the five years preceding the date hereof except as previously reported in writing to Bank. Debtor is organized under the laws of the State of Georgia and has not changed the jurisdiction of its organization within the five years preceding the date hereof except as previously reported in writing to Bank.

TITLE/TAXES. Debtor has good and marketable title to Collateral and will warrant and defend same against all claims. Debtor will not transfer, sell, or lease Collateral (except as permitted herein). Debtor agrees to pay promptly all taxes and assessments upon or for the use of Collateral and on this Security Agreement. At its option, Bank may discharge taxes, liens, security interests or other encumbrances at any time levied or placed on Collateral. Debtor agrees to reimburse Bank, on demand, for any such payment made by Bank. Any amounts so paid shall be added to the Obligations.

WAIVERS. Debtor agrees not to assert against Bank as a defense (legal or equitable), as a set-off, as a counterclaim, or otherwise, any claims Debtor may have against any seller or lessor that provided personal property or services relating to any part of the Collateral or against any other party liable to Bank for all or any part of the Obligations. Debtor waives all exemptions and homestead rights with regard to the Collateral. Debtor waives any and all rights to any bond or security which might be required by applicable law prior to the exercise of any of Bank's remedies against any Collateral. All rights of Bank and security interests hereunder, and all obligations of Debtor hereunder, shall be absolute and unconditional, not discharged or impaired irrespective of (and regardless of whether Debtor receives any notice of): (i) any lack of validity or enforceability of any Loan Document; (ii) any change in the time, manner or place of payment or performance, or in any term, of all or any of the Obligations or the Loan Documents or any other amendment or waiver of or any consent to any departure from any Loan Document; or (iii) any exchange, insufficiency, unenforceability, enforcement, release, impairment or non-perfection of any collateral, or any release of or modifications to or insufficiency, unenforceability or enforcement of the obligations of any guarantor or other obligor. To the extent permitted by law, Debtor hereby waives any rights under any valuation, stay, appraisement, extension or redemption laws now existing or which may hereafter exist and which, but for this provision, might be applicable to any sale or disposition of the Collateral by Bank; and any other circumstance which might otherwise constitute a defense available to, or a discharge of any party with respect to the Obligations.

NOTIFICATIONS; LOCATION OF COLLATERAL. Debtor will notify Bank in writing at least 30 days prior to any change in: (i) Debtor's chief place of business and/or residence; (ii) Debtor's name or identity; (iii) Debtor's corporate/organizational structure; or (iv) the jurisdiction in which Debtor is organized. In addition, Debtor shall promptly notify Bank of any claims or alleged claims of any other person or entity to the Collateral or the institution of any litigation, arbitration, governmental investigation or administrative proceedings against or affecting the Collateral. Debtor will keep Collateral at the location(s) previously provided to Bank until such time as Bank provides written advance consent to a change of location. Debtor will bear the cost of preparing and filing any documents necessary to protect Bank's liens.

FINANCING STATEMENTS, CERTIFICATES OF TITLE, POWER OF ATTORNEY. No financing statement (other than any filed or approved by Bank) covering any Collateral is on file in any public filing office. Debtor authorizes the filing of one or more financing statements covering the Collateral in form satisfactory to Bank, and without Debtor's signature where authorized by law, agrees to deliver certificates of title on which Bank's lien has been indicated covering any Collateral subject to a certificate of title statute, and will pay all costs and expenses of filing or applying for the same or of filing this Security Agreement in all public filing offices, where filing is deemed by Bank to be desirable. Debtor hereby constitutes and appoints Bank the true and lawful attorney of Debtor with full power of substitution to take any and all appropriate action and to execute any and all documents, instruments or applications that may be necessary or desirable to accomplish the purpose and carry out the terms of this Security Agreement, including, without limitation, to ask, demand, collect, receive, receipt for, sue for, compound and give acquaintance for any and all amounts which may be or become due and payable under the Assigned Deposits; to execute any and all withdrawal requests, receipts or other orders for the payment of money drawn on the Assigned Deposits and to endorse the name of Bank on all instruments given in payment or in partial payment therefor. The foregoing power of attorney is coupled with an interest and shall be irrevocable until all of the Obligations have been paid in full. Neither Bank nor anyone acting on its behalf shall be liable for acts, omissions, errors in judgment, or mistakes in fact in such capacity as attorney-in-fact. Debtor ratifies all acts of Bank as attorney-in-fact. Debtor agrees to take such other actions, at Debtor's expense, as might be requested for the perfection, continuation and assignment, in whole or in part, of the security interests granted herein and to assure and preserve Bank's intended priority position. If certificates, passbooks, or other documentation or evidence is/are issued or outstanding as to any of the Collateral, Debtor will cause the security interests of Bank to be properly protected, including perfection by notation thereon or delivery thereof to Bank.

INSTRUMENTS, CHATTEL PAPER, DOCUMENTS. Any Collateral that is, or is evidenced by, instruments, chattel paper or negotiable documents will be properly assigned to and the originals of any such Collateral in tangible form deposited with and held by Bank, unless Bank shall hereafter otherwise direct or consent in writing. Bank may, without notice, before or after maturity of the Obligations, exercise any or all rights of collection, conversion, or exchange and other similar rights, privileges and options pertaining to such Collateral, but shall have no duty to do so.

WITHDRAWAL OF ASSIGNED DEPOSITS. Debtor shall not be permitted to withdraw funds from or exercise any authority of any kind with respect to the Assigned Deposits specifically identified above by account number. Bank shall have the exclusive authority to withdraw, or direct the withdrawal of, funds from said specifically identified Assigned Deposits. So long as this Agreement remains in effect, the Assigned Deposits will be titled as directed by Bank.

COLLATERAL DUTIES. Bank shall have no custodial or ministerial duties to perform with respect to Collateral pledged except as set forth herein; and by way of explanation and not by way of limitation, Bank shall incur no liability for any of the following: (i) loss or depreciation of Collateral (unless caused by its willful misconduct or gross negligence), (ii) failure to present any paper for payment or protest, to protest or give notice of nonpayment, or any other notice with respect to any paper or Collateral. Bank's sole duty with respect to the custody, safekeeping and physical preservation of any certificate, passbook, or other documentation evidencing the Assigned Deposits in its possession shall be to deal with it in the same manner as it deals with similar property for its own account. Neither Bank, nor any of its employees or agents shall be liable for failure to demand, collect, or realize upon any of the Assigned Deposits or for any delay in doing so.

TRANSFER OF COLLATERAL. Bank may assign its rights in Collateral or any part thereof to any assignee who shall thereupon become vested with all the powers and rights herein given to Bank with respect to the property so transferred and delivered, and Bank shall thereafter be forever relieved and fully discharged from any liability with respect to such property so transferred, but with respect to any property not so transferred, Bank shall retain all rights and powers hereby given.

INSPECTION, BOOKS AND RECORDS. Debtor will at all times keep accurate and complete records covering each item of Collateral, including the proceeds therefrom. Bank, or any of its agents, shall have the right, at intervals to be determined by Bank and without hindrance or delay, at Debtor's expense, to inspect, audit, and examine the Collateral during normal business hours and to make copies of and extracts from the books, records, journals, orders, receipts, correspondence and other data relating to Collateral, Debtor's business or any other transaction between the parties hereto. Debtor will at its expense furnish Bank copies thereof upon request. For the further security of Bank, it is agreed that Bank has and is hereby granted a security interest in all books and records of Debtor pertaining to the Collateral.

COMPLIANCE WITH LAW. Debtor will comply with all federal, state and local laws and regulations, applicable to it, including without limitation, laws and regulations relating to the environment, labor or economic sanctions, in the creation, use, operation, manufacture and storage of the Collateral and the conduct of its business.

REGULATION U. None of the proceeds of the credit secured hereby shall be used directly or indirectly for the purpose of purchasing or carrying any margin stock in violation of any of the provisions of Regulation U of the Board of Governors of the Federal Reserve System ("Regulation U"), or for the purpose of reducing or retiring any indebtedness which was originally incurred to purchase or carry margin stock or for any other purchase which might render the Loan a "Purpose Credit" within the meaning of Regulation U.

CROSS COLLATERALIZATION LIMITATION. As to any other existing or future consumer purpose loan made by Bank to Debtor, within the meaning of the Federal Consumer Credit Protection Act, Bank expressly waives any security interest granted herein in Collateral that Debtor uses as a principal dwelling and household goods.

ATTORNEYS' FEES AND OTHER COSTS OF COLLECTION. Debtor shall pay all of Bank's reasonable expenses actually incurred in enforcing this Security Agreement and in preserving and liquidating Collateral, including but not limited to, reasonable arbitration, paralegals', attorneys' and experts' fees and expenses, whether incurred with or without the commencement of a suit, trial, arbitration, or administrative proceeding, or in any appellate or bankruptcy proceeding.

DEFAULT. If any of the following occurs, a default ("Default") under this Security Agreement shall exist: **Loan Document Default.** A default under any Loan Document. **Collateral Loss or Destruction.** Any loss, theft, substantial damage, or destruction of Collateral not fully covered by insurance, or as to which insurance proceeds are not remitted to Bank within 30 days of the loss. **Collateral Sale, Lease or Encumbrance.** Any sale, lease, or encumbrance of any Collateral not specifically permitted herein without prior written consent of Bank. **Levy, Seizure or Attachment.** The making of any levy, seizure, or attachment on or of Collateral which is not removed within 10 days. **Unauthorized Collection of Collateral.** Any attempt to collect, cash in or otherwise recover deposits that are Collateral. **Unauthorized Termination.** Any attempt to terminate, revoke, rescind, modify, or violate the terms of this Security Agreement without the prior written consent of Bank.

REMEDIES ON DEFAULT (INCLUDING POWER OF SALE). If a Default occurs Bank shall have all the rights and remedies of a secured party under the Uniform Commercial Code. Without limitation thereto, Bank shall have the following rights and remedies: (i) to take immediate possession of Collateral, without notice or resort to legal process, and for such purpose, to enter upon any premises on which Collateral or any part thereof may be situated and to remove the same therefrom, or, at its option, to render Collateral unusable or dispose of said Collateral on Debtor's premises; (ii) to require Debtor to assemble the Collateral and make it available to Bank at a place to be designated by Bank; (iii) to exercise its right of set-off or bank lien as to any monies of Debtor deposited in accounts of any nature maintained by Debtor with Bank or affiliates of Bank, without advance notice, regardless of whether such accounts are general or special; (iv) to dispose of Collateral, as a unit or in parcels, separately or with any real property interests also securing the Obligations, in any county or place to be selected by Bank, at either private or public sale (at which public sale Bank may be the purchaser) with or without having the Collateral physically present at said sale; (v) to apply toward and set-off against and apply to the then unpaid balance of the Obligations the Assigned Deposits (accelerated to maturity if necessary), even if effecting such set-off results in a loss or reduction of interest or the imposition of a penalty applicable to the early withdrawal of time deposits; (vi) to receive any interest or payments in respect of the Assigned Deposits and apply such amounts and the Assigned Deposits to the Obligations in such manner as Bank, in its sole discretion, may determine.

Any notice of sale, disposition or other action by Bank required by law and sent to Debtor at Debtor's address shown above, or at such other address of Debtor as may from time to time be shown on the records of Bank, at least 5 days prior to such action, shall constitute reasonable notice to Debtor. Notice shall be deemed given or sent when mailed postage prepaid to Debtor's address as provided herein. Bank shall be entitled to apply the proceeds of any sale or other disposition of the Collateral, and the payments received by Bank with respect to any of the Collateral, to Obligations in such order and manner as Bank may determine. Collateral that is subject to rapid declines in value and is customarily sold in recognized markets may be disposed of by Bank in a recognized market for such collateral without providing notice of sale. Debtor waives any and all requirements that the Bank sell or dispose of all or any part of the Collateral at any particular time, regardless of whether Debtor has requested such sale or disposition.

REMEDIES ARE CUMULATIVE. No failure on the part of Bank to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Bank or any right, power or remedy hereunder preclude any other or further exercise thereof or the exercise of any right, power or remedy. The remedies herein provided are cumulative and are not exclusive of any remedies provided by law, in equity, or in other Loan Documents.

INDEMNIFICATION. Debtor shall protect, indemnify and save harmless Bank from and against all losses, liabilities, obligations, claims, damages, penalties, fines, causes of action, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) (collectively, "Damages") imposed upon, incurred by or asserted or assessed against Bank on account of or in connection with (i) the Loan Documents or any failure or alleged failure of Debtor to comply with any of the terms of, or the inaccuracy or breach of any representation in, the Loan Documents, (ii) the Collateral or any claim of loss or damage to the Collateral or any injury or claim of injury to, or death of, any person or property that may be occasioned by any cause whatsoever pertaining to the Collateral or the use, occupancy or operation thereof, (iii) any failure or alleged failure of Debtor to comply with any law, rule or regulation applicable to it or to the Collateral or the use, occupancy or operation of the Collateral (including, without limitation, the failure to pay any taxes, fees or other charges), (iv) any Damages whatsoever by reason of any alleged action, obligation or undertaking of Bank relating in any way to or any matter contemplated by the Loan Documents, or (v) any claim for brokerage fees or such other commissions relating to the Collateral or any other Obligations; provided that such indemnity shall be effective only to the extent of any Damages that may be sustained by Bank in excess of any net proceeds received by it from any insurance of Debtor (other than self-insurance) with respect to such Damages. Nothing contained herein shall require Debtor to indemnify Bank for any Damages resulting from Bank's gross negligence or its willful misconduct. The indemnity provided for herein shall survive payment of the Obligations and shall extend to the officers, directors, employees and duly authorized agents of Bank. In the event Bank incurs any Damages arising out of or in any way relating to the transaction contemplated by the Loan Documents (including any of the matters referred to in this section), the amounts of such Damages shall be added to the Obligations, shall bear interest, to the extent permitted by law, at the interest rate borne by the Obligations from the date incurred until paid and shall be payable on demand.

MISCELLANEOUS. (i) **Amendments and Waivers.** No waiver, amendment or modification of any provision of this Security Agreement shall be valid unless in writing and signed by Debtor and an officer of Bank. No waiver by Bank of any Default shall operate as a waiver of any other Default or of the same Default on a future occasion. (ii) **Assignment.** All rights of Bank hereunder are freely assignable, in whole or in part, and shall inure to the benefit of and be enforceable by Bank, its successors, assigns and affiliates. Debtor shall not assign its rights and interest hereunder without the prior written consent of Bank, and any attempt by Debtor to assign without Bank's prior written consent is null and void. Any assignment shall not release Debtor from the Obligations. This Security Agreement shall be binding upon Debtor, and the heirs, personal representatives, successors, and assigns of Debtor. (iii) **Applicable Law; Conflict Between Documents.** This Security Agreement shall be governed by and construed under the law of the jurisdiction named in the address of the Bank shown on the first page hereof (the "Jurisdiction") without regard to that Jurisdiction's conflict of laws principles, except to the extent that the UCC requires the application of the law of a different jurisdiction. If any terms of this Security Agreement conflict with the terms of any commitment letter or loan proposal, the terms of this Security Agreement shall control. (iv) **Jurisdiction.** Debtor irrevocably agrees to non-exclusive personal jurisdiction in the state identified as the Jurisdiction above. (v) **Severability.** If any provision of this Security Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective but only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Security Agreement. (vi) **Notices.** Any notices to Debtor shall be sufficiently given, if in writing and mailed or delivered to the address of Debtor shown above or such other address as provided hereunder; and to Bank, if in writing and mailed or delivered to Wachovia Bank, National Association, Mail

Code VA7628, P. O. Box 13327, Roanoke, VA 24040 or Wachovia Bank, National Association, Mail Code VA7628, 10 South Jefferson Street, Roanoke, VA 24011 or such other address as Bank may specify in writing from time to time. Notices to Bank must include the mail code. In the event that Debtor changes Debtor's mailing address at any time prior to the date the Obligations are paid in full, Debtor agrees to promptly give written notice of said change of address by registered or certified mail, return receipt requested, all charges prepaid. (vii) **Captions.** The captions contained herein are inserted for convenience only and shall not affect the meaning or interpretation of this Security Agreement or any provision hereof. The use of the plural shall also mean the singular, and vice versa. (viii) **Joint and Several Liability.** If more than one party has signed this Security Agreement, such parties are jointly and severally obligated hereunder. (ix) **Binding Contract.** Debtor by execution and Bank by acceptance of this Security Agreement, agree that each party is bound by all terms and provisions of this Security Agreement. **FINAL AGREEMENT.** This Agreement and the other Loan Documents represent the final agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. There are no unwritten oral agreements between the parties.

DEFINITIONS. Loan Documents. The term "Loan Documents" refers to all documents, including this Agreement, whether now or hereafter existing, executed in connection with or related to the Obligations, and may include, without limitation and whether executed by Debtor or others, commitment letters that survive closing, loan agreements, promissory notes, guaranty agreements, deposit or other similar agreements, other security agreements, letters of credit and applications for letters of credit, security instruments, financing statements, mortgage instruments, any renewals or modifications, whenever any of the foregoing are executed, but does not include swap agreements (as defined in 11 U.S.C. § 101, as in effect from time to time). **UCC.** "UCC" means the Uniform Commercial Code as presently and hereafter enacted in the Jurisdiction. **Terms defined in the UCC.** Any term used in this Agreement and in any financing statement filed in connection herewith which is defined in the UCC and not otherwise defined in this Agreement or any other Loan Document has the meaning given to the term in the UCC.

IN WITNESS WHEREOF, Debtor, on the day and year first written above, has caused this Security Agreement to be executed under seal.

National House Care, Inc

By: ____________________________________(SEAL)
Gary Krajecki, Chief Executive Officer

Tracking #: 1295990728
Facility ID 1295990728

WACHOVIA BANK – AUGUST 29, 2006

Account Number: 4401380510027587

Wachovia Bank, National Association
Business Equity Line of Credit Agreement

D 18th Business Day

Due 25

Date of Agreement: August 29, 2006

Maximum Credit Limit: $ 43800.00

Borrower(s)

NATIONAL HOUSE CARE INC

The Business Equity Line of Credit Agreement ("Agreement") contains the terms which apply to the Business Equity Line Account ("Account") with Wachovia Bank, National Association. The words "I," "me," and "my," which also mean "we," "us," and "our," if more than one Borrower, mean the person or persons signing this Agreement. The words "you," "your," and "yours" mean Wachovia Bank, National Association ("Wachovia Bank, N.A.")

PROMISE TO PAY. I promise to pay to the order of Wachovia Bank, N.A., such sums as may be advanced and outstanding from time to time with interest thereon as provided in this Agreement, as well as all costs and expenses for which I am, or any other party is, responsible under this Agreement. I agree to make payments on my Account in accordance with the terms of this Agreement. If there are multiple Borrowers, each is jointly and severally liable for the total amount due under this Agreement. This means you can require any Borrower to pay all amounts due under this Agreement, including Advances made to any Borrower. Each Borrower authorizes any other Borrower, on his or her signature alone, to cancel the Account, to request and receive Advances, and to do all other things necessary to carry out the terms of this Agreement. You may, but are not required to, release any Borrower from responsibility under this Agreement. If you release any Borrower from responsibility, all other Borrowers will remain liable.

USE OF PROCEEDS. I agree that I will use the proceeds of the Advances for commercial purposes, and not for personal, family or household purposes.

ACCESSING THE BUSINESS EQUITY LINE. Wachovia Bank, N.A. will establish an Account and issue to me Business Equity Line Checks. The Business Equity Line Checks can be used to obtain advances from my Account during the Draw Period, up to the amount of the Maximum Credit Limit established in this Agreement (each such borrowing is herein referred to as an "Advance"). I may also request Advances in person at any of your authorized locations. If I enroll in your On-Line Banking service and agree to the terms of your On-Line Agreement, I may use the On-Line Banking service to initiate electronic fund transfers from my Account to any deposit account I have designated for inclusion in the On-Line Banking service. I may also link my Wachovia Bank Demand Deposit Account ("DDA") debit card ("Debit Card") to access my Account at designated ATMs. A Debit Card can only be used to initiate transfers between the DDA Account associated with the Debit Card and this Account. No cash transactions are available through Debit Card ATM access. Wachovia Bank, N.A. will charge all Advances obtained under the terms of this Agreement to my Account. Advances made pursuant to Business Equity Line Checks will be for the amount of the Business Equity Line Check. Advances made pursuant to the use of a Debit Card will be for the amount of the Advance obtained with the Debit Card at any ATM or other outlet plus any fees charged by the ATM owner. Except for transactions covered by the Electronic Funds Transfer Act, I acknowledge and agree that when you act upon telephone instructions that you believe to be genuine, you do not accept responsibility for the authenticity of such telephone instructions. I further acknowledge and agree that you will not be liable for any loss, expense, or cost incurred as a result of any telephone request, including any fraudulent or unauthorized telephone request.

If I have a DDA with you, I may request you to provide overdraft protection for such DDA by authorizing you to link those accounts to this Account as described in this paragraph. Overdraft Advances obtained pursuant to such linking of a DDA account may be made in increments of $100.00. The overdraft protection feature works as follows: If the closing daily balance of available funds in the linked DDA account is less than $0.00, I hereby authorize and request you to make Advances to me under this Account, in increments of $100.00, in an amount sufficient to create a positive balance of available funds in the DDA (with such Advances subject in all events to the available Credit Limit of the Account and to all other terms and conditions of the DDA and this Agreement). Each Advance made to me under the overdraft protection linked arrangement will be treated for all purposes as a loan to me under this Agreement. The availability of Advances under this Agreement and the linked arrangement will expire when the Draw Period expires. I understand and agree that I may be charged a fee under the terms and conditions of my DDA upon the occurrence of any overdraft.

I agree that from time to time Wachovia Bank, N.A. may establish other means of obtaining Advances from my Account, as permitted by applicable law, and that my signature on this Agreement constitutes my request to receive such new services. I may reject or refuse such new services at the time they are offered. I understand that all such Advances made using such services will be governed by the terms of this Agreement.

I assume responsibility for security of all Account access devices and agree to indemnify you and hold you harmless from any claim, loss or expense (including reasonable attorney's fees) incurred in connection with any access check negotiated or access device used by any signers, whether with or without my express authorization, who you, in good faith, believe to be authorized to conduct such transactions.

If there is more than one person authorized to use the Account, we agree not to give you conflicting instructions, such as one of us telling you not to honor Advances requested by another.

I agree that any Business Equity Line Checks that you supply to me are your property and must be returned to you immediately upon demand if I am in default of this Agreement or my Advance privileges are terminated or suspended in accordance with the terms of this Agreement.

LIMITATIONS ON THE USE OF ACCESS DEVICES. You reserve the right not to honor requests for Advances in the following circumstances: (1) my Maximum Credit Limit has been or would be exceeded by honoring the request; (2) my Business Equity Line Check is post-dated; (3) my Business Equity Line Checks are reported lost or stolen; (4) my Account has been, or could be, terminated or suspended as provided in this Agreement if you honored the request; or (5) my access device is used by someone other than the Borrowers. If a post-dated check is paid, and as a result any other check is returned or not paid, you will not be responsible for any losses or damages I incur as a result.

If you pay any Advance requested under these conditions, I agree to repay you, subject to applicable laws, for the amount of the Advance. The Advance itself will be evidence of my debt to you together with this Agreement. Your liability, if any, for wrongful dishonor of an Advance is limited to my actual damages. Dishonor for any reasons as provided in this Agreement is not wrongful dishonor.

LOST ACCESS DEVICES. If I lose my Business Equity Line Checks or if someone is using them without my permission, I agree to let you know immediately. The fastest way to notify you is by calling you at 1-800-249-3869.

ATM ACCESS LIMITATIONS. Transactions conducted at ATMs are governed by the limitations of the individual ATM owners and may be subject to ATM fees and transaction limitations imposed by the ATM owner.

MAXIMUM CREDIT LIMIT. My Maximum Credit Limit is indicated above. I agree never to allow the Outstanding Balance due on my Account to exceed the Maximum Credit Limit. I also agree that you are not obligated to pay any Advance or other charge against my Account that would make my Outstanding Balance exceed my Maximum Credit Limit. I agree to immediately repay, upon demand, any Outstanding Balance that exceeds the Maximum Credit Limit established hereunder. Any increases in my Maximum Credit Limit I request will require that a new application be approved in accordance with your then applicable underwriting standards and I must sign any additional agreements that in your opinion are necessary to secure your interest.

DRAW PERIOD AND REPAYMENT PERIOD. Except as provided herein and unless terminated earlier in accordance with the terms of this Agreement, I may obtain Advances under the terms of this Agreement for twenty (20) years from the Date of Agreement ("Draw Period"). For Accounts secured by property located in Connecticut, the Draw Period is ten (10) years from the Date of Agreement. The Repayment Period begins upon expiration of the Draw Period and the length of the Repayment Period will depend on the Outstanding Balance at the end of the Draw Period and the amount of my payments during the Repayment Period.

OBLIGATION TO LEND. You are absolutely obligated under the terms of this Agreement to make Advances, provided the Outstanding Balance does not, in the aggregate, at any one time, exceed the amount indicated as the Maximum Credit Limit, and I agree to repay any Advances under the terms of this Agreement. Your obligation to make Advances to me under this Agreement ends when the right to obtain Advances terminates at the end of the Draw Period or when such Advance privileges are suspended or terminated in accordance with the terms of this Agreement.

INTEREST RATE. Interest shall accrue on the unpaid principal balance of each Advance from the date of such Advance at a per annum rate equal to the prime rate published in the "Money Rates" section of the Eastern edition of The Wall Street Journal (the "WSJ Prime Rate") plus a margin of 0.25 %, (the WSJ Prime Rate plus the margin being referred to as the "Interest Rate"). The Interest Rate for each billing cycle shall remain fixed for such billing cycle and shall be based on the WSJ Prime Rate published in The Wall Street Journal on the 25th day of the calendar month during which such billing cycle begins (the "Rate Reset Date"). If the Rate Reset Date for such billing cycle falls on a day when the WSJ Prime Rate is not published, the WSJ Prime Rate shall be the rate published on the last day prior to such Rate Reset Date on which such rate is published. In the event The Wall Street Journal discontinues publishing the WSJ Prime Rate, you shall select another index and provide prior notice of the name of the new index and in what publication the new index can be found. I acknowledge and agree that the WSJ Prime Rate is not represented or intended to be the lowest or most favorable rate offered by you to your borrowers.

MAXIMUM CHARGES. If the governing law which applies to this Agreement sets maximum loan charges and is finally interpreted so that the Interest and other charges collected or to be collected in connection with this Agreement, whether pursuant to this Agreement or any related document, exceed the permitted limits, then: (a) any such Interest or other charge shall be reduced by the amount necessary to reduce the Interest or other charge to the permitted limit and (b) any sums already collected from me which exceeded permitted limits will be refunded to me. You may choose to make this refund by reducing the Outstanding Balance I owe under this Agreement or by making a direct payment to me. If a refund reduces the Outstanding Balance, the reduction will be treated as a partial payment. I agree to notify you of any violation of any applicable usury law within 60 days of its occurrence, and you will have 60 days to correct such violation.

INTEREST AND FEE(S) COMPUTATION. Interest shall be calculated for each billing cycle by multiplying the average daily balance by the daily rate, and multiplying the result by the number of days in the billing cycle. The "average daily balance" for each billing cycle is the sum of the daily balances for each day during the billing cycle divided by the number of days in the billing cycle. The "daily balance" for each day during the billing cycle is the balance at the beginning of such day, plus any new Advances, minus any payments, credits and unpaid interest, late charges and other fees. The "daily rate" for each billing cycle is the Interest Rate for such billing cycle divided by 365 (or 366 for leap years).

DEFAULT RATE. In addition to all other rights contained in this Agreement, if a default in the payment of the Outstanding Balance occurs, and said default remains uncured for 60 days, the Outstanding Balance on this Account shall bear interest at the Interest Rate plus 3% ("Default Rate"), except if this Agreement is governed by the laws of the State of North Carolina, effective the first day of the billing cycle which begins after the 60th day after such default. If after the effective date of the Default Rate, the payment default is cured before demand for payment is made and there does not exist a payment default or any other default for 90 days, the Default Rate will be withdrawn and interest will accrue at the Interest Rate, effective the first day of the billing cycle which begins after the 90th day after such cure. In the event that demand for payment is made when there is no default in the payment of the Outstanding Balance, the Default Rate shall apply the first day of the first billing cycle which begins after the 60th day after demand for payment until the Outstanding Balance is paid in full.

OTHER CHARGES I agree to pay the following real estate closing and security filing charges, except for those Other Charges marked with an "X" which I request that you pay:

		"X" = Wachovia Bank, N.A. Pays Charge			"X" = Wachovia Bank, N.A. Pays Charge
Survey	$		Documentary Stamp Tax	$	
Title Examination	$		Georgia Mortgage Tax	$ 6.50	X
Title Insurance	$		Mortgage/Recording Tax	$	
Recording	$ 24.00	X	Mortgage/Recording Tax	$	
Appraisal	$ 75.00	X	Settlement Fee	$	
Flood Insurance Fee	$ 15.00	X	Miscellaneous	$	
Intangible Tax	$ 132.00	X	Miscellaneous	$	
Lien Protection Fee	$ 57.00	X	TOTAL	$ 309.50	

WACHOVIA BANK, N.A. FEES PAID $ 309.50 **BORROWER FEES PAID $**

☐ **CLOSING COST REPAYMENT OPTION.** (This option is only available if this Agreement is governed by Connecticut, Mississippi, New Jersey, Pennsylvania, or Washington, D.C. law). If checked, in consideration of your payment of the Other Charges indicated above, I agree to reimburse you for the Other Charges that you have paid on my behalf in the event I pay the entire Outstanding Balance and close this Account on or before one calendar year after the opening date of this Account. If I pay the entire Outstanding Balance and close this Account after one year, but on or before two calendar years after the opening date of this Account, I agree to reimburse you fifty percent (50%) of the amount of the Other Charges you paid for me. I understand that I may pay my entire Outstanding Balance at any time without having to reimburse you for the Other Charges as long as my Account remains open.

If this Agreement is governed by North Carolina or South Carolina law and if I choose to repay my account in full during the first twenty-four months (or "billing cycles") after the initial Advance, I will not be responsible for repaying the Other Charges paid by you.

☒ **WAIVER OF CLOSING COSTS.** (This option is only available if this Agreement is governed by Alabama, Georgia, Florida, Maryland, New York, or Virginia law). If checked, I understand and agree that you will waive all fees and charges normally required in connection with establishing my Account (herein referred to as "Closing Costs") provided that: (A) my Account remains open for at least two (2) years and (B) at all times during the period beginning with the date of this Agreement and ending with the first anniversary of the date of this Agreement, I maintain a minimum balance of $ 3000.00 on my Account. I must take Advance(s) for at least the stated minimum balance within thirty (30) days of the date of this Agreement. I must pay for property insurance and may be required to pay for flood insurance on the property that secures this Line of Credit. In addition, the waived Closing Costs do not include property taxes or hazard insurance premiums, which I understand I must pay according to the terms of this Agreement and the security instrument. The premiums for such insurance are not included in the Closing Costs. The total amount of my Closing Costs, without regard to those that are waived, is shown in the Other Charges section above.

If my Account does not remain open for at least two (2) years after the date of this Agreement, either because I cancel it or you terminate it as provided in the paragraph of this Agreement headed "Default/Termination," or if I do not maintain the applicable minimum outstanding principal balance on my Account at all times prior to the first anniversary of the date of this Agreement (unless the Outstanding Balance is reduced solely by my paying not more than the minimum monthly payment each month after the date of this Agreement), the Closing Costs previously waived will be charged to my Account as credit Advances at that time and will be subject to all provisions of this Agreement governing credit Advances.

The Closing Costs that are subject to waiver and to being charged back to my Account are identified in the paragraph of this Agreement headed "Other Charges" with an "X." The waived Closing Costs do not include property taxes or hazard insurance premiums, and I understand and agree that I must pay these charges as agreed. I may pay my Account balance in whole or in part at any time, and I may cancel my Account at any time. I understand and agree that if said payment or cancellation violates the conditions for waiver of Closing Costs, I will have to pay the Closing Costs that were waived when my Account was established.

STATEMENT. If I have an Outstanding Balance or a credit balance in excess of $1.00 or if there is any interest imposed during a billing cycle, you will send me a Statement. I promise to pay you in accordance with the terms of this Agreement in United States Dollars drawn on an institution located in the United States. I understand I am prohibited from using an Advance to make my payments on this Account. I agree to be responsible for any fees or costs associated with the processing of my payments on my Account should I use a method of payment that results in extra costs or fees being assessed to you.

PAYMENT SCHEDULE. During the Draw Period, if there is an Outstanding Balance, I agree to make a minimum monthly payment equal to the greater of the interest on the outstanding Advances plus accrued but unpaid Fees or $10.00.

A change in the Interest Rate can cause the balance to be repaid more quickly or more slowly. When rates decrease, less interest is due, so more of my payment repays the principal balance. When rates increase, more interest is due, so less of the payment repays the principal balance creating a larger Outstanding Balance at the end of the Draw Period.

Upon expiration of the Draw Period, I will make a minimum monthly payment of the greater of 2% of the Outstanding Balance shown on my Statement or $10.00 until the entire Outstanding Balance is paid in full. A change in the Interest Rate can cause the Outstanding Balance to be repaid more quickly or more slowly. When rates decrease, less interest is due, so more of the payment repays the principal balance. When rates increase, more interest is due, so less of the payment repays the principal balance, and I may have to make more payments during the Repayment Period.

If at any time, the Outstanding Balance is less than $10.00, the minimum monthly payment will be the Outstanding Balance.

For purposes of this Agreement, the term "Outstanding Balance" includes all unpaid Advances, accrued but unpaid interest and accrued but unpaid Fees permitted to be charged to my Account under the terms of this Agreement or the Security Instrument.

APPLICATION OF PAYMENTS. Unless otherwise prohibited by applicable law, payments will be applied in the following order: First, to the accrued but unpaid interest due and next to any Fees that that have been charged in accordance with the terms of this Agreement. The remainder of any payment will be applied to any unpaid Advances. I understand that making more than the minimum payment may not advance my next payment due date.

PAYMENT IN FULL. I AGREE THAT YOU MAY ACCEPT PAYMENTS MARKED "PAID IN FULL" WITHOUT ANY LOSS OF YOUR RIGHTS UNDER THIS AGREEMENT UNLESS I SEND THEM FOR SPECIAL HANDLING TO WACHOVIA BANK, N.A. EQUITY LINE SERVICES, VA 0343, PO BOX 13327, ROANOKE, VA 24040.

LATE FEE. I agree that any Late Fee imposed by you will be charged to my Account. If any payments are not timely made, I agree to pay to you a late charge as follows: 5% of each payment past due for 10 or more days, for Alabama, Connecticut, Florida, Mississippi, New Jersey, New York, and Pennsylvania. 5% of each payment past due for 15 or more days, for Georgia, Maryland, South Carolina and the District of Columbia; 4% of each payment past due for 15 or more days for North Carolina; and 5% of each payment past due for 8 or more days for Virginia. Such fee shall be due on the billing cycle payment date for the billing cycle during which such charge accrues. Acceptance by you of any late payment without an accompanying late charge shall not be deemed a waiver of your right to collect such late charge or to collect a late charge for any subsequent late payment received.

RETURN PAYMENT CHECKFEE. If I make a payment to my Account by check or draft and the check or draft is returned unpaid for any reason, I agree to pay a charge of $36.00 for each returned check or draft.

000193

STOP PAYMENT FEE. I agree to pay you a stop access check fee of $36 per occurrence for each access check written for which payment is stopped at my request. Such fee shall be due on the billing cycle payment date for the billing cycle during which such fee accrues.

OVERADVANCE FEE. I agree to pay an overadvance fee of $36 per billing cycle for each billing cycle during which the outstanding balance of Advances at any time exceeds my Maximum Credit Limit, regardless of the reason therefor. Such fee shall be due on the billing cycle payment date for the billing cycle for which such fee accrues.

RETURNED ACCESS CHECK FEE. I agree to pay you a returned access check fee of $36 per occurrence for each access check written that you return unpaid for any reason. Such fee shall be due on the billing cycle payment date for the billing cycle during which such fee accrues.

ADMINISTRATIVE/SERVICING FEES. I agree that, if after closing, I request other services related to servicing or administering my Account for which you have a scheduled charge, to the extent not prohibited by applicable law, I will pay you the then current fee for such services if you agree to perform such services. I will be notified of the amount of the fee at the time that such action is requested. I agree that any such fees will be charged to my Account.

AGREEMENT SECURED BY SECURITY INSTRUMENT. I acknowledge this Agreement is secured by a Security Instrument on real property (the "Property") described in the Security Instrument and dated the same date as this Agreement. The Security Instrument protects you from possible losses which might result if I do not keep the promises which I make in this Agreement. The Security Instrument describes how and under what conditions I may also be required to make immediate payment in full of all amounts I owe under this Agreement.

WAIVERS.

(A) **I waive my rights to you to do certain things.** Those things are: (1) to demand payment of amounts due (known as "presentment"); (2) to give notice that amounts due have not been paid (known as "notice of dishonor"); and (3) to obtain an official certification of non-payment (known as "protest").

(B) **Waiver of Interest in Credit Balance.** To the fullest extent permitted by law, I grant you the right to set off any credit balance that may exist when the Outstanding Balance becomes due against any debt or other obligation of mine due you or any affiliate, in order to pay said debts and I agree to waive any interest to such credit balance to the extent necessary to permit you to effect this right.

SUSPENSION AND/OR REDUCTION OF CREDIT LIMIT. I agree that you may prohibit additional Advances or reduce the Maximum Credit Limit when any of the following events shall occur:

(1) if the value of the Property that secures this Agreement declines significantly below the Property's appraised value during the time of this Agreement;

(2) if you reasonably believe I will be unable to fulfill the repayment obligations under this Agreement due to a material change in my financial circumstances;

(3) if I am in Default of any material obligations under this Agreement, such material obligations include, but are not limited to, all of my promises in this Agreement regarding the payment of money to you and the preservation of your rights in the Property;

(4) if action by a governmental body does not allow you to impose the Interest Rate currently applicable to this Agreement;

(5) if action by a governmental body adversely affects the priority of your Security Instrument to the extent that the value of the security interest is less than 120 percent of the amount of my Maximum Credit Limit;

(6) if you are notified by a governmental agency that regulates your lending activities that continuing Advances constitutes an unsafe and unsound practice;

(7) if during any period in which the Interest Rate corresponding to the daily rate reaches the maximum interest rate allowed under this Agreement. Provided I am in compliance with the other terms of this Agreement, I understand you will reinstate credit privileges if the Interest Rate declines below the maximum Interest Rate; or

(8) if I request that you suspend any Advance or reduce the Maximum Credit Limit.

REINSTATEMENT OF ADVANCE PRIVILEGES. Except as provided for in this Agreement, I understand that if my Advance privileges are suspended or my Maximum Credit Limit is reduced, it is my responsibility to request reinstatement of my Advance privileges that have been suspended. If I request reinstatement of my Advance Privileges, I further understand that I may be required to pay for an appraisal of the Property to determine if the value has changed.

If you suspend Advances or reduce the Maximum Credit Limit, I understand you will mail or deliver written notice of your action no later than three business days after the action and that such notice will contain the specific reason for the action.

DEFAULT/TERMINATION. I will be in Default if any of the following events shall occur:

(1) if I fail to make my payments when they are due;

(2) if I have engaged in fraud or material misrepresentation in connection with my Account;

(3) if my action or inaction adversely affects the Property or your rights in the Property or I am in breach of any term of the Security Instrument

(4) if I, or if I am a business entity, any owner, become involved in any bankruptcy or insolvency proceeding; or

(5) if any collateral securing this Agreement is used in violation of any law or regulation or if a judgment or lien is filed or levied against me or the collateral, or if the collateral is impaired or damaged, or if any collateral is sold or leased; or

(6) if I, or any affiliate, or if I am a business entity, any owner, fail(s) to perform any condition or keep any promise of this Agreement or any other agreement that I, or any affiliate, or if I am a business entity, any owner, have(has) with you or any of your affiliates, now or in the future; or

(7) if I am a business entity and materially change my capital structure or the way I do business, or I merge or consolidate with, or acquire, another business, or I sell a substantial part of my assets; or

(8) if you determine, in good faith, that the prospects for payment or performance of the obligations contained in this Agreement or any related document are impaired, or a material adverse change has occurred in my prospects, financial or otherwise.

(9) An event of default under any Guaranty Agreement or security instrument securing this Agreement shall also constitute an event of default under this Agreement.

If I am in Default under the terms of this Agreement, you may, at your option and in your sole discretion, take the following action:

(1) terminate my Advance privileges and demand the Outstanding Balance to be due and payable immediately in full in a single payment, with interest due on the Outstanding Balance at the Interest Rate as provided for in this Agreement until paid; or
(2) temporarily or permanently prohibit additional Advances or reduce the Maximum Credit Limit without demanding payment in full.

If you do not immediately terminate the Advance privileges and demand repayment of the Outstanding Balance, such action shall not constitute a waiver of your right to subsequently terminate the Account or demand repayment of the Outstanding Balance at a later time, if the event of Default still exists or another event of Default occurs at that time.

In the event of Default, if I do not immediately pay the Outstanding Balance and if this obligation is referred to an attorney-at-law for collection, who is not a salaried employee of you, to the extent not prohibited by applicable law, you will have the right to collect reasonable attorney fees along with court costs and expenses. Any Default of this Agreement will also constitute an event of Default of the Security Instrument securing my performance of the obligations set forth in this Agreement. Upon Default, you may proceed to enforce the terms of this Agreement or enforce any rights that you may have under the Security Instrument.

Further notwithstanding the foregoing, you may, at any time, whether or not a Default exists, in your sole discretion, upon written notice to me (a) terminate my right to obtain Advances as of the date specified in such notice, (b) demand immediate payment of all accrued but unpaid interest and (c) convert the Outstanding Balance of Advances to a term loan accruing interest at a fixed or floating rate of interest determined by you and stated in such notice, and payable in equal monthly installments of principal and interest, based on an amortization of 36 months (or such other number of months as is determined by you and stated in such notice) and a hypothetical fixed rate of interest determined by you. In any event, the Outstanding Balance of Advances and all accrued interest shall be due and payable on the maturity date stated in such notice. In the event that I do not agree to the repayment terms stated in such notice, the Outstanding Balance of Advances, plus accrued interest, shall be due and payable as of the date the first payment is due under the term loan. In the event that I make the first payment due under the term loan, such payment shall be conclusively deemed to be acceptance of the new repayment terms. Upon and after acceptance of the new repayment terms, as aforesaid, failure to make any payment in accordance with the new repayment terms, or failure to comply with any other term or condition of this Agreement, shall reinstate your right to make demand for the full Outstanding Balance of Advances, plus accrued interest at any time.

TERMINATION BY LESS THAN ALL BORROWERS. If one or more persons are liable under the terms of this Agreement and less than all of said persons request in writing that future Advances be terminated or temporarily suspended hereunder, you will block and otherwise suspend further Advance privileges. Upon receipt of such notice from one or all of us, you will provide written notice to all Borrowers that the Advance privileges have been suspended. I understand that said Advance privileges will not be reinstated by you until you receive a written request from all persons liable on this Account requesting reinstatement of the Advance privileges. I further agree that any request to grant reinstatement will be made at the sole discretion of you and in accordance with your policies in effect at the time such request is made.

I understand that during the time of any such suspension or termination I must continue to abide by the terms of the Agreement including, but not limited to the Payment Schedule.

VOLUNTARY TERMINATION. I can cancel my Account at any time by destroying all of my unused Business Equity Line Checks that may have been issued in connection with my Account and by sending you a signed letter requesting that you cancel my Account. I understand that my obligations under this Agreement and any changes made under it prior to cancellation will continue to apply until I have completely paid the Outstanding Balance on the Account.

REQUIRED PROPERTY AND FLOOD INSURANCE. I agree to purchase and to continue to maintain or cause to be purchased and maintained property insurance (and flood insurance if so required) on the secured Property in an amount not less than the entire Outstanding Balance for all prior and current obligations secured by the Property or in such an amount satisfactory to you. I understand required property and flood insurance may be purchased from anyone who is acceptable to you. I agree that in the event I fail to purchase or cause to be purchased required property and/or flood insurance you may purchase said insurance and add the amount of the premium to my then Outstanding Balance. I agree that you have an irrevocable power of attorney to file proofs of loss or other insurance claims and anything else to obtain insurance proceeds in my name.

ASSIGNMENT/TRANSFER OF ACCOUNT. I cannot transfer or assign my Account or this Agreement to any other person; however, I agree you can assign, pledge or transfer this Agreement.

CHANGE OF ADDRESS. I will advise you promptly if I change my mailing address or if the Property securing this Account is sold.

NOTICES. All written notices and statements from you to me will be considered given when placed in the United States mail, postage paid, and addressed to me at my current address as it appears in your records. If this is a joint Account, written notice to one person is notice to all persons.

REMOVAL OF SECURITY INTEREST. At any time when the Outstanding Balance secured by the Security Instrument is zero, you shall, at my written request, close the Account and execute a Satisfaction and provide me with a recorded copy. Absent my request, the Security Instrument will remain in full force and effect until the Repayment Period has expired and the Outstanding Balance is paid in full.

INFORMATION REPORTED TO CONSUMER REPORTING AGENCIES: Under the Fair Credit Reporting Act, I have the right to notify you if I believe you have reported inaccurate information about my Account to any Consumer Reporting Agency. Such notices should be sent in writing and include my complete name, current address, Social Security number, telephone number, Account number, type of Account, specific item in dispute and the reason why I believe the information reported is in error. I must send my notice to: Wachovia Bank, N.A., P.O. Box 3117, Winston-Salem, NC 27102.

GOVERNING LAW. I agree that this Agreement shall be governed by and interpreted entirely under the law of the State where the Property securing this Agreement is located and applicable federal law.

SAVINGS AND COMPLIANCE. It is the intention of each of us to comply with applicable law. In each and every instance, our rights shall be limited by applicable law (to the extent such laws may not be effectively waived), construed so as to comply with such laws, and our rights may not be exercised except to the extent permitted by applicable law. No part of this Agreement, nor any charge or receipt by you, is supposed to permit you to impose interest or other amounts in excess of lawful amounts. If an excess occurs, you will apply it as a credit or otherwise refund it and the rate or amount involved will automatically be reduced to the maximum lawful rate or amount. To the extent permitted by law, for

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purposes of determining your compliance with law, you may calculate charges by amortizing, prorating, allocating and spreading any such charges.

ARBITRATION. For purposes of this Arbitration section, "I," "me," and "my" refer to the Borrower(s), and to the extent applicable any Guarantors, Sureties, Co-Signers, and Endorsers. You and I (the "Parties") agree that any claim or dispute ("Claim") arising out of or relating to this Agreement shall, at the election of either you or me, be resolved by binding arbitration. This includes, without limitation, Claims: (1) under local, state or federal law whether based on a constitution, statute or regulation, in contract, tort or otherwise, and whether for money damages, penalties, or declaratory or equitable relief; (2) relating to the validity, enforceability, interpretation, or scope of this arbitration provision; (3) between the Parties, or between a Party and another Party's employee, agent, parent, subsidiary, affiliate, licensee, successor, assign, or heir; (4) relating to any phase of this loan transaction including any subsequent modification, extension or renewal of this Agreement; or (5) relating to the interpretation, performance or breach of any provision of this Agreement or any other document prepared or submitted for this loan transaction, the sale and/or financing of any ancillary products or services, or to the conduct of any Party to this loan transaction.

Whoever first demands arbitration shall choose one of the following to administer the arbitration: (1) the National Arbitration Forum, or its successor, under its applicable rules in effect at the time the Claim is filed which may be obtained by mail from The National Arbitration Forum, P.O. Box 50191, Minneapolis, MN 55405-0191, or on the Internet at: http://www.arb-forum.com; or (2) the American Arbitration Association, or its successor, under its applicable rules in effect at the time the Claim is filed, which may be obtained by mail from the American Arbitration Association, Attn: Customer Service Department, 335 Madison Ave., 10th Floor, NY, NY 10017-4605 or on the Internet at http://www.adr.org. In the event that the selected arbitration entity is unwilling or unable to serve, the remaining arbitration entity from the list above shall administer the arbitration. If there is a conflict between the rules of the arbitrator and the terms of this arbitration provision, this arbitration provision shall govern.

Arbitration fees (including, for example, filing fees, administrative fees, and arbitrator fees, but excluding attorney or advisor fees) will be shared equally by the Parties, or as awarded by the arbitrator. Nothing in this arbitration provision shall prevent me from requesting that the applicable arbitration entity reduce or waive my fees, or that you voluntarily pay an additional share of said fees, based upon my financial circumstances or the nature of my claim.

The arbitration hearing shall be conducted in the federal judicial district in which I reside, or if I am a business entity (other than a sole proprietorship, in which my chief executive office is located. The Parties acknowledge that this arbitration agreement is made pursuant to a transaction involving interstate commerce, and shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 *et. seq.* ("FAA"). Judgment upon any arbitration award may be entered in any court having jurisdiction. The arbitrator shall follow existing substantive law to the extent consistent with the FAA and applicable statute of limitations and shall honor any claims or privileges recognized by law. Any ruling shall be final and binding on the Parties, except that in the event that the arbitrator's award for a Party is $0.00, or against a Party is in excess of $100,000.00, or includes an award of injunctive relief against a Party, that Party may request a new arbitration with the same arbitration entity by a new three arbitrator panel. The appealing Party requesting the new arbitration shall be responsible for the new arbitration's fees and costs, subject to a final determination by the arbitrators of a fair apportionment. If any Party requests, the arbitrators shall write an opinion containing specific findings of fact and conclusions of law.

Nothing in this Arbitration section shall be construed to prevent the use of bankruptcy, repossession, replevin, judicial or non-judicial foreclosure, set-off, attachment, garnishment or sequestration or any other prejudgment or provisional remedy that any Party may have under state or federal law. Neither Party waives the right to arbitrate by exercising any such remedies, filing suit, or seeking or obtaining provisional remedies from a court.

All Claims will be arbitrated on an individual basis. No Party will participate as a representative or member of any class of claimants with respect to any Claim. Nothing in this Agreement shall be construed to authorize an arbitrator to consider or conduct class action arbitration. Unless the Parties otherwise agree in writing, only the parties to the loan transaction can be joined to the arbitration, and only claims or disputes that arise out of, or relate to, the loan transaction can be consolidated with the arbitration. This paragraph is referred to below as the "Class Waiver" provision.

If any provision of this Arbitration section, other than the Class Waiver provision, is found to be unenforceable or invalid, that provision shall be severed and the remaining provisions shall be enforceable without regard to such invalidity or unenforceability. If the Class Waiver provision is found to be unenforceable or invalid, this entire Arbitration section shall be unenforceable and invalid.

This arbitration provision limits the Parties rights, including the right to go to court or to have a trial by judge or jury. **THE PARTIES VOLUNTARILY AND KNOWINGLY WAIVE ANY RIGHT THEY HAVE TO A TRIAL BY JURY OR JUDGE. I SHOULD SEEK INDEPENDENT ADVICE BEFORE SIGNING THIS AGREEMENT IF I DO NOT UNDERSTAND ANY TERMS OF THIS ARBITRATION PROVISION OR THE COSTS, ADVANTAGES, OR DISADVANTAGES OF ARBITRATION. BY SIGNING THIS AGREEMENT I ACKNOWLEDGE THAT I HAVE READ, UNDERSTAND, AND AGREE TO BE BOUND BY THE TERMS OF THIS ARBITRATION SECTION.**

OTHER PROVISIONS. Each of us who signed this Agreement is individually and jointly obligated for all payments due under this Agreement. If you request, I will give you any information needed to reevaluate my Account or my creditworthiness. You may, at any time, seek information about my financial condition from others including but not limited to obtaining a consumer report from a Consumer Reporting Agency. You may use the information obtained from a Consumer Reporting Agency to market additional products or services to me. If any part of this Agreement is not valid, all other parts will remain enforceable. I understand I should consult a tax advisor regarding the deductibility of interest and charges for my Account. Any person who takes over my rights or obligations under this Agreement by operation of law will have all of my rights and must keep all of my promises made in this Agreement. **THIS AGREEMENT AND THE OTHER RELATED DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.** This Agreement may not be supplemented or modified except in writing signed by you. You may modify this Agreement from time to time by written notice to me. This Agreement benefits you, your successors and assigns, and binds me and my heirs, personal representatives and assigns. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such determination shall not affect the enforceability of the remaining provisions of this Agreement. Headings are for convenience of reference only and shall not affect the construction of this Agreement or any other document associated with this Agreement. If I am not an individual, I represent that I am a corporation, general partnership, limited partnership, limited liability company or other legal entity, duly organized, validly existing and in good standing under the laws of the state of organization, and I am authorized to do business in each other jurisdiction where

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my ownership of property or conduct of business legally requires such authorization; I have the power and authority to own my property and assets and carry on my business as now being conducted and contemplated; and I have the power and authority to execute, deliver and perform, and I have taken all necessary action to authorize the execution, delivery and performance of this Agreement and all related documents. Except as prohibited by law, I grant to you a security interest in all of my accounts with you or any of your affiliates. I agree to promptly pay all documentary, intangible recordation and/or similar taxes or charges arising from time to time.

LIMITATION ON LIABILITY; WAIVER OF PUNITIVE DAMAGES. EACH OF THE PARTIES, INCLUDING YOU BY ACCEPTANCE OF THIS AGREEMENT, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN THE PARTIES THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS AGREEMENT OR ANY RELATED DOCUMENTS OR ANY OTHER AGREEMENT OR DOCUMENT BETWEEN THE PARTIES OR THE OBLIGATIONS EVIDENCED BY THIS AGREEMENT OR RELATED TO THIS AGREEMENT, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE.

USA PATRIOT ACT NOTICE. To help fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For purposes of this section, account shall be understood to include loan accounts.

[FOR CONNECTICUT] CONNECTICUT PREJUDGMENT REMEDY WAIVER. I AND EACH OTHER SIGNER AND ENDORSER OF THIS AGREEMENT ACKNOWLEDGES THAT THE TRANSACTIONS REPRESENTED BY THIS AGREEMENT ARE COMMERCIAL TRANSACTIONS AND HEREBY VOLUNTARILY AND KNOWINGLY WAIVES ANY RIGHTS TO NOTICE OF AND HEARING ON PREJUDGMENT REMEDIES UNDER CHAPTER 903A OF THE CONNECTICUT GENERAL STATUTES OR OTHER STATUTES AFFECTING PREJUDGMENT REMEDIES, AND AUTHORIZES YOUR ATTORNEY TO ISSUE A WRIT FOR A PREJUDGMENT REMEDY WITHOUT COURT ORDER, PROVIDED THE COMPLAINT SHALL SET FORTH A COPY OF THIS WAIVER.

DOCUMENTARY TAX. For loans secured by real property located in Florida, the state documentary tax due on this Agreement has been paid on the Security Instrument securing this indebtedness.

CAUTION - IT IS IMPORTANT THAT I READ ALL PAGES OF THIS AGREEMENT BEFORE I SIGN IT. DO NOT SIGN THIS AGREEMENT IF IT CONTAINS ANY BLANK SPACES.

By signing below, I agree to all of the above terms and acknowledge that I received a completed copy of this Agreement.

____
Borrower

____
Borrower

____
Borrower

____
Borrower

[IF BORROWER IS NOT AN INDIVIDUAL, USE THE FOLLOWING SIGNATURE BLOCK]

NATIONAL HOUSE CARE INC ____________ [SEAL]
Borrower

By: ______________________________
Name: ______________________________
Title: ______________________________

By: ______________________________
Name: ______________________________
Title: ______________________________

FOR OFFICE USE ONLY

Endorsement.
Pay to the Order of ______________________________

Without Recourse
Wachovia Bank, National Association

By: ______________________________
Name: ______________________________
Title: ______________________________

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Prepared By/Return To:
BARBARA BLACKWELL
Wachovia Bank, National Association
Retail Credit Servicing
P.O. Box 50010
Roanoke, VA 24022

OPEN-END DEED TO SECURE DEBT

THIS DEED is made this day of 29 August, 2006, among MICHAEL SKRIPKO

(herein "Grantor") and Wachovia Bank, National Association, a national banking association organized and existing under the laws of the United States of America, whose address is Wachovia Bank, National Association, 301 South College Street, VA 0343, Charlotte, North Carolina 28288-0343 (herein "Lender" or "Grantee").

The Lender has made a loan to NATIONAL HOUSE CARE INC (herein "Borrower"), the maximum indebtedness at any one time shall not exceed U.S.$ 43800.00 which loan is an open-end line of credit as evidenced by Borrower's Business Equity Line of Credit Agreement dated 08/29/06 and extensions, modifications and renewals thereof (herein "Note") which provides for obligatory advances of all or part of the loan proceeds from time to time, subject to provisions in the Note. The entire indebtedness evidenced by the Note, if not sooner paid, will be due and payable on 08/28/46.

THIS DEED TO SECURE DEBT secures a Note that provides for changes in the interest rate, as more particularly described in said Note. In case of a conflict between the Note and this Deed governing the terms of the remedies of default or termination of advances, the terms of the Note shall control.

TO SECURE to Lender the repayment of the indebtedness evidenced by the Note, with interest thereon; the payment of all other sums, with interest thereon, advanced in accordance herewith to protect the security of this Deed and the payment of any other or future indebtedness of Borrower to Lender; and the performance of the covenants and agreements of Grantor herein contained, Grantor does hereby grant and convey to Lender and Lender's successors and assigns with power of sale the following described Property located in the County of COBB, State of Georgia:

which has the address of 2540 ALVECOT CR
SMYRNA GA 30080
(herein "Property Address");

TOGETHER with all the improvements now or hereafter erected on the Property, and all easements, rights, appurtenances and rents, all of which shall be deemed to be and remain a part of the Property covered by this Deed; and all of the foregoing, together with said Property (or the leasehold estate if this Deed is on a leasehold) are hereinafter referred to as the "Property."

Any rider ("Rider") attached hereto and executed of even date is incorporated herein and the covenants and agreements of the Rider shall amend and supplement the covenants and agreements of this Deed, as if the Rider were a part hereof.

Grantor covenants that Grantor is lawfully seized of the estate hereby conveyed and has the right to grant and convey the Property, and that the Property is unencumbered, except for encumbrances of record. Grantor covenants that Grantor warrants and will defend generally the title to the Property against all claims and demands, subject to encumbrances of record.

UNIFORM COVENANTS. Borrower, Grantor, and Lender covenant and agree as follows:

1. **Obligation to Lend.** Lender is absolutely obligated under the terms of the Note to make advances not to exceed, at any one time in the aggregate, the amount stated in the Note and Borrower has agreed to repay any advances under the terms of the Note. Lender's absolute obligation to make advances to Borrower under the Note ends when Lender terminates the right to make advances and demands repayment of the outstanding obligation or prohibits additional extensions of credit under the Note or this Deed. Nevertheless, Lender may waive the right to terminate or prohibit additional advances. If Lender does not terminate or prohibit additional advances, Lender remains obligated to make advances to Borrower under the terms of the Note. However, that waiver does not bind Lender if the same or a different event occurs or is continuing at a later time.

2. **Payment of Principal and Interest.** Borrower shall promptly pay when due the principal and interest indebtedness evidenced by the Note and late charges as provided in the Note. This Deed secures payment of said Note according to its terms, which are incorporated herein by reference.

3. **Prior Deeds to Secure Debt, Mortgages and Deeds of Trust; Charges; Liens.** Grantor shall perform all of Grantor's obligations, under any security deed, mortgage, deed of trust or other security agreement with a lien which has priority over this Deed, including Grantor's covenants to make payments when due. Grantor shall pay or cause to be paid all taxes, assessments and other charges, fines and impositions attributable to the Property which may attain a priority over this Deed, and leasehold payments or ground rents, if any.

4. **Hazard Insurance.** a) Grantor shall keep the improvements now existing or hereafter erected on the Property insured against loss by fire, hazards included within the term "extended coverage," and any other hazards, including but not limited to floods, for which Lender requires insurance. This insurance shall be maintained in the amounts and for the periods that Lender requires. The insurance carrier providing the insurance shall be chosen by Grantor subject to Lender's approval which shall not be unreasonably withheld. If Grantor fails to maintain coverage described above, Lender may, at Lender's option, obtain coverage to protect Lender's rights in the Property in accordance with section 6.

b) All insurance policies and renewals shall be acceptable to Lender and shall include a standard mortgagee clause. Lender shall have the right to hold the policies and renewals. If Lender requires, Grantor shall promptly give to Lender all receipts of paid premiums and renewal notices. In the event of loss, Grantor shall give prompt notice to the insurance carrier and Lender. Lender may make proof of loss if not made promptly by Grantor.

c) Unless Lender and Grantor otherwise agree in writing, insurance proceeds shall be applied to restoration or repair of the Property damaged, if the restoration or repair is economically feasible and Lender's security is not lessened. If the restoration or repair is not economically feasible or Lender's security would be lessened, the insurance proceeds shall be applied to the sums secured by this Deed, whether or not then due, with any excess paid to Grantor. If Grantor abandons the Property or does not answer within 30 days a notice from Lender that the insurance carrier has offered to settle a claim, then Lender may collect the insurance proceeds. Lender may use the proceeds to repair or restore the Property or to pay sums secured by this Deed, whether or not then due. The 30-day period will begin when the notice is given.

d) Except as provided in subsection 4(e) below, should partial or complete destruction or damage occur to the Property, Grantor hereby agrees that any and all instruments evidencing insurance proceeds received by Lender as a result of said damage or destruction, shall be placed in a non-interest bearing escrow account with Lender. At Lender's discretion, Lender may release some or all of the proceeds from escrow after Grantor presents Lender with a receipt(s), invoice(s), written estimates(s) or other document(s) acceptable to Lender which relates to the repair and/or improvements of the Property necessary as a result of said damage and/or destruction. Absent an agreement to the contrary, Lender shall not be required to pay Grantor any interest on the proceeds held in the escrow account. Any amounts remaining in the account after all repairs and/or improvements have been made to Lender's satisfaction, shall be applied to the sums secured by this Deed. Grantor further agrees to cooperate with Lender by endorsing all checks, drafts and/or other instruments evidencing insurance proceeds and any necessary documents. Should Grantor fail to provide any required endorsement and/or execution within 30 days after Lender sends Grantor notice that Lender has received an instrument evidencing insurance proceeds, or document(s) requiring Grantor's signature, Grantor hereby authorizes Lender to endorse said instrument and/or document(s) on Grantor's behalf, and collect and apply said proceeds at Lender's option, either to restoration or repair of the Property or to sums secured by this Deed. It is not the intention of either party that this escrow provision, and/or Lender's endorsement or execution of an instrument(s) and/or document(s) on behalf of Grantor creates a fiduciary or agency relationship between Lender and Grantor.

e) Unless Lender and Grantor otherwise agree in writing, any application of proceeds to principal shall not extend or postpone the due date of the monthly payments referred to in section 2 or change the amount of the payments. If under section 16 the Property is acquired by Lender, Grantor's right to any insurance policies and proceeds resulting from damage to the Property prior to the acquisition shall pass to Lender to the extent of the sums secured by this Deed.

5. **Preservation and Maintenance of Property; Leaseholds; Condominiums; Planned Unit Developments.** Grantor shall keep the Property in good repair and shall not commit waste or permit

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impairment or deterioration of the Property and shall comply with the provisions of any lease if this Deed is on a leasehold. If this Deed is on a unit in a condominium or a planned unit development, Grantor shall perform all of Grantor's obligations under the Declaration of covenants creating or governing the condominium or planned unit development, the by-laws and regulations of the condominium or planned unit development, and constituent documents.

6. Protection of Lender's Security. If Grantor fails to perform the covenants and agreements contained in this Deed, or if any action or proceeding is commenced which materially affects Lender's interest in the Property, including, but not limited to, eminent domain, insolvency, code enforcement, or arrangements or proceedings involving a bankrupt or decedent, then Lender, at Lender's option, upon notice to Grantor, may make such appearances, disburse such sums and take such action as is necessary to protect Lender's interest in the Property, including but not limited to, disbursement of taxes, assessments, insurance premiums, cost of repairs, costs and reasonable attorney's fees and entry upon the Property to make repairs. If Lender required mortgage insurance as a condition of making the loan secured by this Deed, Borrower shall pay the premiums required to maintain such insurance in effect until such time as the requirement for such insurance terminates in accordance with Borrower's and Lender's written agreement or applicable law. Borrower shall pay the amount of all mortgage insurance premiums in the manner provided under section 4 hereof.

Any amounts disbursed by Lender pursuant to this section 6 or advances to the prior security deed holder, with interest thereon from the date of disbursal, shall become additional indebtedness of Borrower secured by this Deed repayable upon demand. Unless Borrower and Lender agree to other terms of payment, such amounts shall be payable upon notice from Lender to Borrower requesting payment thereof and shall bear interest from the date of disbursement at the rate payable from time to time on outstanding principal under the Note unless payment of interest at such rate would be contrary to applicable law, in which event such amounts shall bear interest at the highest rate permissible under applicable law. Nothing contained in this section 6 shall require Lender to incur any expense or take any action hereunder.

7. Inspection. Lender may make or cause to be made reasonable entries upon and inspections of the Property, provided that Lender shall give Grantor notice prior to any such inspection specifying reasonable cause therefore related to Lender's interest in the Property.

8. Condemnation. The proceeds of any award or claim for damages, direct or consequential, in connection with any condemnation or other taking of the Property, or part thereof, or for conveyance in lieu of condemnation, are hereby assigned and shall be paid to Lender subject to the terms of any mortgage, deed of trust or other security agreement with a lien which has priority over this Deed.

9. Borrower and Grantor Not Released; Forbearance By Lender Not a Waiver. Borrower shall remain liable for full payment of the principal and interest on the Note (or any advancement or obligation) secured hereby, notwithstanding any of the following: (a) the sale of all or a part of the premises; (b) the assumption by another party of Borrower or Grantor's obligations hereunder; (c) the forbearance or extension of time for payment or performance of any obligation hereunder, whether granted to Borrower, Grantor, or a subsequent owner of the Property; and (d) the release of all or any part of the premises securing said obligations or the release of any party who assumes payment of the same. None of the foregoing shall in any way affect the full force and effect of the lien of this Deed or impair Lender's right to a deficiency judgment (in the event of foreclosure) against Borrower to the extent permitted by applicable law. Any forbearance by Lender in exercising any right or remedy hereunder, or otherwise afforded by applicable law, shall not be a waiver of or preclude the exercise of any such right or remedy.

10. Successors and Assigns Bound; Joint and Several Liability; Non-obligor Signers. The covenants and agreements herein contained shall bind, and the rights hereunder shall inure to, the respective successors and assigns of Lender and Borrower, subject to the provisions of section 15 hereof. All covenants and agreements of Grantor shall be joint and several. Any Grantor who signs this Deed, but does not execute the Note: (a) is not personally liable on the Note; and (b) agrees that Lender and Borrower hereunder may agree to extend, modify, forbear, or make any other accommodations with regard to the terms of the Note without such signer's consent and without releasing such signer or modifying this Deed as to such signer's interest in the Property.

11. Notice. Except for any notice required under applicable law to be given in another manner, (a) any notice to Grantor provided for in this Deed shall be given by delivering it or by mailing such notice by first class mail addressed to Grantor or the current owner at the Property Address or at such other address as Grantor may designate in writing by notice to Lender as provided herein, and any other persons personally liable on the Note as their names and addresses appear in Lender's records at the time of giving notice and (b) any notice to Lender shall be given by first class mail to Lender's address at Wachovia Bank, National Association, Retail Credit Servicing, P.O. Box 50010, Roanoke, VA 24022 or to such other address as Lender may designate by notice to Grantor as provided herein. Any notice provided for in this Deed shall be deemed to have been given to Grantor or Lender when given in the manner designated herein.

12. Governing Law; Severability. The state and local laws applicable to this Deed shall be the laws of the jurisdiction in which the Property is located. The foregoing sentence shall not limit the applicability of federal law to this Deed. In the event that any provision or clause of this Deed or the Note conflicts with applicable law, such conflicts shall not affect other provisions of this Deed or the Note which can be given effect without the conflicting provision, and to this end the provisions of this Deed and the Note are declared to be severable. As used herein "costs," "expenses" and "attorneys' fees" include all sums to

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the extent not prohibited by applicable law or limited herein.

13. Borrower and Grantor's Copy. Borrower and shall be furnished a conformed copy of this Deed and Rider(s) at the time of execution or after recordation hereof.

14. Rehabilitation Loan Agreement. Grantor shall fulfill all of Grantor's obligations under any home rehabilitation, improvement, repair, or other loan agreement which Grantor enters into with Lender. Lender, at Lender's option, may require Grantor to execute and deliver to Lender, in a form acceptable to Lender, an assignment of any rights, claims or defenses which Grantor may have against parties who supply labor, materials or services in connection with improvements made to the Property.

15. Transfer of the Property or a Beneficial Interest in Grantor, Assumption. If all or any part of the Property or any interest in it is sold or transferred (or if a beneficial interest in Grantor is sold or transferred and Grantor is not a natural person) without Lender's prior written consent, Lender may, at Lender's option, for any reason, declare all the sums secured by this Deed to be immediately due and payable. However, this option shall not be exercised by Lender if exercise is prohibited by federal law as of the date of this Deed.

If Lender exercises this option, Lender shall give Borrower and Grantor notice of acceleration. The notice shall provide a period of not less than 30 days from the date the notice is delivered or mailed within which Borrower must pay all sums secured by this Deed. If Borrower or Grantor fails to pay in full these sums prior to the expiration of this period, Lender may invoke any remedies permitted by this Deed without further notice or demand on Borrower or Grantor.

This Deed may not be assumed by a purchaser without the Lender's consent. If an assumption is allowed, Lender may charge an assumption fee and require the person(s) assuming the loan to pay additional charges as authorized by law.

NON-UNIFORM COVENANTS. Borrower, Grantor, and Lender further covenant and agree as follows:

16. Acceleration; Remedies. Upon Grantor's breach of any covenant or agreement in this Deed, including the Borrower's obligation to pay when due any sums under the Note secured by this Deed or Grantor's obligation to pay any sums due under any prior security deed, mortgage, deed of trust or other security agreement with a lien which has priority over this Deed, Lender, at Lender's option, may declare all of the sums secured by this Deed to be immediately due and payable without demand or notice and may invoke the power of sale, and any other remedies permitted by applicable law. Lender shall be entitled to collect in such proceeding all expenses of foreclosure, including, but not limited to, attorneys' fees equal to fifteen percent (15%) of the outstanding balance and all accrued interest thereon, and costs of documentary evidence, abstracts and title reports.

If Lender invokes the power of sale, Lender shall give to Borrower and Grantor notice of sale in the manner prescribed by applicable law. Lender shall give public notice of sale by advertisement, in accordance with applicable law. Lender, without demand on Borrower or Grantor, shall sell the Property at public auction to the highest bidder for cash at the time and place under the terms designated in the notice of sale in one or more parcels and in such order as Lender may determine. Lender or Lender's designee may purchase the Property at any sale.

Lender shall deliver to the purchaser Lender's deed conveying the Property so sold with special warranty of title. The recitals in Lender's deed shall be prima facie evidence of the truth of the statements made therein. Lender shall apply the proceeds of the sale in the following order: (a) to all reasonable costs and expenses of the sale, including, but not limited to attorneys' fees equal to fifteen percent (15%) of the outstanding balance and all accrued interest and costs of title evidence; (b) to the discharge of all taxes, levies and assessments on the Property, if any, as provided by applicable law; (c) to all sums secured by this Deed; and (d) the excess, if any, to the person or persons legally entitled thereto. Lender shall not be required to take possession of the Property prior to the sale thereof or to deliver possession of the Property to the purchaser at such sale.

If the property is sold pursuant to this section, Borrower, Grantor, or any person holding possession of the Property through Grantor shall immediately surrender possession of the Property to the purchaser at such sale. If possession is not surrendered, Grantor or such person shall be a tenant holding over and may be dispossessed in accordance with applicable law.

17. Assignment of Surplus Proceeds; Rents; Appointment of Receiver. As additional security hereunder, Grantor hereby assigns to Lender all surplus funds which may come into the hands of the holder of any prior security deed, mortgage or deed of trust upon foreclosure of the same, hereby directing that all surplus proceeds be paid over to Lender.

As additional security hereunder, Grantor hereby assigns to Lender the rents of the Property, provided that so long as Grantor is not in default hereunder, Grantor shall, prior to acceleration under section 16 hereof or abandonment of the Property, have the right to collect and retain such rents as they become due and payable.

Upon acceleration under section 16 hereof or abandonment of the Property, Lender shall be entitled to have a receiver appointed by a court to enter upon, take possession of and manage the Property and to collect the rents of the Property including those past due. All rents collected by the receiver shall be applied first to payment of the costs of management of the Property and collection of rents, including, but

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not limited to receiver's fees, premiums on receiver's bonds and attorneys' fees equal to fifteen percent (15%) of the outstanding balance and all accrued interest, and then to the sums secured by this Deed. The receiver shall be liable to account only for those rents actually received.

18. Loan Charges. If the loan secured by this Deed is subject to a law which sets maximum loan charges, and that law is finally interpreted so that the interest or other loan charges collected or to be collected in connection with the loan exceed permitted limits, then: (a) any such loan charge shall be reduced by the amount necessary to reduce the charge to the permitted limit and (b) any sums already collected from Borrower which exceeded permitted limits will be refunded to Borrower. Lender may choose to make this refund by reducing the principal owed under the Note or by mailing a direct payment to Borrower. If a refund reduces principal, the reduction will be treated as a partial prepayment under the Note.

19. Legislation. If, after the date hereof, enactment or expiration of applicable laws have the effect either of rendering the provisions of the Note, this Deed or any Rider, unenforceable according to their terms, or all or any part of the sums secured hereby uncollectible, as otherwise provided in this Deed or the Note, or of diminishing the value of Lender's security, then Lender, at Lender's option, may declare all sums secured by the Deed to be immediately due and payable.

20. Release. When the balance of all outstanding sums including finance charges and other charges, if any, secured by this Deed is zero, Lender shall upon request of Borrower, release this Deed. Borrower will pay all recordation costs, if any. Absent a request from Borrower, this Deed shall remain in full force and effect for the term set forth above. Lender, at Lender's option, may allow a partial release of the Property on terms acceptable to Lender and Lender may charge a release fee.

21. Waiver of Homestead. Grantor hereby waives all right of homestead exemption in the Property.

22. Consideration. But for the execution of this Deed to Secure Debt, Lender would not make the loan to Borrower.

23. Hazardous Substances. Borrower shall not cause or permit the presence, use, disposal, storage, or release of any Hazardous Substances on or in the Property. Borrower shall not do, nor allow anyone else to do, anything affecting the Property that is in violation of any Environmental Law. The preceding two sentences shall not apply to the presence, use, or storage on the Property of small quantities of Hazardous Substances that are generally recognized to be appropriate to normal residential uses and to maintenance of the Property.

Borrower shall promptly give Lender written notice of any investigation, claim, demand, lawsuit, or other action by any governmental or regulatory agency or private party involving the Property and any Hazardous Substance or Environmental Law of which Borrower has actual knowledge. If Borrower learns, or is notified by any governmental or regulatory authority, that any removal, or other remediation of any Hazardous Substance affecting the Property is necessary, Borrower shall promptly take all necessary remedial actions in accordance with Environmental Law.

As used in this section 23, "Hazardous Substances" are those substances defined as toxic or hazardous substances by Environmental Law and the following substances: gasoline, kerosene, other flammable or toxic petroleum products, toxic pesticides and herbicides, volatile solvents, materials containing asbestos or formaldehyde, and radioactive materials. As used in this section 23, "Environmental Law" means federal laws and laws of the jurisdiction where the Property is located that relate to health, safety, or environmental protection.

24. Assumption Not a Novation. Lender's acceptance of an assumption of the obligations of this Deed and the Note, and any release of Grantor in connection therewith shall not constitute a novation.

25. Deed to Secure Debt. This conveyance is to be construed under the existing laws of the State of Georgia as a security deed passing title, and not as a mortgage, and is intended to secure the payment of all sums secured hereby.

26. ARBITRATION. For purposes of this Arbitration section, "I," "me," and "my" refer to Grantor and "You" refers to Lender. You and I (the "Parties") agree that any claim or dispute ("Claim") arising out of or relating to this Deed to Secure Debt shall, at the election of either you or me, be resolved by binding arbitration. This includes, without limitation, Claims: (1) under local, state or federal law whether based on a constitution, statute or regulation, in contract, tort or otherwise, and whether for money damages, penalties, or declaratory or equitable relief; (2) relating to the validity, enforceability, interpretation, or scope of this arbitration provision; (3) between the Parties, or between a Party and another Party's employee, agent, parent, subsidiary, affiliate, licensee, successor, assign, or heir; (4) relating to any phase of this loan transaction including any subsequent modification, extension or renewal of this Deed to Secure Debt; or (5) relating to the interpretation, performance or breach of any provision of this Deed to Secure Debt or any other document prepared or submitted for this loan transaction, the sale and/or financing of any ancillary products or services, or to the conduct of any Party to this loan transaction.

Whoever first demands arbitration shall choose one of the following to administer the arbitration: (1) the National Arbitration Forum, or its successor, under its applicable rules in effect at the time the Claim is filed which may be obtained by mail from The National Arbitration Forum, P.O. Box 50191, Minneapolis, MN 55405-0191, or on the Internet at: http://www.arb-forum.com; or (2) the American Arbitration Association, or its successor, under its applicable rules in effect at the time the Claim is filed, which may

000202

be obtained by mail from the American Arbitration Association, Attn: Customer Service Department, 335 Madison Ave., 10th Floor, NY, NY 10017-4605 or on the Internet at http://www.adr.org. In the event that the selected arbitration entity is unwilling or unable to serve, the remaining arbitration entity from the list above shall administer the arbitration. If there is a conflict between the rules of the arbitrator and the terms of this arbitration provision, this arbitration provision shall govern.

Arbitration fees (including, for example, *filing* fees, administrative fees, and arbitrator fees, but excluding attorney or advisor fees) will be shared fees equally by the *Parties*, or as awarded by the arbitrator. Nothing in this arbitration provision shall prevent me from requesting that the applicable *arbitration* entity reduce or waive my fees, or that you voluntarily pay an additional share of said fees, based upon my financial circumstances or the nature of my claim.

The arbitration hearing shall be conducted in the federal judicial district in which I reside, or if I am a business entity (other than a sole proprietorship, in which my chief executive office is located. The Parties acknowledge that this arbitration agreement is made pursuant to a transaction involving interstate commerce, and shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 *et. seq.* ("FAA"). Judgment upon any arbitration award may be entered in any court having jurisdiction. The arbitrator shall follow existing substantive law to the extent consistent with the FAA and applicable statute of limitations and shall honor any claims or privileges recognized by law. Any ruling shall be final and binding on the Parties, except that in the event that the arbitrator's award for a Party is $0.00, or against a Party is in excess of $100,000.00, or includes an award of injunctive relief against a Party, that Party may request a new arbitration with the same arbitration entity by a new three arbitrator panel. The appealing Party requesting the new arbitration shall be responsible for the new arbitration's fees and costs, subject to a final determination by the arbitrators of a fair apportionment. If any Party requests, the arbitrators shall write an opinion containing specific findings of fact and conclusions of law.

Nothing in this Arbitration section shall be construed to prevent the use of bankruptcy, repossession, replevin, judicial or non-judicial foreclosure, set-off, attachment, garnishment or sequestration or any other prejudgment or provisional remedy that any Party may have under state or federal law. Neither Party waives the right to arbitrate by exercising any such remedies, filing suit, or seeking or obtaining provisional remedies from a court.

All Claims will be arbitrated on an individual basis. No Party will participate as a representative or member of any class of claimants with respect to any Claim. Nothing in this Deed to Secure Debt shall be construed to authorize an arbitrator to consider or conduct class action arbitration. Unless the Parties otherwise agree in writing, only parties to this loan can be joined to the arbitration and only claims or disputes that arise out of, or relate to, this loan can be consolidated with the arbitration. This paragraph is referred to below as the "Class Waiver" provision.

If any provision of this Arbitration section, other than the Class Waiver provision, is found to be unenforceable or invalid, that provision shall be severed and the remaining provisions shall be enforceable without regard to such invalidity or unenforceability. If the Class Waiver provision is found to be unenforceable or invalid, this entire Arbitration section shall be unenforceable and invalid.

This arbitration provision limits the Parties rights, including the right to go to court or to have a trial by judge or jury. **THE PARTIES VOLUNTARILY AND KNOWINGLY WAIVE ANY RIGHT THEY HAVE TO A TRIAL BY JURY OR JUDGE. I SHOULD SEEK INDEPENDENT ADVICE BEFORE SIGNING THIS DEED TO SECURE DEBT IF I DO NOT UNDERSTAND ANY TERMS OF THIS ARBITRATION PROVISION OR THE COSTS, ADVANTAGES, OR DISADVANTAGES OF ARBITRATION. BY SIGNING THIS DEED TO SECURE DEBT I ACKNOWLEDGE THAT I HAVE READ, UNDERSTAND, AND AGREE TO BE BOUND BY THE TERMS OF THIS ARBITRATION SECTION.**

27. LIMITATION ON LIABILITY; WAIVER OF PUNITIVE DAMAGES. EACH OF THE PARTIES, INCLUDING LENDER BY ACCEPTANCE OF THIS DEED TO SECURE DEBT, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN THE PARTIES THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS DEED TO SECURE DEBT OR ANY RELATED DOCUMENTS OR ANY OTHER DEED TO SECURE DEBT OR DOCUMENT BETWEEN THE PARTIES OR THE OBLIGATIONS EVIDENCED BY THIS DEED TO SECURE DEBT OR RELATED TO THIS DEED TO SECURE DEBT, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR, (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE.

**REQUEST FOR NOTICE OF DEFAULT AND FORECLOSURE
UNDER SUPERIOR MORTGAGES OR SECURITY DEEDS**

[__] If checked, this instrument is second only to that certain current first priority security deed in favor of and/or currently being serviced by ______________________________
dated ______________________________, and recorded ______________________________
in Deed Book ________, Page ________, COBB ______________________________County, Georgia records, and it is agreed that any default under said prior security deed(s) may at the option of Lender Herein or its successor in title be declared and deemed to be a default under the terms of the within instrument. Lender shall have the right but not the obligation to make advances to the holder of any prior security deed noted above or otherwise in order to cure any default thereunder, and any advances so made shall be governed by the provisions of section 6 hereunder. Grantor hereby assigns and authorizes payment to Lender herein and its successors in title of any surplus funds arising from the foreclosure of said prior security deed(s).

Grantor and Lender request the holder of any security deed, mortgage, deed of trust or other encumbrance with a lien which has priority over this Deed to give Notice to Lender, at Lender's address at Wachovia Bank, National Association, Retail Credit Servicing, P.O. Box 50010, Roanoke, VA 24022 of any default under the superior encumbrance and of any sale or other foreclosure action.

GRANTOR HEREBY WAIVES ANY RIGHT GRANTOR MAY HAVE UNDER THE CONSTITUTION OF THE STATE OF GEORGIA OR THE CONSTITUTION OF THE UNITED STATES OF AMERICA TO NOTICE OR TO A JUDICIAL HEARING PRIOR TO THE EXERCISE OF ANY RIGHT OR REMEDY PROVIDED TO LENDER HEREUNDER BY THIS DEED, AND GRANTOR WAIVES GRANTOR'S RIGHTS, IF ANY, TO SET ASIDE OR INVALIDATE ANY SALE UNDER POWER DULY CONSUMMATED IN ACCORDANCE WITH THE PROVISION OF THIS DEED ON THE GROUND (IF SUCH BE THE CASE) THAT THE SALE WAS CONSUMMATED WITHOUT PRIOR NOTICE OR JUDICIAL HEARING. ALL WAIVERS BY GRANTOR IN THIS SECTION HAVE BEEN MADE VOLUNTARILY, INTELLIGENTLY AND KNOWINGLY BY GRANTOR, AFTER GRANTOR HAS BEEN AFFORDED AN OPPORTUNITY TO BE INFORMED BY COUNSEL OF GRANTOR'S CHOICE AS TO THE MEANING AND EFFECT HEREOF.

IN WITNESS WHEREOF, Grantor has executed and sealed this Deed and adopted as his seal the word "(SEAL)" appearing beside his name and by such execution he accepts and agrees to the terms and covenants contained in this Deed and in any Rider(s) executed by Grantor and recorded herewith.

______________________ Witness	______________________[SEAL] Grantor
______________________ Witness Name Printed or Typed	______________________[SEAL] Grantor
______________________ Witness	______________________[SEAL] Grantor MICHAEL SKRIPKO
______________________ Witness Name Typed or Printed	______________________[SEAL] Grantor

STATE OF GEORGIA)
) ss
COUNTY OF ______________________)

On (date) ________________, ________ before me personally appeared ______________
____
____
MICHAEL SKRIPKO
____

whose name(s) is/are signed to the foregoing conveyance and who is/are personally known to me or proved to me on the basis of satisfactory evidence, who acknowledged before me on this day, that, being informed of the contents of this conveyance, he/she/they executed the same voluntarily.

WITNESS my hand and official seal.

Signature:______________________________[SEAL]

____
Notary Name Typed or Printed

My Commission Expires:______________________

000204

UNCONDITIONAL GUARANTY

______________________ (Date of Execution and Delivery)

PRIMARY OBLIGOR(S): NATIONAL HOUSE CARE INC
(Print Full Name) (No. Street of RFD) (City) (State) (Zip)

GUARANTOR(S): MICHAEL SKRIPKO
(Print Full Name) (No. Street of RFD) (City) (State) (Zip)

GUARANTOR(S): ______________________
(Print Full Name) (No. Street of RFD) (City) (State) (Zip)

OBLIGEE: WACHOVIA BANK, NATIONAL ASSOCIATION ______________________

____
(Mailing Address) , (No. and Street)

WHEREAS, the above PRIMARY OBLIGOR(S) (hereinafter jointly and severally termed "Customer") desire(s) to obtain extensions of credit and/or a continuation of credit extensions and/or to engage in business transactions and enter into various relationships and otherwise to deal with Wachovia Bank, National Association (hereinafter termed "Bank"); and

WHEREAS, Bank is unwilling to extend or continue credit to and/or to engage in business transactions and enter into various contractual relationships with, and otherwise to deal with Customer, unless it receives an unconditional and continuing, joint and several guaranty of payment from the above identified, undersigned GUARANTOR(S) (hereinafter collectively termed "Guarantor"), covering all "Obligations of Customer," as hereinafter defined;

NOW, THEREFORE, in consideration of the premises and of other good and valuable consideration, and in order to induce Bank, from time to time, in its sole discretion to extend or continue to extend credit (with or without security) to and/or to engage in business transactions and enter into various contractual relationships with Customer, (without limiting the generality of the foregoing), this Unconditional Guaranty is being given in order to induce Bank to lease and/or sell real, personal and/or mixed property to Customer, to extend credit to Customer, to purchase or discount any acceptances, accounts, chattel paper, checks, contracts, contract rights, drafts, general intangibles, instruments, investment securities, land contracts, purchase money security agreements (conditional sale contracts of real and/or personal property), real and/or personal property leases or any other instruments or evidences of indebtedness (with or without recourse) upon which Customer, jointly or severally, is or may be liable as maker, co-maker, indorser, acceptor, guarantor, surety or otherwise and otherwise to deal with Customer) Guarantor, jointly and severally, if more than one, hereby absolutely and unconditionally guarantees to Bank and its successors and assigns the due and punctual payment of all liabilities and obligations of said Customer to Bank, and its Affiliates, primary or secondary (whether by way of endorsement or otherwise), whether now existing or hereafter arising, whether arising out of contract(s), tort(s) or otherwise, whether created directly with Bank (or its Affiliates) or acquired by Bank (or its Affiliates) through purchase, assignment, indorsement or otherwise; whether matured or unmatured; whether absolute or contingent; whether joint or several, as and when the same become due and payable (whether by acceleration or otherwise), in accordance with the terms of any such instruments, accounts receivable and other security agreements, land and/or other contracts, drafts, leases, chattel paper, debts, obligations or liabilities evidencing any such indebtedness, obligations or liabilities, including all renewals, extensions and/or modifications thereof and Guarantor further guarantees to Bank the performance of all obligations, liabilities and covenants of Customer to Bank including, but not limited to, those contained in each document or instrument evidencing or securing the obligations of Customer to Bank (all covenants, liabilities and obligations of the Customer to Bank, including all of the foregoing, being hereinafter collectively termed "Obligations of Customer"), provided, however, that if and only if an amount is here specified; to wit:

______________________ ($______________)
(Leave blank, if liability hereunder is unlimited)

then, the maximum liability, jointly and severally, of the undersigned Guarantors hereunder, at any one time outstanding, with respect to the aggregate principal amount of the Obligations of Customer, shall not exceed the sum of money above specified, plus all interest or late charges, finance charges, costs of court and the reasonable attorneys' fees of Bank.

If no amount is specified in the blank above provided, the joint and several liability of the undersigned Guarantors hereunder shall be unlimited. If this Unconditional Guaranty is limited by specifying an amount in the blank above provided, this Unconditional Guaranty is intended to supplement and is in addition to any other guaranties held by Bank.

☐ If checked here, this Unconditional Guaranty is secured by personal or real property collateral described on attached Schedule A, incorporated herein by reference, and/or if the collateral is realty, by the deed of trust, mortgage, deed to secure debt, or indemnity deed of trust executed by Guarantor of even date.

Further, whether or not suit is brought by Bank to acquire possession of collateral or to enforce collection of any unpaid balance(s) hereunder, Guarantor expressly hereby agrees to pay all legal expenses and the reasonable attorneys' fees actually incurred by Bank. Guarantor hereby stipulates and agrees that, if suit is instituted, 15% of the total amount(s) due hereunder and remaining unpaid at the time suit is instituted by Bank shall be deemed to be "reasonable attorneys' fees."

In order to implement the foregoing and as additional inducements to Bank, Guarantor further covenants and agrees:

1. This guaranty is and shall remain an unconditional and continuing guaranty of payment and not of collection, shall remain in full force and effect irrespective of any interruption(s) in the business or other dealings and relations of Customer with Bank and shall apply to and guarantee the due and punctual payment of all Obligations of Customer owed by Customer to Bank (and its Affiliates). To that end Guarantor hereby expressly waives any right to require Bank to bring any action against any Customer or any other person(s) or to require that resort be had to any security or to any balance(s) of any deposit or other account(s) or debt(s) or credit(s) on the books of Bank in favor of Customer or any other person(s). Guarantor acknowledges that its liabilities and obligations hereunder are primary rather than secondary, recognizing that Customer is first above identified as "PRIMARY OBLIGOR" and undersigned are identified first above as "GUARANTOR(S)" solely for convenience in identification of the parties involved in this Unconditional Guaranty and in the obligation being secured hereby. However, any Guarantor hereunder may, by a written notice, delivered personally to or received by certified or registered United States Mail by an Officer of Bank actually involved in the transaction being guaranteed hereby, at the address first above given, terminate this Unconditional Guaranty with respect to all Obligations of Customer incurred or contracted by Customer, acquired by Bank or otherwise arising more than three (3) banking days after the date of which such written notice is so delivered to or received by said Bank Officer. However, nothing herein shall be construed to allow Guarantor to terminate this Unconditional Guaranty as to any Obligations of Customer then existing or arising subsequent to receipt by Bank of said notice, if the Obligations of Customer are a result of Bank's obligation to make advances subject to a commitment entered into before receiving the notice or are a result of advances which are necessary for Bank to protect its collateral or otherwise preserve its interests.

2. Time is of the essence hereof. Any notice(s) to Guarantor shall be sufficiently given, if mailed to the first above stated address(es) of Guarantor.

may constitutes the entire agreement between the parties, and no waivers or modifications shall be valid unless they are reduced to writing, duly executed by the party to be charged thereby and expressly approved in writing by an Officer of the Bank actually involved in the transactions being guaranteed hereby.

4. If any process is issued or ordered to be served upon Bank, seeking to seize Customer's and/or guarantor's rights and/or interests in any deposit or other account(s) maintained with Bank, the balance(s) in any such account(s) shall immediately be deemed to have been and shall be set off against any and all Obligations of Customer and/or all obligations and liabilities of Guarantor hereunder, as of the time of the issuance of any such writ or not Customer, Guarantor and/or Bank shall then have been served therewith.

5. All moneys available to and/or received by Bank for application toward payment of (or reduction of) the Obligations of Customer may be applied by Bank to such individual debts) in such manner, and apportioned in such amount(s) and at such time(s), as Bank, in its sole discretion, may deem suitable or desirable.

6. Where any money is due Bank hereunder, Guarantor hereby authorizes Bank to exercise its right of setoff or "bank lien" with respect to any moneys deposited in demand, checking, time, savings or other accounts of any nature maintained in and with it by any of the undersigned, without advance notice. Said right of setoff shall also be applicable and exercised by Bank, in its sole discretion, where Bank is indebted to any Guarantor by reason of any Certificate(s) of Deposit, Bond(s), Note(s) or otherwise, whether or not the indebtedness of Bank is then due and owing and the exercise of the right of setoff results in the application of a penalty for early withdrawal or termination.

7. Guarantor acknowledges that any termination of liability hereunder, as provided for in paragraph 1, supra, shall not release Guarantor from full liability for Obligations of Customer hereby guaranteed and then in existence or from any renewal(s) or extension(s) thereof in whole or in part, whether such renewals or extensions are made before or after the effective date of such termination, and with or without notice to Guarantor.

8. Guarantor agrees that his liability hereunder shall not be diminished by any failure on the part of Bank to perfect (by filing, recording or otherwise) any security interest(s) it may have in any property securing this Unconditional Guaranty and/or the Obligations of Customer secured hereby and hereunder.

9. Guarantor further hereby consents and agrees that Bank may at any time, or from time to time, in its sole discretion: (i) renew, extend and/or change the time of payment, and/or the any manner, place or terms of payment of any or all of the Obligations of Customer, or increase the amount of the Obligations of Customer; (ii) exchange, release and/or surrender all or any of the collateral security by whomsoever deposited, which is or may hereafter be held by it in connection with all or any of the Obligations of Customer and/or any liabilities or obligations of Guarantor hereunder; (iii) sell or otherwise dispose of and/or purchase all or any of any such collateral at public or private sale, or to or through any securities broker, and after deducting all costs and expenses of every kind for collection, preparation for sale, sale or delivery, the net proceeds of any such sale(s) or other disposition may be applied by Bank upon all or any of the Obligations of Customer; and (iv) proceed against, settle, release or compromise with, the Customer, any insurance carrier and/or any other person(s) liable thereon, any and all of the Obligations of Customer, and/or subordinate the payment of all or any part of same to the payment of any other debts or claims, which may at any time(s) be due or owing to Bank and/or any other person(s); all in such manner and upon such terms as Bank may deem proper and/or desirable, and without notice to or further assent from Guarantor, it being agreed that Guarantor shall be and remain bound upon this Unconditional Guaranty, irrespective of the existence, value or condition of any collateral, and notwithstanding any such change, exchange, settlement, compromise, surrender, release, sale or other disposition, application, renewal or extension and notwithstanding also that the Obligations of Customer may at any time(s) exceed the aggregate principal sum hereinabove prescribed (if any such limiting sum appears). Further, this Unconditional Guaranty shall not be construed to impose any obligation on Bank to extend or continue to extend credit or otherwise to deal with Customer at any time. Guarantor waives any obligation of Bank to release any collateral until at least one year after full payment and satisfaction of all Obligations of Customer.

10. If Customer is an organization, this Unconditional Guaranty covers all Obligations of Customer purporting to be created or undertaken on behalf of such organization by any officer, partner, manager or agent of such organization, without regard to the actual authority of any such officer, partner, manager or agent, whether or not corporate resolutions, proper or otherwise, are given by any corporate Customer to Bank and/or whether or not such purported organizations are legally chartered or organized.

11. Guarantor warrants, represents and covenants to Bank that on and after the date hereof:

(a) The fair saleable value of Guarantors assets exceeds its liabilities, Guarantor is meeting its current liabilities as they mature, and Guarantor is and shall remain solvent;

(b) All financial statements of Guarantor furnished to Bank are true and correct and accurately reflect the financial condition of Guarantor as of the respective dates thereof;

(c) Since the date of such financial statements, there has not occurred and will not hereafter occur a material adverse change in the financial condition of Guarantor;

(d) There are not now pending any court or administrative proceedings or undischarged judgments against Guarantor, no federal or state tax liens have been filed or threatened against Guarantor, and Guarantor is not in default or claimed default under any agreements;

(e) At such reasonable times as Bank requests, Guarantor will furnish Bank with a current financial statement and such other financial information as Bank may reasonably request; and

(f) Guarantor is not an individual, Guarantor is a corporation, general partnership, limited partnership, limited liability company or other legal entity, duly organized, validly existing and in good standing under the laws of the state of organization, and is authorized to do business in each other jurisdiction where its ownership of property or conduct of business requires such authorization; it has the power and authority to own its property and assets and carry on its business as now being conducted and contemplated; and has the power and authority to execute, deliver and perform, and has taken all necessary action to authorize the execution, delivery and performance of this Unconditional Guaranty and all related documents.

12. In consideration of Bank's extension of credit to Customer, in Bank's sole discretion, Guarantor hereby agrees:

(a) To subordinate, and by this Unconditional Guaranty does subordinate, debts now or hereafter owned by Customer to Guarantor (the "Subordinated Debt") to any and all debts of Customer to Bank now or hereafter existing while this Unconditional Guaranty is in effect.

(b) Every note evidencing any part of the Subordinated Debt and every ledger page relating thereto will bear a legend which will indicate this subordination.

(c) Guarantor will not request or accept payment of or any security for any part of the Subordinated Debt, and if all or any part of it should be paid to Guarantor, through error or otherwise, Guarantor will immediately forward every such payment to Bank in the form received properly endorsed to the order of Bank to apply on any debt then owing to Bank by the Customer. This subordination shall continue in full force and effect as long as this Unconditional Guaranty is in effect.

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13. This Unconditional Guaranty shall be binding upon Guarantor, and the heirs, executors, administrators, successors and assigns of Guarantor; and it shall inure to the benefit of, and be enforceable by, Bank and its successors, transferees and assigns. Bank may pledge or assign its rights under this Unconditional Guaranty and any related document to any Federal Reserve Bank. It further shall be deemed to have been made under and shall be governed by the laws of the state in which this Unconditional Guaranty is executed in all respects, including matters of construction, validity and performance. Guarantor irrevocably agrees to submit to personal jurisdiction in the state in which this Unconditional Guaranty is executed. Service of process on the Guarantor arising out of or relating to this Unconditional Guaranty shall be effective if mailed to Guarantor at the address first above given, or at such address as provided in writing by Guarantor to Bank.

14. Further, all terms or expressions contained herein which are defined in the Uniform Commercial Code shall have the same meaning herein as in said Code.

15. No waiver by Bank of any default(s) by Guarantor or Customer shall operate as a waiver of any other default or of the same default on a future occasion. No failure or delay to act, or departure from the terms of this Unconditional Guaranty, by Bank in exercising any right or power shall operate as a waiver of any such right or power. If more than one person has signed this Unconditional Guaranty, such parties are jointly and severally obligated hereunder. Further, use of the masculine or neuter pronoun herein shall include the masculine, feminine and neuter, and also the plural. The term "Guarantor," as used herein, shall (if signed by more than one person) mean the "Guarantors and each of them." If any Guarantor shall be a partnership, the obligations, liabilities and agreements on the part of such Guarantor shall remain in full force and effect and fully applicable notwithstanding any changes in the individuals composing the partnership. Further, the term "Guarantor" shall include in such event any altered or successive partnerships, it being also understood that the predecessor partnership(s) and their partners shall not thereby be released from any obligations or liabilities hereunder. Bank, or any other holder hereof, may correct patent errors in the Unconditional Guaranty.

16. Guarantor waives and releases the following rights, demands, and defenses Guarantor may have with respect to Bank and collection of the Obligations of Customer: (a) promptness and diligence in collection of any of the Obligations of Customer or the obligations of any other person liable thereon, and in foreclosure of any security interest and sale of any property serving as collateral for the Obligations of Customer; (b) any law or statute that requires that Bank make demand upon, assert claims against, or collect from Customer or other persons or entities, foreclose any security interest, sell collateral, exhaust any remedies, or take any other action against Customer or other persons or entities prior to making demand upon, collecting from or taking action against Guarantor with respect to the Obligations of Customer, including any such rights Guarantor might otherwise have had under Va. Code §§ 49-25 and 49-26, et seq., N.C.G.S. §§ 26-7, et seq., Tenn. Code Ann. § 47-12-101, O.C.G.A. § 10-7-24, and any successor statute and any other applicable law; (c) any law or statute that requires that Customer or any other person be joined in, notified of or made part of any action against Guarantor; (d) that Bank or its affiliates preserve, insure or perfect any security interest in collateral or sell or dispose of collateral in a particular manner or at a particular time, provided that Bank's obligation to dispose of collateral in a commercially reasonable manner is not waived hereby; (e) notice of acceptance of this Guaranty, extensions, modifications, renewals, or novations of the Obligations of Customer, of any new transactions or other relationships between Bank, Customer and/or any guarantor, and of changes in the financial condition of, ownership of, or business structure of the Customer or any other guarantor; (f) presentment, protest, notice of dishonor, notice of default, demand for payment, notice of intention to accelerate maturity, notice of acceleration of maturity, notice of sale, and all other notices of any kind whatsoever to which Guarantor may be entitled; (g) the right to assert against Bank or its affiliates any defense (legal or equitable), set-off, counterclaim, or claim that Guarantor may have at any time against Borrower or any other party liable to Bank or its affiliates; (h) all defenses relating to invalidity, insufficiency, unenforceability, enforcement, release or impairment of Bank's or its affiliates' lien on any collateral, of any related document, or of any other guaranties held by Bank; (i) any right to which Guarantor is or may become entitled to be subrogated to Bank's or its affiliates' rights against Customer or to seek contribution, reimbursement, indemnification, payment or the like, or participation in any claim, right or remedy of Bank or its affiliates against Customer or any security which Bank or its affiliates now has or hereafter acquires, until such time as the Obligations of Customer have been fully satisfied beyond the expiration of any applicable preference period; (j) any claim or defense that acceleration of maturity of the Obligations of Customer is stayed against Guarantor because of the stay of assertion or of acceleration of claims against any other person or entity for any reason including the bankruptcy or insolvency of that person or entity; and (k) the right to marshalling of Borrower's assets or the benefit of any homestead rights or exemption claimed by Guarantor.

17. If the governing law which applies to this Unconditional Guaranty sets maximum loan charges and is finally interpreted so that the interest and other charges collected or to be collected in connection with the Obligations of Customer, whether pursuant to this Unconditional Guaranty or any related document, exceed the permitted limits, then: (a) any such interest or other charge shall be reduced by the amount necessary to reduce the interest or other charge to the permitted limit and (b) any sums already collected from Guarantor which exceeded permitted limits will be refunded to Guarantor. Bank may choose to make this refund by reducing the amount owed under this Unconditional Guaranty or by making a direct payment to Guarantor. If a refund reduces the amount owed, the reduction will be treated as a partial payment. Guarantor agrees to notify Bank of any violation of any applicable usury law within 60 days of its occurrence, and Bank will have 60 days to correct such violation.

18. Guarantor acknowledges and represents that it has relied upon its own due diligence in making its own independent appraisal of Customer and its business, affairs and financial condition, will continue to be responsible for making its own independent appraisal of such matters and has not relied upon and will not hereafter rely upon Bank for information for such appraisal or other assessment of review and, further, will not rely upon any such information which may now or hereafter be prepared by or for Bank for any appraisals regarding the Customer. Guarantor further acknowledges and agrees (i) that Guarantor's obligations to Bank are unaffected by any claim asserted by Customer against Bank, and (ii) Guarantor's obligations are not altered or impaired by any changes in Guarantor's relationship with Customer.

19. If Bank is required or in good faith settles a pending or threatened claim at any time pursuant to any bankruptcy, insolvency, liquidation or reorganization law to return any portion of the payments made by Customer or any other person or entity with respect to the Obligations of Customer, Guarantor shall, on demand of Bank, forthwith pay to Bank any such amounts.

20. **SECURITY AGREEMENT.** As security for any and all liabilities of Guarantor hereunder, now existing or hereafter arising, or otherwise, Guarantor hereby grants Bank a security interest in (i) the collateral described on Schedule A, together with any accessories, equipment or replacement parts installed therein, plus all additions, replacements or accessions to, and proceeds of the collateral, and (ii) any and all moneys or other property and the proceeds thereof which have been or may hereafter be deposited or left with Bank (or with any agent or other third party acting on Bank's behalf) for the account or credit of Guarantor ("Collateral"). The Collateral will secure any other obligations of Guarantor with Bank, now or in the future unless the Collateral is used as Guarantor's principal dwelling or household goods. No financing statement (other than any filed or approved by Bank) covering any Collateral is on file in any public filing office.

This perfected security interest also covers: (a) insurance premiums and other similar charges; (b) proceeds of any insurance policies or similar coverage on the Collateral; and (c) proceeds of any insurance policies on the life or health of Customer which are financed by Bank. Guarantor also gives Bank a security interest in any Collateral (other than household goods or Guarantor's principal dwelling) that secures any other obligations Guarantor owes to Bank, now or in the future. Bank expressly

... any perfected security interest in Guarantor's principal dwelling and household goods for any existing or future transactions between Bank and Guarantor.

If Guarantor has given Bank a security interest in Collateral, Guarantor represent to Bank that the following statements are true and Guarantor agrees to the following:

(a) Guarantor owns the Collateral. The Collateral is free and clear of all liens, security interests, and claims except those previously reported in writing to and approved by Bank, and Guarantor promises to keep the Collateral free and clear from all liens, security interests and claims, other than those granted to or approved by Bank. Guarantor has good and marketable title to the Collateral and will warrant and defend same against all claims. Guarantor will not transfer, sell, or lease the Collateral (except as permitted herein). Guarantor agrees to pay promptly all taxes and assessments upon or for the use of the Collateral and on this Security Agreement. At its option, Bank may pay taxes, liens, security interests or other encumbrances at any time levied or placed on the Collateral. Guarantor agrees to reimburse Bank, on demand, for any such payment made by Bank. Any amounts so paid by Bank will be added to the Obligations of Customer.

(b) Bank shall have no custodial or ministerial duties to perform with respect to the Collateral except as set forth herein; and by way of explanation and not by way of limitation, Bank will not be liable for any loss or depreciation of the Collateral (unless caused by its willful misconduct or gross negligence).

(c) Guarantor's name and address appearing in this Unconditional Guaranty are Guarantor's exact legal name and the address of Guarantor's legal residence, or if Guarantor is a business entity (other than a sole proprietorship), Guarantor's chief executive office. There has been no change in Guarantor's name, or the name under which Guarantor conducts business, within the five years preceding the date hereof except as previously reported in writing to Bank. Guarantor has not changed its legal residence, or if Guarantor is a business entity (other than a sole proprietorship), its chief executive office, within the five years preceding the date hereof except as previously reported in writing to Bank. If Guarantor is a business entity (other than a sole proprietorship) it is organized under the laws of the state identified in this Unconditional Guaranty as its state of organization and it has not changed the state of its organization within the five years preceding the date hereof except as previously reported in writing to Bank. Guarantor will notify Bank in writing at least 30 days prior to any change in: (i) its chief executive office and/or residence; (ii) its name or identity; (iii) its organizational structure; or (iv) the state in which it is organized. In addition, Guarantor shall promptly notify Bank of any claims or alleged claims of any other person or entity to the Collateral or the institution of any litigation, arbitration, governmental investigation or administrative proceedings against or affecting the Collateral. Guarantor will keep the Collateral at the location(s) previously provided to Bank until such time as Bank provides written advance consent to a change of location. Guarantor will bear the cost of preparing and filing any documents necessary to protect Bank's liens.

(d) Guarantor authorizes Bank to file financing statements covering the Collateral without Guarantor's signature where authorized by law. Guarantor agrees to comply with, facilitate, and otherwise assist Bank in connection with perfecting Bank's security interest. In addition, Guarantor agrees to sign, deliver, and file any additional documents or certifications Bank may consider necessary to perfect, continue, and preserve Guarantor's obligations under this Unconditional Guaranty, and to confirm Bank's lien status on any Collateral, and to pay all costs and expenses of filing or applying for the same, where Bank deems filing to be desirable. Guarantor hereby appoints Bank as Guarantor's true and lawful attorney, with full power of substitution to take any and all appropriate action and to execute any and all documents, instruments or applications that may be necessary or desirable to accomplish the purpose and carry out the terms of this Unconditional Guaranty. The foregoing power of attorney is coupled with an interest and shall be irrevocable until all of the obligations stated in this Unconditional Guaranty have been paid in full. Neither Bank nor anyone acting on its behalf shall be liable for acts, omissions, errors in judgment, or mistakes in fact in such capacity as attorney-in-fact. Guarantor ratifies all acts of Bank as attorney-in-fact.

(e) If Guarantor pledges securities, cash accounts, deposit accounts, certificates of deposit or other liquid Collateral as Collateral for this Unconditional Guaranty, then Guarantor grants to Bank a security interest in such Collateral and all additions or replacements to, or proceeds of, such Collateral as is more fully described in the separate agreement (the "Pledge Agreement") executed as of the same date as this Unconditional Guaranty. The Pledge Agreement describes the Collateral in detail and protects Bank from possible losses that might result if Guarantor does not keep the promises that it makes in this Unconditional Guaranty. The Pledge Agreement also describes how and under what conditions Guarantor may also be required to make immediate payment in full of all amounts that it owes under this Unconditional Guaranty. Guarantor agrees to these conditions.

(1) If the liquid Collateral includes securities, Guarantor agrees to deliver immediately to Bank any certificates for shares, together with stock powers executed in blank, representing the Collateral and any stock dividend, stock split or right to subscribe.

(2) If the liquid Collateral includes a securities account, Guarantor agrees to sign and deliver, and to authorize the broker where Guarantor maintains the pledged securities account to sign and deliver, a control agreement satisfactory to Bank.

(3) If the liquid Collateral is "margin stock" as defined in Regulation U of the Board of Governors of the Federal Reserve System, Guarantor agrees to deliver to the Bank, upon demand, additional securities satisfactory to Bank to be added to the Collateral to comply with applicable margin requirements.

(f) If Guarantor does not provide, or assist Bank in obtaining, a perfected security interest in the Collateral, and Bank incurs any expenses, including attorneys' fees, in order to obtain a perfected security interest, Guarantor will be responsible for such expenses. To the extent not otherwise prohibited by the law governing this Unconditional Guaranty, I agree that Bank may add the amount of such expenses to the Obligations of Customer.

(g) Guarantor understands that it bears all risk of loss with respect to the Collateral. The injury to or loss of the Collateral, either partial or total, shall not release Guarantor from payment or other performance of the terms of this Unconditional Guaranty. Guarantor agrees to obtain and maintain in force property/hazard insurance on the Collateral in the maximum amount, and for the maximum term, permitted by applicable law. Guarantor acknowledges that it may obtain such insurance from any insurance company of its choice, so long as the insurance company is acceptable to Bank. Guarantor agrees to name Bank as a loss payee on such insurance. Unless Guarantor provides Bank with evidence of the insurance coverage required by its agreement with Bank, Bank may purchase insurance at Guarantor's expense to protect Bank's interests in the Collateral. This insurance may, but need not, protect Guarantor's interests. The coverage that Bank purchases may not pay any claim that Guarantor makes or any claim that is made against Guarantor in connection with the Collateral. Guarantor may later cancel any insurance purchased by Bank, but only after providing Bank with evidence that Guarantor has obtained insurance as required by this agreement. If Bank purchases insurance for the Collateral, Guarantor will be responsible for the costs of the insurance, including interest and any other charges Bank may impose in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance will be added to the Obligations of Customer. Guarantor understands that the costs of the insurance obtained by Bank may be more than the cost of insurance Guarantor may be able to obtain on its own. Guarantor hereby assigns to Bank the proceeds of all property/hazard

... covering the Collateral up to the amount of the Obligations of Customer and any other obligations of Guarantor secured by the Collateral, and Guarantor directs any insurer to make payments directly to Bank. Guarantor hereby appoints Bank its attorney-in-fact, which appointment shall be irrevocable and coupled with an interest for so long as said obligations are unpaid, to file proof of loss and/or any other forms required to collect from any insurer any amount due from any damage or destruction of the Collateral, to agree to and bind Guarantor as to the amount of said recovery, to designate payee(s) of such recovery, to grant releases to insurer, to grant subrogation rights to any insurer, and to endorse any settlement check or draft. Guarantor agrees not to exercise any of the foregoing powers granted to Bank without Bank's prior written consent.

21. Guarantor shall be in default under this Unconditional Guaranty upon the happening of any of the following events, circumstances or conditions, namely:

(a) Default in the payment of performance of any of the obligations or of any covenant, warranty or liability contained or referred to herein, or contained in any other contract or agreement of Customer or Guarantor with Bank, or its Affiliates, howsoever created, whether primary or secondary, whether direct or indirect, absolute or contingent, whether now existing or hereafter arising, due or to become due; or

(b) Any warranty, representation or statement made or furnished to Bank by or on behalf of Customer or Guarantor, in connection with this Unconditional Guaranty or to induce Bank to extend credit or otherwise deal with either Customer or Guarantor, being false in any material respect when made or furnished or becoming materially false, if such warranty or representation is ongoing in nature; or

(c) Death, dissolution, termination of existence, insolvency, business failure, appointment of a Receiver of any part of the property of, Assignments for the Benefit of Creditors by, or the commencement of any proceeding under any State of Federal bankruptcy or insolvency laws by or against Guarantor or Customer; or

(d) Failure of a business entity Customer or Guarantor, other than a sole proprietorship, to maintain its existence in good standing; or

(e) The assertion or making of any seizure, vesting or intervention by or under authority of any government by which the management of Customer or Guarantor is displaced of their authority in the conduct of their business(es) or their business(es) is curtailed; or

(f) Upon the entry of any monetary judgment or the assessment and/or filing of any tax lien against either Customer or Guarantor or upon the issuance of any writ of garnishment or attachment against any property of, debts due or rights of Customer or Guarantor, to specifically include the commencement of any action or proceeding to seize any Collateral or moneys of either Customer or Guarantor on deposit in any account with Bank; or

(g) If any Collateral is used in violation of any law or regulation, or if the Collateral is impaired, damaged, lost or stolen, or if any Collateral held by Bank is removed from the custody of Bank, or if the collateral is sold or leased; or

(h) The acquisition of substantially all of Customer's or Guarantor's business or assets, or a material portion of such business or assets, if such sale is outside the ordinary course of business, or more than 50% of its outstanding stock or voting power in a single transaction or series of transactions, or the acquisition of substantially all of the business or assets or more than 50% of the outstanding stock or voting power of any other entity, or should Customer or Guarantor enter into any transaction of merger or consolidation without prior written consent of Bank; or

(i) Customer or Guarantor shall be a debtor, either voluntarily or involuntarily, under (and as the term debtor is defined in) the Bankruptcy Code, or should the Customer or Guarantor be generally not paying its debts as such debts become due; or

(j)Failure of said Customer or Guarantor to furnish financial statements or other financial information reasonably requested by Bank; or

(k) If Bank should otherwise deem itself, any security interests, its collateral or property or the Obligations of Customer guaranteed hereby and hereunder and/or the liabilities of Guarantor hereunder unsafe or insecure; or should Bank, in good faith, believe that the prospect of payment or other performance by Customer and/or Guarantor is impaired.

22. Upon the occurrence of any of the foregoing events, circumstances or conditions of default, Bank may at its option fully accelerate all of the obligations evidenced herein and secured or guaranteed hereby, and the same at Bank's option shall be immediately due and payable without notice. Further, Bank shall then have all the rights and remedies granted hereunder, all of the rights and remedies of a Secured Party and/or Holder-in-Due-Course under the Uniform Commercial Code and/or other applicable law(s). Any notice of sale, disposition or other action by Bank with respect to the Collateral required by law and sent to Guarantor at its address at least 5 days prior to such action shall constitute reasonable notice to Guarantor. Bank shall be entitled to apply the proceeds of any sale or other disposition of the Collateral and the payments receive by Bank with respect to any of the Collateral to the obligations secured by the Collateral in such order and manner as Bank may determine. Collateral that is subject to rapid declines in value and is customarily sold in recognized markets may be disposed of by Bank in a recognized market for such Collateral without providing such notice of sale.

23. ARBITRATION: Bank and Guarantor (the "Parties") agree that any claim or dispute ("Claim") arising out of or relating to the Obligations of Customer shall, at the election of Bank or Guarantor, be resolved by binding arbitration. This includes, without limitation, Claims: (1) under local, state or federal law, whether based on a constitution, statute or regulation, in contract, tort or otherwise, and whether for money damages, penalties, or declaratory or equitable relief; (2) relating to the validity, enforceability, interpretation, or scope of this arbitration provision; (3) between the Parties, or between a Party and another Party's employee, agent, parent, subsidiary, affiliate, licensee, successor, assign, or heir; (4) relating to any phase of the Obligations of Customer, including any subsequent modification, extension or renewal of the Obligations of Customer; or (5) relating to the interpretation, performance or breach of any provision of this Unconditional Guaranty or any other document prepared or submitted relating to the Obligations of Customer, the sale and/or financing of any ancillary products or services, or to the conduct of any Party relating to the Obligations of Customer.

Whoever first demands arbitration shall choose one of the following to administer the arbitration: (1) the National Arbitration Forum, or its successor, under its applicable rules in effect at the time the Claim is filed, which may be obtained by mail from The National Arbitration Forum, P.O. Box 50191, Minneapolis, MN 55405-0191, or on the Internet at: http://www.arb-forum.com; or (2) the American Arbitration Association, or its successor, under its applicable rules in effect at the time the Claim is filed, which may be obtained by mail from the American Arbitration Association, Attn: Customer Service Department, 335 Madison Ave., 10th Floor, NY, NY 10017-4605 or on the Internet at http://www.adr.org. In the event that the selected arbitration entity is unwilling or unable to serve, the remaining arbitration entity from the list above shall administer the arbitration. If there is a conflict between the rules of the arbitrator and the terms of this arbitration provision, this arbitration provision shall govern.

Arbitration fees (including, for example, filing fees, administrative fees, and arbitrator fees, but excluding attorney or advisor fees) will be shared fees equally by the Parties, or as awarded by the arbitrator. Nothing in this arbitration provision shall prevent Guarantor from requesting that the applicable arbitration entity reduce or waive Guarantor's fees, or that Bank voluntarily pay an additional share of said fees, based upon Guarantor's financial circumstances or the nature of my claim.

The arbitration hearing shall be conducted in the federal judicial district in which Guarantor resides, or if Guarantor is a business entity (other than a sole proprietorship), in which Guarantor's chief executive office is located. The Parties acknowledge that this arbitration agreement is made pursuant to a transaction involving interstate commerce, and shall be governed by the Federal

... Judgment upon any arbitration award may be entered in any court having jurisdiction. The arbitrator shall follow existing substantive law to the extent consistent with the FAA and applicable statute of limitations and shall honor any claims or privileges recognized by law. Any ruling shall be final and binding on the Parties, except that in the event that the arbitrator's award for a Party is $0.00, or against a Party is in excess of $100,000.00, or includes an award of injunctive relief against a Party, that Party may request a new arbitration with the same arbitration entity by a new three arbitrator panel. The appealing Party requesting the new arbitration shall be responsible for the new arbitration's fees and costs, subject to a final determination by the arbitrators of a fair apportionment. If any Party requests, the arbitrators shall write an opinion containing specific findings of fact and conclusions of law.

Nothing in this Arbitration section shall be construed to prevent the use of bankruptcy, repossession, replevin, judicial or non-judicial foreclosure, set-off, attachment, garnishment or sequestration or any other prejudgment or provisional remedy that any Party may have under state or federal law. Neither Party waives the right to arbitrate by exercising any such remedies, filing suit, or seeking or obtaining provisional remedies from a court.

All Claims will be arbitrated on an individual basis. No Party will participate as a representative or member of any class of claimants with respect to any Claim. Nothing in this Unconditional Guaranty shall be construed to authorize an arbitrator to consider or conduct class action arbitration. Unless the Parties otherwise agree in writing, only parties to this Unconditional Guaranty can be joined in the arbitration and only claims or disputes that arise out of, or relate to, this Unconditional Guaranty can be consolidated with the arbitration. This paragraph is referred to below as the "Class Waiver" provision.

If any provision of this Arbitration section, other than the Class Waiver provision, is found to be unenforceable or invalid, that provision shall be severed and the remaining provisions shall be enforceable without regard to such invalidity or unenforceability. If the Class Waiver provision is found to be unenforceable or invalid, this entire Arbitration section shall be unenforceable and invalid.

This arbitration provision limits the Parties rights, including the right to go to court or to have a trial by judge or jury.

THE PARTIES VOLUNTARILY AND KNOWINGLY WAIVE ANY RIGHT THEY HAVE TO A TRIAL BY JURY OR JUDGE. GUARANTOR SHOULD SEEK INDEPENDENT ADVICE BEFORE SIGNING THIS GUARANTY IF GUARANTOR DOES NOT UNDERSTAND ANY TERMS OF THIS ARBITRATION PROVISION OR THE COSTS, ADVANTAGES, OR DISADVANTAGES OF ARBITRATION. BY SIGNING THIS UNCONDITIONAL GUARANTY, GUARANTOR ACKNOWLEDGES THAT GUARANTOR HAS READ, UNDERSTANDS, AND AGREES TO BE BOUND BY THE TERMS OF THIS ARBITRATION SECTION.

24. The invalidity or unenforceability of any one or more phrases, sentences, clauses or sections contained in the Unconditional Guaranty shall not affect the validity or enforceability of the remaining portions of this Unconditional Guaranty, or any part.

25. THIS UNCONDITIONAL GUARANTY AND THE OTHER RELATED DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

26. EACH OF THE PARTIES HERETO, INCLUDING BANK BY ACCEPTANCE HEREOF, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN OR AMONG THEM THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS UNCONDITIONAL GUARANTY OR ANY RELATED DOCUMENTS OR ANY OTHER AGREEMENT OR DOCUMENT BETWEEN OR AMONG THEM OR THE OBLIGATIONS EVIDENCED HEREBY OR RELATED HERETO, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE.

27. It is the intention of Bank and Guarantor to comply with applicable law. In each and every instance, all rights shall be limited by applicable law (to the extent such laws may not be effectively waived), construed so as to comply with such laws, and such rights may not be exercised except to the extent permitted by applicable law. No part of this agreement, nor any charge or receipt by Bank, is supposed to permit Bank to impose interest or other amounts in excess of lawful amounts. If an excess occurs, Bank will apply it as a credit or otherwise refund it and the rate or amount involved will automatically be reduced to the maximum lawful rate or amount. To the extent permitted by law, for purposes of determining Bank's compliance with law, Bank may calculate charges by amortizing, prorating, allocating and spreading any such charges. Section 346 of the Texas Finance Code shall not apply.

28. FILING INFORMATION.

If a Business Entity, other than a Sole Proprietorship:

Exact Legal Name: NATIONAL HOUSE CARE INC
State of Organization: GA
Address of Chief Executive Office: ____________________
____

Exact Legal Name: ____________________
State of Organization: ____________________
Address of Chief Executive Office: ____________________
____

If an Individual, including a Sole Proprietorship:

Exact Legal Name: ____________________
Residence of Individual: ____________________
____

Exact Legal Name: ____________________
Residence of Individual: ____________________
____

G00210

IN WITNESS WHEREOF, on the date first above written, each Guarantor has caused this Unconditional Guaranty to be executed under seal by (i) if a corporation, the adoption of facsimile seal printed hereon for such special occasion and purpose (or if an impression seal appears hereon by affixing such impression seal) by its duly authorized officer(s), or (ii) if an individual, by hereunto setting his hand and seal.

INDIVIDUAL GUARANTOR(S)

_______________________(SEAL)
MICHAEL SKRIPKO

_______________________(SEAL)

_______________________(SEAL)

_______________________(SEAL)

BUSINESS ENTITY GUARANTOR(S)

____
Name of Business Entity

By: _______________________

Title: _______________________

____
Name of Business Entity

By: _______________________

Title: _______________________

____
Name of Business Entity

By: _______________________

Title: _______________________

____
Name of Business Entity

By: _______________________

Title: _______________________

000211

WACHOVIA BANK – SEPTEMBER 25, 2006

Account Number: 4386550530204221

Wachovia Bank, National Association
Business Line of Credit Agreement

Date of Agreement: September 25, 2006

Maximum Credit Limit: $ 15000.00

Borrower(s)

NATIONAL HOUSE CARE INC

This Business Line of Credit Agreement ("Agreement") contains the terms which apply to my Business Line of Credit Account ("Account") with Wachovia Bank, National Association. The words "I," "me," and "my," which also mean "we," "us," and "our," if more than one Borrower, refer to the person or persons signing this Agreement. The words "you," "your," and "yours" refer to Wachovia Bank, National Association, or any person or entity that acquires an interest in this Agreement.

PROMISE TO PAY. I promise to pay to you or your order, such sums as may be advanced and outstanding from time to time with interest thereon as provided in this Agreement, as well as all costs and expenses for which I am, or any other party is, responsible under this Agreement. I agree to make payments on my Account in accordance with the terms of this Agreement. If there are multiple Borrowers, each is jointly and severally liable for the total amount due under this Agreement. This means you can require any Borrower to pay all amounts due under this Agreement, including Advances made to any Borrower. Each Borrower authorizes any other Borrower, on his or her signature alone, to cancel the Account, to request and receive Advances, and to do all other things necessary to carry out the terms of this Agreement. You may, but are not required to, release any Borrower from responsibility under this Agreement. If you release any Borrower from responsibility, all other Borrowers will remain liable.

USE OF PROCEEDS. I agree that I will use the proceeds of the Advances for commercial purposes, and not for personal, family or household purposes.

ACCESSING THE BUSINESS LINE OF CREDIT. You will establish an Account and issue to me Access Checks. The Access Checks can be used to obtain advances from my Account, up to the amount of the Maximum Credit Limit established in this Agreement (each such borrowing is herein referred to as an "Advance"). I may also request Advances in person at any of your authorized locations. If I enroll in your On-Line Banking service and agree to the terms of your On-Line Agreement, I may use the On-Line Banking service to initiate electronic fund transfers from my Account to any deposit account I have designated for inclusion in the On-Line Banking service. I may also link my Wachovia Bank Demand Deposit Account ("DDA") debit card ("Debit Card") to access my Account at designated ATMs. A Debit Card can only be used to initiate transfers between the DDA Account associated with the Debit Card and this Account. No cash transactions are available through Debit Card ATM access. You will charge all Advances obtained under the terms of this Agreement to my Account. Advances made pursuant to Access Checks will be for the amount of the Access Check. Advances made pursuant to the use of a Debit Card will be for the amount of the Advance obtained with the Debit Card at any ATM or other outlet plus any fees charged by the ATM owner. Except for transactions covered by the Electronic Funds Transfer Act, I acknowledge and agree that when you act upon telephone instructions that you believe to be genuine, you do not accept responsibility for the authenticity of such telephone instructions. I further acknowledge and agree that you will not be liable for any loss, expense, or cost incurred as a result of any telephone request, including any fraudulent or unauthorized telephone request.

If I have a DDA with you, I may request you to provide overdraft protection for such DDA by authorizing you to link those accounts to this Account as described in this paragraph. Overdraft Advances obtained pursuant to such linking of a DDA account may be made in increments of $100.00. The overdraft protection feature works as follows: If the closing daily balance of available funds in the linked DDA account is less than $0.00, I hereby authorize and request you to make Advances to me under this Account, in increments of $100.00, in an amount sufficient to create a positive balance of available funds in the DDA (with such Advances subject in all events to the available Credit Limit of the Account and to all other terms and conditions of the DDA and this Agreement). Each Advance made to me under the overdraft protection linked arrangement will be treated for all purposes as a loan to me under this Agreement. The availability of Advances under this Agreement and the linked arrangement will expire when my right to obtain Advances is terminated or demand for payment is made. I understand and agree that I may be charged a fee under the terms and conditions of my DDA upon the occurrence of any overdraft.

I agree that from time to time you may establish other means of obtaining Advances from my Account, as permitted by applicable law, and that my signature on this Agreement constitutes my request to receive such new services. I may reject or refuse such new services at the time they are offered. I understand that all such Advances made using such services will be governed by the terms of this Agreement.

I assume responsibility for security of all Account access devices and agree to indemnify you and hold you harmless from any claim, loss or expense (including reasonable attorney's fees) incurred in connection with any access check negotiated or access device used by any signers, whether with or without my express authorization, who you, in good faith, believe to be authorized to conduct such transactions.

If there is more than one person authorized to use the Account, we agree not to give you conflicting instructions, such as one of us telling you not to honor Advances requested by another.

I agree that any Access Checks that you supply to me are your property and must be returned to you immediately upon demand if I am in default of this Agreement or my Advance privileges are terminated or suspended in accordance with the terms of this Agreement.

LIMITATIONS ON THE USE OF ACCESS DEVICES. You reserve the right not to honor requests for Advances in the following circumstances: (1) my Maximum Credit Limit has been or would be exceeded by honoring the request; (2) my

Access Check is post-dated; (3) my Access Checks are reported lost or stolen; (4) my Account has been, or could be, terminated or suspended as provided in this Agreement if you honored the request; or (5) my access device is used by someone other than the Borrowers. If a post-dated check is paid, and as a result any other check is returned or not paid, you will not be responsible for any losses or damages I incur as a result.

If you pay any Advance requested under these conditions, I agree to repay you, subject to applicable laws, for the amount of the Advance. The Advance itself will be evidence of my debt to you together with this Agreement. Your liability, if any, for wrongful dishonor of an Advance is limited to my actual damages. Dishonor for any reasons as provided in this Agreement is not wrongful dishonor.

LOST ACCESS DEVICES. If I lose my Access Checks or if someone is using them without my permission, I agree to let you know immediately. The fastest way to notify you is by calling you at 1-800-249-3869.

ATM ACCESS LIMITATIONS. Transactions conducted at ATMs are governed by the limitations of the individual ATM owners and may be subject to ATM fees and transaction limitations imposed by the ATM owner.

MAXIMUM CREDIT LIMIT. My Maximum Credit Limit is indicated above. I agree never to allow the Outstanding Balance due on my Account to exceed the Maximum Credit Limit. I also agree that you are not obligated to pay any Advance or other charge against my Account that would make my Outstanding Balance exceed my Maximum Credit Limit. I agree to immediately repay, upon demand, any Outstanding Balance that exceeds the Maximum Credit Limit established hereunder. Any increases in my Maximum Credit Limit I request will require that a new application be approved in accordance with your then applicable underwriting standards and I must sign any additional agreements that in your opinion are necessary to secure your interest.

OBLIGATION TO LEND. You are absolutely obligated under the terms of this Agreement to make Advances, provided the Outstanding Balance does not, in the aggregate, at any one time, exceed the amount indicated as the Maximum Credit Limit, and I agree to repay any Advances under the terms of this Agreement. Your obligation to make Advances to me under this Agreement ends when demand for payment is made or such Advance privileges are suspended or terminated in accordance with the terms of this Agreement.

INTEREST RATE. Interest shall accrue on the unpaid principal balance of each Advance from the date of such Advance at a per annum rate equal to the prime rate published in the "Money Rates" section of the Eastern edition of The Wall Street Journal (the "WSJ Prime Rate") plus a margin of 2.75 %, (the WSJ Prime Rate plus the margin being referred to as the "Interest Rate"). The Interest Rate for each billing cycle shall remain fixed for such billing cycle and shall be based on the WSJ Prime Rate published in The Wall Street Journal on the 25th day of the calendar month during which such billing cycle begins (the "Rate Reset Date"). If the Rate Reset Date for such billing cycle falls on a day when the WSJ Prime Rate is not published, the WSJ Prime Rate shall be the rate published on the last day prior to such Rate Reset Date on which such rate is published. In the event The Wall Street Journal discontinues publishing the WSJ Prime Rate, you shall select another index and provide prior notice of the name of the new index and in what publication the new index can be found. I acknowledge and agree that the WSJ Prime Rate is not represented or intended to be the lowest or most favorable rate offered by you to your borrowers.

MAXIMUM CHARGES. If the governing law which applies to this Agreement sets maximum loan charges and is finally interpreted so that the interest and other charges collected or to be collected in connection with this Agreement, whether pursuant to this Agreement or any related document, exceed the permitted limits, then: (a) any such interest or other charge shall be reduced by the amount necessary to reduce the interest or other charge to the permitted limit and (b) any sums already collected from me which exceeded permitted limits will be refunded to me. You may choose to make this refund by reducing the Outstanding Balance I owe under this Agreement or by making a direct payment to me. If a refund reduces the Outstanding Balance, the reduction will be treated as a partial payment. I agree to notify you of any violation of any applicable usury law within 60 days of its occurrence, and you will have 60 days to correct such violation.

INTEREST AND FEE(S) COMPUTATION. Interest shall be calculated for each billing cycle by multiplying the average daily balance by the daily rate, and multiplying the result by the number of days in the billing cycle. The "average daily balance" for each billing cycle is the sum of the daily balances for each day during the billing cycle divided by the number of days in the billing cycle. The "daily balance" for each day during the billing cycle is the balance at the beginning of such day, plus any new Advances, minus any payments, credits and unpaid interest, late charges and other fees. The "daily rate" for each billing cycle is the Interest Rate for such billing cycle divided by 365 (or 366 for leap years).

DEFAULT RATE. In addition to all other rights contained in this Agreement, if a default in the payment of the Outstanding Balance occurs, and said default remains uncured for 60 days, the Outstanding Balance on this Account shall bear interest at the Interest Rate plus 3% ("Default Rate"), except if this Agreement is governed by the laws of the State of North Carolina, effective the first day of the billing cycle which begins after the 60th day after such default. If after the effective date of the Default Rate, the payment default is cured before demand for payment is made and there does not exist a payment default or any other default for 90 days, the Default Rate will be withdrawn and interest will accrue at the Interest Rate, effective the first day of the billing cycle which begins after the 90th day after such cure. In the event that demand for payment is made when there is no default in the payment of the Outstanding Balance, the Default Rate shall apply the first day of the first billing cycle which begins after the 60th day after demand for payment until the Outstanding Balance is paid in full.

STATEMENT. If I have an Outstanding Balance or a credit balance in excess of $1.00 or if there is any interest imposed during a billing cycle, you will send me a Statement. I promise to pay you in accordance with the terms of this Agreement in United States Dollars drawn on an institution located in the United States. I understand I am prohibited from using an Advance to make my payments on this Account. I agree to be responsible for any fees or costs associated with the processing of my payments on my Account should I use a method of payment that results in extra costs or fees being assessed to you.

PAYMENTS; DEMAND. If I have an Outstanding Balance, I agree to make a minimum monthly payment equal to the greater of the interest on the outstanding Advances plus accrued but unpaid fees or $10.00.

A change in the Interest Rate can cause the balance to be repaid more quickly or more slowly. When rates decrease, less interest is due, so more of my payment repays the principal balance. When rates increase, more interest is due, so less of the payment repays the principal balance creating a larger Outstanding Balance.

If at any time, the Outstanding Balance is less than $10.00, the minimum monthly payment will be the Outstanding Balance.

For purposes of this Agreement, the term "Outstanding Balance" includes all unpaid Advances, accrued but unpaid interest and accrued but unpaid fees permitted to be charged to my Account under the terms of this Agreement or any security instrument.

I UNDERSTAND AND AGREE THAT THIS LINE OF CREDIT IS PAYABLE ON DEMAND. YOU MAY DEMAND PAYMENT OF THE OUTSTANDING BALANCE AT ANY TIME, AND I WILL PAY YOU IMMEDIATELY UPON DEMAND. In addition, the Outstanding Balance shall automatically become immediately due and payable if I commence, or have commenced against me, a bankruptcy or insolvency proceeding.

APPLICATION OF PAYMENTS. Unless otherwise prohibited by applicable law, payments will be applied in the following order: First, to the accrued but unpaid interest due; and next to any fees that that have been charged in accordance with the terms of this Agreement. The remainder of any payment will be applied to any unpaid Advances. I understand that making more than the minimum payment may not advance my next payment due date.

PAYMENT IN FULL. I AGREE THAT YOU MAY ACCEPT PAYMENTS MARKED "PAID IN FULL" WITHOUT ANY LOSS OF THE YOUR RIGHTS UNDER THIS AGREEMENT UNLESS I SEND THEM FOR SPECIAL HANDLING TO WACHOVIA BANK, N.A. EQUITY LINE SERVICES, VA 0343, PO BOX 13327, ROANOKE, VA 24040.

LATE FEE. I agree that any Late Fee imposed by you will be charged to my Account. If any payments are not timely made, I agree to pay to you a late charge as follows: 5% of each payment past due for 10 or more days, for Alabama, Connecticut, Delaware, Florida, Mississippi, New Jersey, New York, Pennsylvania, Tennessee and Texas. 5% of each payment past due for 15 or more days, for Georgia, Maryland, South Carolina and the District of Columbia; 4% of each payment past due for 15 or more days for North Carolina; and 5% of each payment past due for 8 or more days for Virginia. Such fee shall be due on the billing cycle payment date for the billing cycle during which such charge accrues. Acceptance by you of any late payment without an accompanying late charge shall not be deemed a waiver of your right to collect such late charge or to collect a late charge for any subsequent late payment received.

COMMITMENT FEE AND DOCUMENTARY STAMP TAX. I agree to pay a Commitment Fee and, unless marked with an "X" below, Documentary Stamp Tax, in the amounts stated below. I understand that you will pay the Documentary Stamp Tax if an "X" appears below. The amounts for which I am responsible will automatically be charged to my Account when it is opened and reflected in my first account statement, unless I pay such amounts at closing.

Commitment Fee: $ 0.00

Documentary Stamp Tax: $ 0.00 ______

ANNUAL FEE. I agree to pay you an annual fee equal to $50 if the Maximum Credit Limit does not exceed $25,000, and $100 if the Maximum Credit Limit exceeds $25,000. The annual fee will automatically be charged to my Account each anniversary of this Agreement, and reflected in my account statement.

RETURN PAYMENT CHECK FEE. If I make a payment to my Account by check or draft and the check or draft is returned unpaid for any reason, I agree to pay a charge of $36.00 for each returned check or draft.

OVERADVANCE FEE. I agree to pay an overadvance fee of $36 per billing cycle for each billing cycle during which the outstanding balance of Advances at any time exceeds my Maximum Credit Limit, regardless of the reason therefor. Such fee shall be due on the billing cycle payment date for the billing cycle for which such fee accrues.

RETURNED ACCESS CHECK FEE. I agree to pay you a returned access check fee of $36 per occurrence for each access check written that you return unpaid for any reason. Such fee shall be due on the billing cycle payment date for the billing cycle during which such fee accrues.

ADMINISTRATIVE/SERVICING FEES. I agree that, if after closing, I request other services related to servicing or administering my Account for which you have a scheduled charge, to the extent not prohibited by applicable law, I will pay you the then current fee for such services if you agree to perform such services.. I will be notified of the amount of the fee at the time that such action is requested. I agree that any such fees will be charged to my Account.

WAIVERS.

(A) To the extent permitted by applicable law, I agree to give up my rights to require you to do certain things. You are not required to; (1) demand payment of amounts due; (2) give notice that amounts due have not been paid, or have not been paid in the appropriate amount, time or manner, or (3) give notice that you intend to make, or are making, this Agreement immediately due.

(B) **Waiver of Interest in Credit Balance.** To the fullest extent permitted by law, I grant you the right to set off any credit balance that may exist when the Outstanding Balance becomes due against any debt or other obligation of mine due you or any affiliate, in order to pay said debts and I agree to waive any interest to such credit balance to the extent necessary to permit you to effect this right.

DEMAND/TERMINATION. In the event that you demand payment of the Outstanding Balance, and I do not immediately pay the Outstanding Balance and this obligation is referred to an attorney-at-law for collection, who is not a salaried employee of yours, to the extent not prohibited by applicable law, you will have the right to collect reasonable attorney fees along with court costs and expenses.

You may, at any time, whether or not you have demanded payment, in your sole discretion, upon written notice to me (a) terminate my right to obtain Advances as of the date specified in such notice, (b) reduce the Maximum Credit Limit as of the date specified in such notice; (c) demand immediate payment of all accrued but unpaid interest and/or (d) convert the Outstanding Balance of Advances to a term loan accruing interest at a fixed or floating rate of interest determined by you and stated in such notice, and payable in equal monthly installments of principal and interest, based on an amortization of 36 months (or such other number of months as is determined by you and stated in such notice) and a hypothetical fixed rate of interest determined by you. In any event, the Outstanding Balance of Advances and all accrued interest shall be due and payable on the maturity date stated in such notice. In the event that I do not agree to the repayment terms stated in such notice, the Outstanding Balance of Advances, plus accrued interest, shall be due and payable as of the date the first payment is due under the term loan. In the event that I make the first payment due under the term loan, such payment shall be conclusively deemed to be acceptance of the new repayment terms. I agree that, even if I accept the new repayment terms, you retain the right to demand payment of the Outstanding Balance at any time.

TERMINATION BY LESS THAN ALL BORROWERS. If one or more persons are liable under the terms of this Agreement and less than all of said persons request in writing that future Advances be terminated or temporarily suspended hereunder, you will block and otherwise suspend further Advance privileges. Upon receipt of such notice from one or all of us, you will provide written notice to all Borrowers that the Advance privileges have been suspended. I understand that said Advance privileges will not be reinstated by you until you receive a written request from all persons liable on this Account requesting reinstatement of the Advance privileges. I further agree that any request to grant reinstatement will be made at the sole discretion of you and in accordance with your policies in effect at the time such request is made.

I understand that during the time of any such suspension or termination I must continue to abide by the terms of the Agreement.

VOLUNTARY TERMINATION. I can cancel my Account at any time by destroying all of my unused Access Checks that may have been issued in connection with my Account and by sending you a signed letter requesting that you cancel my Account. I understand that my obligations under this Agreement and any changes made under it prior to cancellation will continue to apply until I have completely paid the Outstanding Balance on the Account.

ASSIGNMENT/TRANSFER OF ACCOUNT. I cannot transfer or assign my Account or this Agreement to any other person; however, I agree you can assign, pledge or transfer this Agreement.

CHANGE OF ADDRESS. I will advise you promptly if I change my mailing address, my residence (if I am an individual, including a sole proprietorship), or my chief executive office (if I am a business entity, other than a sole proprietorship).

NOTICES. All written notices and statements from you to me will be considered given when placed in the United States mail, postage paid, and addressed to me at my current address as it appears in your records. If this is a joint Account, written notice to one person is notice to all persons.

INFORMATION REPORTED TO CONSUMER REPORTING AGENCIES: Under the Fair Credit Reporting Act, I have the right to notify you if I believe you have reported inaccurate information about my Account to any Consumer Reporting Agency. Such notices should be sent in writing and include my complete name, current address, Social Security number, telephone number, Account number, type of Account, specific item in dispute and the reason why I believe the information reported is in error. I must send my notice to: Wachovia Bank, N.A., P.O. Box 3117, Winston-Salem, NC 27102.

GOVERNING LAW. This Agreement shall be governed by federal law and the laws of the state of my legal residence, or if I am a business entity (other than a sole proprietorship), my chief executive office. If my legal residence, or if I am a business entity (other than a sole proprietorship), my chief executive office, is in Maryland, this Agreement is governed by federal law, and to the extent not preempted by federal law, by *Md. Code Ann., Commercial Law §12-901 et. seq.* I, and all other signers or endorsers of this Agreement, irrevocably submit to non-exclusive personal jurisdiction in the state whose law governs this Agreement.

SAVINGS AND COMPLIANCE. It is the intention of each of us to comply with applicable law. In each and every instance, our rights shall be limited by applicable law (to the extent such laws may not be effectively waived), construed so as to comply with such laws, and our rights may not be exercised except to the extent permitted by applicable law. No part of this Agreement, nor any charge or receipt by you, is supposed to permit you to impose interest or other amounts in excess of lawful amounts. If an excess occurs, you will apply it as a credit or otherwise refund it and the rate or amount involved will automatically be reduced to the maximum lawful rate or amount. To the extent permitted by law, for purposes of determining your compliance with law, you may calculate charges by amortizing, prorating, allocating and spreading any such charges. Section 346 of the Texas Finance Code shall not apply.

ARBITRATION. For purposes of this Arbitration section, "I," "me," and "my" refer to the Borrower(s), and to the extent applicable any Guarantors, Sureties, Co-Signers, and Endorsers. You and I (the "Parties") agree that any claim or dispute ("Claim") arising out of or relating to this Agreement shall, at the election of either you or me, be resolved by binding arbitration. This includes, without limitation, Claims: (1) under local, state or federal law whether based on a constitution, statute or regulation, in contract, tort or otherwise, and whether for money damages, penalties, or declaratory or equitable relief; (2) relating to the validity, enforceability, interpretation, or scope of this arbitration provision; (3) between the Parties, or between a Party and another Party's employee, agent, parent, subsidiary, affiliate, licensee, successor, assign, or heir; (4) relating to any phase of this loan transaction including any subsequent modification, extension or renewal of this Agreement; or (5) relating to the interpretation, performance or breach of any provision of this Agreement or any other document prepared or submitted for this loan transaction, the sale and/or financing of any ancillary products or services, or to the conduct of any Party to this loan transaction.

Whoever first demands arbitration shall choose one of the following to administer the arbitration: (1) the National Arbitration Forum, or its successor, under its applicable rules in effect at the time the Claim is filed which may be obtained by mail from The National Arbitration Forum, P.O. Box 50191, Minneapolis, MN 55405-0191, or on the Internet at: http://www.arb-forum.com; or (2) the American Arbitration Association, or its successor, under its applicable rules in effect at the time the Claim is filed, which may be obtained by mail from the American Arbitration Association, Attn: Customer Service Department, 335 Madison Ave., 10th Floor, NY, NY 10017-4605 or on the Internet at http://www.adr.org. In the event that the selected arbitration entity is unwilling or unable to serve, the remaining arbitration entity from the list above shall administer the arbitration. If there is a conflict between the rules of the arbitrator and the terms of this arbitration provision, this arbitration provision shall govern.

Arbitration fees (including, for example, filing fees, administrative fees, and arbitrator fees, but excluding attorney or advisor fees) will be shared equally by the Parties, or as awarded by the arbitrator. Nothing in this arbitration provision shall prevent me from requesting that the applicable arbitration entity reduce or waive my fees, or that you voluntarily pay an additional share of said fees, based upon my financial circumstances or the nature of my claim.

The arbitration hearing shall be conducted in the federal judicial district in which I reside, or if I am a business entity (other than a sole proprietorship), in which my chief executive office is located. The Parties acknowledge that this arbitration agreement is made pursuant to a transaction involving interstate commerce, and shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 *et. seq.* ("FAA"). Judgment upon any arbitration award may be entered in any court having jurisdiction. The arbitrator shall follow existing substantive law to the extent consistent with the FAA and applicable statute of limitations and shall honor any claims or privileges recognized by law. Any ruling shall be final and binding on the Parties, except that in the event that the arbitrator's award for a Party is $0.00, or against a Party is in excess of $100,000.00, or includes an award of injunctive relief against a Party, that Party may request a new arbitration with the same arbitration entity by a new three arbitrator panel. The appealing Party requesting the new arbitration shall be responsible for the new arbitration's fees and costs, subject to a final determination by the arbitrators of a fair apportionment. If any Party requests, the arbitrators shall write an opinion containing specific findings of fact and conclusions of law.

Nothing in this Arbitration section shall be construed to prevent the use of bankruptcy, repossession, replevin, judicial or non-judicial foreclosure, set-off, attachment, garnishment or sequestration or any other prejudgment or provisional remedy that any Party may have under state or federal law. Neither Party waives the right to arbitrate by exercising any such remedies, filing suit, or seeking or obtaining provisional remedies from a court.

All Claims will be arbitrated on *an individual basis. No Party will participate as a representative or* member of any class of claimants with respect to any Claim. Nothing in this Agreement shall be construed to authorize an arbitrator to consider or conduct class action arbitration. Unless the Parties otherwise agree in writing, only the parties to the loan transaction can be joined to the arbitration, and only claims or disputes that arise out of, or relate to, the loan transaction can be consolidated with the arbitration. This paragraph is referred to below as the "Class Waiver" provision.

If any provision of this Arbitration section, other than the Class Waiver provision, is found to be unenforceable or invalid, that provision shall be severed and the remaining provisions shall be enforceable without regard to such invalidity or unenforceability. If the Class Waiver provision is found to be unenforceable or invalid, this entire Arbitration section shall be unenforceable and invalid.

This arbitration provision limits the Parties rights, including the right to go to court or to have a trial by judge or jury. **THE PARTIES VOLUNTARILY AND KNOWINGLY WAIVE ANY RIGHT THEY HAVE TO A TRIAL BY JURY OR JUDGE. I SHOULD SEEK INDEPENDENT ADVICE BEFORE SIGNING THIS AGREEMENT IF I DO NOT UNDERSTAND ANY TERMS OF THIS ARBITRATION PROVISION OR THE COSTS, ADVANTAGES, OR DISADVANTAGES OF ARBITRATION. BY SIGNING THIS AGREEMENT I ACKNOWLEDGE THAT I HAVE READ, UNDERSTAND, AND AGREE TO BE BOUND BY THE TERMS OF THIS ARBITRATION SECTION.**

OTHER PROVISIONS. *Each of us who signed this Agreement is* individually and jointly obligated for all payments due under this Agreement. If you request, I will give you any information needed to reevaluate my Account or my creditworthiness. You may, at any time, seek information about my financial condition from others including but not limited to obtaining a consumer report from a Consumer Reporting Agency. You may use the information obtained from a Consumer Reporting Agency to market additional products or services to me. If any part of this Agreement is not valid, all other parts will remain enforceable. I understand I should consult a tax advisor regarding the deductibility of interest and charges for my Account. Any person who takes over my rights or obligations under this Agreement by operation of law will have all of my rights and must keep all of my promises made in this Agreement. **THIS AGREEMENT AND THE OTHER RELATED DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.** This Agreement may not be supplemented or modified except in writing signed by you. You may modify this Agreement from time to time by written notice to me. This Agreement benefits you, your successors and assigns, and binds me and my heirs, personal representatives and assigns. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such determination shall not affect the enforceability of the remaining provisions of this Agreement. Headings are for convenience of reference only and shall not affect the construction of this Agreement or any other document associated with this Agreement. If I am not an individual, I represent that I am a corporation, general partnership, limited partnership, limited liability company or other legal entity, duly organized, validly existing and in good standing under the laws of the state of organization, and I am authorized to do business in each other jurisdiction where my ownership of property or conduct of business legally requires such authorization; I have the power and authority to own my property and assets and carry on my business as now being conducted and contemplated; and I have the power and authority to execute, deliver and perform, and I have taken all necessary action to authorize the execution, delivery and performance of this Agreement and all related documents. Except as prohibited by law, I grant to you a security interest in all of my accounts with you or any of your affiliates. I agree to promptly pay all documentary, intangible recordation and/or similar taxes or charges arising from time to time.

LIMITATION ON LIABILITY; WAIVER OF PUNITIVE DAMAGES. EACH OF THE PARTIES, INCLUDING YOU BY ACCEPTANCE OF THIS AGREEMENT, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN THE PARTIES THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS AGREEMENT OR ANY RELATED DOCUMENTS OR ANY OTHER AGREEMENT OR DOCUMENT BETWEEN THE PARTIES OR THE OBLIGATIONS EVIDENCED BY THIS AGREEMENT OR RELATED TO THIS AGREEMENT, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE.

USA PATRIOT ACT NOTICE. To help fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For purposes of this section, account shall be understood to include loan accounts.

[FOR CONNECTICUT] CONNECTICUT PREJUDGMENT REMEDY WAIVER. I AND EACH OTHER SIGNER AND ENDORSER OF THIS AGREEMENT ACKNOWLEDGES THAT THE TRANSACTIONS REPRESENTED BY THIS AGREEMENT ARE COMMERCIAL TRANSACTIONS AND HEREBY VOLUNTARILY AND KNOWINGLY WAIVES ANY RIGHTS TO NOTICE OF AND HEARING ON PREJUDGMENT REMEDIES UNDER CHAPTER 903A OF THE CONNECTICUT GENERAL STATUTES OR OTHER STATUTES AFFECTING PREJUDGMENT REMEDIES, AND

AUTHORIZES YOUR ATTORNEY TO ISSUE A WRIT FOR A PREJUDGMENT REMEDY WITHOUT COURT ORDER, PROVIDED THE COMPLAINT SHALL SET FORTH A COPY OF THIS WAIVER.

SIGNATURES. Prior to signing this Agreement, I read and understood all of its terms, including the arbitration provision. By signing, I agree to the terms of this Agreement and acknowledge receipt of a completed copy of this Agreement.

CAUTION – IT IS IMPORTANT THAT I READ ALL PAGES OF THIS AGREEMENT BEFORE I SIGN IT. DO NOT SIGN THIS AGREEMENT IF IT CONTAINS ANY BLANK SPACES.

______________________________(SEAL)
Borrower

______________________________(SEAL)
Borrower

______________________________(SEAL)
Borrower

______________________________(SEAL)
Borrower

[IF BORROWER IS NOT AN INDIVIDUAL, USE THE FOLLOWING SIGNATURE BLOCK]

NATIONAL HOUSE CARE INC (SEAL)
Borrower

By: ______________________________
Name: MICHAEL SKRIPKO
Title: VICE PRESIDENT

By: ______________________________
Name: ______________________________
Title: ______________________________

FOR OFFICE USE ONLY

Endorsement.
Pay to the Order of ______________________________

Without Recourse
Wachovia Bank, National Association

By: ______________________________
Name: ______________________________
Title: ______________________________

000218

UNCONDITIONAL GUARANTY

(Date of Execution and Delivery)

PRIMARY OBLIGOR(S): NATIONAL HOUSE CARE INC
(Print Full Name) (No. Street of RFD) (City) (State) (Zip)

GUARANTOR(S): MICHAEL SKRIPKO
(Print Full Name) (No. Street of RFD) (City) (State) (Zip)

GUARANTOR(S):
(Print Full Name) (No. Street of RFD) (City) (State) (Zip)

OBLIGEE: WACHOVIA BANK, NATIONAL ASSOCIATION

(Mailing Address) (No. and Street)

WHEREAS, the above PRIMARY OBLIGOR(S) (hereinafter jointly and severally termed "Customer") desire(s) to obtain extensions of credit and/or a continuation of credit extensions and/or to engage in business transactions and enter into various relationships and otherwise to deal with Wachovia Bank, National Association (hereinafter termed "Bank"); and

WHEREAS, Bank is unwilling to extend or continue credit to and/or to engage in business transactions and enter into various contractual relationships with, and otherwise to deal with Customer, unless it receives an unconditional and continuing, joint and several guaranty of payment from the above identified, undersigned GUARANTOR(S) (hereinafter collectively termed "Guarantor"), covering all "Obligations of Customer," as hereinafter defined;

NOW, THEREFORE, in consideration of the premises and of other good and valuable consideration, and in order to induce Bank, from time to time, in its sole discretion to extend or continue to extend credit (with or without security) to and/or to engage in business transactions and enter into various contractual relationships with Customer, (without limiting the generality of the foregoing), this Unconditional Guaranty is being given in order to induce Bank to lease and/or sell real, personal and/or mixed property to Customer, to extend credit to Customer, to purchase or discount any acceptances, accounts, chattel paper, checks, contracts, contract rights, drafts, general intangibles, instruments, investment securities, land contracts, purchase money security agreements (conditional sale contracts of real and/or personal property), real and/or personal property leases or any other instruments or evidences of indebtedness (with or without recourse) upon which Customer, jointly or severally, is or may be liable as maker, co-maker, indorser, acceptor, guarantor, surety or otherwise and otherwise to deal with Customer) Guarantor, jointly and severally, if more than one, hereby absolutely and unconditionally guarantees to Bank and its successors and assigns the due and punctual payment of all liabilities and obligations of said Customer to Bank, and its Affiliates, primary or secondary (whether by way of endorsement or otherwise), whether now existing or hereafter arising, whether arising out of contract(s), tort(s) or otherwise, whether created directly with Bank (or its Affiliates) or acquired by Bank (or its Affiliates) through purchase, assignment, indorsement or otherwise; whether matured or unmatured; whether absolute or contingent; whether joint or several, as and when the same become due and payable (whether by acceleration or otherwise), in accordance with the terms of any such instruments, accounts receivable and other security agreements, land and/or other contracts, drafts, leases, chattel paper, debts, obligations or liabilities evidencing any such indebtedness, obligations or liabilities, including all renewals, extensions and/or modifications thereof and Guarantor further guarantees to Bank the performance of all obligations, liabilities and covenants of Customer to Bank including, but not limited to, those contained in each document or instrument evidencing or securing the obligations of Customer to Bank (all covenants, liabilities and obligations of the Customer to Bank, including all of the foregoing, being hereinafter collectively termed "Obligations of Customer"), provided, however, that if and only if an amount is here specified; to wit:

(Leave blank, if liability hereunder is unlimited) ($__________)

then, the maximum liability, jointly and severally, of the undersigned Guarantors hereunder, at any one time outstanding, with respect to the aggregate principal amount of the Obligations of Customer, shall not exceed the sum of money above specified, plus all interest or late charges, finance charges, costs of court and the reasonable attorneys' fees of Bank.

If no amount is specified in the blank above provided, the joint and several liability of the undersigned Guarantors hereunder shall be unlimited. If this Unconditional Guaranty is limited by specifying an amount in the blank above provided, this Unconditional Guaranty is intended to supplement and is in addition to any other guaranties held by Bank.

☐ If checked here, this Unconditional Guaranty is secured by personal or real property collateral described on attached Schedule A, incorporated herein by reference, and/or if the collateral is realty, by the deed of trust, mortgage, deed to secure debt, or indemnity deed of trust executed by Guarantor of even date.

Further, whether or not suit is brought by Bank to acquire possession of collateral or to enforce collection of any unpaid balance(s) hereunder, Guarantor expressly hereby agrees to pay all legal expenses and the reasonable attorneys' fees actually incurred by Bank. Guarantor hereby stipulates and agrees that, if suit is instituted, 15% of the total amount(s) due hereunder and remaining unpaid at the time suit is instituted by Bank shall be deemed to be "reasonable attorneys' fees."

In order to implement the foregoing and as additional inducements to Bank, Guarantor further covenants and agrees:

1. This guaranty is and shall remain an unconditional and continuing guaranty of payment and not of collection, shall remain in full force and effect irrespective of any interruption(s) in the business or other dealings and relations of Customer with Bank and shall apply to and guarantee the due and punctual payment of all Obligations of Customer owed by Customer to Bank (and its Affiliates). To that end Guarantor hereby expressly waives any right to require Bank to bring any action against any Customer or any other person(s) or to require that resort be had to any security or to any balance(s) of any deposit or other account(s) or debt(s) or credit(s) on the books of Bank in favor of Customer or any other person(s). Guarantor acknowledges that its liabilities and obligations hereunder are primary rather than secondary, recognizing that Customer is first above identified as "PRIMARY OBLIGOR" and undersigned are identified first above as "GUARANTOR(S)" solely for convenience in identification of the parties involved in this Unconditional Guaranty and in the obligation being secured hereby. However, any Guarantor hereunder may, by a written notice, delivered personally to or received by certified or registered United States Mail by an Officer of Bank actually involved in the transaction being guaranteed hereby, at the address first above given, terminate this Unconditional Guaranty with respect to all Obligations of Customer incurred or contracted by Customer, acquired by Bank or otherwise arising more than three (3) banking days after the date of which such written notice is so delivered to or received by said Bank Officer. However, nothing herein shall be construed to allow Guarantor to terminate this Unconditional Guaranty as to any Obligations of Customer then existing or arising subsequent to receipt by Bank of said notice, if the Obligations of Customer are a result of Bank's obligation to make advances subject to a commitment entered into before receiving the notice or are a result of advances which are necessary for Bank to protect its collateral or otherwise preserve its interests.

2. Time is of the essence hereof. Any notice(s) to Guarantor shall be sufficiently given, if mailed to the first above stated address(es) of Guarantor.

valid unless they are reduced to writing, duly executed by the party to be charged thereby and expressly approved in writing by an Officer of the Bank actually involved in the transactions being guaranteed hereby.

4. If any process is issued or ordered to be served upon Bank, seeking to seize Customer's and/or guarantor's rights and/or interests in any deposit or other account(s) maintained with Bank, the balance(s) in any such account(s) shall immediately be deemed to have been and shall be set off against any and all Obligations of Customer and/or all obligations and liabilities of Guarantor hereunder, as of the time of the issuance of any such writ or not Customer, Guarantor and/or Bank shall then have been served therewith.

5. All moneys available to and/or received by Bank for application toward payment of (or reduction of) the Obligations of Customer may be applied by Bank to such individual debts) in such manner, and apportioned in such amount(s) and at such time(s), as Bank, in its sole discretion, may deem suitable or desirable.

6. Where any money is due Bank hereunder, Guarantor hereby authorizes Bank to exercise its right of setoff or "bank lien" with respect to any moneys deposited in demand, checking, time, savings or other accounts of any nature maintained in and with it by any of the undersigned, without advance notice. Said right of setoff shall also be applicable and exercised by Bank, in its sole discretion, where Bank is indebted to any Guarantor by reason of any Certificate(s) of Deposit, Bond(s), Note(s) or otherwise, whether or not the indebtedness of Bank is then due and owing and the exercise of the right of setoff results in the application of a penalty for early withdrawal or termination.

7. Guarantor acknowledges that any termination of liability hereunder, as provided for in paragraph 1, supra, shall not release Guarantor from full liability for Obligations of Customer hereby guaranteed and then in existence or from any renewal(s) or extension(s) thereof in whole or in part, whether such renewals or extensions are made before or after the effective date of such termination, and with or without notice to Guarantor.

8. Guarantor agrees that his liability hereunder shall not be diminished by any failure on the part of Bank to perfect (by filing, recording or otherwise) any security interest(s) it may have in any property securing this Unconditional Guaranty and/or the Obligations of Customer secured hereby and hereunder.

9. Guarantor further hereby consents and agrees that Bank may at any time, or from time to time, in its sole discretion: (i) renew, extend and/or change the time of payment, and/or the any manner, place or terms of payment of any or all of the Obligations of Customer, or increase the amount of the Obligations of Customer; (ii) exchange, release and/or surrender all or any of the collateral security by whomsoever deposited, which is or may hereafter be held by it in connection with all or any of the Obligations of Customer and/or any liabilities or obligations of Guarantor hereunder; (iii) sell or otherwise dispose of and/or purchase all or any of any such collateral at public or private sale, or to or through any securities broker, and after deducting all costs and expenses of every kind for collection, preparation for sale, sale or delivery, the net proceeds of any such sale(s) or other disposition may be applied by Bank upon all or any of the Obligations of Customer; and (iv) proceed against, settle, release or compromise with, the Customer, any insurance carrier and/or any other person(s) liable thereon, any and all of the Obligations of Customer, and/or subordinate the payment of all or any part of same to the payment of any other debts or claims, which may at any time(s) be due or owing to Bank and/or any other person(s); all in such manner and upon such terms as Bank may deem proper and/or desirable, and without notice to or further assent from Guarantor, it being agreed that Guarantor shall be and remain bound upon this Unconditional Guaranty, irrespective of the existence, value or condition of any collateral, and notwithstanding any such change, exchange, settlement, compromise, surrender, release, sale or other disposition, application, renewal or extension and notwithstanding also that the Obligations of Customer may at any time(s) exceed the aggregate principal sum hereinabove prescribed (if any such limiting sum appears). Further, this Unconditional Guaranty shall not be construed to impose any obligation on Bank to extend or continue to extend credit or otherwise to deal with Customer at any time. Guarantor waives any obligation of Bank to release any collateral until at least one year after full payment and satisfaction of all Obligations of Customer.

10. If Customer is an organization, this Unconditional Guaranty covers all Obligations of Customer purporting to be created or undertaken on behalf of such organization by any officer, partner, manager or agent of such organization, without regard to the actual authority of any such officer, partner, manager or agent, whether or not corporate resolutions, proper or otherwise, are given by any corporate Customer to Bank and/or whether or not such purported organizations are legally chartered or organized.

11. Guarantor warrants, represents and covenants to Bank that on and after the date hereof:

(a) The fair saleable value of Guarantors assets exceeds its liabilities, Guarantor is meeting its current liabilities as they mature, and Guarantor is and shall remain solvent;

(b) All financial statements of Guarantor furnished to Bank are true and correct and accurately reflect the financial condition of Guarantor as of the respective dates thereof;

(c) Since the date of such financial statements, there has not occurred and will not hereafter occur a material adverse change in the financial condition of Guarantor;

(d) There are not now pending any court or administrative proceedings or undischarged judgments against Guarantor, no federal or state tax liens have been filed or threatened against Guarantor, and Guarantor is not in default or claimed default under any agreements;

(e) At such reasonable times as Bank requests, Guarantor will furnish Bank with a current financial statement and such other financial information as Bank may reasonably request; and

(f) Guarantor is not an individual, Guarantor is a corporation, general partnership, limited partnership, limited liability company or other legal entity, duly organized, validly existing and in good standing under the laws of the state of organization, and is authorized to do business in each other jurisdiction where its ownership of property or conduct of business requires such authorization; it has the power and authority to own its property and assets and carry on its business as now being conducted and contemplated; and has the power and authority to execute, deliver and perform, and has taken all necessary action to authorize the execution, delivery and performance of this Unconditional Guaranty and all related documents.

12. In consideration of Bank's extension of credit to Customer, in Bank's sole discretion, Guarantor hereby agrees:

(a) To subordinate, and by this Unconditional Guaranty does subordinate, debts now or hereafter owned by Customer to Guarantor (the "Subordinated Debt") to any and all debts of Customer to Bank now or hereafter existing while this Unconditional Guaranty is in effect.

(b) Every note evidencing any part of the Subordinated Debt and every ledger page relating thereto will bear a legend which will indicate this subordination.

(c) Guarantor will not request or accept payment of or any security for any part of the Subordinated Debt, and if all or any part of it should be paid to Guarantor, through error or otherwise, Guarantor will immediately forward every such payment to Bank in the form received properly endorsed to the order of Bank to apply on any debt then owing to Bank by the Customer. This subordination shall continue in full force and effect as long as this Unconditional Guaranty is in effect.

13. This Unconditional Guaranty shall be binding upon Guarantor, and the heirs, executors, administrators, successors and assigns of Guarantor; and it shall inure to the benefit of, and be enforceable by, Bank and its successors, transferees and assigns. Bank may pledge or assign its rights under this Unconditional Guaranty and any related document to any Federal Reserve Bank. It further shall be deemed to have been made under and shall be governed by the laws of the state in which this Unconditional Guaranty is executed in all respects, including matters of construction, validity and performance. Guarantor irrevocably agrees to submit to personal jurisdiction in the state in which this Unconditional Guaranty is executed. Service of process on the Guarantor arising out of or relating to this Unconditional Guaranty shall be effective if mailed to Guarantor at the address first above given, or at such address as provided in writing by Guarantor to Bank.

14. Further, all terms or expressions contained herein which are defined in the Uniform Commercial Code shall have the same meaning herein as in said Code.

15. No waiver by Bank of any default(s) by Guarantor or Customer shall operate as a waiver of any other default or of the same default on a future occasion. No failure or delay to act, or departure from the terms of this Unconditional Guaranty, by Bank in exercising any right or power shall operate as a waiver of any such right or power. If more than one person has signed this Unconditional Guaranty, such parties are jointly and severally obligated hereunder. Further, use of the masculine or neuter pronoun herein shall include the masculine, feminine and neuter, and also the plural. The term "Guarantor," as used herein, shall (if signed by more than one person) mean the "Guarantors and each of them." If any Guarantor shall be a partnership, the obligations, liabilities and agreements on the part of such Guarantor shall remain in full force and effect and fully applicable notwithstanding any changes in the individuals composing the partnership. Further, the term "Guarantor" shall include in such event any altered or successive partnerships, it being also understood that the predecessor partnership(s) and their partners shall not thereby be released from any obligations or liabilities hereunder. Bank, or any other holder hereof, may correct patent errors in the Unconditional Guaranty.

16. Guarantor waives and releases the following rights, demands, and defenses Guarantor may have with respect to Bank and collection of the Obligations of Customer: (a) promptness and diligence in collection of any of the Obligations of Customer or the obligations of any other person liable thereon, and in foreclosure of any security interest and sale of any property serving as collateral for the Obligations of Customer; (b) any law or statute that requires that Bank make demand upon, assert claims against, or collect from Customer or other persons or entities, foreclose any security interest, sell collateral, exhaust any remedies, or take any other action against Customer or other persons or entities prior to making demand upon, collecting from or taking action against Guarantor with respect to the Obligations of Customer, including any such rights Guarantor might otherwise have had under Va. Code §§ 49-25 and 49-26, et seq., N.C.G.S. §§ 26-7, et seq., Tenn. Code Ann. § 47-12-101, O.C.G.A. § 10-7-24, and any successor statute and any other applicable law; (c) any law or statute that requires that Customer or any other person be joined in, notified of or made part of any action against Guarantor; (d) that Bank or its affiliates preserve, insure or perfect any security interest in collateral or sell or dispose of collateral in a particular manner or at a particular time, provided that Bank's obligation to dispose of collateral in a commercially reasonable manner is not waived hereby; (e) notice of acceptance of this Guaranty, extensions, modifications, renewals, or novations of the Obligations of Customer, of any new transactions or other relationships between Bank, Customer and/or any guarantor, and of changes in the financial condition of, ownership of, or business structure of the Customer or any other guarantor; (f) presentment, protest, notice of dishonor, notice of default, demand for payment, notice of intention to accelerate maturity, notice of acceleration of maturity, notice of sale, and all other notices of any kind whatsoever to which Guarantor may be entitled; (g) the right to assert against Bank or its affiliates any defense (legal or equitable), set-off, counterclaim, or claim that Guarantor may have at any time against Borrower or any other party liable to Bank or its affiliates; (h) all defenses relating to invalidity, insufficiency, unenforceability, enforcement, release or impairment of Bank's or its affiliates' lien on any collateral, of any related document, or of any other guaranties held by Bank; (i) any right to which Guarantor is or may become entitled to be subrogated to Bank's or its affiliates' rights against Customer or to seek contribution, reimbursement, indemnification, payment or the like, or participation in any claim, right or remedy of Bank or its affiliates against Customer or any security which Bank or its affiliates now has or hereafter acquires, until such time as the Obligations of Customer have been fully satisfied beyond the expiration of any applicable preference period; (j) any claim or defense that acceleration of maturity of the Obligations of Customer is stayed against Guarantor because of the stay of assertion or of acceleration of claims against any other person or entity for any reason including the bankruptcy or insolvency of that person or entity; and (k) the right to marshalling of Borrower's assets or the benefit of any homestead rights or exemption claimed by Guarantor.

17. If the governing law which applies to this Unconditional Guaranty sets maximum loan charges and is finally interpreted so that the interest and other charges collected or to be collected in connection with the Obligations of Customer, whether pursuant to this Unconditional Guaranty or any related document, exceed the permitted limits, then: (a) any such interest or other charge shall be reduced by the amount necessary to reduce the interest or other charge to the permitted limit and (b) any sums already collected from Guarantor which exceeded permitted limits will be refunded to Guarantor. Bank may choose to make this refund by reducing the amount owed under this Unconditional Guaranty or by making a direct payment to Guarantor. If a refund reduces the amount owed, the reduction will be treated as a partial payment. Guarantor agrees to notify Bank of any violation of any applicable usury law within 60 days of its occurrence, and Bank will have 60 days to correct such violation.

18. Guarantor acknowledges and represents that it has relied upon its own due diligence in making its own independent appraisal of Customer and its business, affairs and financial condition, will continue to be responsible for making its own independent appraisal of such matters and has not relied upon and will not hereafter rely upon Bank for information for such appraisal or other assessment of review and, further, will not rely upon any such information which may now or hereafter be prepared by or for Bank for any appraisals regarding the Customer. Guarantor further acknowledges and agrees (i) that Guarantor's obligations to Bank are unaffected by any claim asserted by Customer against Bank, and (ii) Guarantor's obligations are not altered or impaired by any changes in Guarantor's relationship with Customer.

19. If Bank is required or in good faith settles a pending or threatened claim at any time pursuant to any bankruptcy, insolvency, liquidation or reorganization law to return any portion of the payments made by Customer or any other person or entity with respect to the Obligations of Customer, Guarantor shall, on demand of Bank, forthwith pay to Bank any such amounts.

20. **SECURITY AGREEMENT.** As security for any and all liabilities of Guarantor hereunder, now existing or hereafter arising, or otherwise, Guarantor hereby grants Bank a security interest in (i) the collateral described on Schedule A, together with any accessories, equipment or replacement parts installed therein, plus all additions, replacements or accessions to, and proceeds of the collateral, and (ii) any and all moneys or other property and the proceeds thereof which have been or may hereafter be deposited or left with Bank (or with any agent or other third party acting on Bank's behalf) for the account or credit of Guarantor ("Collateral"). The Collateral will secure any other obligations of Guarantor with Bank, now or in the future unless the Collateral is used as Guarantor's principal dwelling or household goods. No financing statement (other than any filed or approved by Bank) covering any Collateral is on file in any public filing office.

This perfected security interest also covers: (a) insurance premiums and other similar charges; (b) proceeds of any insurance policies or similar coverage on the Collateral; and (c) proceeds of any insurance policies on the life or health of Customer which are financed by Bank. Guarantor also gives Bank a security interest in any Collateral (other than household goods or Guarantor's principal dwelling) that secures any other obligations Guarantor owes to Bank, now or in the future. Bank expressly

... security interest in Guarantor's principal dwelling and household goods for any existing or future transactions between Bank and Guarantor.

If Guarantor has given Bank a security interest in Collateral, Guarantor represent to Bank that the following statements are true and Guarantor agrees to the following:

(a) Guarantor owns the Collateral. The Collateral is free and clear of all liens, security interests, and claims except those previously reported in writing to and approved by Bank, and Guarantor promises to keep the Collateral free and clear from all liens, security interests and claims, other than those granted to or approved by Bank. Guarantor has good and marketable title to the Collateral and will warrant and defend same against all claims. Guarantor will not transfer, sell, or lease the Collateral (except as permitted herein). Guarantor agrees to pay promptly all taxes and assessments upon or for the use of the Collateral and on this Security Agreement. At its option, Bank may pay taxes, liens, security interests or other encumbrances at any time levied or placed on the Collateral. Guarantor agrees to reimburse Bank, on demand, for any such payment made by Bank. Any amounts so paid by Bank will be added to the Obligations of Customer.

(b) Bank shall have no custodial or ministerial duties to perform with respect to the Collateral except as set forth herein; and by way of explanation and not by way of limitation, Bank will not be liable for any loss or depreciation of the Collateral (unless caused by its willful misconduct or gross negligence).

(c) Guarantor's name and address appearing in this Unconditional Guaranty are Guarantor's exact legal name and the address of Guarantor's legal residence, or if Guarantor is a business entity (other than a sole proprietorship), Guarantor's chief executive office. There has been no change in Guarantor's name, or the name under which Guarantor conducts business, within the five years preceding the date hereof except as previously reported in writing to Bank. Guarantor has not changed its legal residence, or if Guarantor is a business entity (other than a sole proprietorship), its chief executive office, within the five years preceding the date hereof except as previously reported in writing to Bank. If Guarantor is a business entity (other than a sole proprietorship) it is organized under the laws of the state identified in this Unconditional Guaranty as its state of organization and it has not changed the state of its organization within the five years preceding the date hereof except as previously reported in writing to Bank. Guarantor will notify Bank in writing at least 30 days prior to any change in: (i) its chief executive office and/or residence; (ii) its name or identity; (iii) its organizational structure; or (iv) the state in which it is organized. In addition, Guarantor shall promptly notify Bank of any claims or alleged claims of any other person or entity to the Collateral or the institution of any litigation, arbitration, governmental investigation or administrative proceedings against or affecting the Collateral. Guarantor will keep the Collateral at the location(s) previously provided to Bank until such time as Bank provides written advance consent to a change of location. Guarantor will bear the cost of preparing and filing any documents necessary to protect Bank's liens.

(d) Guarantor authorizes Bank to file financing statements covering the Collateral without Guarantor's signature where authorized by law. Guarantor agrees to comply with, facilitate, and otherwise assist Bank in connection with perfecting Bank's security Interest. In addition, Guarantor agrees to sign, deliver, and file any additional documents or certifications Bank may consider necessary to perfect, continue, and preserve Guarantor's obligations under this Unconditional Guaranty, and to confirm Bank's lien status on any Collateral, and to pay all costs and expenses of filing or applying for the same, where Bank deems filing to be desirable. Guarantor hereby appoints Bank as Guarantor's true and lawful attorney, with full power of substitution to take any and all appropriate action and to execute any and all documents, instruments or applications that may be necessary or desirable to accomplish the purpose and carry out the terms of this Unconditional Guaranty. The foregoing power of attorney is coupled with an interest and shall be irrevocable until all of the obligations stated in this Unconditional Guaranty have been paid in full. Neither Bank nor anyone acting on its behalf shall be liable for acts, omissions, errors in judgment, or mistakes in fact in such capacity as attorney-in-fact. Guarantor ratifies all acts of Bank as attorney-in-fact.

(e) If Guarantor pledges securities, cash accounts, deposit accounts, certificates of deposit or other liquid Collateral as Collateral for this Unconditional Guaranty, then Guarantor grants to Bank a security interest in such Collateral and all additions or replacements to, or proceeds of, such Collateral as is more fully described in the separate agreement (the "Pledge Agreement") executed as of the same date as this Unconditional Guaranty. The Pledge Agreement describes the Collateral in detail and protects Bank from possible losses that might result if Guarantor does not keep the promises that it makes in this Unconditional Guaranty. The Pledge Agreement also describes how and under what conditions Guarantor may also be required to make immediate payment in full of all amounts that it owes under this Unconditional Guaranty. Guarantor agrees to these conditions.

(1) If the liquid Collateral includes securities, Guarantor agrees to deliver immediately to Bank any certificates for shares, together with stock powers executed in blank, representing the Collateral and any stock dividend, stock split or right to subscribe.

(2) If the liquid Collateral includes a securities account, Guarantor agrees to sign and deliver, and to authorize the broker where Guarantor maintains the pledged securities account to sign and deliver, a control agreement satisfactory to Bank.

(3) If the liquid Collateral is "margin stock" as defined in Regulation U of the Board of Governors of the Federal Reserve System, Guarantor agrees to deliver to the Bank, upon demand, additional securities satisfactory to Bank to be added to the Collateral to comply with applicable margin requirements.

(f) If Guarantor does not provide, or assist Bank in obtaining, a perfected security interest in the Collateral, and Bank incurs any expenses, including attorneys' fees, in order to obtain a perfected security interest, Guarantor will be responsible for such expenses. To the extent not otherwise prohibited by the law governing this Unconditional Guaranty, I agree that Bank may add the amount of such expenses to the Obligations of Customer.

(g) Guarantor understands that it bears all risk of loss with respect to the Collateral. The injury to or loss of the Collateral, either partial or total, shall not release Guarantor from payment or other performance of the terms of this Unconditional Guaranty. Guarantor agrees to obtain and maintain in force property/hazard insurance on the Collateral in the maximum amount, and for the maximum term, permitted by applicable law. Guarantor acknowledges that it may obtain such insurance from any insurance company of its choice, so long as the insurance company is acceptable to Bank. Guarantor agrees to name Bank as a loss payee on such insurance. Unless Guarantor provides Bank with evidence of the insurance coverage required by its agreement with Bank, Bank may purchase insurance at Guarantor's expense to protect Bank's interests in the Collateral. This insurance may, but need not, protect Guarantor's interests. The coverage that Bank purchases may not pay any claim that Guarantor makes or any claim that is made against Guarantor in connection with the Collateral. Guarantor may later cancel any insurance purchased by Bank, but only after providing Bank with evidence that Guarantor has obtained insurance as required by this agreement. If Bank purchases insurance for the Collateral, Guarantor will be responsible for the costs of the insurance, including interest and any other charges Bank may impose in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance will be added to the Obligations of Customer. Guarantor understands that the costs of the insurance obtained by Bank may be more than the cost of insurance Guarantor may be able to obtain on its own. Guarantor hereby assigns to Bank the proceeds of all property/hazard insurance covering the Collateral up to the amount of the Obligations of Customer and any other obligations of Guarantor secured by the Collateral, and Guarantor directs any insurer to make payments directly to Bank. Guarantor hereby appoints Bank its attorney-in-fact, which appointment shall be irrevocable and coupled with an interest for so long as said obligations are unpaid, to file proof of loss and/or any other forms required to collect from any insurer any amount due from any damage or destruction of the Collateral, to agree to and bind Guarantor as to the amount of said recovery, to designate payee(s) of such recovery, to grant releases to insurer, to grant subrogation rights to any insurer, and to endorse any settlement check or draft. Guarantor agrees not to exercise any of the foregoing powers granted to Bank without Bank's prior written consent.

21. Guarantor shall be in default under this Unconditional Guaranty upon the happening of any of the following events, circumstances or conditions, namely:

(a) Default in the payment of performance of any of the obligations or of any covenant, warranty or liability contained or referred to herein, or contained in any other contract or agreement of Customer or Guarantor with Bank, or its Affiliates, howsoever created, whether primary or secondary, whether direct or indirect, absolute or contingent, whether now existing or hereafter arising, due or to become due; or

(b) Any warranty, representation or statement made or furnished to Bank by or on behalf of Customer or Guarantor, in connection with this Unconditional Guaranty or to induce Bank to extend credit or otherwise deal with either Customer or Guarantor, being false in any material respect when made or furnished or becoming materially false, if such warranty or representation is ongoing in nature; or

(c) Death, dissolution, termination of existence, insolvency, business failure, appointment of a Receiver of any part of the property of, Assignments for the Benefit or Creditors by, or the commencement of any proceeding under any State of Federal bankruptcy or insolvency laws by or against Guarantor or Customer, or

(d) Failure of a business entity Customer or Guarantor, other than a sole proprietorship, to maintain its existence in good standing; or

(e) The assertion or making of any seizure, vesting or intervention by or under authority of any government by which the management of Customer or Guarantor is displaced of their authority in the conduct of their business(es) or their business(es) is curtailed; or

(f) Upon the entry of any monetary judgment or the assessment and/or filing of any tax lien against either Customer or Guarantor or upon the issuance of any writ of garnishment or attachment against any property of, debts due or rights of Customer or Guarantor, to specifically include the commencement of any action or proceeding to seize any Collateral or moneys of either Customer or Guarantor on deposit in any account with Bank; or

(g) If any Collateral is used in violation of any law or regulation, or if the Collateral is impaired, damaged, lost or stolen, or if any Collateral held by Bank is removed from the custody of Bank, or if the collateral is sold or leased; or

(h) The acquisition of substantially all of Customer's or Guarantor's business or assets, or a material portion of such business or assets, if such sale is outside the ordinary course of business, or more than 50% of its outstanding stock or voting power in a single transaction or series of transactions, or the acquisition of substantially all of the business or assets or more than 50% of the outstanding stock or voting power of any other entity, or should Customer or Guarantor enter into any transaction of merger or consolidation without prior written consent of Bank; or

(i) Customer or Guarantor shall be a debtor, either voluntarily or involuntarily, under (and as the term debtor is defined in) the Bankruptcy Code, or should the Customer or Guarantor be generally not paying its debts as such debts become due; or

(j)Failure of said Customer or Guarantor to furnish financial statements or other financial information reasonably requested by Bank; or

(k) If Bank should otherwise deem itself, any security interests, its collateral or property or the Obligations of Customer guaranteed hereby and hereunder and/or the liabilities of Guarantor hereunder unsafe or insecure; or should Bank, in good faith, believe that the prospect of payment or other performance by Customer and/or Guarantor is impaired.

22. Upon the occurrence of any of the foregoing events, circumstances or conditions of default, Bank may at its option fully accelerate all of the obligations evidenced herein and secured or guaranteed hereby, and the same at Bank's option shall be immediately due and payable without notice. Further, Bank shall then have all the rights and remedies granted hereunder, all of the rights and remedies of a Secured Party and/or Holder-in-Due-Course under the Uniform Commercial Code and/or other applicable law(s). Any notice of sale, disposition or other action by Bank with respect to the Collateral required by law and sent to Guarantor at its address at least 5 days prior to such action shall constitute reasonable notice to Guarantor. Bank shall be entitled to apply the proceeds of any sale or other disposition of the Collateral and the payments receive by Bank with respect to any of the Collateral to the obligations secured by the Collateral in such order and manner as Bank may determine. Collateral that is subject to rapid declines in value and is customarily sold in recognized markets may be disposed of by Bank in a recognized market for such Collateral without providing such notice of sale.

23. ARBITRATION: Bank and Guarantor (the "Parties") agree that any claim or dispute ("Claim") arising out of or relating to the Obligations of Customer shall, at the election of Bank or Guarantor, be resolved by binding arbitration. This includes, without limitation, Claims: (1) under local, state or federal law, whether based on a constitution, statute or regulation, in contract, tort or otherwise, and whether for money damages, penalties, or declaratory or equitable relief; (2) relating to the validity, enforceability, interpretation, or scope of this arbitration provision; (3) between the Parties, or between a Party and another Party's employee, agent, parent, subsidiary, affiliate, licensee, successor, assign, or heir; (4) relating to any phase of the Obligations of Customer, including any subsequent modification, extension or renewal of the Obligations of Customer; or (5) relating to the interpretation, performance or breach of any provision of this Unconditional Guaranty or any other document prepared or submitted relating to the Obligations of Customer, the sale and/or financing of any ancillary products or services, or to the conduct of any Party relating to the Obligations of Customer.

Whoever first demands arbitration shall choose one of the following to administer the arbitration: (1) the National Arbitration Forum, or its successor, under its applicable rules in effect at the time the Claim is filed, which may be obtained by mail from The National Arbitration Forum, P.O. Box 50191, Minneapolis, MN 55405-0191, or on the Internet at: http://www.arb-forum.com; or (2) the American Arbitration Association, or its successor, under its applicable rules in effect at the time the Claim is filed, which may be obtained by mail from the American Arbitration Association, Attn: Customer Service Department, 335 Madison Ave., 10th Floor, NY, NY 10017-4605 or on the Internet at http://www.adr.org. In the event that the selected arbitration entity is unwilling or unable to serve, the remaining arbitration entity from the list above shall administer the arbitration. If there is a conflict between the rules of the arbitrator and the terms of this arbitration provision, this arbitration provision shall govern.
Arbitration fees (including, for example, filing fees, administrative fees, and arbitrator fees, but excluding attorney or advisor fees) will be shared fees equally by the Parties, or as awarded by the arbitrator. Nothing in this arbitration provision shall prevent Guarantor from requesting that the applicable arbitration entity reduce or waive Guarantor's fees, or that Bank voluntarily pay an additional share of said fees, based upon Guarantor's financial circumstances or the nature of my claim.

The arbitration hearing shall be conducted in the federal judicial district in which Guarantor resides, or if Guarantor is a business entity (other than a sole proprietorship), in which Guarantor's chief executive office is located. The Parties acknowledge that this arbitration agreement is made pursuant to a transaction involving interstate commerce, and shall be governed by the Federal jurisdiction. The arbitrator shall follow existing substantive law to the extent consistent with the FAA and applicable statute of limitations and shall honor any claims or privileges recognized by law. Any ruling shall be final and binding on the Parties, except that in the event that the arbitrator's award for a Party is $0.00, or against a Party is in excess of $100,000.00, or includes an award of injunctive relief against a Party, that Party may request a new arbitration with the same arbitration entity by a new three arbitrator panel. The appealing Party requesting the new arbitration shall be responsible for the new arbitration's fees and costs, subject to a final determination by the arbitrators of a fair apportionment. If any Party requests, the arbitrators shall write an opinion containing specific findings of fact and conclusions of law. Judgment upon any arbitration award may be entered in any court having jurisdiction.

Nothing in this Arbitration section shall be construed to prevent the use of bankruptcy, repossession, replevin, judicial or non-judicial foreclosure, set-off, attachment, garnishment or sequestration or any other prejudgment or provisional remedy that any Party may have under state or federal law. Neither Party waives the right to arbitrate by exercising any such remedies, filing suit, or seeking or obtaining provisional remedies from a court.

All Claims will be arbitrated on an individual basis. No Party will participate as a representative or member of any class of claimants with respect to any Claim. Nothing in this Unconditional Guaranty shall be construed to authorize an arbitrator to consider or conduct class action arbitration. Unless the Parties otherwise agree in writing, only parties to this Unconditional Guaranty can be joined in the arbitration and only claims or disputes that arise out of, or relate to, this Unconditional Guaranty can be consolidated with the arbitration. This paragraph is referred to below as the "Class Waiver" provision.

If any provision of this Arbitration section, other than the Class Waiver provision, is found to be unenforceable or invalid, that provision shall be severed and the remaining provisions shall be enforceable without regard to such invalidity or unenforceability. If the Class Waiver provision is found to be unenforceable or invalid, this entire Arbitration section shall be unenforceable and invalid.

This arbitration provision limits the Parties rights, including the right to go to court or to have a trial by judge or jury.

THE PARTIES VOLUNTARILY AND KNOWINGLY WAIVE ANY RIGHT THEY HAVE TO A TRIAL BY JURY OR JUDGE. GUARANTOR SHOULD SEEK INDEPENDENT ADVICE BEFORE SIGNING THIS GUARANTY IF GUARANTOR DOES NOT UNDERSTAND ANY TERMS OF THIS ARBITRATION PROVISION OR THE COSTS, ADVANTAGES, OR DISADVANTAGES OF ARBITRATION. BY SIGNING THIS UNCONDITIONAL GUARANTY, GUARANTOR ACKNOWLEDGES THAT GUARANTOR HAS READ, UNDERSTANDS, AND AGREES TO BE BOUND BY THE TERMS OF THIS ARBITRATION SECTION.

24. The invalidity or unenforceability of any one or more phrases, sentences, clauses or sections contained in the Unconditional Guaranty shall not affect the validity or enforceability of the remaining portions of this Unconditional Guaranty, or any part.

25. THIS UNCONDITIONAL GUARANTY AND THE OTHER RELATED DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

26. EACH OF THE PARTIES HERETO, INCLUDING BANK BY ACCEPTANCE HEREOF, AGREES THAT IN ANY JUDICIAL, MEDIATION OR ARBITRATION PROCEEDING OR ANY CLAIM OR CONTROVERSY BETWEEN OR AMONG THEM THAT MAY ARISE OUT OF OR BE IN ANY WAY CONNECTED WITH THIS UNCONDITIONAL GUARANTY OR ANY RELATED DOCUMENTS OR ANY OTHER AGREEMENT OR DOCUMENT BETWEEN OR AMONG THEM OR THE OBLIGATIONS EVIDENCED HEREBY OR RELATED HERETO, IN NO EVENT SHALL ANY PARTY HAVE A REMEDY OF, OR BE LIABLE TO THE OTHER FOR (1) INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OR (2) PUNITIVE OR EXEMPLARY DAMAGES. EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT OR CLAIM TO PUNITIVE OR EXEMPLARY DAMAGES THEY MAY HAVE OR WHICH MAY ARISE IN THE FUTURE IN CONNECTION WITH SUCH PROCEEDING, CLAIM OR CONTROVERSY, WHETHER THE SAME IS RESOLVED BY ARBITRATION, MEDIATION, JUDICIALLY OR OTHERWISE.

27. It is the intention of Bank and Guarantor to comply with applicable law. In each and every instance, all rights shall be limited by applicable law (to the extent such laws may not be effectively waived), construed so as to comply with such laws, and such rights may not be exercised except to the extent permitted by applicable law. No part of this agreement, nor any charge or receipt by Bank, is supposed to permit Bank to impose interest or other amounts in excess of lawful amounts. If an excess occurs, Bank will apply it as a credit or otherwise refund it and the rate or amount involved will automatically be reduced to the maximum lawful rate or amount. To the extent permitted by law, for purposes of determining Bank's compliance with law, Bank may calculate charges by amortizing, prorating, allocating and spreading any such charges. Section 346 of the Texas Finance Code shall not apply.

28. FILING INFORMATION.

If a Business Entity, other than a Sole Proprietorship:

Exact Legal Name: NATIONAL HOUSE CARE INC
State of Organization: GA
Address of Chief Executive Office: ____________________
____

Exact Legal Name: ____________________
State of Organization: ____________________
Address of Chief Executive Office: ____________________
____

If an Individual, including a Sole Proprietorship:

Exact Legal Name: ____________________
Residence of Individual: ____________________
____

Exact Legal Name: ____________________
Residence of Individual: ____________________
____

THE EDGAR COUNTY BANK & TRUST CO. – MARCH 29, 2007

LOAN NUMBER	LOAN NAME	ACCT. NUMBER	NOTE DATE	INITIALS
47869	NATIONAL HOUSE CARE, INC.	0000001380-06	03/29/07	JES
NOTE AMOUNT	**INDEX (w/Margin)**	**RATE**	**MATURITY DATE**	**LOAN PURPOSE**
$100,000.00	Not Applicable	7.875%	09/29/09	Commercial
		Creditor Use Only		

PROMISSORY NOTE

(Commercial - Revolving Draw)

DATE AND PARTIES. The date of this Promissory Note (Note) is March 29, 2007. The parties and their addresses are:

LENDER:
THE EDGAR COUNTY BANK & TRUST CO.
177 W Wood St
PO Box 400
Paris, Illinois 61944
Telephone: (217) 465-4154

BORROWER:
NATIONAL HOUSE CARE, INC.
a Corporation
5825 GLENRIDGE DRIVE NE
BUILDING 3, SUITE 101
ATLANTA, Georgia 30328

1. DEFINITIONS. As used in this Note, the terms have the following meanings:

A. Pronouns. The pronouns "I," "me," and "my" refer to each Borrower signing this Note, individually and together. "You" and "Your" refer to the Lender.

B. Note. Note refers to this document, and any extensions, renewals, modifications and substitutions of this Note.

C. Loan. Loan refers to this transaction generally, including obligations and duties arising from the terms of all documents prepared or submitted for this transaction such as applications, security agreements, disclosures or notes, and this Note.

D. Loan Documents. Loan Documents refer to all the documents executed as a part of or in connection with the Loan.

E. Property. Property is any property, real, personal or intangible, that secures my performance of the obligations of this Loan.

F. Percent. Rates and rate change limitations are expressed as annualized percentages.

2. PROMISE TO PAY. For value received, I promise to pay you or your order, at your address, or at such other location as you may designate, amounts advanced from time to time under the terms of this Note up to the maximum outstanding principal balance of $100,000.00 (Principal), plus interest from the date of disbursement, on the unpaid outstanding Principal balance until this Note is paid in full and you have no further obligations to make advances to me under the Loan.

I may borrow up to the Principal amount more than one time.

3. ADVANCES. Advances under this Note are made according to the following terms and conditions.

A. Initial Advance. On March 29, 2007 I will receive an initial advance of $1,668.24.

B. Requests for Advances. My requests are a warranty that I am in compliance with all the Loan Documents. When required by you for a particular method of advance, my requests for an advance must specify the requested amount and the date and be accompanied with any agreements, documents, and instruments that you require for the Loan. Any payment by you of any check, share draft or other charge may, at your option, constitute an advance on the Loan to me. All advances will be made in United States dollars. I will indemnify you and hold you harmless for your reliance on any request for advances that you reasonably believe to be genuine. To the extent permitted by law, I will indemnify you and hold you harmless when the person making any request represents that I authorized this person to request an advance even when this person is unauthorized or this person's signature is not genuine.

I or anyone I authorize to act on my behalf may request advances by the following methods.

(1) I make a request in person.

(2) I make a request by phone.

(3) I make a request by mail.

(4) I make a request by Internet banking.

C. Advance Limitations. In addition to any other Loan conditions, requests for, and access to, advances are subject to the following limitations.

(1) Discretionary Advances. You will make all Loan advances at your sole discretion.

(2) Advance Amount. Subject to the terms and conditions contained in this Note, advances will be made in exactly the amount I request.

(3) Disbursement of Advances. On my fulfillment of this Note's terms and conditions, you will disburse the advance in any manner as you and I agree.

(4) Credit Limit. I understand that you will not ordinarily grant a request for an advance that would cause the unpaid principal of my Loan to be greater than the Principal limit. You may, at your option, grant such a request without obligating yourselves to do so in the future. I will pay any over advances in addition to my regularly scheduled payments. I will repay any over advance by repaying you in full within 10 days after the overdraft occurs.

(5) Records. Your records will be conclusive evidence as to the amount of advances, the Loan's unpaid principal balances and the accrued interest.

4. INTEREST. Interest will accrue on the unpaid Principal balance of this Note at the rate of 7.875 percent (Interest Rate).

A. Interest After Default. If you declare a default under the terms of the Loan, including for failure to pay in full at maturity, you may increase the Interest Rate payable on the outstanding Principal balance of this Note. In such event, interest will accrue on the outstanding Principal balance at the Interest Rate in effect from time to time, plus an additional 5.000 percent, until paid in full.

B. **Maximum Interest Amount.** Any amount assessed or collected as interest under the terms of this Note will be limited to the maximum lawful amount of interest allowed by state or federal law, whichever is greater. Amounts collected in excess of the maximum lawful amount will be applied first to the unpaid Principal balance. Any remainder will be refunded to me.

C. **Statutory Authority.** The amount assessed or collected on this Note is authorized by the Illinois usury laws under 815 ILCS 205.

D. **Accrual.** Interest accrues using an Actual/360 days counting method.

5. **ADDITIONAL CHARGES.** As additional consideration, I agree to pay, or have paid, these additional fees and charges.

A. **Nonrefundable Fees and Charges.** The following fees are earned when collected and will not be refunded if I prepay this Note before the scheduled maturity date.

LOAN PROCESSING FEE. A(n) LOAN PROCESSING FEE fee of $250.00 payable from separate funds on or before today's date.

6. **REMEDIAL CHARGES.** In addition to interest or other finance charges, I agree that I will pay these additional fees based on my method and pattern of payment. Additional remedial charges may be described elsewhere in this Note.

A. **Late Charge.** If a payment is more than 10 days late, I will be charged 5.000 percent of the Amount of Payment or $50.00, whichever is greater. I will pay this late charge promptly but only once for each late payment.

7. **PAYMENT.** I agree to pay this Note on demand, but if no demand is made, I agree to pay all accrued interest on the balance outstanding from time to time in regular payments beginning July 29, 2007, then on the same day in each 3rd month thereafter. A final payment of the entire unpaid outstanding balance of Principal and interest will be due September 29, 2009.

Payments will be rounded up to the nearest $.01. With the final payment I also agree to pay any additional fees or charges owing and the amount of any advances you have made to others on my behalf. Payments scheduled to be paid on the 29th, 30th or 31st day of a month that contains no such day will, instead, be made on the last day of such month.

Interest payments will be applied first to any charges I owe other than late charges, then to accrued, but unpaid interest, then to late charges. Principal payments will be applied first to the outstanding Principal balance, then to any late charges. If you and I agree to a different application of payments, we will describe our agreement on this Note. The actual amount of my final payment will depend on my payment record.

8. **PREPAYMENT.** I may prepay this Loan in full or in part at any time. Any partial prepayment will not excuse any later scheduled payments until I pay in full.

9. **LOAN PURPOSE.** The purpose of this Loan is OPERATING LINE OF CREDIT.

10. **SECURITY.** The Loan is secured by the following, previously executed, security instruments or agreements: PREVIOUSLY EXCUTED MORTGAGE DATED 10/27/06 AND FILED 11/13/06 IN EDGAR COUNTY, ILLINOIS AS DOCUMENT #06-0003391 IN THE NAME OF DOUGLAS D. BOYER AS TRUSTEE OF THE DOUGLAS D. BOYER DECLARATION OF TRUST DATED 08/21/00 .

11. **DEFAULT.** I understand that you may demand payment anytime at your discretion. For example, you may demand payment in full if any of the following occur:

A. **Payments.** I fail to make a payment in full when due.

B. **Insolvency or Bankruptcy.** The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law, the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary termination of existence by, or the commencement of any proceeding under any present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me or any co-signer, endorser, surety or guarantor of this Note or any other obligations I have with you.

C. **Business Termination.** I merge, dissolve, reorganize, end my business or existence, or a partner or majority owner dies or is declared legally incompetent.

D. **Failure to Perform.** I fail to perform any condition or to keep any promise or covenant of this Note.

E. **Other Documents.** A default occurs under the terms of any other Loan Document.

F. **Other Agreements.** I am in default on any other debt or agreement I have with you.

G. **Misrepresentation.** I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

H. **Judgment.** I fail to satisfy or appeal any judgment against me.

I. **Forfeiture.** The Property is used in a manner or for a purpose that threatens confiscation by a legal authority.

J. **Name Change.** I change my name or assume an additional name without notifying you before making such a change.

K. **Property Transfer.** I transfer all or a substantial part of my money or property.

L. **Property Value.** You determine in good faith that the value of the Property has declined or is impaired.

M. **Material Change.** Without first notifying you, there is a material change in my business, including ownership, management, and financial conditions.

N. **Insecurity.** You determine in good faith that a material adverse change has occurred in my financial condition from the conditions set forth in my most recent financial statement before the date of this Note or that the prospect for payment or performance of the Loan is impaired for any reason.

12. **DUE ON SALE OR ENCUMBRANCE.** You may, at your option, declare the entire balance of this Note to be due and payable upon the creation of, or contract for the creation of, any lien, encumbrance, transfer or sale of all or any part of the Property. This right is subject to the restrictions imposed by federal law (12 C.F.R. 591), as applicable.

13. **WAIVERS AND CONSENT.** To the extent not prohibited by law, I waive protest, presentment for payment, demand, notice of acceleration, notice of intent to accelerate and notice of dishonor.

A. **Additional Waivers By Borrower.** In addition, I, and any party to this Note and Loan, to the extent permitted by law, consent to certain actions you may take, and generally waive defenses that may be available based on these actions or based on the status of a party to this Note.

(1) You may renew or extend payments on this Note, regardless of the number of such renewals or extensions.

(2) You may release any Borrower, endorser, guarantor, surety, accommodation maker or any other co-signer.

(3) You may release, substitute or impair any Property securing this Note.

(4) You, or any institution participating in this Note, may invoke your right of set-off.

(5) You may enter into any sales, repurchases or participations of this Note to any person in any amounts and I waive notice of such sales, repurchases or participations.

(6) I agree that any of us signing this Note as a Borrower is authorized to modify the terms of this Note or any instrument securing, guarantying or relating to this Note.

(7) I agree that you may inform any party who guarantees this Loan of any Loan accommodations, renewals, extensions, modifications, substitutions or future advances.

B. **No Waiver By Lender.** Your course of dealing, or your forbearance from, or delay in, the exercise of any of your rights, remedies, privileges or right to insist upon my strict performance of any provisions contained in this Note, or any other Loan Document, shall not be construed as a waiver by you, unless any such waiver is in writing and is signed by you.

14. **REMEDIES.** After I default, you may at your option do any one or more of the following.

A. **Acceleration.** You may make all or any part of the amount owing by the terms of this Note immediately due.

B. **Sources.** You may use any and all remedies you have under state or federal law or in any Loan Document.

C. **Insurance Benefits.** You may make a claim for any and all insurance benefits or refunds that may be available on my default.

D. **Payments Made On My Behalf.** Amounts advanced on my behalf will be immediately due and may be added to the balance owing under the terms of this Note, and accrue interest at the highest post-maturity interest rate.

E. **Termination.** You may terminate my right to obtain advances and may refuse to make any further extensions of credit.

F. **Set-Off.** You may use the right of set-off. This means you may set-off any amount due and payable under the terms of this Note against any right I have to receive money from you.

My right to receive money from you includes any deposit or share account balance I have with you; any money owed to me on an item presented to you or in your possession for collection or exchange; and any repurchase agreement or other non-deposit obligation. "Any amount due and payable under the terms of this Note" means the total amount to which you are entitled to demand payment under the terms of this Note at the time you set-off.

Subject to any other written contract, if my right to receive money from you is also owned by someone who has not agreed to pay this Note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement.

Your right of set-off does not apply to an account or other obligation where my rights arise only in a representative capacity. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor occurs because you set-off against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

G. **Waiver.** Except as otherwise required by law, by choosing any one or more of these remedies you do not give up your right to use any other remedy. You do not waive a default if you choose not to use a remedy. By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again.

15. **COLLECTION EXPENSES AND ATTORNEYS' FEES.** On or after Default, to the extent permitted by law, I agree to pay all expenses of collection, enforcement or protection of your rights and remedies under this Note or any other Loan Document. Expenses include reasonable attorneys' fees. These expenses are due and payable immediately. If not paid immediately, these expenses will bear interest from the date of payment until paid in full at the highest interest rate in effect as provided for in the terms of this Note. All fees and expenses will be secured by the Property I have granted to you, if any. In addition, to the extent permitted by the United States Bankruptcy Code, I agree to pay the reasonable attorneys' fees incurred by you to protect your rights and interests in connection with any bankruptcy proceedings initiated by or against me.

16. **COMMISSIONS.** I understand and agree that you (or your affiliate) will earn commissions or fees on any insurance products, and may earn such fees on other services that I buy through you or your affiliate.

17. **WARRANTIES AND REPRESENTATIONS.** I make to you the following warranties and representations which will continue as long as this Note is in effect:

A. **Power.** I am duly organized, and validly existing and in good standing in all jurisdictions in which I operate. I have the power and authority to enter into this transaction and to carry on my business or activity as it is now being conducted and, as applicable, am qualified to do so in each jurisdiction in which I operate.

B. **Authority.** The execution, delivery and performance of this Note and the obligation evidenced by this Note are within my powers, have been duly authorized, have received all necessary governmental approval, will not violate any provision of law, or order of court or governmental agency, and will not violate any agreement to which I am a party or to which I am or any of my Property is subject.

C. **Name and Place of Business.** Other than previously disclosed in writing to you I have not changed my name or principal place of business within the last 10 years and have not used any other trade or fictitious name. Without your prior written consent, I do not and will not use any other name and will preserve my existing name, trade names and franchises.

18. **APPLICABLE LAW.** This Note is governed by the laws of Illinois, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law. In the event of a dispute, the exclusive forum, venue and place of jurisdiction will be in Illinois, unless otherwise required by law.

19. **JOINT AND INDIVIDUAL LIABILITY AND SUCCESSORS.** My obligation to pay the Loan is independent of the obligation of any other person who has also agreed to pay it. You may sue me alone, or anyone else who is obligated on the Loan, or any number of us together, to collect the Loan. Extending the Loan or new obligations under the Loan, will not affect my duty under the Loan and I will still be obligated to pay the Loan. This Note shall inure to the benefit of and be enforceable by you and your successors and assigns and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns.

20. **AMENDMENT, INTEGRATION AND SEVERABILITY.** This Note may not be amended or modified by oral agreement. No amendment or modification of this Note is effective unless made in writing and executed by you and me. This Note and the other Loan Documents are the complete and final expression of the agreement. If any provision of this Note is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

21. **INTERPRETATION.** Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Note.

22. **NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS.** Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Borrower will be deemed to be notice to all Borrowers. I will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information I give you will be correct and complete. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Loan and to confirm your lien status on any Property. Time is of the essence.

23. **CREDIT INFORMATION.** I agree to supply you with whatever information you reasonably feel you need to decide whether to continue this Loan. You will make requests for this information without undue frequency, and will give me reasonable time in which to supply the information.

24. **ERRORS AND OMISSIONS.** I agree, if requested by you, to fully cooperate in the correction, if necessary, in the reasonable discretion of you of any and all loan closing documents so that all documents accurately describe the loan between you and me. I agree to assume all costs including by way of illustration and not limitation, actual expenses, legal fees and marketing losses for failing to reasonably comply with your requests within thirty (30) days.

CONFESSION OF JUDGMENT. If I default, I authorize any attorney to appear in a court of record and confess judgment against me in favor of you. The confession of judgment may be without process and for any amount due on this Note including collection costs and reasonable attorneys' fees. This is in addition to other remedies.

25. **SIGNATURES.** By signing, I agree to the terms contained in this Note. I also acknowledge receipt of a copy of this Note.

BORROWER:

NATIONAL HOUSE CARE, INC.

By ______________________

DOUGLAS D. BOYER, INCORPORATOR

GUARANTY

(Continuing Debt - Unlimited)

DATE AND PARTIES. The date of this Guaranty is March 29, 2007. The parties and their addresses are:

LENDER:
THE EDGAR COUNTY BANK & TRUST CO.
177 W Wood St
PO Box 400
Paris, Illinois 61944
Telephone: (217) 465-4154

BORROWER:
NATIONAL HOUSE CARE, INC.
a Corporation
5825 GLENRIDGE DRIVE NE
BUILDING 3, SUITE 101
ATLANTA, Georgia 30328

GUARANTOR:
DOUGLAS D. BOYER
2540 ALVECOT CIRCLE SE
SMYRNA, Georgia 30080

1. DEFINITIONS. As used in this Guaranty, the terms have the following meanings:

A. Pronouns. The pronouns "I", "me" and "my" refer to all persons or entities signing this Guaranty, individually and together. "You" and "your" refer to the Lender.

B. Note. "Note" refers to the document that evidences the Borrower's indebtedness, and any extensions, renewals, modifications and substitutions of the Note.

C. Property. "Property" means any property, real, personal or intangible, that secures performance of the obligations of the Note, Debt, or this Guaranty.

2. SPECIFIC AND FUTURE DEBT GUARANTY. For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and to induce you, at your option, to make loans or engage in any other transactions with the Borrower from time to time, I absolutely and unconditionally agree to all terms of and guaranty to you the payment and performance of each and every Debt, of every type, purpose and description that the Borrower either individually, among all or a portion of themselves, or with others, may now or at any time in the future owe you, including, but not limited to the following described Debt(s) including without limitation, all principal, accrued interest, attorneys' fees and collection costs, when allowed by law, that may become due from the Borrower to you in collecting and enforcing the Debt and all other agreements with respect to the Borrower.

A promissory note or other agreement, No. 47869, dated March 29, 2007, from NATIONAL HOUSE CARE, INC. (Borrower) to you, in the amount of $100,000.00.

In addition, Debt refers to debts, liabilities, and obligations of the Borrower (including, but not limited to, amounts agreed to be paid under the terms of any notes or agreements securing the payment of any debt, loan, liability or obligation, overdrafts, letters of credit, guaranties, advances for taxes, insurance, repairs and storage, and all extensions, renewals, refinancings and modifications of these debts) whether now existing or created or incurred in the future, due or to become due, or absolute or contingent, including obligations and duties arising from the terms of all documents prepared or submitted for the transaction such as applications, security agreements, disclosures, and the Note.

You may, without notice, apply this Guaranty to such Debt of the Borrower as you may select from time to time.

3. EXTENSIONS. I consent to all renewals, extensions, modifications and substitutions of the Debt which may be made by you upon such terms and conditions as you may see fit from time to time without further notice to me and without limitation as to the number of renewals, extensions, modifications or substitutions.

4. UNCONDITIONAL LIABILITY. I am unconditionally liable under this Guaranty, regardless of whether or not you pursue any of your remedies against the Borrower, against any other maker, surety, guarantor or endorser of the Debt or against any Property. You may sue me alone, or anyone else who is obligated on this Guaranty, or any number of us together, to collect the Debt. My liability is not conditioned on the signing of this Guaranty by any other person and further is not subject to any condition not expressly set forth in this Guaranty or any instrument executed in connection with the Debt. My obligation to pay according to the terms of this Guaranty shall not be affected by the illegality, invalidity or unenforceability of any notes or agreements evidencing the Debt, the violation of any applicable usury laws, forgery, or any other circumstances which make the indebtedness unenforceable against the Borrower. I will remain obligated to pay on this Guaranty even if any other person who is obligated to pay the Debt, including the Borrower, has such obligation discharged in bankruptcy, foreclosure, or otherwise discharged by law.

5. BANKRUPTCY. If a bankruptcy petition should at any time be filed by or against the Borrower, the maturity of the Debt, so far as my liability is concerned, shall be accelerated and the Debt shall be immediately payable by me. I acknowledge and agree that this Guaranty, and the Debt secured hereby, will remain in full force and effect at all times, notwithstanding any action or undertakings by, or against, you or against any Property, in connection with any obligation in any proceeding in the United States Bankruptcy Courts. Such action or undertaking includes, without limitation, valuation of Property, election of remedies or imposition of secured or unsecured claim status upon claims by you, pursuant to the United States Bankruptcy Code, as amended. In the event that any payment of principal or interest received and paid by any other guarantor, borrower, surety, endorser or co-maker is deemed, by final order of a court of competent jurisdiction, to have been a voidable preference under the bankruptcy or insolvency laws of the United States or otherwise, then my obligation will remain as an obligation to you and will not be considered as having been extinguished.

6. REVOCATION. I agree that this is an absolute and unconditional Guaranty. I agree that this Guaranty will remain binding on me, whether or not there are any Debts outstanding, until you have actually received written notice of my revocation or written notice of my death or incompetence. Notice of revocation or notice of my death or incompetence will not affect my obligations under this Guaranty with respect to any Debts incurred by or for which you have made a commitment to Borrower before you actually receive such notice, and all renewals, extensions, refinancings, and modifications of such Debts. I agree that if any other person signing this Guaranty provides a notice of revocation to you, I will still be obligated under this Guaranty until I provide such a notice of revocation to you. If any other person signing this Guaranty dies or is declared incompetent, such fact will not affect my obligations under this Guaranty.

7. PROPERTY. I agree that any Property may be assigned, exchanged, released in whole or in part or substituted without notice to me and without defeating, discharging or diminishing my liability. My obligation is absolute and your failure to perfect any security interest or any act or omission by you which impairs the Property will not relieve me or my liability under this Guaranty. You are

under no duty to preserve or protect any Property until you are in actual or constructive possession. For purposes of this paragraph, you will only be in "actual" possession when you have physical, immediate and exclusive control over the Property and have accepted such control in writing. Further, you will only be deemed to be in "constructive" possession when you have both the power and intent to exercise control over the Property.

8. **DEFAULT.** I will be in default if any of the following occur:

A. **Payments.** I fail to make a payment in full when due.

B. **Insolvency or Bankruptcy.** The death, dissolution or insolvency of, appointment of a receiver by or on behalf of, application of any debtor relief law, the assignment for the benefit of creditors by or on behalf of, the voluntary or involuntary termination of existence by, or the commencement of any proceeding under any present or future federal or state insolvency, bankruptcy, reorganization, composition or debtor relief law by or against me, Borrower, or any co-signer, endorser, surety or guarantor of this Guaranty or any Debt.

C. **Death or Incompetency.** I die or am declared legally incompetent.

D. **Failure to Perform.** I fail to perform any condition or to keep any promise or covenant of this Guaranty.

E. **Other Documents.** A default occurs under the terms of any other document relating to the Debt.

F. **Other Agreements.** I am in default on any other debt or agreement I have with you.

G. **Misrepresentation.** I make any verbal or written statement or provide any financial information that is untrue, inaccurate, or conceals a material fact at the time it is made or provided.

H. **Judgment.** I fail to satisfy or appeal any judgment against me.

I. **Forfeiture.** The Property is used in a manner or for a purpose that threatens confiscation by a legal authority.

J. **Name Change.** I change my name or assume an additional name without notifying you before making such a change.

K. **Property Transfer.** I transfer all or a substantial part of my money or property.

L. **Property Value.** You determine in good faith that the value of the Property has declined or is impaired.

M. **Insecurity.** You determine in good faith that a material adverse change has occurred in my financial condition from the conditions set forth in my most recent financial statement before the date of this Guaranty or that the prospect for payment or performance of the Debt is impaired for any reason.

9. **WAIVERS AND CONSENT.** To the extent not prohibited by law, I waive protest, presentment for payment, demand, notice of acceleration, notice of intent to accelerate and notice of dishonor.

A. **Additional Waivers.** In addition, to the extent permitted by law, I consent to certain actions you may take, and generally waive defenses that may be available based on these actions or based on the status of a party to the Debt or this Guaranty.

(1) You may renew or extend payments on the Debt, regardless of the number of such renewals or extensions.

(2) You may release any Borrower, endorser, guarantor, surety, accommodation maker or any other co-signer.

(3) You may release, substitute or impair any Property.

(4) You, or any institution participating in the Debt, may invoke your right of set-off.

(5) You may enter into any sales, repurchases or participations of the Debt to any person in any amounts and I waive notice of such sales, repurchases or participations.

(6) I agree that the Borrower is authorized to modify the terms of the Debt or any instrument securing, guarantying or relating to the Debt.

(7) You may undertake a valuation of any Property in connection with any proceedings under the United States Bankruptcy Code concerning the Borrower or me, regardless of any such valuation, or actual amounts received by you arising from the sale of such Property.

(8) I agree to consent to any waiver granted the Borrower, and agree that any delay or lack of diligence in the enforcement of the Debt, or any failure to file a claim or otherwise protect any of the Debt, in no way affects or impairs my liability.

(9) I agree to waive reliance on any anti-deficiency statutes, through subrogation or otherwise, and such statutes in no way affect or impair my liability. In addition, until the obligations of the Borrower to Lender have been paid in full, I waive any right of subrogation, contribution, reimbursement, indemnification, exoneration, and any other right I may have to enforce any remedy which you now have or in the future may have against the Borrower or another guarantor or as to any Property.

Any Guarantor who is an "insider," as contemplated by the United States Bankruptcy Code, 11 U.S.C. 101, as amended, makes these waivers permanently. (An insider includes, among others, a director, officer, partner, or other person in control of the Borrower, a person or an entity that is a co-partner with the Borrower, an entity in which the Borrower is a general partner, director, officer or other person in control or a close relative of any of these other persons.) Any Guarantor who is not an insider makes these waivers until all Debt is fully repaid.

B. **No Waiver By Lender.** Your course of dealing, or your forbearance from, or delay in, the exercise of any of your rights, remedies, privileges or right to insist upon my strict performance of any provisions contained in the Debt instruments, shall not be construed as a waiver by you, unless any such waiver is in writing and is signed by you.

C. **Waiver of Claims.** I waive all claims for loss or damage caused by your acts or omissions where you acted reasonably and in good faith.

10. **REMEDIES.** After the Borrower or I default, you may at your option do any one or more of the following.

A. **Acceleration.** You may make all or any part of the amount owing by the terms of this Guaranty immediately due.

B. **Sources.** You may use any and all remedies you have under state or federal law or in any documents relating to the Debt.

C. **Insurance Benefits.** You may make a claim for any and all insurance benefits or refunds that may be available on default.

D. **Payments Made on the Borrower's Behalf.** Amounts advanced on the Borrower's behalf will be immediately due and may be added to the balance owing under the Debt.

E. **Termination.** You may terminate my right to obtain advances and may refuse to make any further extensions of credit.

F. **Attachment.** You may attach or garnish my wages or earnings.

G. **Set-Off.** You may use the right of set-off. This means you may set-off any amount due and payable under the terms of this Guaranty against any right I have to receive money from you.

My right to receive money from you includes any deposit or share account balance I have with you; any money owed to me on an item presented to you or in your possession for collection or exchange; and any repurchase agreement or other non-deposit obligation. "Any amount due and payable under the terms of this Guaranty" means the total amount to which you are entitled to demand payment under the terms of this Guaranty at the time you set-off.

Subject to any other written contract, if my right to receive money from you is also owned by someone who has not agreed to pay the Debt, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement.

Your right of set-off does not apply to an account or other obligation where my rights arise only in a representative capacity. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor occurs because you set-off against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-off.

H. Waiver. Except as otherwise required by law, by choosing any one or more of these remedies you do not give up your right to use any other remedy. You do not waive a default if you choose not to use a remedy. By electing not to use any remedy, you do not waive your right to later consider the event a default and to use any remedies if the default continues or occurs again.

11. COLLECTION EXPENSES AND ATTORNEYS' FEES. On or after Default, to the extent permitted by law, I agree to pay all expenses of collection, enforcement or protection of your rights and remedies under this Guaranty or any other document relating to the Debt. To the extent permitted by law, expenses include, but are not limited to, reasonable attorneys' fees, court costs and other legal expenses. All fees and expenses will be secured by the Property I have granted to you, if any. In addition, to the extent permitted by the United States Bankruptcy Code, I agree to pay the reasonable attorneys' fees incurred by you to protect your rights and interests in connection with any bankruptcy proceedings initiated by or against me.

12. WARRANTIES AND REPRESENTATIONS. I have the right and authority to enter into this Guaranty. The execution and delivery of this Guaranty will not violate any agreement governing me or to which I am a party.

In addition, I represent and warrant that this Guaranty was entered into at the request of the Borrower, and that I am satisfied regarding the Borrower's financial condition and existing indebtedness, authority to borrow and the use and intended use of all Debt proceeds. I further represent and warrant that I have not relied on any representations or omissions from you or any information provided by you respecting the Borrower, the Borrower's financial condition and existing indebtedness, the Borrower's authority to borrow or the Borrower's use and intended use of all Debt proceeds.

13. RELIANCE. I acknowledge that you are relying on this Guaranty in extending credit to the Borrower, and I have signed this Guaranty to induce you to extend such credit. I represent and warrant to you that I have a direct and substantial economic interest in the Borrower and expect to derive substantial benefits from any loans and financial accommodations resulting in the creation of indebtedness guarantied hereby. I agree to rely exclusively on the right to revoke this Guaranty prospectively as to future transactions in the manner as previously described in this Guaranty if at any time, in my opinion, the benefits then being received by me in connection with this Guaranty are not sufficient to warrant the continuance of this Guaranty. You may rely conclusively on a continuing warranty that I continue to be benefited by this Guaranty and you will have no duty to inquire into or confirm the receipt of any such benefits, and this Guaranty will be effective and enforceable by you without regard to the receipt, nature or value of any such benefits.

14. APPLICABLE LAW. This Guaranty is governed by the laws of Illinois, the United States of America, and to the extent required, by the laws of the jurisdiction where the Property is located, except to the extent such state laws are preempted by federal law.

15. AMENDMENT, INTEGRATION AND SEVERABILITY. This Guaranty may not be amended or modified by oral agreement. No amendment or modification of this Guaranty is effective unless made in writing and executed by you and me. This Guaranty is the complete and final expression of the agreement. If any provision of this Guaranty is unenforceable, then the unenforceable provision will be severed and the remaining provisions will still be enforceable.

16. ASSIGNMENT. If you assign any of the Debts, you may assign all or any part of this Guaranty without notice to me or my consent, and this Guaranty will inure to the benefit of your assignee to the extent of such assignment. You will continue to have the unimpaired right to enforce this Guaranty as to any of the Debts that are not assigned. This Guaranty shall inure to the benefit of and be enforceable by you and your successors and assigns and any other person to whom you may grant an interest in the Debts and shall be binding upon and enforceable against me and my personal representatives, successors, heirs and assigns.

17. INTERPRETATION. Whenever used, the singular includes the plural and the plural includes the singular. The section headings are for convenience only and are not to be used to interpret or define the terms of this Guaranty.

18. NOTICE, FINANCIAL REPORTS AND ADDITIONAL DOCUMENTS. Unless otherwise required by law, any notice will be given by delivering it or mailing it by first class mail to the appropriate party's address listed in the DATE AND PARTIES section, or to any other address designated in writing. Notice to one Guarantor will be deemed to be notice to all Guarantors. I will inform you in writing of any change in my name, address or other application information. I will provide you any financial statement or information you request. All financial statements and information I give you will be correct and complete. I agree to sign, deliver, and file any additional documents or certifications that you may consider necessary to perfect, continue, and preserve my obligations under this Guaranty and to confirm your lien status on any Property. Time is of the essence.

19. CREDIT INFORMATION. I agree that from time to time you may obtain credit information about me from others, including other lenders and credit reporting agencies, and report to others (such as a credit reporting agency) your credit experience with me. I agree that you will not be liable for any claim arising from the use of information provided to you by others or for providing such information to others.

CONFESSION OF JUDGMENT. If I default, I authorize any attorney to appear in a court of record and confess judgment against me in favor of you. The confession of judgment may be without process and for any amount due on this Guaranty including collection costs and reasonable attorneys' fees. This is in addition to other remedies.

20. SIGNATURES. By signing, I agree to the terms contained in this Guaranty. I also acknowledge receipt of a copy of this Guaranty.

GUARANTOR:

DOUGLAS D. BOYER
Individually

EXHIBIT 6J

RESTRICTED STOCK PLAN

RESTRICTED STOCK PLAN
OF
NATIONAL HOUSE CARE, INC.
September 17, 2007

National House Care, Inc. (the "Company") has adopted the 2007 Restricted Stock Plan for National House Care, Inc. (the "Plan") effective as of September 17, 2007, for the benefit of eligible employees, officers and directors of the Company and any current or future Subsidiaries or Affiliates of the Company.

WITNESSETH:

1. Purpose

The purposes of the Plan are as follows:

(a) This plan is intended to provide a method whereby the officers and key employees of the Company may be offered incentives. Such incentives shall be in the form of shares of the Common Stock of the Company (the "Shares"). The Plan is also intended to enable the Company to obtain and retain the services of officers and key employees, and to reward and motivate them, by providing them with the opportunity to become owners of Shares.

(b) Shares awarded under the Plan shall be issued to the selected officers and key employees in their own names, with all attendant rights of a stockholder (including the right to receive dividends thereon and to vote such Shares, but excluding the right to physically possess such Shares for so long as they are restricted, as set forth below), subject to restrictions, limitations, terms and conditions set forth in the Plan.

2. Eligible Officers and Employees; Administration

(a) The persons eligible to participate in the Plan shall be the officers and key employees of the Company (collectively, "Participants") as determined from time to time by the governing body which administers this plan (the "Governing Body"). The governing body which administers this plan initially shall be the Company's Board of Directors (the "Board"), provided that the Board may appoint a committee consisting of not less than two directors to administer the Plan and serve as the Governing Body.

(b) Except as limited by the express provisions of the Plan or by resolutions adopted by the Board, the Governing Body shall have sole and complete authority and discretion (1) to select Employees to participate in the Plan and award Shares, (2) to determine the form and content of awards of Shares to be issued under the Plan, (3) to interpret the Plan, (4) to prescribe, amend and rescind rules and regulations relating to the Plan, and (5) to make all other determinations necessary or advisable for the administration of the Plan. Any committee designated by the Board to be the Governing Body shall have and may exercise such other power and authority as may be delegated to it by the Board from time to time. A majority of the entire committee shall constitute a quorum and the action of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing or electronically by a majority of the committee without a meeting, shall be deemed the action of the committee. If there are only two committee members, they must act unanimously.

(c) In addition to such other rights of indemnification as they may have, the members of the Governing Body shall be indemnified be the Company in connection with any claim, action, suit or proceeding relating to any action taken or failure to act under or in connection with the Plan or any grant under the Plan to the full extent provided for under the Company's governing instruments with respect to the indemnification of Directors.

3. Issuance of Shares; Performance Based Grants; Maximum Authorized Shares

(a) Subject to the restrictions, terms, limitations and conditions contained in the Plan and imposed by the Governing Body consistent with the Plan, the Governing Body shall cause the Company to award and issue such number of Shares to such of the Participants from time to time as it in its sole discretion determines after consultation with the management of the Company. Upon such issuance, such Shares shall be validly issued and fully paid by the Company and shall be nonassessable. Consistent with the provisions of the Plan, the date of award (for purposes of determining the time denominated restriction period in Paragraph 4) will be the date of the meeting at which the Governing Body grants the Shares. Beneficial ownership is deemed to accrue to the Participant on the date the Company transfers or instructs its transfer agent to issue the Shares. Such Shares shall remain in the physical possession of the Company during any restriction period (as defined in Paragraph 4 (a)). Each Participant, if requested by the Company, as a condition to transfer to him or her such Shares on the transfer books of the Company (and in order to facilitate return to the Company pursuant to Paragraph 4 hereof), shall, if so requested by the Governing Body, execute and deliver to the Company a blank stock power relating to such shares issued to him or her.

(b) Such Shares may be issued at the sole discretion of the Governing Body from time to time on a regular or irregular basis, or as a reward for outstanding achievement or performance, or as an inducement to accept employment with the Company, or on account of such other criteria as may be established by the Governing Body. Notwithstanding the foregoing, awards of Shares made to Participants may be based on the attainment of certain criteria to be designated by the Governing Body and specifically identified at the time of grant of the Shares from among the following criteria: cash flow, net operating profit, economic profit, earnings per share, acquisitions and/or divestitures, gross or net revenue growth, annual performance compared to approved plans, return on equity, assets, capital investments or sales, net income growth, total stockholder return, expense management, market share, new product introduction and/or organizational development. The Governing Body may use some or all of these performance criteria, either singly or together, and may link them to the performance of the Company or any subsidiary, division or individual. The Governing Body shall have the sole and absolute authority to determine whether the performance criteria have been satisfied. The Governing Body may also require that Participants remain in the employ of the Company for some time after the attainment of the performance criteria prior to the removal of the restrictions on ownership as contained in Section 4(a).

(c) The maximum number of Shares that shall be available for issuance pursuant to the Plan shall be 950,000 Shares. Any Shares reverting to the Company as a result of termination of employment of a Participant during his or her Restriction Period shall (i) be treated as authorized but unissued Shares and (ii) be available for grant under the Plan.

4. Restrictions; Removal

(a) Except as otherwise set forth in the Plan, all Shares issued pursuant to the Plan shall be subject to the following restrictions. Such Shares may not be sold, transferred, assigned, pledged or otherwise alienated, encumbered or hypothecated until the restriction period as set forth in the subparagraphs (b) and (c) below (the "Restriction Period") has ended.

(b) Except as otherwise set forth in this Section 4, the Restriction Period related to the anniversary of the award of Shares to Participants from time to time shall end upon the expiration of the third anniversary of the award of such Shares except for Shares to which performance criteria set forth in Section 3(b) above apply, in which case the Restriction Period shall end upon attainment, if at all, of the performance criteria chosen by the Governing Body plus the fulfillment of the additional employment obligations, if any, set forth in the last sentence of Section 3(b) above. The Governing Body may reduce (but not increase) the number of Shares to take into account additional factors that the Governing Body determines relevant to measure performance. Upon the end of the Restriction Period the Shares theretofore subject to such restrictions shall be delivered to the Participant free from the restrictions provided herein. The stock power, if any, relating to such Shares shall be destroyed.

(c) Notwithstanding subparagraph (b) above, the Governing Body may specify in an award that the Restriction Period related to the Shares issued to an Participant shall terminate upon the attainment of certain performance goals as specified in such award. The Governing Body shall have the sole and absolute authority to determine whether the Participant has satisfied such performance goal or other terms and conditions set forth in the award.

(d) If a Participant dies or becomes totally disabled (as determined by the Company's long-term disability insurance carrier at the time of the event) or retires on or after his or her sixtieth birthday prior to the expiration of three (3) years from the Shares were issued to him or her under the Plan, then the Restriction Period shall end upon the date that death occurs or complete disability is deemed to have occurred, or that normal retirement is effective, and the Governing Body shall cause the Plan to be implemented in accordance with the provisions of Paragraph 4 and 5 of the Plan.

(e) If a Participant elects to retire before his/her sixtieth birthday or has been terminated by the Company other than for cause (as defined below) prior to the expiration of the Restriction Period, then subject to the provisions of the following sentence, the Participant shall be entitled to pro-rata vesting, based on the number of whole months elapsed since the award of such Shares divided by thirty-six, as to both the award of Shares provided in this Paragraph 4 and the cash award provided in Paragraph 5. Ownership of Shares not finally vested in the Participant after early retirement or termination other than for cause shall revert to the Company and the Participant shall have no further record, legal, beneficial or equitable interest in such Shares.

(f) For the purposes of the Plan, "good cause" shall mean either (i) the Participant habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Participant commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

Termination by the Company for "good cause" may be made only by written notice of termination from the Company to the Participant that has been specifically approved in advance by the Board. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

If a Participant resigns or has his or her employment terminated by the Company for "good cause" prior to the expiration of the Restriction Period with respect to Shares granted under the Plan, ownership of such Shares shall revert to the Company and the Participant shall have no further record, legal, beneficial or equitable interest in such Shares.

(g) For the purposes of the Plan "discharge" shall mean the termination of employment, by the Company, for reason other than "good cause" during the term of an employment agreement. If the Participant is discharged from the Company, all Restricted Stock already awarded, but not shares expected to be awarded in subsequent years, will vest immediately. A cash award as described in Section 5 will be made to the Participant if not previously made pursuant to an 83(b) Election.

(h) If the Participant's employment agreement is not renewed by the Company, or, the Company offers new employment terms that are substandard to the existing terms and the Participant elects to not continue employment based upon those terms, the Participant's already awarded

Restricted Stock will vest immediately. A cash award as described in Section 5 will be made to the Participant if not previously made subject to an 83(b) Election. If the Participant elects to not renew his or her employment agreement, based on employment terms offered by the Company that are at least comparable to existing employment terms, it will be considered a resignation by the Participant and subject to Section 4(f).

(i) Nothing herein contained shall in any way interfere with the right of the Company to terminate the employment of the Participant.

(j) Notwithstanding the foregoing, in the case of subsections (d) and (e) above, the Governing Body shall have the right with respect to termination of the Restriction Period to adjust the effective award upward (but not in excess of the original award of shares) or downward in its sole discretion, taking into account such factors as it determines to be relevant.

5. Additional Cash Award

(a) If the Participant continues in the employ of the Company through the end of the Restricted Period or otherwise becomes entitled to be treated as vested under either Paragraph 4(d) or 4(e), then subject to the limitations and conditions contained in Paragraph 4(e), and the provisions of the remainder of this paragraph, the Participant shall also receive a cash award (the "Cash Award") equal to the quotient of (i) the product of (A) the market value of the Company's stock subject to such award (as indicated by the closing price on the stock exchange on which the Company's shares are listed or as determined by the Company if not publicly traded on an established exchange, as of the date the Restricted Period ends or the date of the modified award under Paragraph 4(e), if earlier), multiplied by (B) the highest individual Federal income tax rate then in effect, divided by (ii) 1 minus the highest Federal income tax rate then in effect. In the event that the Participant is a taxpayer of the United States, and the opportunity to make an election under Section 83(b) of the U.S. Internal Revenue Code of 1986 as amended (an "83(b) Election") is available to the Participant, (irrespective of whether the law of his state of domicile recognizes such election) then, whether or not the Participant makes the 83(b) Election (see Paragraph 9 for how the 83(b) Election is properly made) the amount of the Cash Award shall not exceed 65% of the market value of the Company's Common Stock (determined as above) subject to the award as of the date beneficial ownership accrued to the Participant. An 83(b) Election has the effect of including the value of the Common Stock Award as of the date beneficial ownership accrued to the Participant and the Cash Award in the Participant's compensation for income tax purposes in the year of the award, instead of the year during which the Restriction Period ends. (See also Paragraph 9.) If an 83(b) election is not available to the Participant, the amount of the Cash Award shall not exceed 65% of the market value of the Company's Common Stock subject to the award as of the date beneficial ownership accrued to the Participant.

For purposes of this paragraph, the Governing Board shall have the sole discretion of determining whether an Participant is a taxpayer of the United States, and whether an 83(b) Election is available to the Participant, based on the facts and circumstances and the Governing Body's interpretation of the Internal Revenue Code and regulations thereunder.

(b) The Cash Award less applicable withholding taxes shall be paid to the Participant recipient not later than (A) in cases where no 83(b) Election is made, seventy-five (75) days after the last day of the calendar year in which the date the Restriction Period ends, or (B) in the case where an 83(b) Election is made, seventy-five (75) days after the last day of the calendar year in which the 83(b) Election is made.

6. Other Restrictions

Consistent with the purposes of the Plan, the Governing Body may impose other restrictions on Shares issued hereunder, including, without limitation, restrictions under the Securities Act of 1933, under the requirements of any stock exchange upon which such Shares are then listed, and under any blue sky or securities laws applicable to such Shares.

7. Change of Control

(a) Notwithstanding anything to the contrary in the Plan, in the event there is a "change of control" of the Company, then, in that event, notwithstanding the provisions of Paragraph 4 hereof, the Restriction Period for any Shares granted under the Plan, including Shares granted under Section 7(c) below, shall terminate on the date of such change of control and all Shares shall be vested 100% in all Participants and distributed to them immediately, free of all restrictions, accompanied by the Cash Awards in the amounts provided in Paragraph 5.

(b) For purposes on the Plan, "change of control" means the occurrence of any of the following events: (i) any "Person" or "Persons" as defined in Sections 13(b) and 14(b) of the Securities Exchange Act of 1934, as amended (the "Act"), is or becomes the "Beneficial Owner" (as defined in Rule 13(d)-3 of the Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities or (ii) the merger or consolidation of the Company with another corporation or entity pursuant to which the shareholders of the Company own, directly or indirectly, less than 60% of the surviving or resulting corporation, (iii) the transfer of all or substantially all of the assets of the Company to an entity of which the Company owns less than 80% of the voting shares, or (iv) any election to the Board of Directors of the Company of three or more directors during any twelve month period without the recommendation or approval of the incumbent Board of Directors of the Company.

(c) Shares that are not yet granted, but promised for future years under any employment agreement will immediately be granted upon a "change in control" and shall be handled no differently than shares previously granted to the Participant.

8. Assignment

Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in an y manner other than by the laws of descent and distribution

9. 83(b) Election

If a Participant who is a taxpayer of the United States makes an 83(b) Election in the year of the award of Shares, the Company shall pay the Cash Award in accordance with Paragraph 5. This election must be made within the time and manner prescribed by the Internal Revenue Code in effect at that time. The Participant must sign and date an 83(b) Election Notification Form, and provide a copy to the Chief Financial Officer of the Company.

10. Effect of Changes in Common Stock

(a) Recapitalizations; Stock Splits, Etc. The number and kind of shares reserved for issuance under the Plan, and the number and kind of shares subject to outstanding awards shall be proportionately adjusted for any increase, decrease, change or exchange of Shares for a different number or kind of shares or other securities of the Company which results from a merger, consolidation, recapitalization, reorganization, reclassification, stock dividend, split-up, combination of shares, or similar event in which the number or kind of shares is changed without the receipt or payment of consideration by the Company.

(b) Conditions and Restrictions on New, Additional, or Different Shares or Securities. If, by reason of any adjustment made pursuant to this Section, a Participant becomes entitled to new, additional, or different shares of stock or securities, such new, additional, or different shares of stock or securities shall thereupon be subject to all of the conditions and restrictions which were applicable to the Shares pursuant to the award before the adjustment was made.

(c) Other Issuances. Except as expressly provided in this Section, the issuance by the Company or an affiliate of shares of stock of any class, or of securities convertible into Shares or stock of another class, for cash or property or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe therefore, shall not affect, and no adjustment shall be made with respect to, the number or class of Shares then subject to awards or reserved for issuance under the Plan.

11. Amendment; Termination

The Board may from time to time amend the terms of the Plan and, with respect to any Shares at the time not issued pursuant to the Plan, suspend or terminate the Plan; provided, however, the Board may seek shareholder approval of an amendment if it is determined to be required by or advisable under regulations of the Securities and Exchange Commission, the rules of any stock exchange on which the Company's stock is listed or other applicable law or regulation.

No amendment, suspension or termination of the Plan shall, without the consent of any affected holders of Shares issued pursuant to the Plan, alter or impair any rights or obligations under any Shares theretofore granted under the Plan.

12. Governing Law

This Plan shall be construed and enforced in accordance with the laws of the State of Georgia except to the extent that federal law is deemed to apply.

I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of the Company as of September 17, 2007.

Executed as of the 17th day of September, 2007.

____

Michael Skripko
Secretary

EXHIBIT 10A

CONSENT OF CERTIFIED ACCOUNTING FIRM

GALANTI & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Randy A. Galanti
Neil I. Galanti
Paula A. Martin
Alan R. Silverman
Shanie S. McCarty

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 22, 2007, in the Offering Statement on Form 1-A and related offering circular of National House Care, Inc. for the offering of shares of its common stock.

Galanti & Company, P.C.

Galanti & Company, P.C.
Certified Public Accountants

Atlanta, Georgia
September 17, 2007

1834 Independence Square Dunwoody, Georgia 30338
770-393-0399 tel 770-393-9293 fax www.galanticpa.com

EXHIBIT 11

Legal Opinion



BAKER DONELSON
BEARMAN, CALDWELL
& BERKOWITZ, PC

MONARCH PLAZA
SUITE 1600
3414 PEACHTREE ROAD N.E.
ATLANTA, GEORGIA 30326
PHONE: 404.577.6000
FAX: 404.221.6501

www.bakerdonelson.com

September 18, 2007

The Board of Directors
National House Care, Inc.
5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

Re: National House Care, Inc.
Common Stock, No Par Value Per Share

Gentlemen:

You have requested the opinion of this firm as to certain matters in connection with the offer and sale of National House Care, Inc. (the "Company") Common Stock, no par value per share ("Common Stock"). We have reviewed the Company's Articles of Incorporation, Offering Statement on Form A-1 (the "Form A-1"), as well as applicable statutes and regulations governing the Company and the offer and sale of the Common Stock.

We are of the opinion that upon the qualification of the Form A-1, the Common Stock, when sold pursuant to the Company's offering circular, will be legally issued, fully paid and non-assessable.

This opinion has been prepared in connection with the Form A-1. We hereby consent to our firm being referenced under the caption "Legal Matters," and for inclusion of this opinion as an exhibit to the Form A-1.

Very truly yours,

Henry B. Levi
For the Firm

A2 HBL 1828123 v1
2906879-000002 9/18/2007

END

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